As filed with the Securities and Exchange Commission on September 13, 2007

Registration No. 333-143192

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IMPERIUM RENEWABLES, INC.

(Exact name of registrant as specified in its charter)

Washington	2860	20-0852308
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1741 First Avenue South, Third Floor

Seattle, Washington 98134

(206) 254-0203

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

MARTIN G. TOBIAS

Chief Executive Officer

Imperium Renewables, Inc.

1741 First Avenue South, Third Floor

Seattle, Washington 98134

(206) 254-0203

(Name, address, including zip code, and telephone number, including area code, of agent for service)

It is respectfully requested that the Securities and Exchange Commission send copies of all notices, orders and communications to:

MARK F. HOFFMAN, ESQ. STEVEN R. YENTZER, ESQ. TRENTON C. DYKES, ESQ. DLA Piper US LLP 701 Fifth Avenue, Suite 7000 Seattle, Washington 98104 (206) 839-4800	PAUL C. PRINGLE, ESQ. PRASHANT GUPTA, ESQ. Sidley Austin LLP 555 California Street, Suite 2000 San Francisco, California 94104 (415) 772-1200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such a date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

(Subject To Completion) Issued September 13, 2007

Shares

COMMON STOCK

Imperium Renewables, Inc. is offering                  shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price for our shares will be between $             and $             per share.

We have applied to list our common stock on the NASDAQ Global Market under the symbol “IMPR.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 10.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Imperium Renewables

Per Share	$	$	$
Total	$	$	$

We and the selling shareholders, which include our Chief Executive Officer and entities affiliated with our President and two other directors, have granted the underwriters the right to purchase up to an additional                      shares and                      shares, respectively, to cover over-allotments. We will not receive any proceeds from the sale of shares by the selling shareholders.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                     , 2007.

Morgan Stanley	Lehman Brothers

UBS Investment Bank

Jefferies & Company	Piper Jaffray	Societe Generale

                    , 2007

FEEDSTOCK FLEXIBILITY. WE PRODUCE BIODIESEL FROM MULTIPLE FEEDSTOCKS, INCLUDING CANOLA, PALM AND SOYBEAN OIL.

SUPERIOR LOGISTICS. OUR FACILITIES ARE BEING LOCATED AROUND DEEP WATER PORTS, PROVIDING OPERATIONAL AND COST ADVANTAGES.

LEADING TECHNOLOGY & INDUSTRIAL-SCALE. OUR FACILITIES ARE EACH BEING BUILT WITH 100 MGY NAMEPLATE CAPACITY.

imperium renewables

You should rely only on the information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission, or the SEC, and used or referred to in an offering to you of these securities. Neither we nor the selling shareholders or the underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling shareholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers or sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, and the information appearing in any free writing prospectus is accurate only as of the date of the free writing prospectus.

No action has been or will be taken in any jurisdiction by us or by any underwriter that would permit a public offering of the common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. In this prospectus references to “dollars” and “$” are to United States dollars.

Until                     , 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data used throughout this prospectus from industry journals and publications, data on websites maintained by private and public entities, including independent industry associations, general publications and other publicly available information. We believe that all of these sources are reliable, but we have not independently verified any of this information. In particular, we have based much of our discussion of the biodiesel industry, including biodiesel production capacity, additional capacity from facilities under construction, government regulation relevant to the industry and forecasted growth in demand, on information published by the National Biodiesel Board, or NBB, the national trade association for the U.S. biodiesel industry, and by the Energy Information Administration, which provides the official energy statistics for the U.S. government. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of such information. Further, because the NBB is a trade organization for the biodiesel industry, it may present information in a manner that is more favorable to that industry than would be presented by an independent source. Forecasts are particularly likely to be inaccurate, especially over long periods of time. Unless the context requires otherwise, references to “diesel” in the U.S. are to distillate fuel oil, which includes numbers 1, 2 and 4 distillates, and references to “diesel” in Europe are to gas diesel oil, which includes diesel used for compression ignition, light heating oil for industrial and commercial uses, and other heavy gas oils.

ii

PROSPECTUS SUMMARY

This summary highlights information included elsewhere in this prospectus. This summary is not complete and does not contain all the information that may be important to you. You should carefully read the entire prospectus, especially the risks set forth under the heading “Risk Factors” and our financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, references in this prospectus to “Imperium,” “we,” “us,” and “our” refer to Imperium Renewables, Inc. and its subsidiaries and, as of dates and for periods on or prior to May 17, 2005, to our business while it was a part of Seattle Biodiesel LLC. When used in this prospectus, the term “nameplate capacity” means the annual production capacity of a biodiesel production facility for which it is designed and as certified by an independent design engineer.

IMPERIUM RENEWABLES, INC.

Overview

We are the largest “pure-play” biodiesel producer in the U.S. based on nameplate capacity, according to the NBB. We design, develop, build, own and operate biodiesel production facilities that will be capable of consistently producing industrial-scale quantities of biodiesel from multiple feedstocks that exceed industry quality standards. We have built the first facility in the U.S. with a 100 million gallon per year, or MGY, nameplate capacity, and we are developing three additional production facilities that will expand our aggregate nameplate capacity to approximately 405 MGY by the end of the first quarter of 2009. We believe that we will be among the lowest-cost providers, if not the lowest-cost provider, of biodiesel in the U.S. due to the strategic locations of our production facilities, our proprietary process and technological innovations, our ability to utilize multiple feedstocks, and our internal project engineering expertise. Since 2005, we have been selling biodiesel directly and through distributors to a variety of users, including industrial users, fleet and marine operators, utilities, fuel distributors and blenders, and federal, state and local governments. We also have a contractual commitment from Royal Caribbean Cruises, Ltd. (NYSE: RCL), or RCCL, to purchase, at a minimum, approximately 15 million gallons of biodiesel in 2007 and thereafter approximately 18 million gallons of biodiesel annually for four years, which RCCL has the option to extend for three additional years. We believe this is the single largest long-term biodiesel sales contract to an end user in the U.S.

Biodiesel is a biodegradable, nontoxic alternative fuel produced from multiple types of vegetable oil and other feedstocks. Biodiesel performs comparably to petroleum diesel, or diesel, in vehicle, marine, power generation and home heating oil applications. Biodiesel can be used as a direct replacement for diesel and can also be blended with diesel. Many industrial biodiesel consumers use B99, which is a blend containing 99% biodiesel and 1% diesel. In comparison to ethanol, which is used primarily as an oxygenate that typically replaces up to 10% of gasoline, biodiesel can be used as a direct replacement for diesel at levels up to 100%, which increases the potential penetration of biodiesel in the diesel market relative to the potential penetration of ethanol in the gasoline market. To use ethanol as a replacement fuel or in blends higher than 10% generally requires significant engine modification. Biodiesel represents less than 0.4% of the overall U.S. diesel market, based on 2006 figures. In the U.S., biodiesel consumption has grown from approximately 500,000 gallons in 1999 to more than an estimated 250 million gallons in 2006.

Increased use of biodiesel not only reduces dependence on petroleum oil but also combats the environmental impact of petroleum-based fuels. Biodiesel emits fewer exhaust materials that are associated with smog, particulate pollution and global warming than diesel. According to the U.S. Environmental Protection Agency, or EPA, pure biodiesel, or B100, emits 78% less carbon dioxide, 67% fewer unburned hydrocarbons, 48% less carbon monoxide, and 47% fewer particulates, than diesel. Given these benefits, federal and state governments are mandating or encouraging the use of biodiesel. The federal government provides blenders with an excise tax credit of $0.01 per percentage point of biodiesel blended with diesel, up to $1.00 per gallon. For example, a blend of 20% biodiesel and 80% diesel, or B20, would entitle the blender to a $0.20 credit per gallon so blended. The 2005 Energy Policy Act includes national targets for renewable fuel as a percentage of the overall fuel supply. The States of Louisiana, Minnesota, New Mexico, Oregon and Washington, as well as the City of Portland, have also enacted renewable fuel standards mandating the use of biodiesel as a blend with diesel. Renewable fuel requirements, including requirements only applicable to government vehicles, have been enacted in at least 21 states. The production of biodiesel may also generate emissions credits, which can be traded on exchanges pursuant to the Kyoto Protocol and other efforts.

We believe our biodiesel production process and technological innovations will enable us to produce biodiesel that exceeds industry quality standards with relatively lower capital expenditures and operating expenses than certain of our competitors. Although the process of making biodiesel is relatively simple, we believe we will be the first in the U.S. to efficiently and consistently produce high-quality biodiesel on an industrial-scale that can be transported long distances. We have optimized our biodiesel production process to incorporate new, internally-developed proprietary technology, and our production facilities are being designed and built to process biodiesel from multiple feedstocks simultaneously. This flexibility will allow us to shift into and out of feedstocks based on customer demand and market cost dynamics without hindering production or increasing our operating costs. In addition, our process recaptures methanol and does not create waste water, which reduces costs and environmental permitting requirements.

We employ in-house engineering, design and project management personnel in the construction process, which we believe enables us to decrease our time to market and reduce our construction costs. For example, we constructed our Grays Harbor production facility in 11 months at a total cost of approximately $78 million, or $0.78 per gallon of nameplate capacity, including facility construction, all transportation infrastructure and on-site storage facilities costs. Excluding the transportation infrastructure and on-site storage facilities, the total cost to construct our Grays Harbor production facility was approximately $34 million, or $0.34 per gallon of nameplate capacity.

We commenced operation of our first commercial biodiesel production facility in April 2005. While to date our cost of sales has exceeded related revenues, we will seek to achieve profitability by executing the business strategy described under “Business—Business Strategy,” which involves expanding our operations to produce industrial-scale quantities of biodiesel from multiple feedstocks using efficient, proprietary technology at strategic locations. We completed construction of our second commercial production facility, located at Grays Harbor, Washington, in August 2007, the designs for which are certified at 100 MGY nameplate capacity. We are also developing three additional 100 MGY nameplate capacity facilities that are scheduled to be constructed by the end of the first quarter of 2009: one in Hawaii, one in Argentina and one on the U.S. East Coast. The U.S. production facilities will produce biodiesel primarily for the U.S. East and West Coast markets. The Argentina production facility will produce biodiesel primarily for export to Europe. Each of these production facilities will be based on the same technology, engineering and design that we are using at our Grays Harbor production facility. We expect to finance the construction of these three new facilities with the net proceeds we receive from this offering. We estimate the total construction costs for our Hawaii, Argentina and U.S. East Coast production facilities to be approximately $95 million, $65 million and $70 million, respectively. We are also evaluating several sites for additional new production facilities, both overseas and in the U.S., that we may develop after 2008.

The table below provides an overview, as of the date of this prospectus, of our biodiesel production facilities that are in operation or under development and expected to be constructed by the end of the first quarter of 2009.

Facility	Seattle	Grays Harbor	Hawaii	Argentina	U.S. East Coast
Location	Seattle, Washington	Grays Harbor, Washington	Oahu, Hawaii	Santa Fe, Argentina	Philadelphia, Pennsylvania
Actual or expected construction completion date	April 2005	August 2007	Q4 2008	Q4 2008	Q1 2009
Actual or expected nameplate capacity (MGY)	5	100	100	100	100
Primary target market	Research and development and U.S. West Coast	U.S. West Coast	Hawaii	Europe	U.S. East Coast
Current development status	In operation	In operation and commissioning	In development	In development	In development
Actual or expected ownership	100%	93%(1)	100%	100%	100%
(1)	We are contractually required to repurchase RCCL’s 7% interest in Imperium Grays Harbor, LLC, our subsidiary that owns and operates the Grays Harbor production facility. We expect the interest repurchase to close no later than the closing of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Repurchase of Interest in Subsidiary, Modification of Contract” for additional information concerning such repurchase.

We have entered into a purchase agreement with RCCL to acquire RCCL’s 7% interest in Imperium Grays Harbor, LLC, or IGH, our subsidiary that owns and operates our Grays Harbor production facility, for a purchase price of $10.0 million. The purchase price is payable in cash on the earlier of the closing of this offering, October 31, 2007, or the closing of the $41.2 million term loan under our credit facility described in “Description of Certain Indebtedness—Credit Facility,” which is expected to occur in the third quarter of 2007. The purchase agreement allows RCCL to continue to appoint one of the managers to the board of managers of IGH for so long as the biodiesel purchase agreement with RCCL remains in effect. In August 2007, we also modified our biodiesel purchase agreement with RCCL to remove certain provisions that had restricted our operations, including certain biodiesel fuel specifications. In consideration for this modification, we have issued $14.0 million in promissory notes to RCCL, which we are contractually required to repay no later than the closing of this offering. For a description of some of the terms of our biodiesel purchase agreement with RCCL, see “Business—Customers.”

Competitive Strengths

Our competitive strengths include:

•

Industry-leading technology. We have developed our proprietary production technology and we will continue to invest in research and development. For example, we are able to convert more than 99% of the vegetable oil feedstock by volume into biodiesel and recapture approximately 99% of the unreacted methanol used in the biodiesel production process. We are continually evaluating new or improved feedstock sources and processing technologies in an effort to leverage our multi-feedstock capabilities and further reduce our production costs.

•

Sustainable first mover advantage. We believe our construction time and cost structure, and growing industry-leading production capacity, give us a competitive advantage in securing high-volume customers, favorable supply and distribution agreements and strategic site locations.

•

Superior logistics. We are locating our production facilities and distribution logistics in and around coastal deep water ports that provide us with multiple operating, cost and business model advantages compared to other industry participants.

•

Feedstock flexibility. Our production facilities are being designed to produce biodiesel simultaneously from multiple feedstocks, including canola, soybean, and palm oil, as well as jatropha, mustard and other feedstocks. This will allow us to shift into and out of different feedstocks based on customer demand and market cost dynamics without hindering our production process or substantially increasing our operating costs.

•

In-house project management and engineering expertise. We have assembled an in-house project management and engineering staff that allows us to coordinate the design, engineering and construction of our production facilities. We believe our expertise and involvement in constructing and developing low-cost, large-scale production facilities will allow us to complete new construction more quickly than many of our competitors.

•

Well-capitalized balance sheet. We believe that the proceeds of this offering, together with our other sources of financing, cash on hand and cash from operations, will allow us to complete commissioning of our Grays Harbor production facility, construction of three other new production facilities, and our business plan through at least the end of 2009. We believe our low leverage, strong cash position and strong credit profile will also allow us to pursue large-volume customers and enter into larger feedstock agreements at lower cost than our competitors.

•

Experienced and proven management team. Our management team has extensive public company experience, is entrepreneurial and growth oriented, and has a proven ability to manage high-growth businesses in rapidly changing environments.

Business Strategy

Our objective is to grow our leading market position in the U.S. biodiesel industry and become the biodiesel provider of choice. Key elements of our strategy include:

•

Establish strategically-located production facilities. We plan to capitalize on the growing U.S. and international demand for biodiesel by establishing our production facilities in strategic markets where there is strong demand for biodiesel and deep water port access to transport raw materials and biodiesel via barge.

•	Establish a global distribution network. We plan to expand the reach of our production facilities by growing our global storage and distribution capacity in key U.S. and international markets.

•

Build industrial-scale facilities. While much of the domestic biodiesel production capacity consists of facilities having a nameplate capacity of 10 MGY or less, we plan to continue building industrial-scale production facilities with a nameplate capacity of at least 100 MGY at each facility.

•

Promote broad-based adoption of biodiesel. We plan to continue our efforts to promote the adoption of biodiesel through our lobbying and public relations efforts and will continue to explore new markets for biodiesel.

•

Continually improve our technology. We will continue to use our in-house research and development and engineering expertise to evaluate new process designs and techniques, emerging product opportunities, and industry developments to maintain our leadership in the biodiesel industry.

•	Manage feedstock costs. Feedstocks are the most expensive component of biodiesel, and we are implementing short and long-term strategies to minimize our feedstock costs.

We believe that the execution of our business strategy will allow us to generate revenues that exceed our related cost of sales and other operating expenses.

Certain Risk Factors

Our business involves various risks, including the volatility and uncertainty of the prices of feedstocks, methanol, crude oil, diesel and biodiesel; our near-term dependence on a single production facility; operational disruptions at our facilities; our ability to secure new sites for, and build, new production facilities in furtherance of our growth strategy; our near-term dependence on a single customer; problems with product quality or product performance; our limited operating history; our level of indebtedness and limitations and restrictions on our business activities imposed by any debt financing agreements; the results of our hedging transactions and other risk mitigation strategies; our reliance on key management personnel; future technological advances by our competitors; our ability to compete effectively in our industry; changes in or elimination of governmental laws, tariffs, trade or other controls or enforcement practices; environmental, health and safety laws, regulations and liabilities; development of infrastructure related to the sale and distribution of biodiesel; adverse public perception concerning the biodiesel market or our feedstock; and our ability to raise additional capital and secure additional financing. See “Risk Factors” beginning on page 10.

Our Corporate Information

Our corporate offices are located at 1741 First Avenue South, Third Floor, Seattle, Washington 98134. We were incorporated in Washington in May 2005. Until May 17, 2005, our business was part of Seattle Biodiesel LLC, at which time we merged Seattle Biodiesel LLC into a wholly-owned subsidiary, pursuant to which Seattle Biodiesel LLC became our subsidiary. Our website address is http://www.imperiumrenewables.com and our telephone number is (206) 254-0203. Information on our website is not incorporated into this prospectus and should not be relied upon in determining whether to make an investment in our common stock. Any logos or other trademarks mentioned in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding immediately after this offering	shares, assuming no exercise of the underwriters’ over-allotment option

Over-allotment option offered by us	shares

Over-allotment option offered by the selling shareholders	shares

Over-allotment	Should the underwriters exercise their over-allotment option, first the selling shareholders will sell up to a total of shares and then we will sell up to additional shares.

Use of proceeds	We intend to use approximately $230 million of the net proceeds from this offering to finance the development and construction of three new production facilities in Hawaii, in Argentina and on the U.S. East Coast. We intend to use the remaining net proceeds from this offering to repay $14.0 million of promissory notes issued to RCCL in consideration for modifying our biodiesel purchase agreement with RCCL and for general corporate purposes, including working capital. We also may use $10.0 million of the net proceeds to acquire RCCL’s 7% interest in our subsidiary, Imperium Grays Harbor, LLC. We will not receive any proceeds from the sale of shares by the selling shareholders. The selling shareholders include our Chief Executive Officer and entities affiliated with our President and two other directors. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of some of the factors that you should consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	“IMPR”

The number of shares of common stock that will be outstanding after this offering is based on 33,826,625 shares outstanding at June 30, 2007, but excludes as of June 30, 2007:

•	3,063,837 shares of common stock issuable upon the exercise of options outstanding under our Amended and Restated 2005 Stock Option Plan at a weighted-average exercise price of $5.61 per share; and

•

2,500,000 shares of common stock in the aggregate reserved for future issuance under our 2007 Performance Incentive Plan and 2007 Employee Stock Purchase Plan, each of which will become effective upon effectiveness of this offering, subject to automatic annual increases and increases resulting from the rollover of terminated and expired options originally granted under our Amended and Restated 2005 Stock Option Plan.

Except as otherwise indicated, all information in this prospectus assumes:

•

the conversion of all of our outstanding shares of redeemable convertible preferred stock into 14,879,886 shares of common stock upon the consummation of this offering, assuming a one-to-one conversion ratio of our outstanding shares of our Series A and Series B redeemable convertible preferred stock. For more information concerning the conversion ratio for shares of Series B redeemable convertible preferred stock, see “Conversion of Series B Preferred Stock;”

•

the issuance of 1,896,892 shares of common stock issuable upon exercise of all of our outstanding warrants and an option issued outside of our Amended and Restated 2005 Stock Option Plan that terminate immediately prior to the effectiveness of this offering if not exercised;

•	no exercise of outstanding options under our Amended and Restated 2005 Stock Option Plan;

•	a for stock split of our common stock that was effected on , 2007;

•

the filing of our amended and restated articles of incorporation with the Washington Secretary of State, which will occur on or prior to the consummation of this offering, and the effectiveness of our amended and restated bylaws; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents summary consolidated financial and operating data as of the dates and for the periods indicated. The summary consolidated statement of operations data for the period from our inception on March 5, 2004 to December 31, 2004 and for the years ended December 31, 2005 and 2006 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the six months ended June 30, 2006 and 2007, and the balance sheet data as of June 30, 2007, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary to state fairly our results of operations as of and for the periods presented. You should read the information contained in this table in conjunction with the “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus. Historical results of operations and financial position are not necessarily indicative of the results that may be expected for future periods.

	March 5, 2004 (inception) to December 31, 2004	Years Ended December 31,		Six Months Ended June 30,
		2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Product sales	$—	$1,312	$4,982	$1,518	$21,679
Cost of sales	—	1,600	5,845	1,826	23,373

Gross loss	—	(288)	(863)	(308)	(1,694)
Operating expenses:
Research and development expenses	30	101	268	103	645
Selling, general and administrative expenses	67	501	4,243	1,396	7,366

Total operating expenses	97	602	4,511	1,499	8,011

Operating loss	(97)	(890)	(5,374)	(1,807)	(9,705)

Other income (expense), net:
Interest income	—	28	659	173	1,785
Interest expense	(2)	(83)	(736)	(3)	(346)
Gain (loss) from hedging activities	—	—	—	—	(100)

Total other income (expense), net	(2)	(55)	(77)	170	1,339

Net loss	$(99)	$(945)	$(5,451)	$(1,637)	$(8,366)

Net loss per basic and diluted common share	$(0.01)	$(0.07)	$(0.33)	$(0.10)	$(0.50)

Shares used to compute net loss per basic and diluted common share	8,125	13,440	16,560	16,560	16,669

Pro forma net loss per basic and diluted share:(1)
Net loss	$(99)	$(945)	$(5,451)	$(1,637)	$(8,366)
Pro forma net loss per basic and diluted share (unaudited)(1)			$(0.23)	$(0.07)	$(0.26)
Shares used to compute pro forma net loss per basic and diluted share (unaudited)(1)			23,333	22,526	32,723

(1)	The unaudited pro forma net loss per basic and diluted share calculations assume the conversion of all outstanding shares of redeemable convertible preferred stock, warrants and an option issued outside of the Amended and Restated 2005 Stock Option Plan, into common stock using the as-if converted method, as if such conversion had occurred as of the first day of the period presented or the original issuance date, if later. The effect of which resulted in: (i) the conversion of all shares of our Series A and Series B redeemable convertible preferred stock outstanding as of June 30, 2007 into 14,879,886 shares of common stock upon the consummation of this offering, assuming a one-to-one conversion ratio; and (ii) the issuance of 1,896,892 shares of common stock issuable upon exercise of all outstanding warrants and an option issued outside of our Amended and Restated 2005 Stock Option Plan.

	March 5, 2004 (inception) to December 31, 2004	Years Ended December 31,		Six Months Ended June 30,
		2005	2006	2006	2007
				(unaudited)
	(in thousands, except operating data)
Other Financial Data:
Working capital (deficit)	$(22)	$8,505	$28,496	$6,293	$47,769
Capital expenditures	$35	$547	$12,448	$1,063	$45,123

Operating Data (per gallon of biodiesel):
Biodiesel produced and sold (gallons, in thousands)	—	409	1,412	479	1,111
Average selling price of biodiesel produced and sold	$—	$2.89	$3.19	$3.15	$3.15
Average vegetable oil cost	$—	$2.35	$2.31	$2.01	$2.64
Average methanol cost	$—	$0.28	$0.23	$0.20	$0.24
Biodiesel purchased and sold (gallons, in thousands)	—	—	138	—	6,142
Average selling price of biodiesel purchased and sold	$—	$—	$3.28	$—	$2.95
Average cost of biodiesel purchased for sale	$—	$—	$3.11	$—	$2.80
Average gross loss	$—	$(0.70)	$(0.56)	$(0.64)	$(0.23)

	As of June 30, 2007
	Actual	As Adjusted(1)
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$25,850
Restricted cash(2)	9,483
Property, plant and equipment, net	45,716
Construction in progress	29,260
Total assets	153,232
Long-term put note payable	10,000
Long-term debt—credit facility	6,704
Redeemable convertible preferred stock	109,538
Total shareholders’ equity	3,000

(1)	The as adjusted data give effect to our sale of common stock in this offering and the application of the estimated net proceeds we receive therefrom, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as described under “Use of Proceeds,” as if those transactions had occurred as of June 30, 2007. The as adjusted data have been prepared using an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus, and also assumes that we will issue a number of shares of common stock in this offering equal to the number of shares appearing on the cover page of this prospectus. An increase or decrease in the assumed initial public offering price per share, or an increase or decrease in the number of shares that we issue in this offering, would increase or decrease, respectively, certain items appearing in the as adjusted column of the above table. For additional information, see “Use of Proceeds,” “Capitalization” and “Dilution.”
(2)	At June 30, 2007, restricted cash was pledged as collateral against letters of credit and commodity derivative instruments in connection with commitments for the purchase of biodiesel and vegetable oil, as well as cash pledged as collateral against a letter of credit related to an office building lease.

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the risks described below as well as the other information contained in this prospectus before investing in our common stock. The risks and uncertainties described below are not the only ones we may face. The following risks could impair our business, financial condition and results of operations. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events, and you may lose all or part of your investment.

Risks Relating to Our Business

Our financial condition and results of operations are highly dependent on vegetable oil and methanol prices, which are subject to significant volatility and uncertainty, so our financial results could fluctuate substantially.

Our financial results are substantially dependant on commodity prices, in particular the prices of soybean, canola and palm oils, which we refer to as vegetable oils or feedstock, and the price of methanol. Vegetable oil is currently the single largest cost in our production of a gallon of biodiesel, and methanol is currently our second largest cost. Vegetable oil costs for the year ended December 31, 2006 and for the six months ended June 30, 2007 constituted approximately 56% and 12%, respectively, of our total cost of sales. Methanol costs for the year ended December 31, 2006 and for the six months ended June 30, 2007 constituted approximately 6% and 1%, respectively, of our total cost of sales. Excluding sales associated with biodiesel purchased from other biodiesel producers, vegetable oil and methanol costs constituted approximately 52% and 5%, respectively, of our cost of sales for the six months ended June 30, 2007. At certain levels, the prices of vegetable oils and methanol may make biodiesel uneconomical when compared to the price of diesel. Because the prices for these items are volatile, our financial results may fluctuate substantially and we may experience periods of lower gross margins, which could result in operating losses. For example, since September 2006, vegetable oil prices have increased substantially, resulting in a lower gross margin for our biodiesel. Although we may attempt to offset a portion of the effects of fluctuations in prices by entering into forward contracts to supply our feedstock, or by engaging in transactions that involve exchange-traded futures contracts, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time and these activities also involve substantial risks. See “—We engage in hedging transactions and other risk mitigation strategies that could harm our financial results.”

The price of vegetable oil is influenced by various global factors including weather conditions and other factors affecting crop yields, farmer planting decisions, the output and proximity of crush facilities that convert the crops to oil, and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, global and local demand and supply, and political and social factors that may cause fewer acres of oilseed crops to be planted or used for biodiesel production. The significance and relative effect of these factors on the price of vegetable oils is difficult to predict. Any event that tends to negatively affect the supply of vegetable oil, such as adverse weather or crop disease, could increase vegetable oil prices and potentially harm our business. In addition, we may also have difficulty, from time to time, in sourcing vegetable or other oils on economical terms due to supply shortages. A shortage of any particular feedstock may require us to source other types of feedstock at less favorable prices, which may have a material adverse effect on our business and financial condition.

Our financial condition and results of operations are highly dependent on the price of crude oil, diesel and biodiesel, which are subject to significant volatility and uncertainty. Fluctuations in the selling price and production cost of crude oil and diesel may reduce our gross margins.

Biodiesel prices are influenced by the supply and demand for crude oil and diesel. Historically, the price of biodiesel has correlated closely to the price of crude oil and diesel. The prices of crude oil and diesel fluctuate substantially and are difficult to forecast due to factors such as war, political unrest, worldwide economic conditions, seasonal weather conditions, changes in refining capacity, fluctuations in exchange rates and natural disasters. A perceived reduction of such threats could result in a significant reduction in crude oil prices.

Our gross margin depends principally on the spread between the price of biodiesel and the prices of vegetable oil and methanol. The spread between these prices can vary significantly. Because biodiesel is marketed both as a pure and blended substitute for diesel, a decrease in crude oil and diesel prices may reduce the price at which we can sell our biodiesel and materially and adversely affect our financial condition and results of operations.

Our business is subject to seasonal fluctuations, which could adversely affect our financial results.

Our operating results could be influenced by seasonal fluctuations in the price of vegetable oils and the price of crude oil and diesel. For instance, the spot prices of soybeans tend to rise during the spring planting season and tend to decrease during the fall harvest. In addition, our biodiesel prices are substantially correlated with the price of crude oil and diesel. The price of crude oil and diesel tends to rise both in summer, due to the summer driving season, and in winter, due to home heating needs. Given our limited history, we do not know yet how these seasonal fluctuations will affect our financial results over time. In addition, currently we derive a significant amount of revenues under our biodiesel purchase agreement with Royal Caribbean Cruises, Ltd., or RCCL. RCCL’s purchase obligations under this agreement are primarily during the months of April through October, and, as a result, we anticipate our financial results in the near future will be subject to fluctuations associated with our seasonal biodiesel delivery obligations under the RCCL biodiesel purchase agreement.

We will for the near future substantially depend on one new production facility, and any operational disruption could result in a reduction of our sales volumes and could cause us to incur substantial losses.

Nearly all of our anticipated revenue for at least the next 12 months will be derived from the sale of biodiesel that we plan to produce at our new 100 million gallon per year, or MGY, nameplate capacity facility in Grays Harbor, Washington that began production in August 2007. Our operations would be subject to significant interruption if this production facility were to experience an accident or were damaged by severe weather or other natural disaster. In addition, our operations may be subject to labor disruptions and unscheduled downtime, or other operational hazards inherent in chemical manufacturing industries, such as equipment failures, fires, explosions, abnormal pressures, blowouts, pipeline ruptures and transportation accidents. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension or termination of operations and the imposition of civil or criminal penalties. In addition, our insurance may not be adequate to fully cover the potential operational hazards described above, and we may not be able to renew our insurance on commercially reasonable terms or at all.

Operations at our new Grays Harbor production facility, or at our additional planned production facilities, may not achieve our expected results.

We began biodiesel production at our new Grays Harbor production facility in August 2007. Our Grays Harbor production facility employs technology on a significantly larger scale than our much smaller Seattle production facility, and our technology has not been tested or proven on this scale. We have not yet demonstrated the production capacity of our Grays Harbor production facility and do not expect to achieve 100 MGY capacity until the first quarter of 2008, at the earliest. If the Grays Harbor production facility does not operate as planned, we may need to incur additional expense, and spend additional time, to commence or increase production at that facility, either of which would reduce our production capacity and increase our production costs. Any failure of our Grays Harbor production facility to produce biodiesel at anticipated cost and capacity levels, or to produce any biodiesel at all, would adversely affect our ability to build other planned production facilities, which will be based on the technology employed at our Grays Harbor production facility. Such failure would adversely affect our financial condition and results of operations.

Our business growth strategy substantially depends on our ability to build new production facilities to add to our Grays Harbor and Seattle production facilities. We may not be able to implement this expansion strategy as planned or at all.

We plan to grow our business by building three new 100 MGY nameplate capacity facilities, in addition to our Grays Harbor production facility, over the next 18 months at sites in Hawaii, in Argentina and on the U.S. East Coast. These three new production facilities are in various stages of planning and development. We are also currently evaluating several sites globally, including in Belgium, China and the Philippines, for possible additional production facilities. Development, construction and expansion of biodiesel production facilities is subject to a number of risks, any of which could prevent us from commencing operations at a particular facility as expected or at all, including adverse weather conditions, defects in materials and workmanship, labor and material shortages or delays, zoning delays, opposition from local groups, transportation constraints, construction change orders, site changes, labor issues and other unforeseen difficulties. For example, if the barge we have leased is not delivered on time, we may suffer delays in delivery of feedstock from suppliers and delivery of biodiesel to customers. We must also obtain numerous regulatory approvals and permits to construct and operate new production facilities. These requirements may not be satisfied in a timely manner or at all. In addition, as described below under “—Risks Relating to the Biodiesel Industry—We may be adversely affected by environmental, health and safety laws, regulations and liabilities,” federal and state governmental requirements may substantially increase our costs, which could have a material adverse effect on our results of operations and financial condition. Our expansion plans may also result in other adverse consequences, such as the diversion of management’s attention from our existing operations.

If we are delayed in the construction of our facilities, we may lose customers or other important business relationships. For example, subject to certain conditions, we are currently the exclusive provider of biodiesel to power generation facilities owned by Constellation Energy Commodities Group, Inc., or Constellation, and its affiliates in 20 eastern U.S. states, plus the District of Columbia. However, under our contract with Constellation, we may lose this status if by December 2008 we are unable to obtain direct supply of at least 100 MGY of biodiesel from a biodiesel production facility in this region. We do not currently have such a direct supply of biodiesel and we do not expect to complete construction of our U.S. East Coast production facility until the first quarter of 2009.

We believe that the net proceeds of this offering will only be sufficient to fund the construction costs of our next three planned production facilities. Total construction costs to complete our Grays Harbor production facility were approximately $78 million, but construction costs in other regions could be more expensive. For example, construction costs of our planned production facility in Hawaii are expected to be approximately 22% higher than our Grays Harbor construction cost for a production facility with the same capacity.

To the extent that proceeds from this offering or, if necessary, our cash on hand and cash generated from operations are not sufficient to fund the construction costs of our production facilities in development, additional financing will be required. Additional financing may also be required in connection with the construction of our production facilities under evaluation. We may not have access to required financing or such financing may not be available to us on acceptable terms or at all. We may finance the expansion of our business with additional indebtedness or by issuing additional equity securities. We could face financial risks associated with incurring additional indebtedness, such as reducing our liquidity, cash flow and access to financial markets, and increasing the amount of cash flow required to service such indebtedness, or associated with issuing additional stock, such as dilution of ownership and earnings.

Our construction costs may also increase to levels that would make a new production facility too expensive to complete or unprofitable to operate. We have not yet entered into construction contracts for our three new planned production facilities or any other facilities that might limit our exposure to higher costs in developing and completing any new facilities. Contractors, engineering firms, construction firms and equipment suppliers also receive requests and orders from other biodiesel companies and, therefore, we may not be able to secure their services or products on a timely basis or on acceptable financial terms. We also have only limited experience with production facility construction, and we may suffer significant delays or cost overruns as a result of a variety of factors, such as shortages of workers or materials, increased cost of construction materials, transportation constraints, adverse weather conditions, unforeseen difficulties or labor issues, any of which could prevent us from commencing operations as expected at our production facilities.

The significant expansion of biodiesel production capacity currently underway in the U.S. and internationally may also impede our expansion strategy. As a result of this expansion, we believe that there is increasing competition for suitable sites for biodiesel production facilities, and we may not find suitable sites for construction of new production facilities or other suitable expansion opportunities. Even if we are able to identify suitable sites or opportunities, we may not be able to secure the services and products from the contractors, engineering firms, construction firms and equipment suppliers necessary to build our biodiesel production facilities on a timely basis or on acceptable economic terms.

We will depend on a single customer for a substantial portion of our revenue during 2007 and 2008, and the loss of, or a significant reduction in biodiesel purchased by, this customer could significantly reduce our revenue.

We have entered into a biodiesel purchase agreement with RCCL that provides for our delivery to RCCL of approximately 15 million gallons of biodiesel in 2007 and thereafter approximately 18 million gallons of biodiesel annually, which may increase by up to 10% per year, through 2011. The RCCL biodiesel purchase agreement is currently one of the only major long-term biodiesel customer contracts that we have, and we expect this contract to account for a substantial portion of our 2007 and 2008 revenue. RCCL could terminate this agreement for any reason with six months’ prior written notice, subject to a termination fee, or in the event of the inability of Imperium Grays Harbor, LLC, or IGH, our subsidiary that owns and operates our Grays Harbor production facility, to perform its responsibilities for one sailing season, its insolvency, its uncured material breach of the agreement, including its inability to supply biodiesel at required specifications, our failure to pay any amounts due under two promissory notes we entered into with RCCL for an aggregate amount of $14.0 million, our failure to comply with RCCL’s option to convert one of our promissory notes, if any law, regulation, judgment or order makes RCCL’s performance of any obligation under the agreement illegal or prohibited, or if IGH does not timely commission the Grays Harbor production facility or breaches its supply obligation to RCCL for the 2008 sailing season. The termination of, or a significant reduction in biodiesel purchased under, the RCCL biodiesel purchase agreement for any reason, including our inability to perform under the agreement, would materially reduce our revenue and would harm our financial condition and results of operations.

The RCCL biodiesel purchase agreement contains a limit on the amount RCCL is required to pay us for delivery of biodiesel, and our inability to contain our production costs could eliminate our profit margin and cause us to lose the economic benefits of the agreement.

The RCCL biodiesel purchase agreement is a cost-plus contract through which we receive a predetermined margin over the price of the feedstock and our actual costs to refine the feedstock, provided that in no event is RCCL obligated to pay to us more than a capped amount per gallon in the aggregate for the actual costs and predetermined margin in connection with refining the feedstock. Even if we are meeting RCCL’s requirements for biodiesel delivery under the agreement, if we are unable to manage our manufacturing process and keep our production costs below the capped amount, we may incur losses under the RCCL biodiesel purchase agreement, which would have a material adverse effect on our financial position and results of operations. We also have the opportunity under the agreement to earn an additional profit by serving as the biodiesel blender with RCCL’s consent; however, if RCCL withholds its consent for any reason, or if we are unable to maintain the required federal blender license, we will be unable to capture this additional profit margin. Our failure to obtain the economic benefits of the RCCL biodiesel purchase agreement would have a material adverse effect on our business and operating results and could cause our stock price to fall.

Cold weather can cause biodiesel to gel, which could cause consumers to lose confidence in the reliability of biodiesel. Such loss of confidence could adversely impact our ability to successfully market and sell our biodiesel.

The pour point for a fuel is the temperature at which the flow of the fuel substantially stops. A lower pour point means the fuel will flow more readily in cold weather. The pour points for No. 2 diesel and No. 1 diesel, which are used extensively for automotive transportation, are approximately -17ºF and -45ºF, respectively. In contrast, the pour points of canola-based, soybean-based and palm-based pure biodiesel, or B100, are approximately 16ºF, 32ºF and 54ºF, respectively. The pour points for biodiesel vary with the particular feedstock, increasing or decreasing with the level of unsaturated fatty acids. Therefore, for certain uses, we believe we will need to blend the biodiesel we produce with diesel or other additives to provide a biodiesel product that has an acceptable pour point in cold weather. In colder temperatures, lower blends are recommended to avoid fuel system plugging. This may cause the demand for our biodiesel in colder climates to diminish seasonally. This may also require us to use particular feedstocks that customers believe are better suited for their climate, which could require us to purchase more expensive feedstocks and increase our cost of sales. The tendency of biodiesel to gel in colder weather may also result in long-term storage problems. At low temperatures, biodiesel may need to be stored in a heated building or heated storage tanks, which would increase storage costs. Any reduction in the demand for, or increased costs of, our biodiesel will reduce our revenue and have an adverse effect on our financial condition and results of operations.

Problems with product quality or product performance could result in a decrease in customers and revenue, unexpected expenses and loss of market share.

The production of biodiesel that meets stringent quality requirements is complex. Concerns about fuel quality may impact our ability to successfully market our biodiesel. If we are unable to produce biodiesel that meets the industry quality standard, our credibility and the market acceptance and sales of our biodiesel could be negatively affected. In addition, actual or perceived problems with quality control in the industry generally may lead to a lack of consumer confidence in biodiesel and harm our ability to successfully market biodiesel. For example, the State of Minnesota temporarily suspended its 2% biodiesel, or B2, requirement on at least two occasions due to concerns about biodiesel quality. Similar quality control issues in biodiesel that we produce or that is produced by other industry participants could result in a decrease in demand or mandates for biodiesel, with a resulting decrease in our revenue.

Our future growth will depend on our ability to establish and maintain strategic relationships with distributors and feedstock suppliers. If we are unable to establish and maintain such relationships our business growth strategy could be significantly limited.

Our future growth generally depends on our ability to establish and maintain relationships with third parties, including alliances with distributors and feedstock suppliers. For example, we currently rely on an agreement with Methanex Methanol Company, or Methanex, to supply methanol to us for our Grays Harbor production facility. However, we will need to enter into additional agreements with Methanex or other third parties to supply us with required quantities of methanol for our planned production facilities in Hawaii, in Argentina and on the U.S. East Coast. Further, we will need to enter into agreements with additional suppliers of vegetable oils. In addition, we will rely to a certain extent on third parties to sell and market our biodiesel. We may not be able to establish strategic relationships with third parties on terms satisfactory to us or at all, and any arrangements that we enter into may not result in the type of collaborative relationship with the third party that we are seeking. Further, these third parties may not regard their relationship with us as important to their own business and operations and may not perform their obligations as agreed. Any failure to develop and maintain satisfactory relationships with distributors and feedstock suppliers would have a material adverse effect on our business.

We have a limited operating history and have generated losses and negative cash flow since commencing operations, which we expect to continue through at least the end of 2007.

We began our business in 2004, commenced commercial operations at our Seattle production facility in 2005, and commenced production at our Grays Harbor production facility in August 2007. Accordingly, we have a limited operating history from which you can evaluate our business and prospects. We have generated net losses and negative cash flow from operations since we commenced our operations. For example, for 2006 and the six months ended June 30, 2007, we incurred net losses of approximately $5.5 million and $8.4 million, respectively, and our net cash used in operating activities was approximately $3.8 million and $53.2 million, respectively. At June 30, 2007 our accumulated deficit was approximately $14.9 million. We expect to incur increasing net losses and negative cash flow from operations through at least the end of 2007 and possibly in future periods as we build new productions facilities, hire additional employees, apply for regulatory approvals, continue development of our technology, expand our operations and incur the additional costs of operating as a public company.

In addition, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in the rapidly-evolving biodiesel market, where supply and demand may change significantly in a short amount of time.

Some of these risks relate to our potential inability to:

•	effectively manage our business and operations;

•	effectively respond to political and social factors concerning our supply of raw materials;

•	recruit and retain key personnel, including engineering personnel who are critical to our growth prospects;

•	successfully achieve a low-cost structure as we expand the scale of our business;

•	manage rapid growth in personnel, facilities and business operations; and

•	successfully address the other risks described throughout this prospectus.

If we cannot successfully address these risks, our business and financial condition would suffer.

Our level of indebtedness could adversely affect our ability to react to changes in our business, and we may be limited in our ability to use debt to fund future capital needs.

We have entered into a $101.2 million senior secured credit facility to provide financing for a portion of the cost of constructing our Grays Harbor production facility, subject to satisfying conditions to funding the term loan, and to provide a working capital line of credit for this production facility, subject to satisfying conditions to working capital borrowings. We expect our debt service requirements to increase substantially in the future in connection with this credit facility and future credit facilities that we may enter into for the purpose of funding future construction costs and working capital needs.

Our expected substantial indebtedness could adversely affect our financial condition. Our level of indebtedness could:

•

require us to dedicate a substantial portion of our cash flow from operations to payments with respect to our indebtedness, thereby reducing the availability of our cash flow for working capital, capital expenditures and other general corporate expenditures;

•	increase our vulnerability to adverse general economic or industry conditions, including increases in prevailing interest rates;

•	limit our flexibility in planning for, or reacting to, competition or changes in our business or industry;

•	make us less attractive to potential sources of future debt or equity financing;

•	limit our ability to build new production facilities, make strategic acquisitions, introduce new products or services, or exploit business opportunities; and

•	place us at a competitive disadvantage relative to competitors that have less debt or greater financial resources.

Our ability to make payments on and refinance our indebtedness will depend on our ability to generate cash from our future operations. Our ability to generate cash from future operations is subject, in large part, to general economic, competitive, legislative and regulatory factors and other factors that are beyond our control. We may not be able to generate enough cash flow from operations or obtain enough capital to service our debt or fund our planned capital expenditures. In addition, we may need to refinance some or all of our indebtedness on or before maturity. We may not be able to refinance our indebtedness on commercially reasonable terms, or at all.

If we cannot service or refinance our indebtedness, we may have to take actions such as selling assets, seeking additional equity financing or reducing or delaying capital expenditures, including construction of planned new production facilities, strategic acquisitions or investments. We may not be able to take these actions, if necessary, on commercially reasonable terms or at all. In addition, lenders under our credit facility could foreclose on and sell our assets at our Grays Harbor production facility if we default under our credit facility.

Our failure to fund the term loan under our credit facility could adversely affect our business and financial condition.

If the term loan under our credit facility is not funded by October 5, 2007, the obligation of the lenders to make term or working capital loans under the credit facility will terminate and we will be required to prepay in full all outstanding borrowings under the credit facility within one business day. To fund the term loan, we must satisfy several conditions, which include amending the operating agreement of IGH to the satisfaction of Société Générale, receiving a written engineering report that favorably reports on technical aspects of the Grays Harbor production facility, receiving Société Générale’s approval of a commodity management plan and Société Générale’s approval of environmental audits and due diligence concerning the Grays Harbor production facility. If we are unable to meet this deadline, and are unable to obtain an extension or waiver, we will have to prepay in full all outstanding borrowings under the credit facility with cash on hand, which will significantly reduce our working capital. As of June 30, 2007, we had $6.7 million of outstanding borrowings under the revolving credit facility and $18.3 million of outstanding letters of credit issued in connection with the purchase of inventory.

We may in the future need to obtain an alternative credit facility or seek additional financing, which would require significant time and expense. In addition, financing may not be available if and when we need it or may not be available on acceptable terms. If we need and are unable to secure alternative financing, the development, construction and expansion of our biodiesel production facilities, including our Grays Harbor production facility, could be delayed, which would have a material adverse effect on our ability to grow and manage our business.

We are a holding company and there may be limitations on our ability to receive distributions from our subsidiaries.

We conduct substantially all of our operations through subsidiaries and are dependent on dividends or other intercompany transfers of funds from our subsidiaries to meet our obligations. Moreover, our subsidiary that owns and operates the Grays Harbor production facility must obtain the consent of the manager appointed by RCCL to pay dividends under the terms of its operating agreement. In addition, our credit facility limits our ability to pay dividends or make other restricted payments. See “Description of Certain Indebtedness—Credit Facility.”

Our ownership position in our Grays Harbor subsidiary and the supermajority provisions contained in the operating agreement that governs that subsidiary may restrict our ability to govern and manage our business.

RCCL owns 7% of IGH. In addition to its economic interest, RCCL has the right to appoint a manager to the governing board of managers of IGH. The consent of RCCL’s appointed manager is required for a number of matters, including equity and debt financings, payment of dividends, and the sale or merger of IGH. Because of RCCL’s separate business objectives with respect to the operations of this production facility, which include managing and reducing the fuel expenses for the cruise ships it operates, and our obligations under our biodiesel purchase agreement with RCCL, there is a risk that RCCL may not provide its consent on such matters. On or after September 2009, or earlier upon a change in control, we may be required, pursuant to a put right held by RCCL, to acquire RCCL’s interest in IGH for the greater of its $10.0 million cash investment or 7% of the then fair market value of IGH. The obligation to purchase this interest may require that we obtain additional debt or equity financing, all of which could have a material adverse effect on our business, results of operations and financial condition or dilute to the interests of our shareholders. In light of the foregoing risks, we have entered into a purchase agreement with RCCL to acquire RCCL’s 7% interest in IGH for a purchase price of $10.0 million, which acquisition is expected to close no later than the closing of this offering. However, the purchase agreement allows RCCL to continue to appoint one of the managers to the board of managers of IGH after the acquisition for so long as the RCCL biodiesel purchase agreement remains in effect, which means that we will remain subject to some of the risks described above even if we purchase RCCL’s interest in IGH as planned. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Repurchase of Interest in Subsidiary, Modification of Contract” for a description of some of the terms under which we are contractually obligated to acquire RCCL’s 7% interest in IGH.

Our credit facility contains, and we expect that any future debt financing agreements may contain, restrictive covenants that limit distributions and impose restrictions on the operation of our business. Our failure, or the failure of any of our subsidiaries, to comply with applicable debt financing covenants and agreements could adversely affect our business and financial condition.

Our credit facility contains restrictive covenants that have important implications on our operations, including, among other things:

•	limiting our ability to obtain additional debt or equity financing;

•	limiting our ability to merge or consolidate with any other entity, or liquidate or dissolve;

•	limiting our ability to make cash dividends or other intercompany transfers of funds from our subsidiaries;

•

subjecting all or substantially all of our assets at our Grays Harbor production facility to liens, which means that there may be no substantial assets left for shareholders in the event of a liquidation; and

•

limiting our ability to make business and operational decisions regarding our business and our subsidiaries, including, among other things, limiting our ability to pay dividends to our shareholders, make capital improvements, sell or purchase assets or engage in transactions we deem to be appropriate and in our best interest.

The terms of our future debt financing agreements may also contain financial, maintenance, organizational, operational and other restrictive covenants. If we are unable to comply with these covenants or service our debt, we may lose control of our business and be forced to reduce or delay planned capital expenditures, sell assets, restructure our indebtedness or submit to foreclosure proceedings, all of which could result in a material adverse effect upon our business, results of operations and financial condition. Our debt arrangements may also include subordinated debt, which may contain even more restrictions and be on less favorable terms than our senior debt. To secure subordinated debt, we may have to give the lender warrants, put rights, conversion rights, the right to take control of our business in the event of a default or other rights and benefits as the lender may require. This could further dilute your ownership interest in us.

We may secure future debt financing directly or through subsidiaries. Regardless of the structure, our debt financing arrangements may contain various covenants and agreements and may contain cross-acceleration and cross-default provisions. Under these provisions, a default or acceleration of one debt agreement could result in the default and acceleration of our other debt agreements, regardless of whether we were in compliance with the terms of such other debt agreements, providing the lenders under such other debt agreements the right to accelerate the obligations due under such other debt agreements. Accordingly, a default, whether by us or any of our subsidiaries, could result in all of our outstanding debt becoming immediately due and payable. The application of cross-acceleration or cross-default provisions means that our compliance, and our subsidiaries’

compliance, with applicable debt covenants and agreements will be interdependent and one default, including a default by one of our subsidiaries, could have a material adverse effect on our business, results of operations and financial condition.

Our production facilities, storage facilities and terminals may have unknown environmental problems that could be expensive and time consuming to correct, which may delay or halt construction and operations and delay our ability to generate revenues and profits.

Although we have not previously encountered them, we may encounter hazardous conditions at or near each of our production facilities, storage facilities and terminals that may delay or prevent construction or operation of a particular facility. If we encounter a hazardous condition at or near a site or our operations result in contamination of the environment or expose individuals to hazardous substances, work may be suspended and we may be required to correct the condition prior to continuing construction or further production. The presence of a hazardous condition or contamination would likely delay or prevent construction of a particular production facility and may require significant expenditure of resources to correct the condition. If we encounter any hazardous condition during or after construction, or our operations result in contamination of the environment or expose individuals to hazardous substances, estimated sales and profitability would likely be adversely affected.

We engage in hedging transactions and other risk mitigation strategies that could harm our financial results.

We engage in hedging transactions in commodities. For example, in an attempt to partially offset the effects of volatility of the spot prices for vegetable oils and biodiesel, we from time to time purchase vegetable oil in the cash market and hedge the related price risk through futures contracts and options to reduce short-term exposure to price fluctuations on a forward basis and also engage in other hedging transactions involving exchange-traded and off-exchange futures contracts for vegetable oils. The financial statement impact of these activities is dependent on, among other things, the prices involved and our ability to sell sufficient products to use all of the vegetable oils for which we have futures contracts. Hedging arrangements also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or, in the case of exchange-traded contracts, where there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices paid or received by us. Our hedging activities may not successfully reduce the risk caused by price fluctuation that may leave us vulnerable to high vegetable oil prices. Hedging activities can themselves result in losses when a position is purchased in a declining market or a position is sold in a rising market. For example, in the six months ended June 30, 2007, we recorded $0.1 million in net losses in connection with our hedging activities. We also vary the amount of hedging or other risk mitigation strategies we undertake, and we may choose not to engage in hedging transactions at all. As a result, our financial condition may be adversely affected by increases in the prices of vegetable oils or decreases in the price of biodiesel or diesel. See “Business—Overview of Feedstocks and Hedging—Hedging Strategy.”

We may be unable to protect our intellectual property, which could negatively affect our ability to compete.

Although we have not been involved in any material disputes regarding confidentiality agreements, patent matters or unauthorized access to or use of our proprietary information, we rely or may rely on a combination of trademark, tradename, trade secrets, confidentiality agreements and other contractual restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality agreements with our employees, consultants and other third parties, and control access to and distribution of our confidential information. We have also filed a provisional patent application regarding our production technology but the patent has not yet been, and may not be, issued. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary information. Monitoring unauthorized use of our confidential information is difficult and the steps we take to prevent unauthorized use of our confidential information may not be effective. If we are unable to protect our intellectual property, the commercial value of our technology and our competitive position will be harmed.

Litigation or other proceedings relating to intellectual property rights could result in substantial costs and liabilities and prevent us from selling our biodiesel.

We must operate in a way that does not infringe the intellectual property rights of others in the U.S. and foreign countries. Third parties may claim that our production process or related technologies infringe their patents or other intellectual property rights. Competitors may have filed patent applications or have issued patents and may obtain additional patents and proprietary rights related to production processes that are similar to ours. We may not be aware of all of the patents potentially adverse to our interests. We may need to participate in interference proceedings in the U.S. Patent and Trademark Office or in similar agencies of foreign governments to determine the priority of invention involving issued patents and pending applications of another entity.

Although we have not faced litigation or other proceedings relating to intellectual property rights, the cost to us of any such litigation or proceeding, even if resolved in our favor, may cause us to incur significant expenses, divert the attention of our management and key personnel from other business concerns and, in certain cases, result in substantial additional expenses to license technologies from third parties. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. An unfavorable outcome in an interference proceeding or patent infringement suit could require us to pay substantial damages, cease using the technology or to license rights, potentially at a substantial cost, from prevailing third parties. There is no guarantee that any prevailing party would offer us a license or that we could acquire any license made available to us on commercially acceptable terms. Even if we are able to obtain rights to a third party’s intellectual property, those rights may be non-exclusive and therefore our competitors may obtain access to the same intellectual property. Ultimately, we may be unable to produce and sell our biodiesel or may have to cease some of our business operations as a result of infringement claims, which could severely harm our business. Our biodiesel or technologies may conflict with the intellectual property rights of others. Additionally, any involvement in litigation in which we are accused of infringement may result in negative publicity about us and injure our relations with any then-current or prospective customers or vendors.

We depend on our officers for management and direction, and the loss of any of these persons could harm our business.

We depend on our officers for implementation of our expansion strategy and execution of our business plan. The loss of any of our officers could harm our business. The employment of each of our officers or other key personnel is “at will” and each officer or other key employee can terminate his or her employment with us at any time. The loss of any of our officers could delay or prevent the achievement of our business objectives.

Potential future acquisitions could be difficult to find and integrate, divert the attention of key personnel, disrupt our business, dilute shareholder value and adversely affect our financial results.

Although we currently have no arrangements, understandings or agreements that obligate us to make any acquisitions or significant capital expenditures, other than in connection with the construction and operation of our proposed and current production facilities, as part of our business strategy, we may consider acquisitions of building sites, other biodiesel production facilities, storage or distribution facilities and selected infrastructure. We may not find suitable acquisition opportunities.

Acquisitions involve numerous risks, any of which could harm our business, including:

•

difficulties in integrating the operations, technologies, products, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses;

•	difficulties in supporting and transitioning customers, if any, of the target company or assets;

•	diversion of financial and management resources from existing operations;

•

the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

•	risks of entering new markets or areas in which we have limited or no experience;

•	potential loss of key employees, customers and strategic alliances from either our current business or the business of the target;

•	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the products of the target; and

•	inability to generate sufficient revenues to offset acquisition costs.

Acquisitions also frequently result in the recording of goodwill and other intangible assets, which are subject to potential future impairment that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing shareholders may be diluted, which could affect the market price of our common stock. As a result, if we fail properly to evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of those we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

Our business and financial condition may be adversely affected by technological advances if we are unable to adopt or incorporate such advances into our operations at reasonable costs.

The development and implementation of new technologies may result in a significant reduction in the costs of biodiesel production. For example, in the U.S. in 2006, approximately 90% of biodiesel was produced from soybean oil, although biodiesel can also be produced from canola, palm and other vegetable oils and animal fat. Each of our biodiesel production facilities is designed, or is being designed, to be a “multi-feedstock” production facility, meaning that each facility will be able to produce biodiesel from multiple feedstock sources such as soybean, canola or palm oil. However, efforts to produce other feedstocks with higher yields, or volume of feedstock per acre, are ongoing, and our cost of production could increase if higher yield feedstocks were developed by us or our competitors that would require us to reconfigure our production facilities to operate on such new feedstocks. As refining technology develops, biodiesel producers may become less dependent on soybean oil as the primary feedstock, and technological advances by other biodiesel producers in methods to refine feedstocks into biodiesel could increase efficiency and decrease the cost of production, which could increase competition, decrease biodiesel prices and cause us to incur additional capital expenditures to modify our production methods to remain competitive. We cannot predict when new technologies may become available, the rate of acceptance of new technologies by our competitors or the costs associated with new technologies.

Advances and changes in biodiesel production technology may make the biodiesel production technology installed in our Grays Harbor production facility or any of our future production facilities, if any, inefficient, less desirable or obsolete. These advances may also allow competitors to produce biodiesel at a lower cost than us. We expect that technological advances in biodiesel production methods will continue to occur. On January 31, 2006, President Bush announced the Advanced Energy Initiative, which will fund additional research in biodiesel technology. New technologies may develop as a result of this or other initiatives that could become viable means of biodiesel production in the future. If we are unable to adopt or incorporate technological advances, our biodiesel production methods and processes could be less efficient than our competitors, which could reduce our cost competitiveness or cause us to become uncompetitive. If competitors develop, obtain or license technology that is superior to ours or that makes our technology obsolete, we may be required to incur significant costs to enhance or acquire new technology so that our biodiesel production remains competitive. Alternatively, we may be required to seek third-party licenses, which could also result in significant expenditures. Third-party licenses may not be available or, once obtained, may not continue to be available on commercially reasonable terms. These costs could negatively affect our business and financial condition.

Expansion into international markets is important to our long-term success, and our inexperience in operations outside the U.S. increases the risk that our international operations may not be successful.

We believe that our future growth depends, in part, on constructing biodiesel production facilities in foreign countries, such as Argentina, and our ability to produce and sell biodiesel outside the U.S. While some of our executive officers have experience in international business from prior positions, we have no experience with operations outside the U.S. Our goal of selling biodiesel into international markets will require management attention and resources and is subject to inherent risks, which may adversely affect us, including:

•	unusual or burdensome foreign laws or regulations and unexpected changes in regulatory requirements, including potential restrictions on the transfer of funds;

•	foreign currency risks;

•	political and economic instability, including adverse changes in trade policies between countries in which we may maintain operations;

•	difficulties in staffing and managing foreign sales and support operations in locations with less developed infrastructures;

•	longer accounts receivable payment cycles and difficulties in collecting payments; and

•	less effective protection of our intellectual property.

The noted factors and other factors could adversely affect our ability to execute our international production and marketing strategy or otherwise have a material adverse effect on our business.

Risks Relating to the Biodiesel Industry

We may not be able to compete effectively in our industry.

The biodiesel industry is extremely competitive and growing more intense as more production facilities are built and the industry expands globally. We may not be able to compete successfully against current or potential competitors. In the U.S., we primarily compete with three groups of biodiesel producers: large-scale biodiesel production facilities, including companies that have divisions devoted to biodiesel production, such as Archer Daniels Midland Company and Cargill, Inc.; start-up biodiesel refineries that are entering the market; and large petroleum refining companies that are developing large-scale refineries that use natural gas, coal and other non-renewable feedstocks. Many of these competitors have greater financial resources than we do. While the nameplate capacity of our new Grays Harbor production facility makes this facility the largest biodiesel production facility in the U.S., according to the National Biodiesel Board, or NBB, our competitors could develop more efficient biodiesel refining methods that would increase their biodiesel production capacity and place downward pressure on biodiesel pricing. For example, in April 2007, ConocoPhillips and Tyson Foods, Inc. announced a joint project to construct a facility that produces renewable diesel from animal fat, which they estimate will cost approximately $100 million and when fully functioning will produce 175 MGY of renewable diesel.

According to the NBB, as of June 7, 2007, there were 148 biodiesel production facilities in operation in the U.S. with reported aggregate annual production capacity of approximately 1.4 billion gallons and 101 facilities under construction or expansion with expected additional annual production capacity of approximately 1.9 billion gallons. In contrast, the NBB estimates that U.S. biodiesel sales in 2006 totaled only approximately 250 million gallons. Therefore, all of these facilities currently, or will in the future, compete with us for feedstocks and customers.

In addition, we will face competition from international biodiesel suppliers outside the U.S. if we attempt to sell into international markets, such as Europe. The European biodiesel market is more mature than the market in the U.S., and there are more competitors with greater production capacity than in the U.S. Any increase in domestic or foreign competition could cause us to reduce our prices and take other steps to compete effectively, which could adversely affect our results of operations and financial condition.

The U.S. biodiesel industry is highly dependent on a mix of federal and state legislation and regulation and any changes in legislation or regulation could harm our business and financial condition.

The elimination or a significant reduction in the biodiesel tax credit could have a material adverse effect on the price of biodiesel and on our financial condition and results of operations. Federal tax incentives make the cost of biodiesel production significantly more competitive with the price of diesel. Currently, under the American Jobs Creation Act of 2004 and the Energy Policy Act of 2005, or EPAct, producers of diesel/biodiesel blends can claim up to a $1.00 tax credit per gallon of biodiesel produced from virgin vegetable oils. This credit is currently scheduled to terminate on December 31, 2008, and it may not be renewed on similar terms, if at all. In addition, this credit and other federal and state programs that benefit biodiesel generally are subject to U.S. government obligations under international trade agreements, including those under the World Trade Organization Agreement on Subsidies and Countervailing Measures, that might in the future be the subject of challenges. The elimination or significant reduction in the biodiesel tax credit or other programs could harm our results of operations and financial condition. See “Industry Background—Government Incentives for Biodiesel Production and Use.”

The effect of federal renewable fuel standards is uncertain. The EPAct established minimum nationwide levels of renewable fuels, which includes biodiesel, ethanol and any liquid fuel produced from biomass or biogas, to be blended into fuel supply. By the year 2012, these standards require that the national volume of renewable fuels to be blended in fuel supply equal or exceed 7.5 billion gallons. While these renewable fuel standards should stimulate demand for renewable fuels generally, they may not result in specific demand for biodiesel. Additionally, the U.S. Department of Energy, in consultation with the Secretary of Agriculture and the Secretary of Energy, may waive the renewable fuels mandate with respect to one or more states if the Administrator of the U.S. Environmental Protection Agency, or EPA, determines that implementing the requirements would severely harm the economy or the environment of a state, a region or the U.S., or that there is inadequate supply to meet the requirement. Any waiver of the renewable fuel standards could adversely impact the demand for biodiesel and may have a material adverse effect on our financial condition and results of operations.

The effect of state renewable fuel standards is uncertain. The State of Washington has mandated that, by no later than November 30, 2008, at least 2% of diesel sold in Washington be biodiesel, which will increase to 5% when the Director of the Washington State Department of Licensing determines that in-state oil seed crushing capacity and feedstock can satisfy 3% of the required biodiesel. Additionally, by June 1, 2009, 20% of the diesel that Washington State agencies purchase must be biodiesel. While these renewable fuel standards should stimulate demand for renewable fuels locally, only a few other states, including Illinois, Louisiana, Minnesota, Maryland, New Mexico and New York, have enacted similar laws and other states may not do so. Any change in state renewable fuel standards could adversely impact the demand for biodiesel and may have a material adverse effect on our financial condition and results of operations.

Competition due to advances in alternative fuels may lessen the demand for biodiesel and negatively impact our profitability.

Alternative fuels, gasoline oxygenates, ethanol and biodiesel production methods are continually under development. A number of automotive, industrial and power generation manufacturers are developing alternative clean power systems using fuel cells or clean-burning gaseous fuels that, like biodiesel, may address increasing worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns. Additionally, there is significant research and development being undertaken regarding the production of ethanol from cellulosic biomass, the production of methane from anaerobic digestors, and the production of electricity from wind and tidal energy systems, among other potential sources of renewable energy. If these alternative fuels continue to expand and gain broad acceptance, we may not be able to compete effectively. This additional competition could reduce the demand for biodiesel, which would adversely affect our business.

New production facilities under construction or decreases in the demand for biodiesel may result in excess production capacity in the biodiesel industry, which could cause the price at which we sell biodiesel, and our revenue, to decline.

According to the NBB, as of June 7, 2007, there were 148 biodiesel production facilities in operation in the U.S. with reported aggregate annual production capacity of approximately 1.4 billion gallons and 101 facilities under construction or expansion with expected additional annual production capacity of approximately 1.9 billion gallons. In contrast, the NBB estimates that U.S. biodiesel sales in 2006 totaled only approximately 250 million gallons. Excess capacity in the biodiesel industry could result in lower sales prices for our biodiesel, adversely affecting our financial condition and results of operations. In a manufacturing industry with excess capacity, producers have an incentive to manufacture additional products for so long as the price exceeds the marginal cost of production. This incentive can result in the reduction of the market price of biodiesel to a level that is inadequate to generate sufficient cash flow to cover the costs of production. Excess capacity may also result from decreases in the demand for biodiesel, which could result from a number of factors, including regulatory developments that eliminate or reduce incentives for biodiesel use and reduced consumption of all types of diesel fuel. If the price at which we sell our biodiesel falls due to excess production, our revenues will likely decline, which would decrease our cash flow and negatively impact our operating results.

Declines in the prices of biodiesel will have a significant negative impact on our financial performance.

Our revenue will be greatly affected by the price at which we can sell our biodiesel. These prices can be volatile as a result of a number of factors. These factors include the overall supply of and demand for biodiesel, the price of crude oil and diesel, the level of government support, and the availability and price of competing products. U.S. biodiesel prices generally parallel the movement of crude oil and diesel prices. Crude oil and diesel prices are difficult to forecast because the market reflects the global economy, which is subject to political upheaval, natural disasters, and other myriad factors. Even the slightest rumor of political instability can significantly affect the price of crude oil and diesel. Further, exchange rates play a key role in domestic oil pricing. Any lowering of crude oil or diesel prices will likely also lead to lower prices for biodiesel, which may decrease our biodiesel sales and reduce revenue.

Biodiesel imported from other countries may be a less expensive alternative to our biodiesel, which would cause us to lose market share or adversely affect our efforts to operate internationally.

Biodiesel imported from other countries may be a less expensive alternative to domestically produced biodiesel. Foreign countries may have more abundant supplies of soybean, palm or canola oil, or other feedstocks, less expensive labor, more biodiesel production capacity, more advanced biodiesel infrastructure or technology, more favorable government incentives or other policies, or other economic factors that allow for sales of foreign biodiesel to both U.S. and international customers at prices lower than biodiesel produced in the U.S. The absence of U.S. protective tariffs similar to those imposed on ethanol imports, and any resulting competition in the U.S. from biodiesel imported from other countries, may affect our ability to sell biodiesel profitably.

Growth in the sale and distribution of biodiesel depends on changes to and expansion of related infrastructure, which may not occur on a timely basis, if at all, and our operations could be adversely affected by infrastructure disruptions.

Growth in the biodiesel industry depends on substantial development of infrastructure, such as rail capacity and available barge fleets, to transport raw materials and biodiesel. Areas requiring expansion include:

•	additional deep-water port access and rail capacity;

•	additional terminal and storage facilities for biodiesel;

•	growth in use of pipelines to transport biodiesel, including the ability to transport biodiesel blends above 20%;

•	increases in truck fleets capable of effectively transporting biodiesel within localized markets; and

•	growth in the number of service stations equipped to distribute biodiesel.

Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand or prices for our products, impede our delivery of biodiesel, impose additional costs on us or otherwise have a material adverse effect on our financial condition. Our business depends on the continuing availability of infrastructure and any infrastructure disruptions could have a material adverse effect on our business.

We may be adversely affected by environmental, health and safety laws, regulations and liabilities.

We are subject to various federal, state, local and foreign environmental laws, regulations and permits, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. For example, emissions at our Grays Harbor production facility may exceed certain thresholds under National Emissions Standards for Hazardous Air Pollutants, or NESHAP, promulgated by the EPA, so we have designed, and are constructing, the facility to comply with the NESHAP requirements. In addition, some of these laws and regulations require our facilities to operate under permits that are subject to renewal, modification or revocation. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. In addition, we have made, and expect to make, significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits.

We may be liable for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where a release or disposal of hazardous substances occurs and we are deemed to be a responsible party. While biodiesel is biodegradable, we utilize certain hazardous substances in our production process. We may be responsible for releases at our production facilities or at off-site locations under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, or other environmental laws for all or part of the costs of investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from those properties. Some of these matters may require us to expend significant amounts for investigation, cleanup or other costs. For example, our proposed Hawaiian production facility is located in an industrial port area near an oil refinery and other sites where remediation has occurred or is ongoing. Although our consultants performed a Phase I analysis of our potential site and their assessment revealed no evidence of recognized environmental conditions, additional expenses may need to be incurred for investigation, cleanup or other costs.

In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement of existing laws or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our production facilities. Present and future environmental laws and regulations, and interpretations thereof, applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial expenditures that could have a material adverse effect on our financial condition.

The hazards and risks associated with producing and transporting our products, such as fires, natural disasters, explosions, abnormal pressures, blowouts and pipeline ruptures and the failure of pollution control equipment, also may result in personal injury claims or damage to property and third parties. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. Our coverage includes, but is not limited to, physical damage to assets, employer’s liability, commercial general liability, automobile liability and workers’ compensation. We do not carry environmental insurance. Notwithstanding any insurance we may carry, we could sustain losses for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. Events that result in significant personal injury or damage to our property or third parties or other losses that are not fully covered by insurance could have a material adverse effect on our financial condition.

Changes in industry specification standards for biodiesel may increase production costs or require additional capital expenditures to upgrade and/or modify our biodiesel production facilities to meet them. Such upgrades and/or modifications may entail delays in or stoppages of production.

The American Society of Testing and Materials, or ASTM, is the recognized standard-setting body for fuels and additives in the U.S. ASTM’s specification for pure biodiesel, D 6751, has been adopted by the EPA, and compliance with such specification is required in order for our biodiesel to qualify as a legal motor fuel for sale and distribution. ASTM has modified its D 6751 specification in the past and is expected to continue to modify the specification in the future as the use of biodiesel expands. There is no guarantee that our production facilities will be able to produce ASTM-compliant biodiesel in the event of changes to the specification, or that our production facilities will be able to produce biodiesel that complies with specifications used in other countries. We may need to invest significant capital resources to upgrade or modify our production facilities, which might cause delays in or stoppages of production and the resultant loss of revenue, or which might not be economically feasible at all. Any modifications to our production facilities or to the biodiesel ASTM specification or other specification with which we attempt to comply may entail increased production costs or reduced production capacity. These consequences could result in a negative impact on our financial performance.

Adverse public opinions concerning the source of our feedstocks could harm our business.

We plan to use significant amounts of palm oil from Southeast Asia, primarily Indonesia and Malaysia, in the production of biodiesel. Palm oil is currently the least expensive vegetable oil feedstock that we use. Environmental and other groups have recently expressed concern that the growing demand for palm oil may result in the clearing of rainforests in Southeast Asia and could threaten animal and plant species in that region. Palm oil growers, processors and environmental groups are working to develop regulations that would attempt to balance the supply of palm oil against these other ecological issues. Public concerns have also been raised concerning the use of soybeans as an alternative fuel feedstock. Historically soybeans have been used for food production, both domestically and as a significant export. The increased use of soybeans as a biodiesel feedstock contributes to the increasing price of soybeans, could result in decreased availability of soybeans for food production, and could lead farmers to convert to soybean production from the production of other crops that contribute to domestic or international food production. Unfavorable public opinions concerning the use of palm oil, soybeans and other feedstocks, or negative publicity arising from such use, could reduce the global supply of such feedstocks, increase our production costs and reduce the global demand for biodiesel, any of which could harm our business and adversely affect our financial condition.

Adverse public opinions concerning the biodiesel industry in general could harm our business.

The biodiesel industry is new, and general public acceptance of biodiesel is uncertain. Public acceptance of biodiesel as a reliable, high-quality alternative to diesel may be limited or slower than anticipated due to several factors, including:

•	public perception that biodiesel is produced from waste vegetable oil or other lower-quality feedstocks, thereby resulting in low quality fuel;

•	public perception that the use of biodiesel will require excessive engine modifications, or that engines running biodiesel will not reliably start in cold conditions;

•	actual or perceived problems with biodiesel quality or performance; and

•	concern that using biodiesel will void engine warranties.

Such public perceptions or concerns, whether substantiated or not, may adversely affect the demand for our biodiesel, which in turn could decrease our sales, harm our business and adversely affect our financial condition.

Risks Relating to This Offering and Ownership of Our Common Stock

There is no existing market for our common stock and one may not develop. Even if a market does develop, the stock prices in the market may not exceed the offering price.

Before this offering, there has not been a public market for our common stock and there is a very limited number of public companies with biodiesel operations. There may not be sufficient investor interest in our company for the development of an active trading market on the NASDAQ Global Market or otherwise. If an active trading market does not develop, you may have difficulty selling any shares that you buy.

The offering price for the common stock will be determined by negotiations among us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering.

Our common stock price may be volatile and you may lose all or part of your investment.

The market price of our common stock could fluctuate significantly, and you may not be able to resell your shares at or above the offering price. Those fluctuations could be based on various factors in addition to those otherwise described in this prospectus, including:

•	our operating performance and the performance of our competitors;

•	the public’s reaction to our press releases, our other public announcements and our SEC filings;

•	changes in earnings estimates or recommendations by research analysts who follow us or other companies in our industry;

•	public concern over the source of our raw materials;

•	the number of shares available for future sale;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	the arrival or departure of key personnel;

•	general economic, political and market conditions; and

•	other developments affecting us, our industry or our competitors.

A decline in the market price of our common stock could cause investors to lose some or all of their investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, shareholders may initiate securities class action lawsuits if the market price of our common stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

As a result of this offering, we will be subject to public company reporting and other requirements for which we will incur substantial costs and our accounting and other management systems and resources may not be adequately prepared.

As a result of this offering, we will become subject to public company reporting and other obligations under the Securities Exchange Act of 1934, as amended, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 requires that our management annually assess the effectiveness of our internal control over financial reporting and that our independent auditors report on management’s assessment. We expect that these requirements will be required beginning with our fiscal year ended December 31, 2008. These reporting and other obligations will place significant demands on our management, administrative, operational and accounting resources. We anticipate that we will need to upgrade our systems, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Further, during the course of our testing for compliance with Section 404, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404, and we may also identify inaccuracies or deficiencies in our financial reporting that could require revisions to or restatement of prior period results. For example, during our review of our financial statements and results for the six months ended June 30, 2007, we identified a significant deficiency in our internal controls over financial reporting related to timely and proper reporting and recording of certain of our derivative instruments in our financial statements. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. A “control deficiency” exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. We are devoting significant resources to remediating and improving our internal controls, including the adoption of a financial risk management policy, additional hiring in our internal controls department and the hiring of consultants to review trading documentation as part of our derivatives accounting analysis. These measures may not ensure that we implement and maintain adequate control over our financial processes and reporting in the future. Any failure to maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

We will also incur significant additional legal, accounting, insurance and other expenses as a result of being a public company. For example, laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act and rules related to corporate governance and other matters subsequently adopted by the SEC and the NASDAQ Stock Market, will result in substantially increased costs to us, including legal and accounting costs, and may divert our management’s attention from other matters that are important to our business.

Our principal shareholders and management own a significant percentage of our stock and will be able to exercise significant influence over our affairs.

Our executive officers, directors and holders of five percent or more of our common stock, as of June 30, 2007, beneficially owned approximately 71% of our common stock. We expect that upon the closing of this offering, based on the shares outstanding as of June 30, 2007, that same group will continue to hold at least         % of our outstanding common stock. Consequently, even after this offering, these shareholders will likely be able to determine the composition of our board of directors, retain the voting power to approve some matters requiring shareholder approval and continue to have significant influence over our operations. The interests of these shareholders may be different than the interests of other shareholders on these matters. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock.

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution.

Prior investors have paid substantially less per share for our common stock than the initial public offering price. Accordingly, if you purchase shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will experience immediate and substantial dilution of $             in pro forma as adjusted net tangible book value per share of common stock, calculated as of June 30, 2007, because the price that you pay will be substantially greater than the pro forma as adjusted net tangible book value per share of common stock of the shares you acquire. See “Dilution.”

Our current executive officers, directors and holders of 5% or more of our capital stock, and their affiliates, purchased approximately 90% of our Series A redeemable convertible preferred stock, at a per share price of $1.3143, and approximately 38% of our Series B redeemable convertible preferred stock, at a per share price of $13.0853 per share, and were issued 16% of the common stock warrants, with an exercise price of $0.01 per share, issued in connection with sales of our Series B redeemable convertible preferred stock. Accordingly, our existing shareholders, including our current executive officers, directors, founders and other affiliates, will experience an immediate increase of $             in pro forma as adjusted net tangible book value per share of common stock, calculated as of June 30, 2007, because the price that they paid was substantially less than the pro forma as adjusted net tangible book value per share of common stock of the shares that will be acquired by investors in this offering. In addition, certain of our current executive officers, including our Chief Executive Officer and our President, directors and holders of 5% or more of our capital stock, and their affiliates, as well as other existing shareholders, will be able to sell a portion of their shares of common stock in this offering if the underwriters exercise their over-allotment option. See “Principal and Selling Shareholders” for more information regarding the selling shareholders and the number of shares they will be able to sell to the underwriters if the over-allotment option is exercised.

We have outstanding options that have the potential to dilute shareholder value and cause the price of our common stock to decline.

In the past, we have offered and we expect to continue to offer stock options and other forms of stock-based compensation to our directors, officers, employees and others. As of June 30, 2007, we had outstanding options to purchase 3,063,837 shares of our common stock under our Amended and Restated 2005 Stock Option Plan at a weighted-average exercise price of $5.61 per share and after this offering will have an aggregate of 2,500,000 additional shares of common stock reserved for future issuance under our 2007 Performance Incentive Plan and 2007 Employee Stock Purchase Plan, plus potential automatic annual increases in the number of shares of common stock reserved for future awards under each plan and increases in the number of shares of common stock reserved for future awards under our 2007 Performance Incentive Plan resulting from the rollover of terminated and expired options originally granted under our Amended and Restated 2005 Stock Option Plan. To the extent that these options or awards, or any additional options or warrants we issue in the future, are exercised and the shares issued on exercise are sold in the public market, the public market price of our common stock may decline.

A substantial number of shares of our common stock will become eligible for sale in the public market following this offering, which could cause the price of our common stock to decline.

All of our officers, directors, existing shareholders and option holders as of the date of this offering have agreed, and if shares are purchased in this offering pursuant to the directed share program described under “Underwriters—Directed Share Program” such purchaser will agree, with the underwriters not to sell or otherwise dispose of any of their shares for a period of at least 180 days after the effective date of this prospectus. When these lock-up agreements expire, these shares, and the shares underlying any options held by these individuals, will become eligible for sale in the public market. Furthermore, immediately after completion of this offering and based on shares outstanding as of June 30, 2007, the holders of                    shares of our outstanding common stock will also have the right to require that we register those shares under the Securities Act of 1933, as amended, or the Securities Act, and will also have the right to include those shares in any registration statement we file with the SEC, which would enable those shares to be sold in the public markets, subject to the restrictions under the lock-up agreements referred to above. Sales of a substantial number of these shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. See “Shares Eligible for Future Sale” for further discussion of the shares that will be freely tradable following expiration of the lock-up agreements.

Anti-takeover defenses of Washington law and that we have in place in our articles of incorporation and our bylaws could prevent or delay an acquisition of us that shareholders may consider favorable or a replacement or removal of our management that could be beneficial to our shareholders.

Provisions of our articles of incorporation and bylaws and applicable provisions of Washington law may make it more difficult or impossible for a third party to acquire control of us without the approval of our board of directors. These provisions, among other things:

•	limit who may call a special meeting of shareholders;

•	provide for a classified board of directors;

•	provide that our board of directors may only be removed for cause by the affirmative vote of our shareholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on at shareholder meetings;

•	prohibit cumulative voting in the election of our directors; and

•	provide our board of directors the ability to designate the terms of and issue a new series of preferred stock without shareholder approval.

In addition, the Washington Business Corporation Act generally prohibits us from engaging in any business combination with certain persons who acquire 10% or more of our voting securities without the prior approval of our board of directors for a period of five years following the date such person acquires the shares. These provisions may have the effect of entrenching our management team and may deprive investors of the opportunity to sell their shares to potential acquirors at a premium over prevailing prices and could reduce the price of our common stock.

If we are or become a “United States real property holding corporation,” non-U.S. investors may be subject to U.S. federal income tax, including withholding tax, in connection with the disposition of our shares, and U.S. investors selling our shares may be required to certify as to their status in order to avoid withholding.

A non-U.S. holder of our common stock will generally be subject to withholding of U.S. federal income tax with respect to distributions made by us that are treated as dividends for U.S. federal income tax purposes. Moreover, a non-U.S. holder of our common stock not otherwise subject to U.S. federal income tax on gain from the sale or other disposition of our common stock may nevertheless be subject to U.S. federal income tax with respect to such sale or other disposition if we are, or have been, a United States real property holding corporation at any time within the five-year period preceding the disposition, or the non-U.S. holder’s holding period if shorter. Generally, a corporation is a “United States real property holding corporation” at any time the fair market value of its U.S. real property interests, as defined in the Internal Revenue Code of 1986, as amended, and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Although we believe that we are not currently a United States real property holding corporation and do not expect to become a United States real property holding corporation, no assurances can be made in this regard.

Certain non-U.S. holders of our common stock may be eligible for an exception to the general rule described above if our common stock is regularly traded on an established securities market during the calendar year in which the sale or disposition occurs and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant period, or the 5% exception. If we are a United States real property holding corporation during the relevant time period and the 5% exception does not apply, the purchaser or other transferee of our common stock will generally be required to withhold tax at the rate of 10% on the sales price or other amount realized, unless the transferor furnishes an affidavit certifying that it is not a foreign person in the manner and form specified in the applicable U.S. Treasury regulations. See “U.S. Federal Income Tax Considerations for Non-U.S. Holders.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In particular, statements that we make under the headings “Prospectus Summary,” “Risk Factors,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Background” and “Business” relating to the energy and biodiesel industries, including prices of crude oil, diesel, biodiesel and vegetable oils and market opportunities for biodiesel, margin trends, anticipated production facilities and related capital expenditures and our strategies are forward-looking statements. When used in this prospectus, the words “may,” “will,” “could,” “should,” “target,” “potential,” “intend,” “anticipate,” “estimate,” “expect,” “project,” “believe,” “plan,” “seek” and similar expressions are intended to identify forward-looking statements.

These statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. All forward-looking statements address matters that involve risks and uncertainties. Any forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by any forward-looking statements. We are under no duty to update any forward-looking statements. Some of the factors that may cause actual results, developments, performance, business decisions and other events or circumstances to differ materially from those contemplated by any forward-looking statements include the risks and uncertainties discussed under the heading “Risk Factors.”

USE OF PROCEEDS

We estimate that we will receive net proceeds of $             million from the sale of the              shares of common stock offered by us in this offering, based upon an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $230 million of the net proceeds from this offering to finance the development and construction of three new production facilities in Hawaii, in Argentina and on the U.S. East Coast. We intend to use $14.0 million of the net proceeds from this offering to repay promissory notes issued to RCCL in consideration for modifying our biodiesel purchase agreement, which accrue interest at 7% per annum and mature on the earlier of the closing of this offering or dates ranging from October 31, 2007 to June 30, 2008. We may also use $10.0 million of the net proceeds to acquire RCCL’s 7% interest in Imperium Grays Harbor, LLC, our subsidiary that owns and operates the Grays Harbor production facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Repurchase of Interest in Subsidiary, Modification of Contract” for additional information concerning such amendment and interest acquisition. The remaining net proceeds will be used for general corporate purposes, including working capital.

The amounts and timing of these expenditures will depend on numerous factors, including the federal, state and local permitting and licensing process, the construction schedules of our contractors, the delivery of goods and equipment by our suppliers and various other considerations typically associated with large-scale construction projects. Pending any use as described above, we plan to invest the net proceeds in investment-grade, short-term, interest-bearing securities.

The amount of our estimated net proceeds appearing above has been calculated using an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the estimated net proceeds to us from this offering, after deducting underwriting discounts and commissions, by approximately $            , in each case assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same. Likewise, the amount of our estimated net proceeds appearing in the first paragraph above has been calculated assuming that we will issue              shares of common stock in this offering. A 100,000 share increase or decrease in the number of shares of common stock that we issue in this offering would increase or decrease, respectively, our estimated net proceeds by approximately $            , assuming an initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

To the extent the underwriters exercise their over-allotment option, we will not receive any of the proceeds from the sale of over-allotment shares by the selling shareholders. The selling shareholders include our Chief Executive Officer and entities affiliated with our President and two other directors.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. The payment of dividends is within the discretion of our board of directors and will depend on our earnings, capital requirements and operating and financial position, among other factors. We expect to retain all of our earnings to finance the expansion and development of our business, and we currently have no plans to issue dividends in the foreseeable future. Our subsidiary that owns and operates the Grays Harbor production facility is limited in its ability to pay dividends by the terms of its operating agreement and our credit facility, and we expect that any future debt agreements may restrict, our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Certain Indebtedness—Credit Facility.”

CONVERSION OF SERIES B PREFERRED STOCK

In connection with the consummation of this offering, all of our outstanding preferred stock will automatically convert into common stock. As of June 30, 2007, we had 5,903,239 shares of Series A redeemable convertible preferred stock outstanding, which we sold at a per share price of $1.3143, and 8,976,647 shares of Series B redeemable convertible preferred stock outstanding, which we sold at a per share price of $13.0853. Each share of our outstanding Series A redeemable convertible preferred stock will convert into one share of our common stock and, if the public offering price of our common stock in this offering is $26.18 or more per share, subject to adjustment for stock splits, each share of our outstanding Series B redeemable convertible preferred stock will also convert into one share of our common stock. However, if the public offering price is less than $26.18 per share, subject to adjustment for stock splits, the number of shares of common stock issued upon conversion of each outstanding share of Series B redeemable convertible preferred stock will be increased and will be equal to the number obtained by dividing (i) $13.0853, subject to adjustment for stock splits, by (ii) 50% of the public offering price per share in this offering. Therefore, depending on the price of the shares sold in this offering, the holders of the Series B redeemable convertible preferred stock may receive more than one share of common stock for each outstanding share of Series B redeemable convertible preferred stock. For example, if the public offering price of our common stock in this offering were $                 per share, each share of Series B redeemable convertible preferred stock would convert into approximately                  shares of our common stock. We will not know the conversion rate of our Series B redeemable convertible preferred stock until the actual public offering price is determined.

In this prospectus, we have assumed that each share of our Series B redeemable convertible preferred stock will be converted into one share of our common stock.

Upon completion of this offering, our existing shareholders will continue to have significant influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. Because only some of our shareholders own Series B redeemable convertible preferred stock, any increase in the conversion ratio of the Series B redeemable convertible preferred stock in connection with this offering will increase the relative ownership of our common stock by those shareholders upon completion of this offering.

CAPITALIZATION

The following table sets forth, as of June 30, 2007, our cash, cash equivalents and capitalization:

•	On an actual basis; and

•

On an as adjusted basis to give effect to the consummation of this offering and the receipt of net proceeds from the sale of              shares of common stock by us in this offering at an assumed initial public offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and conversion of all outstanding shares of our redeemable convertible preferred stock into 14,879,886 shares of common stock.

You should read this table in conjunction with the consolidated financial statements and the related notes, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

	As of June 30, 2007
	Actual	As Adjusted(1)
	(unaudited)
	(in thousands)
Cash, cash equivalents and short-term investments	$25,850	$

Restricted cash(2)	$9,483

Long-term put note payable	10,000		—
Long-term debt—credit facility(3)	6,704

Total long-term debt	$16,704

Redeemable convertible preferred stock, no par value per share, actual, $0.001 par value per share, as adjusted; 16,000,000 shares authorized, actual, 5,000,000 shares authorized, as adjusted; and 14,879,886 shares issued, actual, no shares issued, as adjusted	109,538		—
Shareholders’ equity:
Common stock, no par value per share, actual, $0.001 par value per share, as adjusted; 129,000,000 shares authorized, actual, 300,000,000 shares authorized, as adjusted; and 17,049,847 shares issued, actual, and shares issued, as adjusted	18,063
Other comprehensive income	7		—
Accumulated deficit	(14,861)		(14,861)

Total shareholders’ equity	3,209

Total capitalization	$129,451	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash, cash equivalents, and short-term investments, common stock, total shareholders’ equity and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Likewise, a 100,000 share increase (decrease) in the number of shares of common stock that we issue in this offering would increase (decrease) each of cash, cash equivalents, and short-term investments, common stock, total shareholders’ equity and total capitalization by $ million, assuming an initial public offering of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. The as adjusted information discussed above is illustrative only and following completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	At June 30, 2007, restricted cash was pledged as collateral against letters of credit and commodity derivative instruments in connection with commitments for the purchase of biodiesel and vegetable oil, as well as cash pledged as collateral against a letter of credit related to an office building lease.
(3)	In connection with our $101.2 million senior secured credit facility, we expect to continue to have restricted cash similar to that explained in footnote 2 above.

The table above excludes the following, as of June 30, 2007:

•	3,063,837 shares of common stock issuable upon the exercise of options outstanding under our Amended and Restated 2005 Stock Option Plan at a weighted-average exercise price of $5.61 per share; and

•

2,500,000 shares of common stock in the aggregate reserved for future issuance under our 2007 Performance Incentive Plan and 2007 Employee Stock Purchase Plan, each of which will become effective upon effectiveness of this offering, subject to automatic annual increases and increases resulting from the rollover of terminated and expired options originally granted under our Amended and Restated 2005 Stock Option Plan.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our stock after this offering. We calculate net tangible book value per share by dividing our net tangible book value, which equals total assets less intangible assets, total liabilities and total redeemable convertible preferred stock, by the number of shares of common stock outstanding as of June 30, 2007. Our net tangible book value at June 30, 2007 was approximately $3.2 million, or $0.19 per share, based on 17,049,847 shares outstanding. Our pro forma net tangible book value at June 30, 2007 was approximately $112.7 million, or $3.33 per share, based on 33,826,625 shares outstanding. Our pro forma net tangible book value gives effect to the automatic conversion of all shares of our redeemable convertible preferred stock, which is not classified as shareholders’ equity under generally accepted accounting principles in the U.S., into 14,879,886 shares of common stock upon consummation of this offering.

After giving effect to the sale of              shares of common stock in this offering, based on an assumed initial public offering price of $             per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2007 would have been approximately $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value attributable to this offering of $             per share to existing shareholders, and an immediate dilution in pro forma net tangible book value of $             per share to new investors, or approximately         % of the assumed initial public offering price of $             per share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2007	$0.19
Increase per share due to conversion of all shares of redeemable convertible preferred stock into common stock	$3.14

Pro forma net tangible book value per share as of June 30, 2007	$3.33
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors		$

The information in the preceding table has been calculated using an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the pro forma as adjusted net tangible book value per share of common stock after this offering by $             per share and decrease or increase, respectively, the dilution per share of common stock to new investors in this offering by $             per share, in each case calculated as described above and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Likewise, the information in the preceding table has been calculated assuming that we issue a number of shares of common stock in this offering equal to the number of shares appearing on the cover of this prospectus. A 100,000 share increase or decrease in the number of shares of common stock that we issue in this offering would increase or decrease, respectively, the pro forma as adjusted net tangible book value per share of common stock after this offering by $             per share and decrease or increase, respectively, the dilution per share of common stock to new investors in this offering by $             per share, in each case calculated as described above and assuming an initial public offering price of $             per share.

Assuming all options outstanding under our Amended and Restated 2005 Stock Option Plan as of June 30, 2007 are exercised, then, after giving effect to the exercise of those options and the sale of common stock and other adjustments described in the preceding paragraph, our pro forma as adjusted net tangible book value per share after this offering would have been $        , representing an immediate increase in pro forma net tangible book value to existing shareholders of $         per share and an immediate dilution in pro forma net tangible book value to new investors of $         per share, or approximately         % of the assumed initial public price of $         per share.

The following table shows on a pro forma as adjusted basis at June 30, 2007, the number and percentage of shares of common stock purchased from us by our existing shareholders and new investors purchasing shares in this offering, the total cash consideration paid to us and the average price per share paid by existing shareholders and by new investors in this offering before deducting estimated underwriting discounts and estimated offering expenses payable by us, based on an assumed initial public offering price of $             per share.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders	33,826,625%			$128,891,920%			$3.81
New investors			%			%

Total		100.0%			$100.0%

The table above excludes the following, as of June 30, 2007:

•	3,063,837 shares of common stock issuable upon the exercise of options outstanding under our Amended and Restated 2005 Stock Option Plan at a weighted-average exercise price of $5.61 per share; and

•

2,500,000 shares of common stock in the aggregate reserved for future issuance under our 2007 Performance Incentive Plan and 2007 Employee Stock Purchase Plan, each of which will become effective upon effectiveness of this offering, subject to automatic annual increases and increases resulting from the rollover of terminated and expired options originally granted under our Amended and Restated 2005 Stock Option Plan. The exercise price for options to be issued under the our 2007 Performance Incentive Plan are, as required by the terms of the plan, to be offered at not less than fair market value, and stock issued under our 2007 Employee Stock Purchase Plan may not be offered below 95% of fair market value on the offering date or the purchase date under such plan.

To the extent our outstanding options are exercised, investors purchasing common stock in this offering will experience further dilution. For example, if we assume the exercise of the 3,063,837 shares of common stock issuable upon the exercise of options outstanding under our Amended and Restated 2005 Stock Option Plan as of June 30, 2007, the foregoing table would appear as set forth below.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders	36,890,462%			$146,069,039%			$3.96
New investors			%			%

Total		100.0%			$100.0%

In addition, to the extent we issue new options or rights under any stock compensation plans or issue additional shares of common stock in the future, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents selected consolidated financial and operating data as of the dates and for the periods indicated. The selected consolidated statement of operations data for the period from our inception on March 5, 2004 to December 31, 2004 and for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006, have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the six months ended June 30, 2006 and 2007, and the selected consolidated balance sheet data as of June 30, 2007, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2004 have been derived from the audited consolidated financial statements that are not included in this prospectus. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary to state fairly our results of operations as of and for the periods presented. You should read the information contained in this table in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus. Historical results of operations and financial position are not necessarily indicative of the results that may be expected for future periods.

	March 5, 2004 (inception) to December 31, 2004	Years Ended December 31,		Six Months Ended June 30,
		2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Product sales	$—	$1,312	$4,982	$1,518	$21,679
Cost of sales	—	1,600	5,845	1,826	23,373

Gross loss	—	(288)	(863)	(308)	(1,694)
Operating expenses:
Research and development expenses	30	101	268	103	645
Selling, general and administrative expenses	67	501	4,243	1,396	7,366

Total operating expenses	97	602	4,511	1,499	8,011

Operating loss	(97)	(890)	(5,374)	(1,807)	(9,705)

Other income (expense), net:
Interest income	—	28	659	173	1,785
Interest expense	(2)	(83)	(736)	(3)	(346)
Gain (loss) from hedging activities	—	—	—	—	(100)

Total other income (expense), net	(2)	(55)	(77)	170	1,339

Net loss	$(99)	$(945)	$(5,451)	$(1,637)	$(8,366)

Net loss per basic and diluted common share	$(0.01)	$(0.07)	$(0.33)	$(0.10)	$(0.50)

Shares used to compute net loss per basic and diluted common share	8,125	13,440	16,560	16,560	16,669

Pro forma net loss per basic and diluted share:(1)
Net loss	$(99)	$(945)	$(5,451)	$(1,637)	$(8,366)
Pro forma net loss per basic and diluted share (unaudited)(1)			$(0.23)	$(0.07)	$(0.26)
Shares used to compute pro forma net loss per basic and diluted share (unaudited)(1)			23,333	22,526	32,723

(1)	The unaudited pro forma net loss per basic and diluted share calculations assume the conversion of all outstanding shares of redeemable convertible preferred stock, warrants and an option issued outside of the Amended and Restated 2005 Stock Option Plan, into common stock using the as-if converted method, as if such conversion had occurred as of the first day of the period presented or the original issuance date, if later. The effect of which resulted in: (i) the conversion of all shares of our Series A and Series B redeemable convertible preferred stock outstanding as of June 30, 2007 into 14,879,886 shares of common stock upon the consummation of this offering, assuming a one-to-one conversion ratio; and (ii) the issuance of 1,896,892 shares of common stock issuable upon exercise of all outstanding warrants and an option issued outside of our Amended and Restated 2005 Stock Option Plan.

	March 5, 2004 (inception) to December 31, 2004	Years Ended December 31,		Six Months Ended June 30,
		2005	2006	2006	2007
				(unaudited)
	(in thousands, except operating data)

Other Financial Data:
Working capital (deficit)	$(22)	$8,505	$28,496	$6,293	$47,769
Capital expenditures	$35	$547	$12,448	$1,063	$45,123

Operating Data (per gallon of biodiesel):
Biodiesel produced and sold (gallons, in thousands)	—	409	1,412	479	1,111
Average selling price of biodiesel produced and sold	$—	$2.89	$3.19	$3.15	$3.15
Average vegetable oil cost	$—	$2.35	$2.31	$2.01	$2.64
Average methanol cost	$—	$0.28	$0.23	$0.20	$0.24
Biodiesel purchased and sold (gallons, in thousands)	—	—	138	—	6,142
Average selling price of biodiesel purchased and sold	$—	$—	$3.28	$—	$2.95
Average cost of biodiesel purchased for sale	$—	$—	$3.11	$—	$2.80
Average gross loss	$—	$(0.70)	$(0.56)	$(0.64)	$(0.23)

	As of December 31,			As of June 30, 2007
	2004	2005	2006
				(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$1	$8,697	$46,011	$25,850
Restricted cash(1)	—	—	—	9,483
Property, plant and equipment, net	327	692	989	45,716
Construction in progress	—	—	21,262	29,260
Total assets	338	9,842	69,566	153,442
Notes payable to related parties, net of discount	309	—	7,500	—
Long-term put note payable	—	—	10,000	10,000
Long term debt—credit facility	—	—	—	6,704
Redeemable convertible preferred stock	—	7,363	37,401	109,538
Total shareholders’ equity (deficit)	(27)	1,808	3,686	3,209

(1)	At June 30, 2007, restricted cash was pledged as collateral against letters of credit and commodity derivative instruments in connection with commitments for the purchase of biodiesel and vegetable oil, as well as cash pledged as collateral against a letter of credit related to an office building lease.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial data as of and for the six months ended June 30, 2007 have been derived by application of the pro forma adjustments described below to our historical consolidated unaudited financial statements included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated balance sheet gives effect to the conversion of all of our outstanding shares of redeemable convertible preferred stock, the issuance of common stock issuable upon exercise of all of our outstanding warrants and an option issued outside of our Amended and Restated 2005 Stock Option Plan, our acquisition of RCCL’s 7% interest in our subsidiary, Imperium Grays Harbor, LLC, our payment to RCCL related to promissory notes issued in consideration for the modification of our biodiesel purchase agreement with RCCL and the receipt of the net proceeds of this offering, as if they had all occurred on June 30, 2007.

The unaudited pro forma condensed consolidated statement of operations gives effect, in the period presented, to the issuance of promissory notes to RCCL in connection with the August 2007 modification of our biodiesel purchase agreement with RCCL as if the modification had occurred on June 30, 2007.

The unaudited pro forma condensed consolidated statements of redeemable convertible preferred stock and shareholders’ equity give effect to the conversion of all of our outstanding shares of redeemable convertible preferred stock, the issuance of common stock issuable upon exercise of all of our outstanding warrants and an option issued outside of our Amended and Restated 2005 Stock Option Plan, our payment to RCCL related to promissory notes issued in consideration for the modification of our biodiesel purchase agreement with RCCL and the issuance of shares of our common stock and the receipt of the net proceeds from such shares issued in this offering, as if they had all occurred on June 30, 2007.

The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed consolidated financial data.

The unaudited pro forma adjustments are based upon available information and assumptions that management believes are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial data are included for illustrative purposes only and do not purport to represent what our results of operations or financial condition would have been had the conversion of all of our outstanding shares of redeemable convertible preferred stock, the issuance of common stock issuable upon exercise of all of our outstanding warrants and an option issued outside of our Amended and Restated 2005 Stock Option Plan, the acquisition of RCCL’s 7% interest in IGH, our payment to RCCL related to promissory notes issued in consideration for the modification of our biodiesel purchase agreement with RCCL, and this offering, actually occurred on the dates indicated, nor does it purport to project the results of our operations or financial condition for any future period or as of any future date. The unaudited pro forma condensed consolidated financial data are subject to a number of uncertainties and assumptions and actual adjustments may differ materially from the unaudited pro forma condensed consolidated financial data presented below.

The unaudited pro forma condensed consolidated financial data should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

Imperium Renewables, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of June 30, 2007

		Pro Forma
	Historical (1)	Adjustments for Conversion of Redeemable Convertible Preferred Stock (2)	Adjustments for Exercise of All Outstanding Warrants and a Non-Plan Option (3)	Adjustments for RCCL (4)	Adjustments for this Offering (5)		As Adjusted
Assets
Current assets:
Cash and cash equivalents	$22,150,033	$—	$1,351,365	$(24,000,000)	$		$
Short-term investments	3,700,000	—	—	—		—		3,700,000
Trade accounts receivable	7,794,700	—	—	—		—		7,794,700
Other accounts receivable	68,103	—	—	—		—		68,103
Inventory	21,642,229	—	—	—		—		21,642,229
Restricted cash	9,483,401	—	—	—		—		9,483,401
Prepaid expenses and other current assets	6,346,887	—	—	—		—		6,346,887

Total current assets	71,185,353	—	1,351,365	(24,000,000)
Property, plant and equipment, net	45,716,194	—	—	—		—		45,716,194
Construction in progress	29,259,644	—	—	—		—		29,259,644
Other assets	7,280,585	—	—	—		—		7,280,585

Total assets	$153,441,776	$—	$1,351,365	$(24,000,000)	$		$

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$5,359,719	$—	$—	$—		$—		$5,359,719
Accrued expenses and other current liabilities	8,995,596	—	—	—		—		8,995,596
Hedging liabilities	9,061,463	—	—	—		—		9,061,463

Total current liabilities	23,416,778	—	—	—		—		23,416,778
Deferred rent	131,796	—	—	—		—		131,796
Asset retirement obligation	41,328	—	—	—		—		41,328
Long-term put note payable	10,000,000	—	—	(10,000,000)		—		—
Long-term debt—credit facility	6,704,000	—	—	—		—		6,704,000
Other liabilities	400,688	—	—	—		—		400,688
Redeemable convertible preferred stock	109,537,532	(109,537,532)	—	—		—		—
Shareholders’ equity
Common stock and additional paid in capital	18,063,294	109,537,532	1,351,365	—
Accumulated other comprehensive income	7,225	—	—	—		—		7,225
Accumulated deficit	(14,860,865)	—	—	(14,000,000)		—		(28,860,865)

Total shareholders’ equity	3,209,654	109,537,532	1,351,365	(14,000,000)

Total liabilities and shareholders’ equity	$153,441,776	$—	$1,351,365	$(24,000,000)	$		$

See accompanying notes to the unaudited pro forma condensed consolidated financial data.

Imperium Renewables, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Six Months Ended June 30, 2007

		Pro Forma
	Historical (1)	Adjustment for RCCL (4)	As Adjusted
Product sales	$21,679,345	$—	$21,679,345
Cost of sales	23,373,714	—	23,373,714

Gross loss	(1,694,369)	—	(1,694,369)
Operating expenses:
Research and development expenses	644,455	—	644,455
Selling, general and administrative expenses	7,366,277	—	7,366,277

Total operating expenses	8,010,732	—	8,010,732

Operating loss	(9,705,101)	—	(9,705,101)
Other income (expense), net:
Interest income	1,784,883	—	1,784,883
Interest expense	(346,403)	—	(346,403)
Loss from hedging activities	(99,983)	—	(99,983)
Other expense	—	(14,000,000)	(14,000,000)

Total other income (expense), net	1,338,497	(14,000,000)	(12,661,503)

Net loss	$(8,366,604)	$(14,000,000)	$(22,366,604)

Pro forma net loss per basic and diluted share			$(0.68)

Shares used to compute pro forma net loss basic and diluted share			32,722,683

See accompanying notes to the unaudited pro forma condensed consolidated financial data.

IMPERIUM RENEWABLES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF

REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY

	Redeemable Convertible Preferred Stock				Common Stock		Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity
	Series A		Series B
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at June 30, 2007 (1)	5,903,239	$7,650,047	8,976,647	$101,887,485	17,049,847	$18,063,294	$7,225	$(14,860,865)		$3,209,654
Conversion of Series A and Series B redeemable convertible preferred stock (2)	(5,903,239)	(7,650,047)	(8,976,647)	(101,887,485)	14,879,886	109,537,532	—	—		109,537,532
Proceeds from issuance of common stock upon exercise of all outstanding common stock warrants and a non-plan stock option (3)	—	—	—	—	1,896,892	1,351,365	—	—		1,351,365
Adjustments for RCCL (4)	—	—	—	—	—	—	—	(14,000,000)		(14,000,000)
Proceeds from issuance of common stock from this offering (5)	—	—	—	—			—

As adjusted balance at June 30, 2007	—	$—	—	$—			$7,225	$(28,860,865)	$

See accompanying notes to the unaudited pro forma condensed consolidated financial data.

Imperium Renewables, Inc

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Data

(1)	Reflects the historical unaudited condensed consolidated balance sheets and statements of redeemable convertible preferred stock and shareholders’ equity as of June 30, 2007, and the historical unaudited condensed consolidated statements of operations for the six months ended June 30, 2007, of Imperium Renewables, Inc. included elsewhere in this prospectus.

(2)	Pro forma adjustments to reflect the conversion of 5,903,239 shares of our Series A redeemable convertible preferred stock and 8,976,647 shares of our Series B redeemable convertible preferred stock into 14,879,886 shares of our common stock upon consummation of this offering, assuming a one-to-one conversion ratio.

(3)	Pro forma adjustments to reflect the issuance of 1,896,892 shares of common stock issuable upon the exercise of 1,796,892 common stock warrants outstanding and the exercise of 100,000 common stock options issued outside of our Amended and Restated 2005 Stock Option Plan immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Cash proceeds from the issuance of these shares of common stock amount to approximately $1.4 million.

(4)	Pro forma adjustments to reflect the following items:

•	The application of $10.0 million to acquire RCCL’s 7% interest in IGH.

•	The application of $14.0 million to repay two promissory notes issued to RCCL in consideration for the modification of our biodiesel purchase agreement with RCCL.

(5)	Pro forma adjustments to record this offering reflect a net increase in shareholders’ equity of $ million consisting of net proceeds of $ million from the sale of the shares of common stock offered by us in this offering, based upon an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the “Selected Consolidated Financial and Operating Data” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See “Forward-Looking Statements.” Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All references to years relate to the calendar year ended December 31 of the particular year or the period from March 5, 2004 (inception) to December 31, 2004. All dollar amounts set forth below that are derived from our audited and unaudited consolidated financial statements included in this prospectus reflect rounding for clarity of presentation.

Overview

We are the largest “pure-play” biodiesel producer in the U.S. based on nameplate capacity, according to the NBB. We design, develop, build, own and operate biodiesel production facilities that will be capable of consistently producing industrial-scale quantities of biodiesel from multiple feedstocks that exceed industry quality standards. We have built the first facility in the U.S. with a 100 million gallon per year, or MGY, nameplate capacity, and we are developing three additional production facilities that will expand our aggregate nameplate capacity to approximately 405 MGY by the end of the first quarter of 2009. We believe that we will be among the lowest-cost providers, if not the lowest-cost provider, of biodiesel in the U.S. due to the strategic locations of our production facilities, our proprietary process and technological innovations, our ability to utilize multiple feedstocks, and our internal project engineering expertise. Since 2005, we have been selling biodiesel directly and through distributors to a variety of users, including industrial users, fleet and marine operators, utilities, fuel distributors and blenders, and federal, state and local governments. We also have a contractual commitment from Royal Caribbean Cruises, Ltd., or RCCL, to purchase, at a minimum, approximately 15 million gallons of biodiesel in 2007 and thereafter approximately 18 million gallons of biodiesel annually for four years, which RCCL has the option to extend for three additional years. We believe this is the single largest long-term biodiesel sales contract to an end user in the U.S. For a description of some of the terms of our biodiesel purchase agreement with RCCL, see “Business—Customers.”

Primary Components of Revenue and Expenses

Product sales. We generate revenue primarily from the sale of biodiesel and, to a lesser extent, glycerin, which is a co-product of the biodiesel production process. Our primary source of revenue from inception through December 31, 2006 has been from the sale of biodiesel produced at our Seattle production facility. Our results of operations for the six months ended June 30, 2007 include a significant amount of revenues and cost of sales associated with one customer whose purchase obligations primarily began in April 2007. During the six months ended June 30, 2007 and in the year ended December 31, 2006, we sold approximately 6.1 million gallons and 0.1 million gallons, respectively, of biodiesel purchased from other biodiesel producers to meet demand by certain of our customers. Sales related to biodiesel accounted for more than 99% of our net sales in 2005, 2006 and the six months ended June 30, 2007. We have purchased approximately 15 million gallons of biodiesel from other biodiesel producers in 2007 under a fixed-price supply contract in order to satisfy our obligations under our biodiesel purchase agreement with RCCL. We will continue to sell this biodiesel to RCCL in 2007 at a predetermined margin over our purchase price.

The selling prices we realize for our biodiesel are largely determined by the market demand for biodiesel, which, in turn, is influenced by various factors, including:

•

The price of crude oil and diesel—the price of biodiesel over the long term has been correlated to the price of diesel, which closely follows the price of crude oil. The prices of both crude oil and diesel tend to increase in the summer, due to the summer driving season, and in winter, due to home heating needs. In addition, the prices of crude oil and diesel fluctuate substantially and are difficult to forecast due to factors such as war, political unrest, worldwide economic conditions, changes in refining capacity, fluctuations in exchange rates and natural disasters;

•

Federal and state renewable fuel standards and tax incentives—federal, state and local governments have sought to encourage biodiesel production and use in the U.S. through numerous regulations that either provide economic incentives for biodiesel producers and users or mandate the use of specified levels of biodiesel. Any change or elimination in such federal and state incentives could adversely impact the demand for biodiesel; and

•

Industry fundamentals—the biodiesel industry has experienced significant increases in capacity, demand and biodiesel price in recent years. Demand has been driven largely by regulatory changes, such as the U.S. Environmental Protection Agency’s new Ultra-Low Sulfur Diesel, or ULSD, regulation, which went into effect in 2006 and increasing shortages of refining capacity in the U.S. The higher prices of biodiesel may not continue if supply exceeds demand even if crude oil and diesel prices remain high.

Gross margin. Our gross margin depends principally on the spread between biodiesel sales prices and vegetable oil prices. For example, in 2005 and the first half of 2006, the spread between biodiesel and soybean prices was at a historically high level, driven in large part by high crude oil and diesel prices and low soybean oil prices resulting from high soybean oil yields. However, since September 2006, vegetable oil prices have increased substantially, resulting in a lower gross margin for our biodiesel. Any increase or reduction in the spread between biodiesel and vegetable oil prices, whether as a result of a change in vegetable oil prices or biodiesel prices, will have an effect on our financial performance. The following graph sets forth the average weekly biodiesel and vegetable oil price data for recent periods and illustrates the volatility in market prices for these commodities.

(1)	Biodiesel prices are based on the monthly average of the daily closing price of U.S. average biodiesel rack prices quoted by the Alternative Fuels Index.
(2)	Canola oil prices are based on the weekly average of the daily closing prices of canola seed futures quoted by the Winnipeg Commodity Exchange (WCE), at the weekly average of the spot U.S. dollar to Canadian dollar exchange rate for each respective day, assuming a 40% conversion rate of seeds to oil and a conversion rate of 7.628 pounds per gallon.
(3)	Soybean oil prices are based on the weekly average of the daily closing prices of the Soybean Oil Futures quoted by the Chicago Board of Trade (CBOT) and assume a conversion rate of 7.745 pounds per gallon.
(4)	Palm oil prices are based on the monthly average of the daily closing prices of palm futures quoted by the Bursa Malaysia Derivatives Berhas Exchange Futures List (MDEX) at the weekly average of the spot U.S. dollar to Malaysian Ringgit exchange rate, assuming a conversion rate of 7.795 pounds per gallon.

Cost of sales and gross loss. Our gross loss is derived from our total revenue less our cost of sales. Our cost of sales is primarily affected by the cost of biodiesel purchased from other biodiesel producers, vegetable oil, methanol, labor and manufacturing overhead and other expenses. In connection with the production of biodiesel, vegetable oil was our most significant raw material cost for 2006 and for the six months ended June 30, 2007, and is influenced by weather conditions and other factors affecting crop yields, farmer planting decisions, the output and proximity of crush facilities that convert the crops to oil, and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. Methanol represents our second largest cost. We typically purchase vegetable oil and methanol under long-term contracts or at current market prices, depending on market conditions and based on our production obligations under our customer supply agreements. Labor and manufacturing overhead expenses represent the third major component of our cost of sales and include salaries and benefits paid to our production facility employees, related payroll taxes, stock-based compensation related to our production facility employees, depreciation and facility rent. Other expenses include the cost of other minor raw materials, such as magnesol, sodium methylate and citric acid, as well as utilities, equipment and supplies used in the production of biodiesel. We have purchased approximately 15 million gallons of biodiesel from other biodiesel producers in 2007 under a fixed-price supply contract in order to satisfy our obligations under our biodiesel purchase agreement with RCCL.

Research and development expenses. Research and development expenses consist of salaries and benefits paid to our research and development employees, related stock-based compensation, research activities performed by third parties, materials, supplies and other expenses incurred to sustain our overall research and product development programs primarily related to our biodiesel production process and next generation feedstock development. Research and development costs are expensed as incurred.

Selling, general and administrative expenses. Selling, general and administrative expenses consist of salaries and benefits paid to our corporate and administrative employees, payroll taxes, stock-based compensation related to our corporate and administrative employees, expenses relating to third-party services including legal, accounting and other professional services, insurance, travel, marketing and other miscellaneous overhead expenses. We expect selling, general and administrative expenses to increase significantly in connection with our expansion plans, which will require us to hire more personnel. We also anticipate incurring higher expenses as a public company following the completion of this offering as a result of additional legal and corporate governance expenses, including costs associated with compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and salary and payroll-related costs for additional accounting staff.

Other income (expense), net. Other income (expense), net includes interest income from our cash and investments, offset by the interest expense payable on our convertible promissory notes issued and an amortized portion of debt discount associated with warrants issued to certain investors related to our convertible promissory notes payable issued in 2006, borrowing associated with our credit facility, and changes in the fair value of derivative instruments not designated as hedging instruments for accounting purposes. We expect interest income to increase in 2007 as a result of increased cash and investments resulting from the proceeds we receive from the sale of shares of our common stock in this offering, which we plan to invest in investment-grade, short-term interest-bearing securities, pending use of such proceeds to finance the development and construction of three new production facilities as described under “Use of Proceeds.” We expect interest expense, net of interest capitalized as part of new production facility construction, to increase significantly as a result of the $101.2 million senior secured credit facility that we entered into in June 2007, as a result of the issuance of two promissory notes to RCCL for an aggregate amount of $14.0 million (but which we intend to repay with proceeds of this offering) and, if we do not acquire RCCL’s interest in our subsidiary IGH, which we expect to occur no later than closing of this offering, as a result of interest associated with our put note payable. We expect the fair value of undesignated hedging instruments to be volatile from period to period based on changes in commodity pricing. However, in the future, we expect the impact on other income (expense), net, to decrease as the level of undesignated hedging instruments decreases. In the future, we expect to designate many of our hedging instruments as cash flow hedges with changes in fair value being recorded as part of cost of sales.

Results of Operations

Our historical operating results primarily reflect the operations of our Seattle production facility, where we commenced the production and sale of biodiesel in April 2005. Construction of our Grays Harbor production facility began in November 2006 and we completed construction in August 2007. Expenses associated with our Grays Harbor production facility that are not capitalized as part of the cost of construction are included in our results for the year ended December 31, 2006 and the six months ended June 30, 2007. The results for the historical periods presented are not representative of the results that we expect to achieve in future periods, which we anticipate will reflect the operations of our Grays Harbor production facility and our three additional planned production facilities. We have generated substantial net losses and negative cash flows from operations since inception and we expect to incur additional net losses and negative cash flows from operations through at least the end of 2007 and possibly in future periods as we make capital expenditures, hire additional employees, apply for regulatory approvals, continue development of our technology, expand our operations and incur the additional costs of operating as a public company. In particular, capital expenditures are expected to increase substantially in the future, primarily due to the construction of additional production facilities, including those currently planned in Hawaii, in Argentina and on the U.S. East Coast. We also expect that our selling, general and administrative expenses will increase substantially from prior periods.

Grays Harbor Production Facility. In August 2007, we completed construction of our Grays Harbor production facility, which we expect will be capable of operating at full capacity by the first quarter of 2008. As a result, in 2008 we expect to fulfill our near-term biodiesel supply obligations with biodiesel produced at our Grays Harbor production facility and to significantly reduce the amount of biodiesel purchased from other biodiesel producers. The primary component of our cost of sales is vegetable oil, the price of which is cyclical and volatile; accordingly, we are not able accurately to predict its future costs. However, with increased storage capabilities we expect to be able to obtain more competitive pricing of vegetable oil through bulk purchases that are strategically timed. Moreover, with increased production and storage capabilities, we expect to be able to reduce, as a percentage of sales, the variable cost component of our cost of sales through the use of our new technology and economies of scale. Our Grays Harbor production facility incorporates our internally-developed proprietary reaction process, methanol recovery system and polishing process. Through the use of our internally-developed proprietary technology, we expect to achieve lower production-related variable costs. For a description of our technologies and their benefits, see “Business—Our Biodiesel Production Process.” Finally, labor and manufacturing overhead costs, which we expect to increase in the aggregate, are expected to decrease on a per gallon basis as the volume of biodiesel produced increases. As a result, we expect to achieve improved operating margins in 2008 and positive cash flow from operations for certain limited periods in 2008.

The following table sets forth, for the periods indicated, selected operating results and the percentage relationship of such specified items in our consolidated statement of operations to total product sales:

	March 5, 2004 (inception) to December 31, 2004		Years Ended December 31,				Six Months Ended June 30,
			2005		2006		2006		2007
							(unaudited)
(dollars in thousands)
Product sales	$—	—	$1,312	100.0%	$4,982	100.0%	$1,518	100.0%	$21,679	100.0%
Cost of sales	—	—	1,600	121.9	5,845	117.3	1,826	120.3	23,373	107.8

Gross loss	—	—	(288)	(21.9)	(863)	(17.3)	(308)	(20.3)	(1,694)	(7.8)
Operating expenses:
Research and development expenses	30	—	101	7.7	268	5.4	103	6.7	645	3.0
Selling, general and administrative expenses	67	—	501	38.2	4,243	85.2	1,396	92.0	7,366	34.0

Total operating expenses	97	—	602	45.9	4,511	90.6	1,499	98.7	8,011	37.0

Operating loss	(97)	—	(890)	(67.8)	(5,374)	(107.9)	(1,807)	(119.0)	(9,705)	(44.8)
Other income (expense), net:
Interest income	—	—	28	2.1	659	13.2	173	11.4	1,785	8.2
Interest expense	(2)	—	(83)	(6.3)	(736)	(14.7)	(3)	(0.2)	(346)	(1.6)
Gain (loss) from hedging activities	—	—	—	—	—	—	—	—	(100)	(0.4)

Total other income (expense), net	(2)	—	(55)	(4.2)	(77)	(1.5)	170	11.2	1,339	6.2

Net loss	$(99)	—	$(945)	(72.0)%	$(5,451)	(109.4)%	$(1,637)	(107.8)%	$(8,366)	(38.6)%

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Product sales. Our product sales consist primarily of sales of biodiesel, including biodiesel purchased for sale from other biodiesel producers and biodiesel produced at our Seattle production facility. Product sales increased $20.2 million, or 1,328%, to $21.7 million in the six months ended June 30, 2007 from $1.5 million in the six months ended June 30, 2006. The increase in net sales was primarily the result of 6.1 million gallons ($18.1 million in sales) of purchased biodiesel being sold to RCCL in the six months ended June 30, 2007. We did not purchase any biodiesel from other biodiesel producers in the six months ended June 30, 2006. Beginning in 2008, we expect to fulfill our biodiesel obligation to RCCL from biodiesel produced at our Grays Harbor production facility. Excluding sales to RCCL, product sales increased $2.1 million, or 133%, to $3.6 million in the six months ended June 30, 2007 from $1.5 million in the six months ended June 30, 2006. The average selling price of biodiesel produced by us and sold in the six months ended June 30, 2007 was $3.15 per gallon, which was consistent with the average selling price in the six months ended June 30, 2006.

Cost of sales and gross loss. Gross loss increased $1.4 million, or 450%, to $1.7 million in the six months ended June 30, 2007 from $0.3 million in the six months ended June 30, 2006. The increase was primarily the result of an increase in the aggregate cost of raw materials, including vegetable oil, methanol and magnesol, and higher labor and manufacturing overhead due to increased biodiesel production volumes at our Seattle production facility.

Biodiesel purchased from other biodiesel producers amounted to $17.2 million in the six months ended June 30, 2007 and represented 73% of our cost of sales in the six months ended June 30, 2007. Our average cost of purchased biodiesel was $2.95 per gallon during the six months ended June 30, 2007. Freight costs associated with sales of biodiesel purchased from other biodiesel producers amounted to $0.9 million in the six months ended June 30, 2007. There was no biodiesel purchased from other biodiesel producers in the six months ended June 30, 2006.

Aggregate vegetable oil costs increased $1.9 million, or 190%, to $2.9 million in the six months ended June 30, 2007 from $1.0 million in the six months ended June 30, 2006. The increase was primarily the result of an increase in the volume of production and sales of biodiesel in the six months ended June 30, 2007 compared to the six months ended June 30, 2006, as well as an increase in average cost of vegetable oil. Vegetable oil costs represented 12% of our cost of sales in the six months ended June 30, 2007 compared to 55% of our cost of sales in the six months ended June 30, 2006. The decrease, as a percentage of cost of sales, was primarily due to our purchasing biodiesel from other biodiesel producers in the six months ended June 30, 2007 to meet our obligations under the RCCL biodiesel purchase agreement. Our average cost of vegetable oil increased $0.63 per gallon, or 31%, to $2.64 per gallon in the six months ended June 30, 2007, compared to $2.01 per gallon in the six months ended June 30, 2006. In the six months ended June 30, 2007, the spread between biodiesel and vegetable oil prices was historically narrow, primarily as a result of the higher cost of soybean oil as a result of higher demand for, and lower supply of, soybean oil.

Methanol costs increased $0.2 million, or 200%, to $0.3 million in the six months ended June 30, 2007 from $0.1 million in the six months ended June 30, 2006 and accounted for 1% of our cost of sales in the six months ended June 30, 2007, and 5% of our cost of sales in the six months ended June 30, 2006. The decrease, as a percentage of cost of sales, was primarily due to our purchasing biodiesel from other biodiesel producers in the six months ended June 30, 2007. The increase in aggregate methanol costs is primarily attributable to the increase in our production of biodiesel and an increase in the average cost of methanol. The cost of methanol began rising beginning in the third quarter of 2006, remained high through the first quarter of 2007 and decreased in the second quarter of 2007. Our average cost of methanol was $0.24 per gallon in the six months ended June 30, 2007, compared to $0.20 per gallon in the six months ended June 30, 2006.

Labor and manufacturing overhead costs increased $1.1 million, or 183%, to $1.7 million in the six months ended June 30, 2007 from $0.6 million in the six months ended June 30, 2006. The increase in aggregate costs was primarily attributable to additional labor associated with increasing the production of biodiesel at our Seattle production facility, as well as ongoing maintenance and increased depreciation expense related to additional capital expenditures at our Seattle production facility. Labor and manufacturing overhead costs represented 7% of our cost of sales in the six months ended June 30, 2007 and 33% in the six months ended June 30, 2006. The decrease, as a percentage of costs of sales, was primarily due to our purchasing biodiesel from other biodiesel producers as well as increased production of biodiesel at our Seattle production facility in the six months ended June 30, 2007.

Research and development expenses. Research and development expenses increased $0.5 million, to $0.6 million in the six months ended June 30, 2007 from $0.1 million in the six months ended June 30, 2006. The increase was primarily the result of our investments in enhancing our technologies and our focus on increasing the operating efficiency of our existing and planned production facilities.

Selling, general and administrative expenses. Selling, general and administrative expenses increased $6.0 million, or 428%, to $7.4 million in the six months ended June 30, 2007 from $1.4 million in the six months ended June 30, 2006. The increase was primarily the result of significantly increasing our management and administrative staff over the prior period in anticipation of the expansion of our business due to construction of our Grays Harbor production facility and future facility expansion plans. Administrative salaries and benefits increased $2.9 million, or 516%, to $3.4 million in the six months ended June 30, 2007 from $0.5 million in the six months ended June 30, 2006. Expense related to stock-based compensation included in selling, general and administrative expenses increased $1.1 million, to $1.1 million in the six months ended June 30, 2007 from $10,933 for the six months ended June 30, 2006. Other general and administrative expenses increased $2.0 million, to $2.9 million in the six month period ended June 30, 2007 from $0.9 million in the six months ended June 30, 2006. The increase was primarily the result of increased professional, legal and business development costs incurred related to our planned production facilities.

We expect that our selling, general and administrative expenses will continue to increase in future periods. We expect that these increases will primarily be related to increased personnel and related production facility costs necessary to support our growth and the related increase in stock-based compensation expense, increased sales and marketing costs incurred to build customer awareness and promote broad-based adoption of biodiesel and expenses for professional fees associated with public company reporting and compliance.

Other income (expense), net. Other income, net increased $1.1 million, or 686%, to $1.3 million in the six months ended June 30, 2007 from $0.2 million for the six months ended June 30, 2006. The increase was primarily the result of additional interest income from our larger cash and short-term investment balances resulting primarily from sales of our shares of Series B redeemable convertible preferred stock in the fourth quarter of 2006 and the first quarter of 2007. This increase was partially offset by increased interest expense related to a note payable and other long-term debt that was outstanding during the six months ended June 30, 2007, as compared to no interest expense in the six months ended June 30, 2006. In addition, we recorded $0.1 million in net losses in connection with hedging activities in the six months ended June 30, 2007. We did not conduct any hedging activities in the six months ended June 30, 2006. We expect other income, net, to decrease in future periods as a result of expected lower interest income from cash and short-term investments as resources are used for construction of our three new planned production facilities. Furthermore, we expect interest expense related to our $101.2 million senior secured credit facility to begin increasing as amounts are drawn upon for a portion of the cost of construction of our Grays Harbor production facility and working capital for this production facility. In addition, we expect gains and losses from hedging activities to be volatile from period to period based on changes in commodity pricing. However, in the future, we expect the impact of such commodity pricing on other income (expense), net, to decrease as the level of undesignated hedging instruments decreases. In the future, we expect to designate many of our hedging instruments as cash flow hedges with changes in fair value being recorded as part of cost of sales.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Product sales. Our product sales in 2006 and 2005 consisted of sales of biodiesel and our co-product, glycerin, from our Seattle production facility. Product sales increased $3.7 million, or 280%, to $5.0 million in 2006 from $1.3 million in 2005. The increase in product sales was primarily the result of a 279% increase in the total gallons of biodiesel that we sold, combined with a 10% increase in the average sales price of biodiesel from 2005 to 2006. In early 2006 biodiesel prices increased due to an increase in demand for biodiesel and an increase in the price of crude oil and diesel. As a result, the average realized selling price for biodiesel in 2006 was $0.30 per gallon higher than in 2005, increasing to $3.19 per gallon in 2006 from $2.89 per gallon in 2005. In addition, we sold approximately 138,000 gallons of biodiesel purchased from other biodiesel producers during 2006 to meet increased demand by certain of our customers. Product sales from biodiesel purchased for resale in 2006 was $453,000, at an average price of $3.28 per gallon.

Net sales from glycerin increased $23,000, or 288%, to $31,000 in 2006 from $8,000 in 2005. Glycerin production and sales primarily increased due to an increase in the volume of our production of biodiesel.

Cost of sales and gross loss. Gross loss increased $575,000, or 200%, to $863,000 in 2006 from $288,000 in 2005. The increase was primarily the result of an increase in the aggregate cost of raw materials, including vegetable oil and methanol, combined with an increase in the volume of biodiesel produced at our Seattle production facility. Our average cost of vegetable oil decreased $0.04 per gallon, or 1.7%, to $2.31 per gallon in 2006 compared to $2.35 per gallon in 2005.

Aggregate vegetable oil costs increased $2.3 million, or 239%, to $3.3 million in 2006 from $963,000 in 2005. Vegetable oil costs represented 56% of our cost of sales in 2006 compared to 60% of our cost of sales in 2005. During 2005 and through the second quarter of 2006, vegetable oil prices remained relatively low and the biodiesel market improved following the signing into law of the Energy Policy Act and continued oil refinery shortage concerns, resulting in historically wide spreads between biodiesel and vegetable oil prices. However, during the third quarter of 2006, the spread between biodiesel and vegetable oil prices was reduced to narrow levels, primarily as a result of lower crude oil and diesel prices, which increased pricing pressure on biodiesel, and the higher cost of soybean oil as a result of higher demand and lower supply of soybean oil.

Methanol costs increased $212,000, or 188%, to $325,000 in 2006 and accounted for 6% of our cost of sales in 2006 from $113,000 and 7% of our cost of sales in 2005. The increase is primarily attributable to the increase in our production of biodiesel in 2006, and a $0.05 per gallon decrease in the average cost of methanol, which was approximately $0.23 per gallon in 2006 and $0.28 per gallon in 2005.

Magnesol costs increased $152,000, or 271%, to $208,000 in 2006 from $56,000 in 2005 and accounted for 4% of our cost of sales in 2006 and 2005. The increase is primarily attributable to the increase in our production of biodiesel in 2006. The relatively flat cost of magnesol as a percentage of our cost of sales was primarily attributable to increased efficiency in our production process offset by an increase in the average cost of magnesol of $0.01 per gallon, or 7.1%, to $0.15 per gallon in 2006 from $0.14 per gallon in 2005. As a result of our technological innovations in the production process, we do not expect to use magnesol in our biodiesel production process at our future production facilities.

Labor and manufacturing overhead costs increased $716,000, or 105%, to $1.4 million in 2006 from $684,000 in 2005. Labor and manufacturing overhead costs represented 24% of our cost of sales in 2006 and 43% in 2005. The increase in costs and decrease in percentage of costs of sales was primarily attributable to additional labor associated with increasing the production of biodiesel at our Seattle production facility, as well as ongoing maintenance and increased depreciation expense related to additional capital expenditures at the Seattle production facility.

During 2006 and 2005 we received compensation from the USDA under their Bioenergy Program. We received $70,000 in 2006 and $232,000 in 2005. The existing federal incentive income program terminated on June 30, 2006, and as a result we only received compensation for the first six months of 2006.

Research and development expenses. Research and development expenses increased $167,000, or 165%, to $268,000 in 2006 from $101,000 in 2005. The increase was primarily the result of our continued investments in enhancing our technologies and increasing the operating efficiency of our existing and future production facilities.

Selling, general and administrative expenses. Selling, general and administrative expenses increased $3.7 million, or 746%, to $4.2 million in 2006 from $501,000 in 2005. The increase was primarily the result of a significant increase in our management and administrative staff over the prior period in anticipation of the expansion of our business due to the construction of our Grays Harbor production facility and future facility expansion plans. Administrative salaries and benefits increased $1.5 million, or 498%, to $1.8 million in 2006 from $301,000 in 2005.

Expense related to stock-based compensation included in selling, general and administrative expense was $83,500 in 2006. We had no stock-based compensation expense in 2005. The increase was due to our implementation of SFAS 123R during 2006 and as a result, began to recognize stock-based compensation beginning on January 1, 2006.

Other income (expense), net. Other expense, net increased $22,000, or 40%, to $77,000 in 2006 from $55,000 for 2005. The increase was primarily the result of an increase in interest expense of $653,000 related to interest expense from our $7.5 million notes payable, partially offset by an increase in our interest income of $631,000 resulting from increased balances of our cash, cash equivalents and short-term investments.

Year Ended December 31, 2005 Compared to Period from March 5, 2004 (Inception) to December 31, 2004

Because our Seattle production facility did not commence operations until April 2005, we do not believe that comparisons of our results of operations for 2005 and 2004 are meaningful. As a result, the following discussion focuses primarily on the results achieved by our Seattle production facility in 2005.

Product sales. Our product sales in 2005 consisted of sales of biodiesel and our co-product, glycerin, from our Seattle production facility. Product sales were $1.3 million in 2005 from the sale of 409,000 gallons of biodiesel in 2005 at an average sales price of $2.89 per gallon. Net sales from glycerin were $8,000 in 2005. We did not produce or sell any biodiesel or glycerin in 2004.

Cost of sales and gross loss. Gross loss was $288,000 in 2005. Vegetable oil costs were $963,000 and represented 60% of our cost of sales in 2005. Our average cost of vegetable oil was $2.35 per gallon in 2005. During 2005 vegetable oil prices remained relatively low and the biodiesel market improved following the signing into law of the Energy Policy Act and continued oil refinery shortage concerns, resulting in historically wide spreads between biodiesel and vegetable oil prices.

Methanol costs were $113,000 and accounted for 7% of our cost of sales in 2005. Methanol prices remained relatively constant during 2005, at approximately $0.28 per gallon. Magnesol costs were $56,000 and accounted for 4% of our cost of sales in 2005. Our average cost of magnesol was $0.14 per gallon.

Labor and manufacturing overhead costs were $684,000 in 2005, which were attributable to the labor associated with increasing biodiesel production at our Seattle production facility, as well as ongoing maintenance and increased depreciation expense related to additional capital expenditures at the Seattle production facility. We did not have any labor and manufacturing costs in 2004.

During 2005 we also received $232,000 of compensation from the USDA under their Bioenergy Program. These amounts are accounted for as a reduction of cost of sales. Payments from the USDA under this program are based primarily on production levels from period to period, and the amount of claims by other eligible companies. We did not receive any compensation from the USDA under their bioenergy program in 2004.

Research and development expenses. Research and development expenses increased $71,000, or 237%, to $101,000 in 2005 from $30,000 in 2004. The increase was primarily the result of our continued investments in enhancing our technologies and increasing the operating efficiency of our Seattle production facility.

Selling, general and administrative expenses. Selling, general and administrative expenses increased $434,000, or 648%, to $501,000 in 2005 from $67,000 in 2004. The increase was primarily the result of increasing our management and administrative staff over the prior period. Administrative salaries and benefits were $301,000 in 2005.

Other income (expense), net. Other expense, net increased $53,000, or 2,650%, to $55,000 in 2005 from $2,000 in 2004. The increase was primarily the result of an increase in interest expense related to notes payable.

Liquidity and Capital Resources

Since inception, our activities have consisted primarily of developing our technology and constructing our biodiesel production facilities in Seattle and Grays Harbor, Washington. Our principal sources of liquidity consist of cash provided by sales of our common stock and Series A and Series B redeemable convertible preferred stock, rather than cash from operations. In addition to funding operations, our principal uses of cash have been, and are expected to continue to be, the construction of new production facilities, other capital expenditures, debt service requirements and general corporate purposes. In June 2007, we entered into a $101.2 million senior secured credit facility to provide financing for a portion of the cost of construction of our Grays Harbor production facility, subject to satisfying conditions to funding the term loan, and to provide working capital for this production facility, subject to satisfying conditions of working capital borrowings. If the term loan is not funded by October 5, 2007, the obligation of the lenders to make term or working capital loans under the credit facility will terminate and we will be required to prepay in full all outstanding borrowings under the credit facility within one business day. The terms of the credit facility contain limitations on the ability of our subsidiary that owns and operates the Grays Harbor production facility to pay dividends to us. This subsidiary is also limited in its ability to pay dividends by the terms of its operating agreement.

The following table presents a summary of our cash flows and beginning and ending cash balances for the period from our inception on March 5, 2004 to December 31, 2004, for the years ended December 31, 2005 and 2006 and for the six months ended June 30, 2006 and 2007:

	March 5, 2004 (inception) to December 31, 2004	Years Ended December 31,		Six Months Ended June 30,
		2005	2006	2006	2007
				(unaudited)
	(in thousands)
Net cash used in operating activities	$(20)	$(512)	$(3,779)	$(1,276)	$(53,170)
Net cash used in investing activities	(35)	(547)	(39,945)	(7,289)	(21,320)
Net cash provided by financing activities	56	9,755	53,474	288	78,193

Net increase (decrease) in cash and cash equivalents	1	8,696	9,750	(8,277)	3,703

Cash and cash equivalents at beginning of period	—	1	8,697	8,697	18,447

Cash and cash equivalents at end of period	$1	$8,697	$18,447	$420	$22,150

Operating Activities

Net cash used in operating activities increased $51.9 million, to $53.2 million in the six months ended June 30, 2007 from $1.3 million for the six months ended June 30, 2006. The increase was primarily due to purchases of inventory of $21.5 million, increases in accounts receivable of $7.6 million, increases in restricted cash of $9.5 million and net increases of approximately $11.4 million in various other working capital accounts. Restricted cash represents cash pledged as collateral primarily for letters of credit and commodity derivative instruments in connection with commitments for the purchase of biodiesel and vegetable oil, as well as cash pledged as collateral against a letter of credit related to an office building lease. Furthermore, our increased selling, general and administrative expenses increased with our continuing expansion of our management and administrative staff over the prior period in anticipation of the expansion of our business due to construction of our Grays Harbor production facility and future production facility expansion plans.

Net cash used in operating activities increased $3.3 million, to $3.8 million in 2006 from $512,000 in 2005. The increase was primarily due to operating costs associated with a full year of production at our Seattle production facility and the increased selling, general and administrative expenses associated with increasing our management and administrative staff over the prior period in anticipation of the expansion of our business due to construction of our Grays Harbor production facility and future production facility expansion plans.

Net cash used in operating activities increased $492,000, to $512,000 in 2005 from $20,000 in 2004. The increase was primarily due to the start of production in April 2005, whereas no production occurred in 2004 and the increased selling, general and administrative expenses resulting from the initial hiring of management and administrative staff.

Investing Activities

Net cash used in investing activities increased $14.0 million, to $21.3 million in the six months ended June 30, 2007 from $7.3 million for the six months ended June 30, 2006. The increase was primarily due to purchases of approximately $45.1 million of property, plant and equipment related to construction of our Grays Harbor and Hawaii production facilities. These increases were offset by $23.8 million of net proceeds we received from sales and maturities of short-term investments.

Net cash used in investing activities increased $39.4 million, to $39.9 million in 2006 from $547,000 in 2005. The increase was primarily due to the investment of the net proceeds we received from the sale of our

Series A and Series B redeemable convertible preferred stock in short-term investments of $27.5 million in 2006. In addition, $11.7 million in capital expenditures were made toward construction of our Grays Harbor production facility in 2006.

Net cash used in investing activities increased $512,000, to $547,000 in 2005 from $35,000 in 2004. The increase was primarily due to $547,000 of capital expenditures made toward construction of our Seattle production facility in 2005, as compared to $35,000 in 2004.

Financing Activities

Net cash provided by financing activities increased $77.9 million, to $78.2 million in the six months ended June 30, 2007 from $0.3 million for the six months ended June 30, 2006. The increase was primarily due to $79.0 million in net proceeds received from the sale of our Series B redeemable convertible preferred stock in the first quarter of 2007, and borrowings of $6.7 million under our credit facility in June 2007, partially offset by repayment of a promissory note payable of $7.5 million in March 2007.

Net cash provided by financing activities increased $43.7 million, to $53.5 million in 2006 from $9.8 million in 2005. The increase was primarily due to proceeds from the following activities during 2006: proceeds of $35.7 million from the sale of our Series B redeemable convertible preferred stock; proceeds of $10.0 million from the investment by RCCL in our majority-owned subsidiary, Imperium Grays Harbor, LLC, or IGH, which is recorded as a long-term put note payable on our consolidated balance sheet; and proceeds of $7.5 million from the issuance of convertible promissory notes. In 2005, we received proceeds of $1.5 million from the sale of common stock, proceeds of $7.1 million from the sale of our Series A redeemable convertible preferred stock, and proceeds of $1.0 million from the issuance of convertible notes.

Net cash provided by financing activities increased $9.7 million, to $9.8 million in 2005 from $56,000 in 2004. The increase was primarily due to proceeds from the following activities during 2005: proceeds of $1.5 million from the sale of common stock; proceeds of $7.1 million from the sale of our Series A redeemable convertible preferred stock; and proceeds of $1.0 million from the issuance of convertible notes.

As of June 30, 2007, we had outstanding letters of credit in an aggregate amount of $18.3 million, which were secured by $3.0 million in cash deposits and available credit under our credit facility. In addition, as of June 30, 2007, and in connection with our derivative instruments, we have placed cash deposits on account with financial institutions totaling $6.0 million. These cash deposits of $9.0 million were recorded as restricted cash on our unaudited condensed consolidated balance sheet as of June 30, 2007.

Our financial position and liquidity are, and will be, influenced by a variety of factors, including:

•	our ability to generate cash flows from operations;

•	the level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness;

•	our capital expenditure requirements, which consist primarily of production facility construction and the purchase of equipment for such production facilities; and

•	decisions by us to pursue the development of new feedstocks or production technologies or to make acquisitions or investments.

In addition to our Grays Harbor production facility and our planned construction of our Hawaii, Argentina and U.S. East Coast production facilities described below, we will also consider additional opportunities for growing our production capacity, including the development of additional production facilities and the expansion of one or more of our existing production facilities. To finance any material acquisitions or joint ventures, expand our operations or make additional capital expenditures, however, we may need to seek additional sources of funding, including from the issuance of additional equity or debt. Acquisitions or further expansion of our operations could cause our indebtedness, and our ratio of debt to equity, to increase. Our ability to access such additional sources of capital is also restricted by the terms of our credit facility that we entered into in June 2007. We currently have no arrangements, understandings or agreements that obligate us to make any acquisitions or significant capital expenditures, other than in connection with the construction and operation of our proposed and current production facilities.

We intend to fund our principal liquidity requirements through cash and cash equivalents, net proceeds we receive from this offering, cash provided by operations and, if necessary, borrowings under our credit facility. We believe our sources of liquidity will be sufficient to meet the cash requirements of our operations for at least the next two years. However, we have based this estimate on our current budget and other assumptions that may be incorrect and, as a result, we may need to seek additional funding through public or private financing, which may include equity and debt financings. Delays or failures in obtaining regulatory approvals, setbacks in the construction of our production facilities, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to the need to obtain additional financing sooner than we expect. However, financing may not be available if and when we need it or may not be available on acceptable terms.

Capital Expenditures

We currently expect to make capital expenditures of approximately $83 million, $195 million and $8 million in 2007, 2008, and 2009, respectively, for construction of our Grays Harbor, Hawaii, Argentina and U.S. East Coast production facilities. In addition, we currently expect to make capital expenditures unrelated to construction of these production facilities of approximately $8 million, $1 million, and $1 million in 2007, 2008 and 2009, respectively. Additionally, we may also choose to make capital expenditures to expand our production capacity at our Seattle production facility.

Production Capacity Expansion

Set forth in the table below are the estimated construction costs, not including start-up working capital requirements, and the anticipated sources of funds to finance the construction costs of our Grays Harbor production facility and our three biodiesel production facilities in development as of August 15, 2007:

Facility	Grays Harbor	Hawaii	Argentina	U.S. East Coast
	(in millions)
Actual or estimated completion date	August 2007	Q4 2008	Q4 2008	Q1 2009
Actual or estimated total construction costs	$78	$95	$65	$70
Estimated remaining construction and/or commissioning costs	$6	$91	$65	$70
Borrowings under existing and committed credit facilities	$41	$—	$—	$—
Amount to be funded with the net proceeds of this offering	$—	$95	$65	$70
Amount to be funded with cash on hand and cash generated from operations	$—	$—	$—	$—

Credit facility. In June 2007, our subsidiary Imperium Grays Harbor, LLC, or IGH, entered into a $101.2 million senior secured credit facility, which consists of a $41.2 million term loan that we may use to finance a portion of the construction of our Grays Harbor production facility, subject to satisfying conditions to funding the term loan, and a $60.0 million senior secured revolving credit facility available for working capital purposes related to the Grays Harbor production facility, including letters of credit for the bulk purchase of vegetable oil and biodiesel, subject to satisfying conditions to working capital borrowings. Borrowings under the term loan and the revolving credit facility will bear interest at our election at (A) the higher of (i) the federal funds rate, plus 3.00% plus a margin ranging from 0.25% to 0.50% or (ii) the Société Générale prime rate, plus a margin ranging from 0.25% to 0.50%, or (B) the London Interbank Offered Rate plus a margin ranging from 3.25% to 3.50%. For example, on August 13, 2007, the lowest available interest rate under this formula would have been 9.00%. Interest is payable quarterly. For a more detailed description of the credit facility, see “Description of Certain Indebtedness—Credit Facility.”

Grays Harbor production facility construction. We do not intend to use any of the proceeds from this offering to finance the construction of our Grays Harbor production facility. We commenced construction of our Grays Harbor production facility in November 2006, completed construction of the tank farm in April 2007 and completed construction of the project in August 2007.

Construction of Hawaii, Argentina and U.S. East Coast facilities. We intend to use approximately $230 million of the net proceeds from this offering to finance the construction costs of our Hawaii, Argentina and U.S. East Coast production facilities. Subject to obtaining all the necessary permits, we expect to begin construction at the Hawaii and Argentina production facilities in the fourth quarter of 2007 and at the U.S. East Coast production facility in the first quarter of 2008.

Repurchase of Interest in Subsidiary, Modification of Contract

We have entered into a purchase agreement with RCCL to acquire RCCL’s 7% interest in IGH for a purchase price of $10.0 million. The purchase price is payable in cash on the earlier of the closing of this offering, October 31, 2007, or the closing of the $41.2 million term loan under our credit facility described in “Description of Certain Indebtedness—Credit Facility,” which is expected to occur in the third quarter of 2007. The purchase agreement allows RCCL to continue to appoint one of the managers to the board of managers of IGH for so long as the biodiesel purchase agreement with RCCL remains in effect. In August 2007 we also modified our biodiesel purchase agreement with RCCL to remove certain provisions that had restricted our operations, including certain biodiesel fuel specifications. In consideration for this modification, we have issued two promissory notes to RCCL, one in the amount of $10.0 million and the second in the amount of $4.0 million, both of which are payable no later than the closing of this offering. In connection with the $10.0 million promissory note, if at any time prior to the maturity of the promissory note we close a private equity financing, RCCL may elect to convert some or all of the principal and accrued interest due on the promissory note into shares of our capital stock issued in the equity financing based on the lowest price at which such shares are sold to investors. For a description of some of the terms of our biodiesel purchase agreement with RCCL, see “Business—Customers.”

Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2006. Our obligations are likely to increase significantly as we enter into agreements in connection with the operations at our Grays Harbor production facility, and construction of our Hawaii, Argentina and U.S. East Coast production facilities.

Type of Obligation	2007	2008	2009	2010	2011	Thereafter	Total
	(in thousands)
Purchase obligations(1)	$49,582	$19,148	$20,523	$10,279	$—	$—	$99,532
Operating lease obligations(2)	1,408	5,204	4,674	1,074	1,083	8,701	22,144
Put note payable obligation(3)	—	—	10,000	—	—	—	10,000
Other purchase obligations(4)	6,000	—	—	—	—	—	6,000

Total contractual obligations	$56,990	$24,352	$35,197	$11,353	$1,083	$8,701	$137,676

(1)	Our purchase obligations relate to biodiesel and vegetable oil and methanol to be used in the production of biodiesel.
(2)	Our operating lease obligations relate to our Grays Harbor production facility and corporate headquarters office leases, as well as leases related to rail cars and a marine barge.
(3)	Our put note payable obligation relates to a September 2006 unit purchase agreement with RCCL. Under this agreement, RCCL purchased a 7% interest in IGH for $10.0 million. The agreement provides that, beginning in September 2009 or upon a change in control, at the option of RCCL, we would be obligated to repurchase the 7% interest in IGH for the greater of: (i) $10.0 million, less any dividends or other returns paid to such date to RCCL by IGH; or (ii) an amount equal to 7% of the then fair value of IGH. Our recorded obligation will be adjusted to its fair value to the extent the fair value of IGH exceeds $10.0 million, less any distributions, with the change in the fair value of the obligation being recognized as interest in the period in which such change occurs. We have entered into a purchase agreement with RCCL to acquire RCCL’s 7% interest in IGH for a purchase price of $10.0 million, which acquisition is expected to close no later than the closing of this offering. See “—Liquidity and Capital Resources—Repurchase of Interest in Subsidiary, Modification of Contract” for a description of some of the terms under which we are contractually required to acquire RCCL’s 7% interest in IGH.
(4)	Our other purchase obligations relate to a marine tanker barge we may use for the distribution of our biodiesel and to deliver vegetable oil to our production facilities.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Summary of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements included elsewhere in this prospectus, which have been prepared in conformity with generally accepted accounting principles in the U.S., or GAAP. Note 1 to our audited consolidated financial statements and Note 1 to our unaudited consolidated financial statements, included elsewhere in this prospectus, contain a summary of our significant accounting policies, many of which require the use of estimates and assumptions.

Accounting estimates are an integral part of the preparation of financial statements and are based on management’s current judgment. The process used by management encompasses its knowledge and experience about past and current events and certain assumptions concerning future events. The judgments and estimates concern the effects of matters that are inherently uncertain and that affect the carrying value of our assets and liabilities. We believe that of our significant accounting policies, the following are noteworthy because changes in these estimates or assumptions could materially affect our financial position and results of operations.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the evaluation of the collectibility of our trade accounts receivable, the determination of the carrying value of our inventories, the determination of the useful lives of property, plant and equipment, the determination of the fair value of our put note obligation, the determination of the fair value of our liability for an asset retirement obligation and the fair value of equity-related transactions, including the valuation of our common stock, stock-based compensation, warrants issued in connection with our preferred stock and beneficial conversion features related to the issuance of convertible debt with related warrants.

Revenue recognition. Revenue is recognized only when persuasive evidence of an arrangement exists, title and the risk and rewards of ownership have passed to the customer, the price is fixed and determinable, and collectibility is reasonably assured. The terms of our sales arrangements generally provide that title and the risks and rewards of ownership pass to the customer at the free on board shipping point. Shipping and handling costs invoiced to customers are included in product sales and the related costs are included in cost of sales.

Allowance for doubtful accounts. Our allowance for doubtful accounts represents our best estimate of the losses inherent in our trade accounts receivable as of the balance sheet date. We periodically evaluate the collectibility of our trade accounts receivables based on several factors, including our initial credit assessment of our customers, historical trends of aging of accounts, write-off experience and expectations of future performance. Delinquent accounts are written off when they are determined to be uncollectible.

Inventory. Inventory is stated at the lower of cost or market. The cost, which is based on actual costs incurred, is determined using the first-in first-out method. Costs of inventory include costs associated with the procurement of vegetable oil and other raw materials used in the manufacture of biodiesel, labor, depreciation of manufacturing equipment, manufacturing facilities expense and other manufacturing costs. Costs of inventories are reduced by applicable government incentives. The valuation of inventory, which is recorded at the lower of cost or market, requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Product-specific facts and circumstances are reviewed in the inventory valuation process, including a review of the customer base, the stage of the product life cycle, consumer confidence, and customer acceptance of our products as well as an assessment of the average selling price of our product as compared to the average cost of production. Based on such analysis, if necessary, inventory is written down, which would have a negative impact on our gross profit (loss). We regularly review inventory for the presence of obsolete products attributed to age and quality. Inventory that is considered obsolete is written off, which would have a negative impact on our gross profit (loss). The determination of obsolete or excess inventory requires us to estimate the future demand for our products. To date, we have been able to sell all inventory produced; however, as new production facilities begin to produce larger volumes of inventory, we expect to assess such inventory levels with sales forecasts. If our sales forecasts for specific products are greater than actual demand and we fail to reduce manufacturing output accordingly, or if we fail to accurately forecast sales, we could be required to write down additional inventory, which would have a negative impact on our gross profit (loss).

Property, plant and equipment, net. Property, plant and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the lesser of the useful lives of the respective assets beginning at the point assets are placed in service, or the term of the applicable lease to the premises in which the assets are located. We capitalize costs of additions and improvements that increase the value or materially extend the life of the related assets, including direct costs of constructing property, plant and equipment and interest costs related to construction. Leasehold improvements are amortized over the lesser of the useful life or the term of the applicable lease using the straight-line method. Maintenance and repairs are expensed as incurred. Estimated asset lives for depreciation and amortization purposes are as follows:

Years
Manufacturing and production equipment	4–25
Office equipment	3–5
Leasehold improvements	3–4

In April 2007, we completed construction of the tank farm at our Grays Harbor production facility. As a result, $43.7 million of costs within construction in progress were transferred to manufacturing and production equipment and began being depreciated. In June 2007, upon completion of the Hawaii site selection and progress towards planned construction, we transferred $3.7 million of costs from prepaid expenses and other current assets to construction in progress.

Construction in progress of $21.3 million at December 31, 2006 and $29.3 million at June 30, 2007 represents costs associated with property, plant and equipment under construction at our Grays Harbor production facility and pre-construction costs incurred at our Hawaii production facility. Construction in progress is stated at cost, which includes the cost of construction and other direct costs attributable to the production facility construction, including a portion of interest costs incurred during the related construction period in accordance with SFAS No. 34, Capitalization of Interest Costs. The amount of capitalized interest in a period is determined by applying an interest rate, which is based upon borrowings outstanding during the period, to the average amount of accumulated expenditures during the period not to exceed the total amount of interest cost incurred during the period. In addition, we capitalized other direct costs, including direct labor and the related benefits. Such costs will be reclassified to an appropriate fixed asset classification and will begin being depreciated when the asset is placed into service. Site rental costs incurred during the construction period are recognized as rental expense in accordance with FASB Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred During a Construction Period.

Commodity derivative instruments. We are exposed to market risks related to the price volatility of vegetable oil feedstock used in the production of biodiesel. Currently, we utilize derivative commodity instruments to manage our exposure on a portion of our activity, including firm commitments and anticipated transactions for the purchase, sale and storage of vegetable oil feedstock. In accordance with our risk management policy, we engage in transactions involving various derivative instruments, with maturities generally not longer than two years, to hedge assets, liabilities, sales and purchases.

Our biodiesel production process uses various raw materials, including vegetable oil, which are actively traded on commodity exchanges. We hedge these commodities when our management determines conditions are appropriate to mitigate the inherent price risks. While this hedging may limit our ability to participate in gains from favorable commodity fluctuations, it also tends to reduce the risk of loss from adverse changes in vegetable oil prices. Commodities underlying our derivative instruments are subject to significant price fluctuations. Any requirement to mark-to-market the positions that have not been designated or do not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, or SFAS 133, could result in volatility in our results of operations. We attempt to closely match the hedging instrument terms with the hedged item’s terms.

Our market exposure positions are monitored and managed by an internal risk management committee to ensure compliance with our risk management policies that have been approved by the audit committee of our board of directors. The derivative instruments used in our risk management and trading activities consist mainly of futures and option contracts traded on the Chicago Board of Trade. Exposure limits and minimum credit ratings are used to minimize the risks of counterparty default, and we had no material exposures to default at June 30, 2007.

We account for derivative financial instruments in accordance with SFAS 133. SFAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at fair value. Accounting for changes in the fair value of a derivative depends on whether the derivative qualifies and has been designated as part of a hedging relationship. For derivatives that qualify and have been designated as hedges for accounting purposes, changes in anticipated cash flows have no net impact on earnings, to the extent the derivative is considered highly effective in achieving offsetting changes in anticipated cash flows attributable to the risk being hedged, until the hedged item is recognized in earnings. This is commonly referred to as the “hedge accounting” method. For derivatives that do not qualify or are not designated as hedging instruments for accounting purposes, changes in fair value are recorded in current period earnings. This is commonly referred to as the “mark-to-market” method. Under SFAS 133, we may elect either method of accounting for items in our derivative portfolio, assuming all the necessary requirements are met. Regardless of their designation under SFAS 133, we believe all our derivative instruments represent economic hedges against changes in vegetable oil feedstock prices.

For derivatives designated as a hedge of a forecasted or specific transaction or of the variability of cash flows related to a recognized asset or liability, or cash flow hedges, the effective portion of the change in fair value of the derivative is reported in accumulated other comprehensive income (loss) and reclassified into earnings in the period in which the hedged item affects earnings. Amounts excluded from the effectiveness calculation and any ineffective portion of the change in fair value of the derivative are recognized currently in earnings. Forecasted or specific transactions designated as the hedged item in a cash flow hedge are regularly evaluated to assess whether they continue to be probable of occurring. If the forecasted or specific transactions are no longer probable of occurring, any gain or loss deferred in accumulated other comprehensive income (loss) is immediately recognized in earnings.

As of June 30, 2007, all of our derivative instruments were undesignated with realized and unrealized gains and losses being recognized in current earnings within other income, net. As such, no derivative instruments have been assessed for ineffectiveness.

In the third quarter of 2007, we plan to begin to designate some of our derivatives as hedges for accounting purposes, primarily futures contracts, to manage our exposure to the variability in expected future cash flows attributable to commodity price risk associated with purchases of vegetable oil feedstock.

We expect to designate certain of our derivatives as hedges for purposes of applying hedge accounting beginning in the third quarter of 2007. Under hedge accounting, derivative gains or losses from cash flow hedges will be deferred in other comprehensive income (loss) and then reclassified into earnings in the same period or periods during which the underlying hedged item affects earnings. Cash flow hedges will relate to specific transactions and will be designated and documented as such at inception of each hedge by matching the terms of the hedge to the underlying transaction. We will classify the cash flows from the hedging transactions in the same categories as the cash flows from the respective underlying transaction. Once established, cash flow hedges will generally not be removed until maturity unless an anticipated transaction is no longer likely to occur. We plan to use various methods, including dollar-offset, regression and other analysis, to assess and measure effectiveness of the derivative contracts. Any hedge ineffectiveness will be recognized immediately in “other income, net” on the consolidated statements of operations. Discontinued or derecognized cash flow hedges will immediately be settled with counterparties, and the related accumulated derivative gains or losses will be recognized in current earnings in “other income, net” on the consolidated statements of operations. To match the underlying transaction being hedged, derivative gains or losses from designated cash flow hedges will be recognized in cost of sales when the hedged item affects earnings. We generally do not hedge cash flows related to commodities beyond two years. To date, we have not entered into any derivative instruments classified as cash flow hedges.

The size and mix of our derivative portfolio varies from time to time based upon our analysis of current and future market conditions. We did not enter into any derivative commodity instruments prior to April 2007. The fair value of unrealized losses, net of our open derivative financial instruments as of June 30, 2007, was $2.9 million. For the six months ended June 30, 2007, we reported realized gains on our closed derivative instruments of $2.8 million. As of June 30, 2007, we were party to approximately 47,500 commodity futures contracts, including approximately 22,600 short positions and approximately 23,000 long positions, associated with less than 0.1 million gallons, net, of vegetable oil feedstock with various maturities through December 2008.

Our derivative portfolio unrealized gains (losses) on hedging activities were recorded on the balance sheet at June 30, 2007 as follows:

June 30, 2007
Prepaid expenses and other current assets	$3,251,208
Other assets	3,356,720
Hedging liabilities	(9,061,463)
Other liabilities	(400,688)

Unrealized loss on hedging activities, net	$(2,854,223)

All of our derivative instruments are recorded at fair value on the condensed consolidated balance sheet with resulting realized and unrealized gains and losses being reflected in current earnings. Fair values are derived principally from published market quotes and other independent third-party quotes. Each hypothetical 10% increase in the price of the applicable vegetable oil feedstock futures would increase the fair value of the vegetable oil feedstock derivative contracts by approximately $2.3 million. The same hypothetical decrease in the prices of these commodities would result in approximately the same opposite effect on the fair values of the contracts. The hypothetical effect on these contracts was estimated by calculating the fair value of the contracts as the difference between the hypothetical and current market prices multiplied by the contract amounts. The hypothetical variances used in this paragraph were selected for illustrative purposes only and do not represent our estimation of market changes. The actual impact of future market changes could differ materially due to factors discussed elsewhere in this prospectus, including those set forth under the heading “Risk Factors.”

Asset retirement obligations. We account for asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations, or SFAS 143. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation when there is a legal obligation associated with the retirement of a tangible long-lived asset and the liability can be reasonably estimated. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the estimated remaining term of the related lease. Under SFAS 143, present value techniques are generally used to establish the fair value of an asset retirement obligation and the resulting liability is accreted to its expected settlement amount using the interest method. The estimated liability is remeasured periodically as additional information becomes available.

Put note payable. In September 2006, IGH entered into a unit purchase agreement and an operating agreement with RCCL. Under this unit purchase agreement, RCCL purchased a 7% interest in IGH for $10.0 million. The operating agreement provides that, beginning as of September 2009, or upon a change in control, at the option of RCCL, we would be obligated to repurchase the 7% interest in IGH for the greater of: (1) $10.0 million, less any dividends or other returns paid to such date to RCCL by IGH; or (2) an amount equal to 7% of the then fair value of IGH. We have recorded the initial $10.0 million as a put note payable as of December 31, 2006 and June 30, 2007 and will adjust the recorded value of the note to its fair value to the extent the fair value exceeds $10.0 million, less any distributions, with the change in the fair value of the obligation being recognized as interest in the period in which such change occurs. If the fair market value of IGH changes significantly, the fair value of the put note payable may differ materially in the future from that recorded in the current period. See “—Liquidity and Capital Resources—Repurchase of Interest in Subsidiary, Modification of Contract” for a description of some of the terms under which we are contractually obligated to acquire RCCL’s 7% interest in IGH.

Significant factors, assumptions, and methodologies used in determining the fair value of our common stock. Given the absence of an active market for our common stock, our board of directors, the members of which we believe possess the requisite valuation experience and have extensive business, finance and venture capital experience, determined the estimated fair value of our common stock on the dates it approved each issuance based on several factors, including: the implementation of our business strategy; the achievement of significant qualitative and quantitative milestones relating to, among others, the number and size of existing production facilities and production facilities under construction, customer growth, known and estimated sales activity, production activity, operational efficiency, customer satisfaction, financial results, cash position and planned future cash outlays, employee growth and the execution of strategic transactions; sales of redeemable convertible preferred stock and the related preferences associated with such preferred stock; market capitalization and changes in valuation of potentially comparable publicly traded companies; valuation methodologies; overall market conditions; and the likelihood of achieving a liquidity event such as an initial public offering or sale of our company. Our board of directors did not perform detailed quantitative-based valuation of our common stock on each date it approved an issuance because of our limited operating history and the overall lack of meaningful data upon which to perform such an analysis.

In addition, on the date our board of directors approved each issuance, our board of directors also considered previous sales of our Series A and B redeemable convertible preferred stock, as summarized in the table below, as well as other specific factors associated with our business strategy at the time, as discussed below.

Our Series A redeemable convertible preferred stock, sold in January 2006, has a beneficial conversion feature. We did not deem the beneficial conversion feature to have significant value in establishing the fair value of our common stock. Our Series B redeemable convertible preferred stock has a conversion feature. We did not deem the conversion feature to have significant value in establishing the fair value of our common stock.

Sales of our Series A redeemable convertible preferred stock and our Series B redeemable convertible preferred stock during the period from January 1, 2006 through August 31, 2007 were as follows:

Date of Sale	Type of Stock	Number of Shares		Price Per Share	Gross Proceeds
January 2006	Series A Preferred	223,333		$1.3143	$293,527
October 2006(1)	Series B Preferred	2,732,069	(2)	$13.0853	$35,749,942
January 2007(1)	Series B Preferred	2,991,904		$13.0853	$39,149,961
February 2007	Series B Preferred	3,252,674	(3)	$13.0853	$42,562,215

(1)	For the October 2006 and January 2007 closings, we also issued to the purchasers of our Series B redeemable convertible preferred stock warrants to purchase shares of our common stock at $0.01 per share.
(2)	Of this amount, 699,257 shares, or 25.6% of the total October 2006 preferred shares, were sold to related parties Nth Power Technologies Fund II-A, L.P., Nth Power Clean Energy Fund, L.P., Technology Partners Fund VII, LLC and Technology Partners Affiliates VII, L.P.
(3)	Of this amount, 39,148 shares, or 1.2% of the total February 2007 preferred shares, were sold to related parties Nth Power Technologies Fund II-A, L.P. and Nth Power Clean Energy Fund, L.P.

Although the cash sales of our capital stock during 2006 and the first quarter of 2007 consisted only of redeemable convertible preferred stock, we allocated value to our common stock based upon various rights and preferences attributable to our preferred stock, including warrant coverage, redemption, liquidation, dividends, conversion, anti-dilution adjustments, voting rights, approval rights and other matters.

Stock option grants to employees and non-employees during the period from January 1, 2006 through August 31, 2007 were as follows:

Date of Grant	Number of Options Granted	Exercise Price	Fair Value Estimate per Common Share	Intrinsic Value per Share
January 25, 2006	46,000	$0.5797	$0.5797	—
May 11, 2006	632,140	$0.5797	$0.5797	—
May 31, 2006	6,000	$0.75	$0.75	—
July 6, 2006	80,000	$0.75	$0.75	—
August 2, 2006	12,500	$0.75	$0.75	—
August 28, 2006	80,000	$0.75	$0.75	—
October 5, 2006	20,000	$6.50	$6.50	—
October 31, 2006	50,000	$6.50	$6.50	—
November 30, 2006	12,000	$6.50	$6.50	—
January 25, 2007	200,500	$6.50	$6.50	—
February 23, 2007	487,703	$11.00	$11.00	—
March 30, 2007	370,000	$13.00	$13.00	—
April 23, 2007	53,000	$15.00	$15.00	—
May 31, 2007	132,750	$18.00	$18.00	—
June 28, 2007	84,500	$20.00	$20.00	—
July 24, 2007	32,500	$20.00	$20.00	—
August 30, 2007	24,500	$20.00	$20.00	—

January 25, 2006 through May 11, 2006 Option Grants: The stock option grants from January 25, 2006 through May 11, 2006 were to new and existing employees. Our board of directors approved the fair value of the options granted on these dates based on past sales of our common stock which had been made to independent third parties in arms length transactions through October 2005. Beginning in December 2005 and through January 2006 we sold shares of our Series A redeemable convertible preferred stock for $1.3143 per share. The rights and preferences of the Series A redeemable convertible preferred stock, including redemption rights, liquidation preferences, dividend rights, voting rights and approval rights, were such that our board of directors believed the implied discount of the fair value of the common stock, which was approximately 56%, in relation to the Series A redeemable convertible preferred stock was appropriate. A significant milestone reached during this period included signing a biodiesel purchase agreement to supply RCCL with biodiesel over a four-year term beginning in May 2007. At this time we had not secured a site on which to locate our production facility capable of fulfilling our commitments to RCCL nor did we have funding adequate to construct the production facility once a site was located.

May 31, 2006 through August 28, 2006 Option Grants: The stock option grants from May 31, 2006 through August 28, 2006 were to new and existing employees. Our board of directors estimated the fair value of our common stock to be $0.75 during this period because we had reached significant milestones, including the signing of the lease at the Port of Grays Harbor in late May 2006. This agreement provided the site on which we would build a biodiesel production facility capable of producing up to 100 MGY of biodiesel. While this was a significant milestone for us, we did not increase our fair value further because significant funding was still needed to build the production facility and fulfill the payment obligations under the lease requirements. To the extent we were unable to secure the necessary funding we would be unable to fulfill our commitments to RCCL from our existing production capacity. The valuation of our common stock was tempered by the lack of available funding in the investing community at this time which raised doubts about when, if at all, we would be able to secure the necessary funding on terms that were acceptable to us.

October 5, 2006 through November 30, 2006 Option Grants: The stock option grants from October 5, 2006 through November 30, 2006 were to new employees. Our board of directors estimated the fair value of our common stock during that time to be $6.50 per share based on sales of our initial round of Series B redeemable convertible preferred stock, which included warrants, for $13.0853 per share. The rights and preferences of the Series B redeemable convertible preferred stock, including redemption rights, liquidation preferences, dividend rights, voting rights and approval rights were such that we believed the implied discount of the fair value of the common stock, which was approximately 50%, in relation to the Series B redeemable convertible preferred stock was appropriate. While we had initially pursued and needed $75 million to fund the construction of our Grays Harbor production facility, the $35.7 million funding obtained in October 2006 allowed us to begin development of the site while we pursued additional funding. If we had not been able to complete the planned $75 million funding on terms acceptable to us, we would have been unable to complete the construction of our Grays Harbor production facility and would be unable to fulfill our commitments to supply biodiesel to RCCL through our existing production facilities. We entered into discussions with certain banks at this time regarding the possibility of obtaining a credit facility. During this time, market interest in biodiesel lessened as the price of crude oil declined and the price of feedstock oils used in the production of biodiesel increased. Our board of directors began contemplating a potential initial public offering during this time frame but there was significant uncertainty as to whether we would be able to achieve an initial public offering in 2007, if at all.

January 25, 2007 Option Grants: The stock option grants made on January 25, 2007 were to new employees. Our board of directors retained the $6.50 per share fair value of our common stock established in October 2006 due to continued uncertainty in the biofuels market. While on January 25, 2007 we were able to close on a second round of our Series B redeemable convertible preferred stock, which included warrants, for $13.0853 per share, which provided $39.1 million in additional funding that would allow us to complete construction of the Grays Harbor production facility as planned, we lacked the operating funds necessary to purchase large supplies of feedstock and other operating expenses. We also were continuing discussions with Société Générale regarding a credit facility but were unable to secure a source of bank lending at such time.

February 23, 2007 Option Grants: The stock option grants made on February 23, 2007 were to new employees. Our board of directors estimated the fair value of our common stock to be $11.00 per share based on the pricing associated with the third closing of the Series B redeemable convertible preferred stock, which was $13.0853, with no warrants being provided. The rights and preferences of the Series B redeemable convertible preferred stock, including redemption rights, liquidation preferences, dividend rights, voting rights and approval rights, were such that we believed the implied discount of the fair value of the common stock, which was approximately 16% in relation to the Series B redeemable convertible preferred stock, was appropriate. The additional funds received from the sale of the Series B redeemable convertible preferred stock would allow us to purchase feedstock and pay other expenses sufficient to operate the Grays Harbor production facility and thus fulfill our commitments to RCCL with our own production facilities, once they were completed. We continued to pursue the credit facility with Société Générale.

March 30, 2007 Option Grants: The stock option grants made on March 30, 2007 were to new and existing employees. Our board of directors estimated the fair value of our common stock to be $13.00 per share based on the closing of the third round of the Series B redeemable convertible preferred stock for $13.0853 per share, totaling $42.6 million, on February 28, 2007. The rights and preferences of the Series B redeemable convertible preferred stock, including redemption rights, liquidation preferences, dividend rights, voting rights and approval rights, were such that we believed the implied discount of the fair value of the common stock, which was approximately 1% in relation to the Series B redeemable convertible preferred stock, was appropriate. The decrease in the implied discount rate of the common stock in relation to the Series B redeemable convertible preferred stock from the February 23, 2007 option grant was due to the significance of the additional funding, which provided us flexibility regarding the operations of the Grays Harbor production facility as well as the ability to begin assessing locations for additional production facilities. We also took into consideration the likelihood of our filing a registration statement with the Securities and Exchange Commission to pursue an initial public offering of our common stock, and the selection of underwriters to assist us in this process. We also continued to pursue the credit facility with Société Générale.

April 23, 2007 Option Grants: The stock option grants made on April 28, 2007 were to new employees. Our board of directors estimated the fair value of our common stock to be $15.00 per share during this period because we had reached significant milestones, including our decision to pursue a possible initial public offering and the completion of construction of our tank farm at our Grays Harbor production facility.

May 31, 2007 Option Grants: The stock option grants made on May 31, 2007 were to new and existing employees. Our board of directors estimated the fair value of our common stock to be $18.00 per share during this period because we had reached significant milestones, including the completion of the rail line to the Grays Harbor production facility. With completion of the rail line, the ability to provide the Grays Harbor production facility with multiple feedstocks was enhanced. In addition, we progressed forward with our planned initial public offering and filed a registration statement with the Securities and Exchange Commission. Furthermore, our discussions with Société Générale regarding a credit facility were continuing positively as were our assessments of locations for additional production facilities.

June 28, 2007 through August 30, 2007 Option Grants: The stock option grants made from June 28, 2007 through August 30, 2007 were to new and existing employees. Our board of directors estimated the fair value of our common stock to be $20.00 per share during this period because we had reached significant milestones, including entering into a biodiesel marketing agreement with Constellation Energy Commodities Group, Inc. We also entered into a lease agreement on the property where we plan to construct our Hawaii production facility. Furthermore, in June 2007 we completed the signing of a $101.2 million senior secured credit facility with Société Générale which will provide us with funding for a portion of the cost of construction and working capital for our Grays Harbor production facility, providing us with flexibility to utilize our capital in determining the timing of the construction of our planned Hawaii production facility. Also, we progressed forward with our plans for an initial public offering and filed an amendment to our registration statement with the Securities and Exchange Commission.

In addition to the above, in conjunction with the preparation of the financial statements necessary for our initial public offering, we reassessed the fair value of our common stock as of December 31, 2006. Our valuation reassessment utilized a probability-weighted expected return methodology, commonly referred to as the “Scenario Method,” in determining an enterprise value. Under the Scenario Method, we estimated the fair value of our common stock based on an analysis of potential future enterprise values assuming various expected future outcomes, the probability-weighted present value of these outcomes, and the rights associated with the preferred stock and common stock. We assessed five different future scenarios: liquidation event, which considered the resulting enterprise value of us upon liquidation; an additional round of equity financing, which considered the enterprise value of us on a fully-diluted basis using the Series B redeemable convertible preferred stock issuance price of $13.0853; and three different initial public offering scenarios, two occurring in Summer 2007 and one in Fall 2007. For the two Summer 2007 scenarios, one uses a management discount rate of 15% and the other uses a weighted-average cost of capital discount rate of 19%. We based the management discount rate of 15% on potential market multiples, and we based the weighted-average cost of capital discount rate of 19% on industry and company risks. We considered various attributes associated with each scenario, including weighted-average cost of capital, debt free cash flow, discounted cash flow, management discount rate, timing, net asset values and other factors. The probability weighting assigned to each scenario (70% to a liquidation event, 5% to an additional financing, and 25% to an initial public offering) reflected consideration of the facts and circumstances at December 31, 2006, including volatility in the stock market and crude oil markets, and uncertainty regarding the ability to scale our technology from our existing Seattle production facility to a 100 MGY production facility at Grays Harbor, Washington. The values identified in the Scenario Method, as adjusted for private company purposes using an 8% discount rate, resulted in a fair value for our common stock that was consistent with the price as previously established by our board of directors as of December 31, 2006.

The determination of the fair value of our common stock involves significant judgments, assumptions, and estimates by our board of directors, in consultation with management, that impact the amount of stock-based compensation recorded in current and future periods. If we had made different assumptions, the amount of our stock based compensation expense, net loss and net loss per share amounts could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide to determine the fair value of our common stock and that stock-based compensation expense has been recorded properly for accounting purposes.

Warrants issued to purchase common stock during the period from January 1, 2006 through August 31, 2007 were as follows:

Date of Issuance	Number of Warrants Issued	Exercise Price	Fair Value Estimate per Common Share	Intrinsic Value per Share
October 30, 2006(1)	1,101,623	$0.01	$6.50	$6.49
January 25, 2007(1)	997,194	$0.01	$6.50	$6.49
January 31, 2007	100,000	$6.50	$6.50	$—

(1)	Warrants issued as equity incentives in connection with the initial and second round financing of the Series B redeemable convertible preferred stock.

October 30, 2006 Warrant Issuances: The warrants issued on October 30, 2006 were to initial purchasers in our Series B redeemable convertible preferred stock financing, as well as to holders of $7.5 million in principal amount of our convertible promissory notes. In determining the fair value of the warrants, our board of directors utilized the $6.50 per share fair value of our common stock as set forth in the discussion above under “—October 5, 2006 through November 30, 2006 Option Grants.” These warrants were issued as an inducement to investors to facilitate the timely closing of the initial round of our Series B redeemable convertible preferred stock financing.

January 25, 2007 Warrant Issuance: The warrants issued on January 25, 2007 were to purchasers of our Series B redeemable convertible preferred stock in the second closing of our Series B redeemable convertible preferred stock financing. In determining the fair value of the warrants, our board of directors utilized the $6.50 per share fair value of our common stock established as set forth in the discussion above under “—January 25, 2007 Option Grants.” These warrants were issued as an inducement to investors to facilitate the timely closing of the second round of financing.

January 31, 2007 Warrant Issuances: The warrant issued on January 31, 2007 was to a consultant who assisted us with assessing possible European locations for a production facility and who provided us related consulting services. In determining the fair value of the warrant, we utilized the $6.50 per share fair value of our common stock established as set forth in the discussion above under “—January 25, 2007 Option Grants.” The common stock fair value of $6.50 per share was again approved by our board of directors on January 31, 2007. On January 31, 2007, our board of directors authorized us to pursue a third closing of our Series B redeemable convertible preferred stock of up to $50.0 million, with no warrants. In connection with the third closing of our Series B redeemable convertible preferred stock financing, our board of directors approved an increase in the number of authorized shares of our capital stock. Discussion with potential investors regarding the third closing of our Series B redeemable convertible preferred stock began in February 2007. While these actions were taken by the board of directors on January 31, 2007, there were no significant milestones reached between January 25, 2007 and January 31, 2007 that would indicate a change in the fair value of our common stock was appropriate.

Restricted common stock issued during the period from January 1, 2006 through August 31, 2007 was as follows:

Date of Issuance	Number of Restricted Shares Issued	Purchase Price	Fair Value Estimate per Common Share	Intrinsic Value per Share
July 24, 2007	15,000	$0.00	$20.00	$20.00

July 24, 2007 Restricted Stock Issuance: The grants of restricted common stock made on July 24, 2007 were to new directors. In determining the fair value of the restricted stock, our board of directors utilized the $20.00 per share fair value of our common stock established as set forth in the discussion above under “—June 28, 2007 through August 30, 2007 Option Grants.”

Stock-based compensation. We grant options to purchase shares of our common stock under our Amended and Restated 2005 Stock Option Plan approved on June 9, 2005. No options were granted prior to the approval of this plan.

Prior to January 1, 2006, we measured stock-based compensation expense for our employee compensation plan using the intrinsic value method prescribed by APB 25, Accounting for Stock Issued to Employees, or APB 25. Under APB 25, when the exercise price of our employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized. We applied the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation, or SFAS 123, as amended by SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure, as if the fair-value based method had been applied in measuring compensation expense. In accordance with SFAS 123, our 2005 pro forma fair value disclosures included an expected volatility rate of zero. Under APB 25, when the exercise price of our employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized.

Effective January 1, 2006, we adopted the provisions of, and began accounting for stock-based compensation in accordance with, SFAS No. 123—revised 2004, Share-Based Payment, or SFAS 123R, which replaced SFAS No. 123, Accounting for Stock-Based Compensation and superseded Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, or APB 25. Under the fair value provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight line basis over the requisite service period, which is the vesting period and is typically a period of four years. We use the Black-Scholes option pricing model to determine the fair value of stock-based awards under SFAS 123R. We expect to increase our option grants to attract and retain personnel as we expand our production facilities, and, as such, we expect our stock-based compensation expense to differ materially in the future from that recorded historically.

As we were a non public entity at the date of adoption of the Amended and Restated 2005 Stock Option Plan and used the minimum value method for pro forma disclosures under SFAS 123, we were required to apply the prospective transition method. For all options granted, modified, repurchased, cancelled or settled on or after January 1, 2006, we use the Black-Scholes option pricing model to determine the fair value of stock-based awards under SFAS 123R. If any of the assumptions used in the Black-Scholes option pricing model changes significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

The calculation of stock-based compensation expense involves complex and subjective assumptions, including our stock price volatility, expected term of the option grants, dividend yields and the applicable risk-free interest rate. During the year ended December 31, 2006, the expected stock price volatility we used was based on the average historical volatility of a comparable group of companies that are publicly traded. As a privately held company with minimal history, we deemed an assessment of stock price volatility associated with a comparable group of publicly traded companies within our industry as a reasonable measurement of stock price volatility. The expected term of the options represents the estimated period of time until exercise and is based on the simplified method prescribed in the SEC’s Staff Accounting Bulletin No. 107, Share-Based Payment, which is the midpoint of the vesting and contractual life of the option. Based on our limited operating history, we consider the expected term of the option grants, as calculated in accordance with SFAS 123R, as reasonable and expect to update such expected term upon the development of actual historical results. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a term equivalent to the expected term of the stock options. We have not paid dividends in the past.

Total stock-based compensation expense recorded during the year ended December 31, 2006, and the six months ended June 30, 2007, was $85,071 and $1.1 million, respectively. No amounts related to stock-based compensation were capitalized as part of the cost of an asset as of December 31, 2006 or during the six months ended June 30, 2007. As of June 30, 2007, approximately $7.6 million of total unrecognized compensation expense, net of estimated forfeitures, related to stock options is expected to be recognized over a remaining weighted-average period of approximately 3.5 years, to be recognized as follows: $1.0 million in the last six months of 2007, $2.1 million in 2008, $2.1 million in 2009, $2.0 million in 2010 and $0.4 million thereafter. However, the actual amount of compensation expense relating to any of these options that we recognize in the future may be lower to the extent that actual forfeitures are different than management estimates. We intend to grant stock options and other stock-based compensation in the future and we will therefore recognize additional compensation expense in connection with these future grants.

Stock-based compensation expense for equity instruments granted to non-employees is determined in accordance with SFAS 123 and Emerging Issues Task Force, or EITF, Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which provides for recognition of stock-based compensation expense equal to the fair value of the consideration received or the fair value of the equity instruments issued, whichever was more reliably measured. During 2006, we granted stock options to a third party for consulting services. The options were valued with a grant date fair value of $23,873, which is included in the total stock-based compensation of $85,071 for the year ended December 31, 2006. During the six months ended June 30, 2007, we granted stock options to an individual that was not an employee for consulting services. The options were valued with a grant date fair value of $473,000, which is included in the total stock-based compensation of $1.1 million for the six months ended June 30, 2007. The fair value of equity instruments granted to nonemployees was measured as of the earlier of the performance commitment date or the date at which performance was complete. When it was necessary under GAAP to recognize these costs during financial reporting periods prior to the measurement date, the fair value of the equity instruments granted to nonemployees was periodically remeasured as the underlying instruments vested and were earned.

New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board, or FASB, issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. SFAS 159 permits entities to choose, at specified election dates, to measure eligible items at fair value and to report in earnings unrealized gains and losses on those items for which the fair value option has been elected. SFAS 159 also requires entities to display the fair value of those assets and liabilities on the face of the balance sheet. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 159. We are currently evaluating the impact of this pronouncement on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of this pronouncement on our consolidated financial statements.

In June 2006, the FASB issued Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise’s tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FIN 48 is effective for the fiscal years beginning after December 15, 2006. Accordingly, we have adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a significant impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Our quarterly operating results are influenced by fluctuations in the price of our primary operating raw materials, including vegetable oil and methanol, and the market price of our primary product, biodiesel, and of crude oil and diesel. For example, the spot price of soybeans tends to rise during the spring planting season and tends to decrease during the fall harvest, and the price for methanol also tends to be cyclical and volatile. In addition, our biodiesel prices are substantially correlated with the prices of crude oil and diesel. The prices of crude oil and diesel tend to rise during both in the summer and winter. In addition, currently we derive a significant amount of revenues under our biodiesel purchase agreement with RCCL. RCCL’s purchase obligations under this agreement are primarily during the months of April through October, and, as a result, we anticipate our financial results in the near future will be subject to fluctuations associated with our seasonal biodiesel delivery obligations under the RCCL biodiesel purchase agreement.

As a result of these fluctuations, we believe that comparisons of operating measures between consecutive quarters and periods is not as meaningful as comparisons between longer periods and should not be relied on as indicators of our future performance. See “Risk Factors—Risks Relating to Our Business—Our business is subject to seasonal fluctuations, which could adversely affect our financial results.”

Put Note Payable

Our put note payable is susceptible to changes in the fair value of our subsidiary IGH. If the fair value of IGH changes significantly, the fair value of the put note payable may differ materially in the future from that recorded in the current period. An increase in the fair value of IGH resulting in an increase in our put note payable of 10% would result in additional interest expense of $1.0 million. For additional information see Note 7 to our audited consolidated financial statements included elsewhere in this prospectus. We have entered into a purchase agreement with RCCL to acquire RCCL’s 7% interest in IGH for a purchase price of $10.0 million. The purchase price is payable in cash on the earlier of the closing of this offering, October 31, 2007, or the closing of the $41.2 million term loan under our $101.2 million senior secured credit facility, which is expected to occur in the third quarter of 2007.

Interest Rate Risk

Our available-for-sale securities are comprised primarily of fixed-income instruments. The primary objectives of these investments are to preserve capital and liquidity. The available-for-sale securities are investment grade and are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of other comprehensive income. We do not currently hedge the interest rate exposure on our available-for-sale short-term securities and we consider the exposure to interest rate risk minimal due to the short-term nature of such securities. We do not expect interest rate fluctuations to materially affect the aggregate value of our financial assets.

Inflation

Since our inception, inflation has not significantly affected our operating results. However, costs for construction, taxes, repairs, maintenance and insurance are all subject to inflationary pressures and could affect our ability to maintain our production facilities adequately, build new biodiesel production facilities and expand our existing facilities.

INDUSTRY BACKGROUND

Biodiesel Overview

Biodiesel is a clean-burning alternative to traditional, hydrocarbon-based diesel. Biodiesel is manufactured from renewable feedstocks such as soybean, canola, palm and sunflower oil, as well as from animal fats, fish oils and recycled cooking oils. Biodiesel is produced by reacting feedstocks with methanol in the presence of a catalyst, which yields biodiesel and glycerin as a co-product. Unlike ethanol, which is not generally used as a direct substitute for gasoline, biodiesel is a direct replacement of diesel and can be blended between 1% and 99% with diesel. Biodiesel is primarily used in blends with diesel as a fuel for trucks and automobiles, and it can also be used as home heating oil and as an alternative fuel in a variety of other applications, including marine transportation, electrical generation, farming equipment and mining operations.

In 2006, according to the Energy Information Administration, or EIA, the U.S. consumed approximately 64 billion gallons of diesel, and, according to the International Energy Agency, Europe consumed approximately 95 billion gallons of diesel. The U.S. government, and many state and local governments, have enacted renewable fuel standards that require the use of alternative fuels, including biodiesel. For example, some states, including Washington and Minnesota, currently mandate 2% biodiesel blends. If all U.S. diesel were blended with 2% biodiesel, we believe the U.S. market demand for biodiesel would be approximately 1.3 billion gallons per year, or BGY, which is approximately 1.0 BGY greater than the approximately 250 million gallons of biodiesel consumed in the U.S. in 2006.

According to the NBB, as of June 7, 2007, there were 148 biodiesel production facilities in operation in the U.S. with reported aggregate nameplate capacity of approximately 1.4 billion gallons and 101 facilities under construction or expansion with expected additional annual production capacity of approximately 1.9 billion gallons, which will possibly result in excess capacity in the near term. Excess capacity in the biodiesel industry could result in lower sales prices for our biodiesel. However, because the market potential for biodiesel remains significantly higher than current production levels, the EIA predicts that the market will continue to absorb biodiesel supply for the foreseeable future.

In addition to the government incentives described below, the new Ultra-Low Sulfur Diesel, or ULSD, regulation, promulgated by the U.S. Environmental Protection Agency, or EPA, and which went into effect in 2006, and diesel import needs in the U.S. and Europe, are further driving biodiesel demand. The ULSD regulation requires all diesel fuel, diesel fuel additives and distillate fuels blended with diesel for on-road use to contain no more sulfur content than 15 parts per million, or ppm. Biodiesel serves as an alternative way to comply with ULSD regulations, as most biodiesel has less than 15 ppm of sulfur content. Blending biodiesel with ULSD, even at low levels (1 to 2%), also provides added lubricity, which improves engine performance.

Additionally, Europe imported approximately 14.8 billion gallons of diesel in 2006. Europe is a net importer of diesel and, according to the European Biodiesel Board, this growing diesel deficit has been fueled by an increase in new diesel car purchases. We believe that this provides us with opportunities to sell our biodiesel to Europe. We believe our planned Argentina production facility and possible additional production facilities in Western Europe will enhance these efforts. The U.S. has also been a net importer of petroleum products. In 2006, the U.S. West Coast imported approximately 483.9 million gallons of diesel, and the U.S. East Coast imported approximately 4.6 billion gallons of diesel. In addition, U.S. petroleum refining capacity has been operating at more than 90% capacity for more than a decade. We expect that large diesel imports in the U.S. and Europe will continue to generate strong biodiesel market opportunities.

Benefits of Biodiesel

Biodiesel has gained popularity as an alternative fuel due to several advantages we believe it has over traditional and other renewable energy sources, including:

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Extending diesel fuel supplies and reducing dependence on foreign oil. Since biodiesel can be used in most diesel engines, it can directly reduce domestic dependence on foreign and domestic oil resources. Diesel supply is limited by, among other things, an increasing shortage of refining capacity both in Europe and in the U.S. The EIA expects U.S. demand for refined products to increase more rapidly than U.S. refining capacity. Additionally, the U.S. has been and is expected to remain a net importer of liquid fuels, primarily petroleum, according to the EIA. We believe that increased pressure on U.S. refining capacity will result in greater demand for biodiesel.

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Superior environmental characteristics. The use of biodiesel in a conventional diesel engine results in a substantial reduction of unburned hydrocarbons, carbon monoxide, carbon dioxide and particulate matter. According to the EPA, the use of biodiesel, compared to diesel, results in a 78% reduction in carbon dioxide emissions. Furthermore, the ozone-forming potential of biodiesel hydrocarbons is 50% less than diesel fuel. Exhaust emissions of carbon monoxide, particulate matter and total hydrocarbons from biodiesel are on average 48%, 47% and 67% lower, respectively, than comparative emissions from diesel. Biodiesel also reduces the health risks associated with diesel because it contains 50% to 90% lower levels of certain potential carcinogens than diesel.

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Lower investment by consumers and distributors required. Biodiesel can be used as a pure, unblended fuel or be blended with diesel up to 99%. Unlike ethanol, using biodiesel in blends of 10% or higher in most diesel engines does not require any significant engine modifications. Biodiesel can also be stored in diesel terminal and storage facilities and supplied to end consumers through existing rail, marine and truck infrastructure.

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Improved engine performance. Government requirements for reduced sulfur in diesel often result in reduced engine lubricity, which increases equipment wear and the risk of premature breakdown. Blending biodiesel with ULSD has been shown to improve engine lubricity. Biodiesel also has a higher cetane number than most diesel fuel, resulting in shorter ignition delay periods, more consistent engine starting, and fewer engine deposits that cause smoke, emissions and engine wear. Such increased performance attributes may make biodiesel a preferred blending stock with diesel. Additionally, the ability to produce biodiesel from multiple feedstocks, including feedstocks better suited for colder environments, can reduce the risk that diesel engines are unable to start at lower temperatures.

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Greater energy efficiency. Biodiesel yields 3.2 units of energy for each unit of energy used to produce it, according to the U.S. Department of Energy. This is approximately 3.9 times greater than the energy efficiency of diesel. In contrast, corn-based ethanol yields up to 1.67 units of energy for each unit of energy it takes to produce it. Additionally, a gallon of ethanol delivers approximately 67% of the energy output of a gallon of gasoline. In contrast, a gallon of biodiesel delivers at least 91% of the energy output of a gallon of diesel.

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Multiple renewable feedstock sources. Biodiesel is produced from a variety of feedstocks, including soybean, palm, canola and sunflower oil, and from animal fats, fish oils and recycled cooking oils. In the U.S., a majority of biodiesel producers currently employ single-feedstock production designs and technology, typically using soybean oil, and most European biodiesel production technology relies on either canola or sunflower oil. Most U.S. ethanol facilities also use a single feedstock, such as corn, and additional capital expenditure is required for use of alternative feedstocks, such as sugarcane. The ability to produce biodiesel from multiple feedstocks allows biodiesel producers that are strategically located to diversify their dependence on a single commodity and thereby mitigate adverse supply cost and pricing risk.

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Numerous incentives from federal, state and local governments. Due to the economic and environmental benefits of biodiesel, federal, state and local governments have sought to encourage biodiesel production and use in the U.S. through numerous regulations that either provide economic incentives for biodiesel producers and users or mandate the use of specified levels of biodiesel. For instance, the EPA has established a credit trading program that allows entities subject to renewable fuel volume requirements, such as gasoline refiners, to acquire credits toward those requirements. The program awards 1.5 credits for blending biodiesel into motor fuel as opposed to 1 credit for blending ethanol. For a more complete discussion of the various incentives for biodiesel production and use, see “—Government Incentives for Biodiesel Production and Use” below.

U.S. Market Opportunity for Biodiesel

Since biodiesel can be used as a direct replacement for diesel, the potential market for biodiesel includes nearly all current diesel users. According to the EIA, the U.S. consumed approximately 64 billion gallons of diesel in 2006. If all U.S. diesel were blended with 2% biodiesel, we believe the U.S. market demand for biodiesel would be approximately 1.3 BGY. This market increases to 13 BGY at a 20% blend ratio, which is typical in Europe and other foreign countries that consume biodiesel. By comparison, in 2006 the U.S. consumed an estimated 250 million gallons of biodiesel, according to the NBB. This represents a 50,000% increase from 1999 consumption levels of 500,000 gallons, a 102% compound annual growth rate from 2002 consumption levels of 15 million gallons, and still only represents approximately 0.4% of the overall U.S. diesel market in 2006.

Biodiesel markets are diverse and we believe biodiesel could be attractive to a large number of current diesel consumers. Today, certain specialty segments are well-positioned for early penetration: (i) the agriculture industry, which has promoted biodiesel use and industry integration; (ii) the marine diesel sector, which is interested in promoting biodiesel utilization due to the fuel’s non-toxic and biodegradable characteristics; (iii) the public service sector segment, driven by federal- and state-mandated fleet vehicle requirements for use in public transit and for agency vehicles as well as the need for lower emissions in certain geographic markets; (iv) the power generation market for the ability to generate renewable energy credits; and (v) the mining industry, which faces diesel particulate matter exposure limits.

Biodiesel is produced primarily by small production facilities, with approximately 59% of the 148 commercial biodiesel production facilities reporting nameplate capacity of less than 10 MGY as of June 7, 2007.

Biodiesel can be shipped directly to end users, such as large fleets or military customers, or distributed using existing diesel terminal and storage facilities and rail, marine and truck infrastructure.

International Market Opportunity for Biodiesel

Although the U.S biodiesel industry has grown rapidly in recent years, it still lags behind the European market. According to the International Energy Agency, Europe consumed 95 billion gallons of diesel in 2006. The European Union has implemented a target of 5.75% renewable fuel usage by 2010, which we expect could create demand for approximately 5.5 billion gallons of biodiesel per year, assuming the target is met entirely with biodiesel. This creates a potential for a nearly 6.8 billion gallon market in the U.S. and Europe alone, based on 2006 consumption levels. Countries such as China, India, Indonesia, Japan, Malaysia and South Korea have also expressed interest in increasing renewable fuel usage within their borders both for the environmental benefits and energy security.

Government Incentives for Biodiesel Production and Use

In recent years, federal, state and local governments have enacted legislative incentives and mandates to encourage the production and use of biodiesel. The present strong bipartisan support for renewable fuels is driven by an increased embrace of the economic, environmental and security benefits of renewable fuels. Key regulatory initiatives include:

Energy Policy Act of 1992. This act establishes a goal of 30% alternative fuel usage in government fleets by 2010. Biodiesel is an alternative fuel and credits can be earned for blends of 20% or greater. The act also requires the federal government, alternative fuel providers and state governments to purchase vehicles that employ alternative fuels. Since 2000, 75% of all light-duty vehicles acquired by covered fleets of federal agencies have been required to have alternative fuel capabilities.

Energy Conservation and Re-Authorization Act of 1998. This act allows vehicle fleets that are required to purchase alternative fuel vehicles, or AFVs, to generate credits toward fulfilling this requirement by purchasing and using biodiesel in conventional-fuel vehicles. Since there are few cost-effective options for purchasing heavy-duty AFVs, federal and state fleet providers can meet up to 50% of the heavy-duty AFV purchase requirements by generating biodiesel fuel use credits.

American Jobs Creation Act of 2004. This act creates an excise tax credit for biodiesel of $0.01 per percentage point of biodiesel blended with diesel, up to $1.00 per gallon. A credit is available for each gallon of biodiesel that is used by the taxpayer in producing a qualified mixture of biodiesel and diesel fuel.

Energy Policy Act of 2005. This act extends through December 2008 the income and excise tax credits for biodiesel promulgated under the Jobs Creation Act of 2004. The Energy Policy Act of 2005, or EPAct, also establishes minimum nationwide levels of renewable fuels, including biodiesel, ethanol and liquid fuel produced from biomass or biogas, to be blended into the domestic fuel supply. By 2012, these renewable fuel standards, or RFS, require that the national volume of renewable fuels equal or exceed 7.5 billion gallons. The EPA is required, in consultation with the Secretary of Agriculture and the Secretary of Energy, to promulgate regulations for blenders to earn and trade renewable fuel credits for biodiesel blending. The EPA has established a credit trading program that defines who can generate credits and under what conditions, how credits may be transferred, and the appropriate value of credits. Under this program, blending biodiesel into fuel will earn 50% more credits than blending ethanol.

In his State of the Union Address on January 23, 2007, President Bush called for an increase in the renewable fuels standard to require 35 billion gallons of renewable and alternative fuels in 2017, which is nearly five times the present 2012 mandate of 7.5 billion gallons. An alternative proposal was introduced by Senators Tom Harkin and Richard Lugar in the Biofuels Security Act of 2007, which would set the RFS at 10 BGY by 2010, 30 BGY by 2020 and 60 BGY by 2030. The Renewable Fuels and Energy Independence Promotion Act of 2007 introduced in the U.S. House of Representatives would make the $1.00 per gallon biodiesel tax credit permanent. Additionally, the Energy Independence Through Biodiesel Act introduced in the U.S. House of Representatives in May 2007 would require that, by 2012, all diesel motor vehicle fuel sold to consumers in the contiguous U.S. contain at least 2% biodiesel.

State and local biodiesel mandates. There are over 50 state and local statutes, regulations and ordinances that encourage or mandate the use of alternative fuels, including biodiesel. As of May 2007, tax credits or incentives for the use of renewable fuels, including biodiesel, were available in at least 35 states. Renewable fuel requirements, including requirements only applicable to government vehicles, have been enacted in at least 21 states. Additionally, renewable fuel grant or loan programs, such as production facility construction loans or research grants, have been adopted in at least 26 states.

The map below shows states with current and proposed state biodiesel mandates and tax incentives programs:

State Biodiesel Mandates

Jurisdiction	Description

Arizona	Requires that 75% of local government fleets, and 90% of state and federal government fleets, operate on alternative and clean burning fuels, in certain metropolitan areas.

Arkansas	Requires that all state transportation agency diesel fleet vehicles use B2 or higher if biodiesel is not $0.15 per gallon more than the price of diesel.

California	In-state targets for production of a minimum of 20% of its biofuels, including biodiesel, by 2010, 40% by 2020 and 75% by 2050.

Colorado	Requires that all state diesel vehicles use B20 by January 2007, where available and if biodiesel is not $0.10 per gallon more than the price of diesel.

Hawaii	Grants state procurement preference of $0.05 per gallon of B100, proportionately reduced for lower blends. Requires that government acquire, at increasing annual percentages, energy-efficient vehicles, which acquisitions may be offset by using biodiesel at a rate of one vehicle for each 450 gallons of B100 used.

Illinois	Requires that state, county and local government diesel vehicles use at least B2 beginning July 2006.

Iowa	Requires that bulk state diesel purchases are B5 by 2007, B10 by 2008, and B20 by 2010. Requires that at least 10% of new light-duty vehicles purchased by certain state agencies to be capable of using alternative fuels.

Kansas	Requires that state diesel vehicles and equipment use at least B2, where available and if biodiesel is not $0.10 per gallon more than the price of diesel.

Kentucky	Requires that certain state procurement contracts maximize the market availability of biodiesel and ethanol. Requires employees using state fleet vehicles to use either B2 or E10 as their primary fueling option.

Louisiana	Requires B2, once sufficient capacity is built in-state.

Maryland	Requires that at least 50% of state diesel vehicles use at least B5.

Jurisdiction	Description

Minnesota	Requires B2.

Missouri	Requires that at least 75% of the state transportation agency diesel fleet vehicles use B20 or higher biodiesel blends, where available and if biodiesel is not $0.25 per gallon more than the price of diesel.

Nebraska	Requires state fleets to use B2 whenever practical.

Nevada	Requires 90% of state fleet vehicles to be AFVs and that state agencies with more than 10 vehicles acquire AFVs.

New Mexico	Requires that all diesel sold to state agencies, political subdivisions, and public schools for use in motor vehicles contain B5 after July 2010 and before July 2012. Requires that all diesel sold to consumers for use in motor vehicles contain B5 after July 2012.

New York	Requires that at least 2% of fuels used in the state fleet be biodiesel by 2007 increasing to at least 10% by 2012.

Ohio	Requires that state transportation agency fleet use at least one million gallons of biodiesel blends in fleet vehicles each year.

Oregon	Requires all diesel fuel sold to be at least B2 when production in Oregon, Washington, Idaho and Montana is at least 5 MGY in the aggregate. Increases to B5 when production reaches 15 MGY in the aggregate.

Portland, Oregon	Requires B5 beginning by July 2007 and B10 by July 2010.

South Carolina	Requires state department of education to utilize biodiesel as an energy source to power school bus fleets when feasible.

Tennessee	Requires all state agencies to develop and implement plans to increase the use of alternative fuels, with a goal of displacing at least 20% of current petroleum fuel use.

Washington	Requires B2 by November 2008, to increase to B5 once in-state biodiesel production is 3% of state diesel demand.

Other legislative and regulatory market drivers. We believe that renewable portfolio standards, or RPS, and other laws and programs that create a market for trading carbon credits, are additional demand drivers for biodiesel. As of June 2007, approximately 24 of the 50 states have established an RPS, which are guidelines or rules regarding the amount of renewable power used to generate electricity. For example, the State of California’s RPS requires that, by 2010, 20% of electricity sold in the state must be generated by renewable power, such as biodiesel. The power generation market relies in part on diesel generators to produce electricity. Biodiesel offers electricity utilities the opportunity to satisfy RPS requirements by switching from diesel to biodiesel in the electricity production process, rather than incurring capital expenditures to build wind, solar, geothermal or other facilities to satisfy RPS requirements. We have entered into a biodiesel marketing and exclusivity agreement with Constellation Energy Commodities Group, Inc., an energy wholesaler that we believe is motivated in part by RPS requirements. We believe that Hawaii RPS requirements, which require that 10% of energy sold in the state must be from renewable sources by 2010, increasing to 20% by 2020, will help drive demand for biodiesel from our planned Hawaii production facility. In Hawaii, more than 75% of electricity is generated utilizing petroleum products. We estimate the current diesel fuel market in Hawaii to be approximately 332 MGY, or up to 729 MGY if residual fuel oil is included, for which biodiesel can also be substituted.

In addition to RPS requirements, we believe that the emerging market for trading carbon credits, driven in part by the Kyoto Protocol to reduce greenhouse gas emissions, will drive biodiesel consumption. According to the EPA, the use of biodiesel, compared to diesel, results in a 78% reduction in carbon dioxide emissions. The Kyoto Protocol, which is an international treaty to reduce greenhouse gas emissions associated with global warming, and other similar regulations have created an international market for trading of emissions credits in

Europe, in Asia and through United Nations exchange programs. Trading in credits allows companies and governments to match their greenhouse gas emissions with equal volumes of emission allowances.

Several states that collectively account for approximately 20% of U.S. carbon dioxide emissions have launched initiatives to reduce greenhouse emissions using cap-and-trade regimes. The Regional Greenhouse Gas Initiative, or RGGI, is a market-based effort by Connecticut, Delaware, Maine, Massachusetts, New Hampshire, New Jersey, New York, and Vermont to reduce carbon dioxide emissions from power plants. The initiative would set up the nation’s first mandatory cap-and-trade program for carbon dioxide. Starting in January 2009, RGGI states have agreed to implement a cap of 121 million short tons on carbon dioxide emissions from power plants, which would be further reduced by 10% by 2018. Under the RGGI cap-and-trade system, regulators would set a limit on the overall emissions of a given gas from a specified group of sources, such as power plants. Sources that emit more than their allowance must buy credits from those who emit less than their allowance, thus creating a financial incentive for sources to reduce their own emissions. California’s governor has also issued an executive order to create a market-based compliance program that permits trading with the European Union, the RGGI and other jurisdictions. We also expect that biodiesel will benefit from global cap-and-trade systems established by international agreements like the Kyoto Protocol, which 168 nations plus the European Union have ratified as of December 2006. Currently, the Protocol’s largest emissions trading scheme is the European Union’s Emissions Trading System, which covers more than 11,500 energy-intensive facilities that emit approximately 45% of the EU’s carbon dioxide emissions. Since biodiesel can be used in diesel power plants and reduces carbon dioxide emissions by up to 78%, carbon cap-and-trade programs represent a meaningful market opportunity for biodiesel.

Other. In addition to greenhouse gas and clean air legislation, a variety of government programs specifically assist the biodiesel industry. Certain notable programs that support the biodiesel industry include:

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The Renewable Energy and Energy Efficiency Program, administered by the Rural Business Cooperative Service of the U.S. Department of Agriculture, which provides grants, loans and loan guarantees for the development of renewable energy products.

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The Biomass Research and Development Initiative, administered jointly by the U.S. Department of Energy and U.S. Department of Agriculture through the National Biomass Coordination Office, provides grants for biomass research, development and demonstration projects.

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Project grants administered by the U.S. Department of Energy’s Office of Energy Efficiency and Renewable Energy provide bioprocessing facility project funding for cooperative biomass research and development for the production of fuels, electric power, chemicals and other products.

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The Loan Guarantee Program, administered by the U.S. Department of Energy, provides loan guarantees for energy projects that reduce air pollutants and greenhouse gas emissions, including biofuels projects.

BUSINESS

Overview

We are the largest “pure-play” biodiesel producer in the U.S. based on nameplate capacity, according to the NBB. We design, develop, build, own and operate biodiesel production facilities that will be capable of consistently producing industrial-scale quantities of biodiesel from multiple feedstocks that exceed industry quality standards. We have built the first facility in the U.S. with a 100 million gallon per year, or MGY, nameplate capacity, and we are developing three additional production facilities that will expand our aggregate nameplate capacity to approximately 405 MGY by the end of the first quarter of 2009. We believe that we will be among the lowest-cost providers, if not the lowest-cost provider, of biodiesel in the U.S. due to the strategic locations of our production facilities, our proprietary process and technological innovations, our ability to utilize multiple feedstocks, and our internal project engineering expertise. Since 2005, we have been selling biodiesel directly and through distributors to a variety of users, including industrial users, fleet and marine operators, utilities, fuel distributors and blenders, and federal, state and local governments. We also have a contractual commitment from Royal Caribbean Cruises, Ltd., or RCCL, to purchase, at a minimum, approximately 15 million gallons of biodiesel in 2007 and thereafter approximately 18 million gallons of biodiesel annually for four years, which RCCL has the option to extend for three additional years. We believe this is the single largest long-term biodiesel sales contract to an end user in the U.S.

We believe our biodiesel production process and technological innovations will enable us to produce biodiesel that exceeds industry quality standards with relatively lower capital expenditures and operating expenses than certain of our competitors. Although the process of making biodiesel is relatively simple, we believe we will be the first in the U.S. to efficiently and consistently produce high-quality biodiesel on an industrial-scale that can be transported long distances. We have optimized our biodiesel production process to incorporate new, internally-developed proprietary technology, and our production facilities are being designed and built to process biodiesel from multiple feedstocks simultaneously. This flexibility will allow us to shift into and out of feedstocks based on customer demand and market cost dynamics without hindering production or substantially increasing our operating costs. In addition, our process recaptures methanol and does not create waste water, which reduces costs and environmental permitting requirements.

We employ in-house engineering, design and project management personnel in the construction process, which we believe enables us to decrease our time to market and reduce our construction costs. For example, we constructed our Grays Harbor production facility in 11 months at a total cost of approximately $78 million, or $0.78 per gallon of nameplate capacity, including facility construction, all transportation infrastructure and on-site storage facilities costs. Excluding the transportation infrastructure and on-site storage facilities, the total cost to construct our Grays Harbor production facility was approximately $34 million, or $0.34 per gallon of nameplate capacity.

We commenced operation of our first commercial biodiesel production facility in April 2005. We completed construction of the tank farm in April 2007 and we completed construction of our second commercial production facility, located at Grays Harbor, Washington, in August 2007, the designs for which are certified at 100 MGY nameplate capacity. We are also developing three additional 100 MGY nameplate capacity facilities that are scheduled to be constructed by the end of the first quarter of 2009: two in the U.S. and one in Argentina. The U.S. production facilities will produce biodiesel primarily for the U.S. East and West Coast markets. The Argentina production facility will produce biodiesel primarily for export to Europe. Each of these production facilities will be based on the same technology, engineering and design that we are using at our Grays Harbor production facility. We expect to finance the construction of these three new production facilities with the net proceeds we receive from this offering. We are also evaluating several sites for additional new production facilities, both overseas and in the U.S., that we may develop after 2008.

The table below provides an overview, as of the date of this prospectus, of our biodiesel production facilities that are in operation or under development and expected to be constructed by the end of the first quarter of 2009.

Facility	Seattle	Grays Harbor	Hawaii	Argentina	U.S. East Coast
Location	Seattle, Washington	Grays Harbor, Washington	Oahu, Hawaii	Santa Fe, Argentina	Philadelphia, Pennsylvania
Actual or expected construction completion date	April 2005	August 2007	Q4 2008	Q4 2008	Q1 2009
Actual or expected nameplate capacity (MGY)	5	100	100	100	100
Primary target market	Research and development and U.S. West Coast	U.S. West Coast	Hawaii	Europe	U.S. East Coast
Current development status	In operation	In operation and commissioning	In development	In development	In development
Actual or expected ownership	100%	93%(1)	100%	100%	100%
(1)	We are contractually required to repurchase RCCL’s 7% interest in Imperium Grays Harbor, LLC, our subsidiary that owns and operates the Grays Harbor production facility. We expect the interest repurchase to close no later than the closing of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Repurchase of Interest in Subsidiary, Modification of Contract” for additional information concerning such repurchase.

Competitive Strengths

Our competitive strengths include the following:

Industry-leading technology. Through our proprietary production technology, which we have developed and implemented at our Seattle production facility and incorporated into our new Grays Harbor production facility, we are able to convert more than 99% of the vegetable oil feedstock by volume into biodiesel. We are able to recapture approximately 99% of the unreacted methanol used in the production process, which we recycle into the production process, further reducing our production costs. We are also continually evaluating new or improved feedstock sources, such as jatropha, mustard and algae, in an effort to leverage our multi-feedstock capabilities and further reduce our production costs. Our in-house research and development team continually evaluates technological advancements and implements new production technology with a high degree of flexibility and cost containment.

Sustainable first mover advantage. We believe our construction time and cost structure, and growing industry-leading production capacity, give us a competitive advantage in securing high-volume customers, favorable supply and distribution agreements and strategic site locations. We have been producing and selling biodiesel since 2005. We have built the largest biodiesel production facility in the U.S., according to the NBB. We intend to add to our capacity with new production facilities in Hawaii, in Argentina and on the U.S. East Coast, which, when completed, should increase our aggregate nameplate capacity to approximately 405 MGY, with on-site potential for further expansion. With our in-house design and project management expertise, as well as our relationship with an experienced construction firm, we believe we can build new production facilities in less than 12 months once permits are obtained and at a lower cost than our competitors. We believe that these competitive advantages will position us as a leader in the U.S. biodiesel industry.

Superior logistics. We are locating our production facilities and plan to lease terminals in coastal deep water ports that provide us with multiple operating, cost and business model advantages compared to other industry participants. Our locations will allow us to:

•	purchase higher volumes of vegetable oil feedstocks and methanol from a broader pool of domestic and international suppliers at a lower cost than can be obtained by rail delivery alone;

•	receive raw materials and deliver biodiesel globally via ship, and also throughout North America via rail and truck;

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utilize our deep water ports to deliver fuel directly to ships and to receive supplies without the added cost, complexity, and time constraint of transporting materials from ships to shore via transport barges;

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access large U.S. diesel consumers at lower distribution costs than our U.S. Midwest competitors. For example, we estimate that we will be able to deliver biodiesel to Long Beach, California for $0.11 per gallon via barge from Grays Harbor, compared to $0.17 to $0.24 per gallon from the U.S. Midwest via railcar, while avoiding rail line congestion that could delay transport time; and

•	supply biodiesel to customers in Europe from our planned Argentina production facility by processing low-cost, local soybeans.

Feedstock flexibility. Our production facilities are being designed to produce biodiesel simultaneously from multiple feedstocks, including canola, soybean and palm oil, as well as jatropha, mustard and other feedstocks. Unlike many of our competitors who depend on soybean oil, our technological flexibility and strategically-located facilities allow us to shift into and out of different feedstocks based on customer demand and market cost dynamics without hindering our production process or substantially increasing operating costs.

In-house project management and engineering expertise. We have assembled a 14-member in-house project management and engineering staff that allows us to coordinate the design, engineering and construction of our production facilities. We believe our expertise and involvement in constructing and developing low-cost, large-scale production facilities allows us to complete new construction more quickly than many of our competitors, many of whom we believe are not as involved in the design and construction process and typically contract for more costly “turn-key” projects. In addition, because our production process recaptures methanol and does not create waste water, our production facilities reduce environmental permitting. We are negotiating with JH Kelly, the same construction firm that built our Grays Harbor production facility, to build our proposed Hawaii and other production facilities, and the firm is precluded from performing services for other biodiesel or glycerin producers until approximately August 2008.

Well-capitalized balance sheet. We believe that the proceeds of this offering, together with our other sources of financing, cash on hand and cash from operations, will allow us to complete commissioning of our Grays Harbor production facility, construction of three other new production facilities, and our business plan through at least the end of 2009. Being well capitalized provides our customers and vendors with the confidence that we are a creditworthy supplier of biodiesel and reduces our cost of credit. The gross proceeds from our $117.4 million private equity financing that we completed in February 2007, which we believe was one of the largest biodiesel fundings to date, together with our $101.2 million senior secured credit facility, enabled us to complete construction of our Grays Harbor production facility, to manage our liquidity, to make capital expenditures, and to grow our business. We believe our low leverage, strong cash position and strong credit profile will allow us to pursue large-volume customers and enter into larger feedstock agreements at lower cost than our competitors.

Experienced and proven management team. Our management team has extensive experience leading public companies in both the domestic and international business communities. Our management team is entrepreneurial and growth oriented, and it has a proven ability to manage high-growth, rapidly changing business environments, commodities, the application of cutting edge technology and the delivery of high-quality products at low cost.

Business Strategy

Our objective is to grow our leading market position in the U.S. biodiesel industry and become the biodiesel provider of choice. We believe that the execution of our business strategy will allow us to generate revenues that exceed our related costs of sales and other operating expenses. Key elements of our strategy include:

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Establish strategically-located production facilities. We plan to capitalize on the growing U.S. and international demand for biodiesel by establishing our production facilities in strategic markets. Our Grays Harbor and planned U.S. East Coast production facilities will allow us to supply biodiesel to the large U.S. West and East Coast markets, which together cover approximately 50% of U.S. diesel consumption, while utilizing low-cost feedstocks from Southeast Asia and South America. Locating our production facilities in these coastal markets we believe significantly reduces our delivery costs compared to our U.S. Midwest competitors, which must rely primarily on rail transportation. Our planned Hawaii production facility will allow us direct access to the Hawaiian diesel market, which is estimated at 332 MGY, or 729 MGY if residual fuel oil is included, and where more than 75% of electricity is generated utilizing petroleum products. We also believe that our planned Hawaii production facility will allow us direct access to the growing Asian markets. Our planned Argentina production facility will allow us to ship biodiesel directly to the rapidly-growing European market and ultimately supply the Argentinean market using low-cost, locally grown soybeans.

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Establish a global distribution network. We plan to expand the reach of our production facilities by growing our global storage and distribution capacity in key U.S. and international markets. We intend to lease off-site biodiesel storage facilities and terminal access at key ports, including Portland, the San Francisco Bay Area, Long Beach and Seattle in the U.S., Antwerp, Belgium and Vancouver, British Columbia. These facilities will allow us to store and blend large volumes of biodiesel directly “off the rack” to customers at the point of delivery, without the need for an intermediary distributor. We also intend to purchase or lease rail cars and barges, which will allow us to leverage lower-cost barge shipping for the global distribution of our biodiesel. We believe a global distribution network will enable us to access large-volume biodiesel customers while reducing our overall transportation and feedstock acquisition costs.

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Build industrial-scale facilities. We plan to continue building industrial-scale production facilities with a nameplate capacity of at least 100 MGY at each facility. While much of the domestic biodiesel production capacity consists of facilities having a nameplate capacity of 10 MGY or less, we plan to utilize our in-house project management and engineering expertise to build high-volume production facilities at lower capital costs by utilizing a smaller physical plant design than our competitors. We believe our large production capacity will enable us to enter long-term contracts with large-volume customers.

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Promote broad-based adoption of biodiesel. We plan to continue our efforts to promote the adoption of biodiesel through our lobbying and public relations efforts aimed at maintaining or supporting new renewable fuel standards and other governmental support for the industry and our participation in trade organizations. We also will continue to explore new markets for biodiesel outside the transportation industry, including in the marine, power generation and mining industries.

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Continually improve our technology. We will continue to use our in-house research and development and engineering expertise to evaluate new process designs and techniques, emerging product opportunities, and industry developments to maintain our leadership in the biodiesel industry. We are researching new or improved commercial feedstock sources to leverage our multi-feedstock production capacity, including jatropha, mustard and algae. We plan to spend or invest more than $6.0 million on our feedstock research and development efforts in 2007. We believe these efforts, in combination with our in-house engineering expertise, will enable us to rapidly adopt new technological advancements and to offer a broader array of consistently high-quality products and grades than our competitors.

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Manage feedstock costs. Feedstocks are the most expensive component of biodiesel and are subject to substantial price fluctuations. In addition to our internal research and development efforts to develop more efficient and less expensive feedstock sources, we are implementing three other strategies to minimize our feedstock costs. First, we will continue to use advanced hedging principles to reduce the cost of our feedstocks to maintain the lowest possible supply and conversion costs available. Second, we plan to reduce our feedstock costs over the next 18 to 36 months by seeking to license rights to proprietary oil seeds that we believe have the potential to produce more than 140 gallons of feedstock oil per acre, compared to 30 to 40 gallons per acre for soybeans. We plan to work with licensors to develop seeds and, if successful, plan to grow and harvest seeds ourselves, thereby reducing our feedstock acquisition cost. Third, we intend to reduce our feedstock costs over the long-term by seeking to acquire rights to, or investing in companies that are developing, algae and other high-yield feedstocks, which we believe have the potential to produce more than 1,500 gallons of feedstock oil per acre.

Our Biodiesel Production Process

We have optimized our biodiesel production process to incorporate new, internally-developed proprietary technology. Biodiesel is produced in a relatively simple process known as transesterfication. Vegetable oil or animal fat feedstock is reacted with methanol, in the presence of a catalyst, such as lye, sodium or potassium hydroxide, and this chemical reaction produces biodiesel and crude glycerin, which can easily be separated. The glycerin can be used in a variety of products ranging from soap, cosmetics and pharmaceuticals to manufactured fireplace logs. We intend to sell our crude glycerin to glycerin refiners and users and are developing the ability to sell or further process our glycerin for higher value products.

The multi-feedstock technology that we employ in our biodiesel production process enables us to reduce our costs by simultaneously shifting into and out of different feedstocks based on available supply and price. While approximately 44% of biodiesel production facilities in the U.S. are only capable of using soybean oil as the primary feedstock, and approximately 90% of the 250 million gallons of biodiesel sold in the U.S. in 2006 was produced from soybean oil, our Seattle production facility and Grays Harbor production facility are designed, and additional planned production facilities will be designed, as multi-feedstock facilities that produce biodiesel from many kinds of vegetable oils simultaneously.

We employ in-house research and development teams and design and construction engineering staff that create and implement our new technology processes. We believe that the technology we are employing at our new Grays Harbor production facility will enable us to produce biodiesel that meets the ASTM standard for biodiesel, which is called ASTM D 6751, with approximately 99% efficiency. This means that approximately 99% of the vegetable oil feedstock by volume will be converted into biodiesel. We recapture approximately 99% of the unreacted methanol used in the production process, which we recycle for later use, further reducing our production costs.

Within the production process, we have made significant innovations in the three areas described below:

Reaction Process. Our process for producing biodiesel begins with selecting a feedstock oil and adding an alcohol, usually methanol, and a catalyst to react with the feedstock oil. Our reactor design is a multi-stage, continuous, pressurized, high-throughput process that facilitates the movement of the reacted mixture. Many smaller-scale biodiesel reactors use a batch process and require longer residence times to complete the reaction process. Once the reacted mixture stops catalyzing, it is decanted to separate biodiesel reaction product from byproducts, including glycerin and excess alcohol. We have developed a proprietary method for this separation process and for recovering the excess alcohol by flash evaporation.

Methanol Recovery System. We have designed a highly-efficient methanol recovery process that is capable of recovering approximately 99% of unreacted methanol for re-use in the production process. Methanol is the second most expensive raw material used in the biodiesel production process. Roughly 17% methanol by volume is introduced in the biodiesel production process to cause a complete reaction. Many biodiesel facilities boil off the excess methanol and expel it into the atmosphere, which is an inefficient use of a costly material, harms the environment and raises environmental permitting compliance costs.

Polishing Process. We have developed a proprietary process for polishing the biodiesel that does not utilize water or produce a toxic waste stream. After the biodiesel reaction and separation process, there are remaining amounts of catalyst, methanol, glycerin and other contaminants in the biodiesel. We believe that many production facilities use water to wash out the impurities. The added water must then be removed again to complete the production process, and the now-toxic waste water must be properly disposed of at additional cost. To complete the production process, we have designed and deployed two waterless “polishing” technologies. Our primary method employs a distillation column to separate biodiesel into grades and to isolate impurities. Our alternative method employs an adsorbent and filtering process to strip the impurities from the biodiesel. The result of our production process is biodiesel that exceeds the ASTM standard for water and glycerin content. Our proprietary process leads to a longer shelf life, improved overall product quality, and the ability to transport our biodiesel over longer distances than biodiesel produced with a water wash.

Production Facilities

The table below provides an overview, as of the date of this prospectus, of our biodiesel production facilities currently in operation or under development and expected to be constructed by the end of the first quarter of 2009.

Facility	Seattle	Grays Harbor	Hawaii	Argentina	U.S. East Coast
Location	Seattle, Washington	Grays Harbor, Washington	Oahu, Hawaii	Santa Fe, Argentina	Philadelphia, Pennsylvania
Actual or expected construction completion date	April 2005	August 2007	Q4 2008	Q4 2008	Q1 2009
Actual or expected nameplate capacity (MGY)	5	100	100	100	100
Actual or expected on-site storage capacity (gallons)	84,000	18,000,000	19,000,000	18,000,000	18,000,000
Expected remaining construction and/or commissioning costs as of August 15, 2007	N/A	$6,000,000	$91,000,000	$65,000,000	$70,000,000
Designed to refine multiple feedstocks simultaneously	Yes	Yes	Yes	Yes	Yes
On-site logistics	Road and rail	Road, rail and marine	Road, rail and marine	Road, rail and marine	Road, rail and marine
Primary target market	Research and development and U.S. West Coast	U.S. West Coast	Hawaii	Europe	U.S. East Coast
Current development status	In operation	In operation and commissioning	In development	In development	In development
Site identified	✓	✓	✓	✓	✓
Permits submitted	✓	✓	✓
Permits obtained	✓	✓
Ground broken	✓	✓
Facility framed	✓	✓
Mechanical completion	✓	✓
Commissioned	✓

We plan to grow our biodiesel production capacity significantly over the next several years. We are currently developing sites for new production facilities in Hawaii, in Argentina and on the U.S. East Coast. We expect to finance the construction costs of these sites with the net proceeds we receive from this offering. We intend to replicate the construction and production processes we are employing at our Grays Harbor production facility at these additional production facilities.

Seattle production facility

Overview. Our Seattle production facility has been in operation since April 2005 and produces ASTM-grade biodiesel, primarily from soybean or canola oil. We sell biodiesel from our Seattle production facility to bus, truck, marine and other commercial fleet customers. The Seattle production facility is located on an 8,841 square foot site. We have upgraded this production facility to incorporate our latest engineering advances and production techniques. We lease our Seattle production facility under a lease agreement with an initial four-year term with one option to renew for an additional five-year term. The initial term expires on May 31, 2008. We currently intend to exercise our renewal option.

Our Seattle production facility is a BQ-9000 certified producer of biodiesel. BQ-9000 is a quality assurance designation established by the NBB that requires a producer to demonstrate the ability to produce biodiesel that meets the ASTM standard for biodiesel. Our Seattle production facility also produces glycerin, which we sell for use as fuel in industrial boilers.

Capacity. The current annual nameplate capacity of our Seattle production facility is up to 5 MGY. However, we use the Seattle production facility for research and development activities and intend to increase such activities at our Seattle facility, which will reduce the amount of commercially-produced biodiesel at that facility.

Feedstock delivery, transportation and logistics. Our Seattle production facility can receive feedstock and transport biodiesel by rail and truck. Logistics include on-site rail loading and truck loading systems. Our Seattle production facility is limited by size and footprint, and we intend to transfer the bulk of our production to the Grays Harbor production facility. We will use our Seattle production facility for the production of customer-specific blends of biodiesel as well as our research and development efforts.

Grays Harbor production facility

Overview. Construction of our Grays Harbor production facility was completed in August 2007 and we expect the facility will be capable of operating at full production capacity by the first quarter of 2008. We are currently conducting production and engineering testing at the production facility. The production facility is located in Grays Harbor, Washington on a 12-acre site. We have leased the site from the Port of Grays Harbor, or Port, for a term of 25 years with our option for three five-year renewal terms. We have an option to lease the 12-acre property adjacent to the site on similar terms and conditions. The site has deep water port access and is strategically located to receive multiple feedstocks from less expensive international suppliers and to supply biodiesel to current and future U.S. West Coast customers faster and at lower cost by using barge transportation. We initially intend to produce biodiesel from soybean, canola or palm oil at this production facility, and we expect that our technology will enable us to produce biodiesel from these feedstocks separately, or blended together, further increasing our production efficiency and reducing production costs.

Capacity. We have incorporated our latest engineering advances and production processes in this facility to increase production yields and quality. Our Grays Harbor production facility is designed to have annual nameplate capacity of 100 million gallons of biodiesel and will also produce up to approximately 7.5 million gallons of crude glycerin annually. We intend to market the glycerin to nearby manufacturing facilities for use as fuel. The production facility is designed to operate on a continuous basis.

Feedstock delivery. We will purchase soybean, canola and palm oil from many different suppliers, which can be delivered over water via barge directly to the production facility. The production facility is also capable of receiving deliveries of feedstock via rail, including unit trains, which are freight trains carrying a single commodity, or truck delivery. The Port is served by the Puget Sound and Pacific Railroad, which connects to the Burlington Northern Santa Fe and Union Pacific railroad main lines 40 miles to the southeast near Centralia, Washington.

Transportation and logistics. Our Grays Harbor production facility has the ability to dispatch biodiesel over water by barge as well as by rail and truck, as needed, and has significant capacity for each form of transportation. The Port has a terminal with 41 feet of draft that can accommodate up to a 600-foot ship in addition to a smaller barge terminal. Both terminals will be fed directly by pipelines for vegetable oil coming in and biodiesel going out from our production facility, and we can supply biodiesel directly to marine users from the terminals. This site also includes on-site rail loading, including unit trains, and truck loading systems. Depending on relative costs and need, transportation methods can be easily changed. We pay industry-standard fees for use of the Port and its facilities.

Rail agreements. We have entered into an agreement to lease up to 100 railcars, each with a 25,500-gallon capacity. These railcars will enter the Port on a rail line with improvements we have constructed for our production facility and for other tenants of the Port. The Port has an option to purchase these rail improvements, which, if exercised, would transfer ownership of the rail improvements subject to an easement for our continued use throughout the term of the site lease. We pay industry-standard fees for the use of rail access on Port property.

Utility agreements. We have entered into agreements for the purchase of water and natural gas. Our agreement with Cascade Natural Gas provides us with natural gas at posted rates. We have also entered into an agreement to purchase water from the City of Aberdeen, which is adjacent to the Port, at the Port’s stated rates.

Foreign-Trade Zone designation. The Port is designated as a Foreign-Trade Zone by the U.S. Department of Commerce. In April 2007 we applied for manufacturing authority as an “operator” in the Foreign-Trade Zone, which will allow us to import feedstock from certain countries, including Argentina, without payment of, or at a substantially reduced rate of, tariffs. We must comply with certain Department of Commerce, Port and U.S. Coast Guard regulations to receive the designation. We expect to obtain a decision on our application from the Foreign-Trade Zone Board in the second quarter of 2008.

Hawaii production facility

Overview. We have signed a letter of intent to enter into a 35-year lease on an 11-acre site on the island of Oahu, Hawaii. We are in the process of securing all required permits for the site. Assuming successful permitting, we intend to begin construction of a 100 MGY nameplate capacity biodiesel production facility at the site by the fourth quarter of 2007. We expect construction of this production facility to be completed in the fourth quarter of 2008.

Market opportunity. Our Hawaii production facility will provide us direct access to the Hawaiian diesel market. In Hawaii, more than 75% of electricity is generated utilizing petroleum products. We estimate the current diesel fuel market in Hawaii to be approximately 332 MGY, or up to 729 MGY if residual fuel oil is included, for which biodiesel can also be substituted. Hawaii also has recently enacted legislation that encourages 10% of all on-road fuel to come from alternative sources by 2010, 15% by 2015, and 20% by 2020. In addition, 10% of energy sold in the state must be from renewable sources by 2010 and 15% by 2015. We believe that we will be able to sell 100% of the annual production from our Hawaiian production facility in the local market to meet expected demand. Our Hawaii location will give us a cost advantage over competitors who must incur transportation costs to ship biodiesel to Hawaii to serve that market. This location also gives us faster, less expensive access to palm oil from Indonesia and Malaysia, which is well suited for the warmer Hawaiian climate. This location also gives us less expensive access to growing Asian diesel markets.

Argentina production facility

Overview. We have entered into a non-binding term sheet for the purchase of approximately 8.6 acres of land, and are negotiating to purchase approximately 34.6 additional adjacent acres, in Santa Fe, Argentina. This site is adjacent to a major soybean crushing facility. We intend to begin construction of a 100 MGY nameplate capacity facility at the site in the fourth quarter of 2007. We are in the process of securing all permits required for construction and expect to complete construction of this facility in the fourth quarter of 2008. We plan to develop and construct this production facility with a local strategic partner with whom we entered into a non-binding term sheet. We anticipate the production facility will receive up to 100% of the feedstock required from an adjacent soybean crushing plant. We plan to export biodiesel we produce at the production facility to Europe from an existing port at the site.

Market opportunity. We have identified Argentina as a strategic location for a production facility because of the ability to ship to Europe efficiently and the wide availability of feedstock, particularly low-cost soybeans. When operational, we will most likely target sales from our Argentina production facility to the European diesel market, which we estimate to be approximately 95 BGY. The production facility would also be positioned to supply biodiesel directly to the Argentinean market with low-cost, locally grown soybeans. As the world’s largest exporter of soybean oil, Argentina provides less expensive feedstock through existing crushing facilities and existing port infrastructure.

East Coast production facility

Overview. We are negotiating and expect to enter a lease for an 8.5-acre site in Philadelphia, Pennsylvania in the second half of 2007. We intend to begin construction of a 100 MGY nameplate capacity facility at the site by the first half of 2008. We expect to complete construction of this production facility in the first quarter of 2009.

Market opportunity. Our U.S. East Coast production facility will be strategically located to give us access to the large and growing East Coast diesel markets as well as to Europe. We estimate the current diesel fuel market on the East Coast to be approximately 23.4 BGY. Our East Coast location will give us a cost advantage over our competitors who must transport biodiesel via rail or road to the East Coast. We have also targeted the East Coast for the power generation market. We have entered into a marketing and exclusivity contract with Constellation Energy Commodities Group, Inc., or Constellation, to be the exclusive source of biodiesel for use in power generation facilities of Constellation and its affiliates in 20 eastern U.S. states, plus the District of Columbia, subject to certain conditions. We expect to supply at least 6.0 million gallons of biodiesel to Constellation and its affiliates in 2008. See “—Customers” below. Additionally, several U.S. East Coast states have enacted laws that mandate or encourage the use of renewable or low emissions fuels or that provide tax or other incentives for renewable fuels, which we believe will stimulate demand for biodiesel.

Distribution network

Our distribution network leverages our strategic locations, which are accessible by truck, barge, and rail, including unit trains. We currently lease one barge and are under contract to purchase another barge, with a total capacity of more than 6.1 million gallons, and we have entered into an agreement to lease up to 100 railcars, each with a 25,500-gallon capacity. We plan to grow our distribution network to capture critical portions of the biodiesel value chain by:

•	owning or leasing additional rail cars and barges, which will enhance our inventory and working capital efficiencies;

•	increasing our on-site raw materials and finished product storage, which will provide flexibility in distributing our biodiesel; and

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expanding our off-site terminal sites into strategic locations that use proprietary blending and pumping processes, which will allow us to store, blend and provide biodiesel directly “off the rack” at the point of delivery in high volumes.

Potential future production facility sites

We believe there is a significant and growing global demand for biodiesel, and we are continually monitoring our options for further growth. We are currently evaluating several sites globally, including in Belgium, China and the Philippines. As demand grows, we also may decide to increase our production capacity by expanding existing facilities. We also intend to evaluate opportunities to acquire additional biodiesel storage or distribution facilities and related infrastructure. Construction of sites beyond those currently planned in Hawaii, in Argentina and on the U.S. East Coast would likely require additional funding. Subject to securing appropriate funding and other factors, such as the demand for biodiesel and the successful construction and operation of our planned production facilities, we currently expect to construct one or two new production facilities annually starting in 2010.

Our site location criteria encompass many factors, including:

•	proximity to target customer markets;

•	good road, rail and deep water port access;

•	proximity to feedstock supply;

•	cost;

•	favorable local regulatory environment;

•	availability of utilities;

•	local qualified labor force;

•	expansion potential; and

•	adequate space for equipment and truck movement.

Construction and Development

To complement our in-house expertise, we employ construction and engineering firms with extensive experience in the petroleum refining and chemical manufacturing industries. JH Kelly, LLC, the construction company that built our Grays Harbor production facility, has over 25 years of experience in the petroleum and chemical processing facility construction business. We intend to use JH Kelly and our in-house engineering staff to adapt the design of the Grays Harbor production facility for our Hawaii and other new production facilities, which may be constructed using a significant number of modular components that we can ship for assembly at the sites from JH Kelly’s facility in Longview, Washington. JH Kelly is prohibited from providing services to another biodiesel or glycerin facility until August 2008, and we have given JH Kelly a limited notice to proceed with initial construction planning for our Hawaii production facility. We believe our in-house design and project management expertise allows us to complete projects more efficiently than many of our competitors, which we believe are not as involved in the design, engineering and construction process and typically contract for more costly “turn-key” refineries.

Overview of Feedstocks and Hedging

Feedstock procurement

We secure our supply of vegetable oil feedstocks and methanol through the following methods:

•	we purchase feedstock through spot cash, fixed-price forward and delayed pricing contracts;

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we utilize hedging positions in the feedstock and petroleum product futures markets to manage the risk of excessive price fluctuations, both for feedstock procurement and for index-based sales contracts of our products; and

•	we have proposed a biodiesel futures contract to the Chicago Board of Trade, or CBOT, to help expand the market for biodiesel and assist us in our hedging strategies.

Feedstock supply arrangements

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Canola Oil. We have entered into a one-year purchase agreement with Natural Selection Farms, Inc. for the purchase of canola seed vegetable oil. The purchase price for the canola oil under this agreement varies according to applicable market rates. In addition, we have entered into spot and basis contracts for canola oil with Archer Daniels Midland Company, Bunge Canada, Cargill Ltd. and others.

•

Palm Oil. We have entered into a three-year contract with Cargill International Trading Pte Ltd. for delivery of palm oil to our production facilities, which we believe will be sufficient to provide up to 100% of our palm oil feedstock requirements through 2010. The purchase price for the palm oil under this agreement varies according to applicable market rates. It is our policy to procure palm oil only through suppliers who comply with the principles and criteria of the Roundtable on Sustainable Palm Oil.

•

Methanol. We have entered into a three-year methanol purchase agreement with Methanex Methanol Company to supply methanol to us. We believe this agreement will supply us with 95% of our methanol needs for our Grays Harbor production facility through 2010, after taking into account the methanol we recover through our proprietary process. The purchase price for the methanol varies under this agreement according to the market index price per gallon that Methanex determines each month, plus fixed costs for freight, shipping and a geographic price adjustment.

Hedging strategy

We are exposed to market risks related to the price volatility of vegetable oil feedstock used in the production of biodiesel. Currently, we utilize derivative commodity instruments to manage our exposure on a portion of our activity, including firm commitments and anticipated transactions for the purchase, sale and storage of vegetable oil feedstock. In accordance with our risk management policy, we engage in transactions involving various derivative instruments, with maturities generally not longer than two years, to hedge assets, liabilities, sales and purchases.

We seek to mitigate our exposure to commodity price fluctuations by purchasing forward contracts covering a portion of our feedstock requirements on a fixed-price basis and by purchasing feedstock futures contracts. To mitigate biodiesel price risk, we sell a portion of our biodiesel production using forward contracts under fixed- price and indexed contracts. The indexed contracts are typically referenced to a commodities exchange, such as the CBOT, and we may in the future hedge a portion of the price risk associated with index contracts by selling exchange-traded feedstock or petroleum product contracts. We believe our strategy of managing exposure to commodity price fluctuations will mitigate our exposure to the volatility of commodity price fluctuations and their effect on our results of operations.

We implement our purchasing strategy within a range of risk tolerance levels established by our board of directors and monitored by an internal credit committee. We may elect to purchase raw materials in excess of our short-term production needs when we believe we can achieve a reasonable rate of return on our investment by holding such inventory for future sale or use.

Our fixed-price forward contracts specify the amount of feedstock, the price and the time period over which the feedstock is to be delivered. These forward contracts are at fixed prices or prices based on CBOT prices. The parameters of these contracts are based on local supply and demand and the seasonality of the price.

We buy futures positions on the CBOT and other exchanges to hedge a portion of our exposure to feedstock and petroleum-based products price risk, against which some of our customers measure our product offerings. In addition, we are designing our production facilities to have significant feedstock storage capacity. To help protect against potential supply disruptions, we generally plan to maintain several weeks of feedstock inventory at each of our production facilities. This inventory range depends on the time of year, the current market price for feedstock and biodiesel, and other factors.

We began our risk management and hedging transactions in the second quarter of 2007. Our market exposure positions are monitored and managed by an internal risk management committee to ensure compliance with our risk management policies that have been approved by the audit committee of our board of directors. Transactions are executed by our Managing Director of Trading and Risk Management and his staff through registered broker-dealers. All commodity risk transactions are marked to market on a daily basis. In the future, we may engage in foreign currency hedging to protect price risk on feedstock contracts, such as palm oil from Malaysia, which are not denominated in U.S. dollars.

Sales and Marketing

Biodiesel is distributed primarily through independent petroleum distributors, which purchase the biodiesel and transport it by truck or rail and then blend it with diesel for the end-user customer. We will continue to supply biodiesel to these independent petroleum distributors. We also plan to expand the market to underserved sectors of the diesel market. Our marketing strategy focuses on existing customers for biodiesel, including marine vessels and both public and private vehicle fleets, and new customers encouraged to use biodiesel because of perceived business advantages, government mandates and end-user demand. Through our sales and business development teams, we plan to continue our efforts to develop direct relationships with potential customers to secure long-term contracts. We also intend to keep a percentage of our fuel available for sale in the spot market at any given time to take advantage of higher margin opportunities. As the biodiesel market grows and penetrates the mainstream diesel market, we intend to target sales directly to major petroleum companies and to expand into non-traditional biodiesel applications, such as power generation and mining.

The following are key components of our sales and marketing efforts:

•	secure cost-effective truck, rail and barge assets to transport biodiesel from our production facilities to the point of sale;

•	establish sufficient biodiesel storage facilities and secure petroleum terminal storage facilities;

•	ensure that the biodiesel we produce is of consistently high quality, meets applicable ASTM standards and is delivered timely and efficiently;

•	cultivate relationships with direct customers and distribution channel resellers; and

•	establish and differentiate our brand from other biodiesel producers by appearing at trade shows, using public relations and media opportunities, and engaging in “test runs” of our products.

We expect that all of our planned biodiesel production facilities will have deep water port access, which will enable us to transport by barge large volumes of biodiesel directly to independent petroleum distributors and other customers, and to other storage facilities. We currently lease one barge and are under contract to purchase another barge, with an aggregate capacity of more than 6.1 million gallons.

Customers

The majority of our customers who have purchased biodiesel from us at our Seattle production facility since 2005 are still with us today. We intend to significantly grow this customer base with our new Grays Harbor production facility and our other production facilities under development. In 2006, two of our customers, Associated Petroleum Products and SeaPort Petroleum, accounted for more than 63% and 18% of our sales, respectively.

The opening of our Grays Harbor production facility will allow us to expand our customer base significantly by taking advantage of high production volumes and economies of scale. We have entered into a biodiesel purchase agreement with RCCL, pursuant to which we have agreed to supply approximately 15 million gallons of biodiesel to RCCL in 2007 and thereafter approximately 18 million gallons of biodiesel annually for four years, which may increase by up to 10% per year through 2011. The RCCL contract is a cost-plus contract through which we receive a predetermined margin over the price of the feedstock and our actual costs to refine the feedstock, provided that in no event is RCCL obligated to pay to us more than a capped amount per gallon in the aggregate for the actual costs and predetermined margin in connection with refining the feedstock. We have the opportunity to improve our margin under the RCCL contract, depending on how we manage our manufacturing process and whether we act as the blender of record. RCCL can choose to purchase the feedstock directly, which we expect will be primarily palm oil, and cause it to be shipped to Grays Harbor where we process it into biodiesel according to ASTM and other specifications. RCCL has the option to extend the biodiesel purchase agreement for a three-year renewal term. The RCCL contract requires us to produce biodiesel for RCCL during their sailing seasons, which is defined to be from April through October of each year. RCCL may terminate this agreement for any reason with six months’ prior written notice subject to a termination fee. RCCL also may terminate the biodiesel purchase agreement without the payment of any fee in the event of the inability of Imperium Grays Harbor, LLC, or IGH, our subsidiary that owns and operates our Grays Harbor production facility, to perform its responsibilities for one sailing season, its insolvency, its uncured material breach of the agreement, including IGH’s inability to supply biodiesel at required specifications, our failure to pay any amounts due under two promissory notes we entered into with RCCL for an aggregate amount of $14.0 million, our failure to comply with RCCL’s option under certain circumstances to convert one of our promissory notes into shares of our capital stock, if any law, regulation, judgment or order makes RCCL’s performance of any obligation under the agreement illegal or prohibited, or if it does not timely commission the Grays Harbor production facility or breaches its supply obligation to RCCL for the 2008 sailing season. We have satisfied the obligations under the first year of the RCCL contract by purchasing biodiesel from Indonesia and Malaysia that we will provide to RCCL until our Grays Harbor production facility is producing the required quantities of biodiesel.

We expect the RCCL contract to be the largest contract during our first year of operation at the Grays Harbor production facility, representing approximately 20% of our output in 2008. We expect to market the remainder of the fuel produced at Grays Harbor directly and through our wholly-owned subsidiary, Imperium Services LLC, to existing and new customers in the public and private fleet, power generation, mining and marine sectors.

In June 2007, we entered into a marketing and exclusivity contract with Constellation. Under the contract, Constellation has agreed to purchase from us all of its biodiesel used in its power generation facilities in a region consisting of 20 eastern U.S. states, plus the District of Columbia. This exclusive purchase right is subject to certain pricing, credit, supply and delivery terms, including the condition that we obtain a direct supply of biodiesel from a production facility in the region of at least 100 MGY by the end of 2008. We may not charge Constellation more for biodiesel than we charge other commercial purchasers. In addition, Constellation will earn a per gallon credit for the biodiesel it purchases from us or that we sell with its assistance in the region. Under the contract, Constellation has also agreed to provide marketing services, including negotiating sales of our biodiesel, to power generation facilities in the region. If the volume of biodiesel sold to Constellation or with its marketing assistance exceeds fixed, escalating minimum amounts in 2008 or any subsequent year during the term of this agreement, we will be required to sell our biodiesel to power generation facilities in the region exclusively through or with the assistance of Constellation. The contract expires in June 2010 but will be extended to June 2012 if the volume of biodiesel sold to Constellation or with its marketing assistance meets the fixed minimum amount required for exclusivity in 2010.

In August 2007, we entered into a biodiesel supply contract with Hawaiian Electric Company, Inc., or HECO. Under the contract, HECO has agreed to purchase biodiesel for its first combustion turbine to be installed at its facility in Kapolei, Oahu, Hawaii, subject to manufacturer and permitting approvals, solely from us beginning in January 2009 and continuing through December 2011. Although HECO has no minimum purchase obligation, it estimates that its Hawaii facility will require approximately 5 to 12 million gallons of biodiesel per year. The contract contains a limit on the amount of our biodiesel we may sell to HECO other than biodiesel produced at our Grays Harbor and planned Hawaii production facilities. The price at which we will sell biodiesel to HECO will vary according to market index prices for feedstocks and methanol, with adjustments for shipping, taxes and processing costs and other matters. The contract price also includes provisions that allow us to acquire and pass through the cost of feedstock sustainably grown in Hawaii and other feedstock that meets sustainability standards, subject to specified limits. The HECO contract also permits us to construct a pipeline for delivery of our biodiesel directly to HECO. The contract expires in December 2011 but will be automatically renewed for one-year terms unless either party provides 180-day prior notice otherwise.

Competition

In the U.S., we compete with three primary groups of biodiesel producers: large-scale biodiesel refineries, which includes companies such as Archer Daniels Midland Company and Cargill, Inc. that have divisions devoted to biodiesel production, and other companies that have large-scale biodiesel refining operations; start-up biodiesel refineries that are entering the market; and the large petroleum refining companies, which are developing large-scale diesel-alternative refineries that use natural gas, coal and other non-renewable feedstocks. As the biodiesel production industry continues to grow, we expect that competition for production facility sites in the U.S. and offshore will increase.

We also face increasing competition from international biodiesel suppliers. In addition, if we attempt to sell into international markets, such as Europe, we will face competition from international biodiesel suppliers. The European biodiesel market is more mature than the U.S. biodiesel market and has more competitors with greater aggregate production capacity.

We believe our ability to compete successfully in the biodiesel production industry depends on several factors, including the following principal competitive factors:

•	continued technological innovations;

•	price;

•	ability to deliver large fuel volumes;

•	biodiesel quality and ability consistently to deliver ASTM-grade biodiesel;

•	volume of biodiesel produced and sold; and

•	reliability of our production processes and delivery schedule.

Corporate Social Responsibility

We are dedicated to encouraging social responsibility in our corporation and strive to make decisions based not only on financial considerations but also on the short- and long-term consequences of our actions. We conduct our business in a manner consistent with our goals of reducing dependence on foreign oil and making renewable energy use a standard practice throughout the world. We recognize that conservation is not enough, and we will continue our lobbying efforts to promote the adoption of laws and regulations aimed at maintaining and supporting new renewable fuel standards. Renewable resources form the basis of our product and we continue to develop our technologies in an effort to make our processes more efficient and effective. We place a high value on compliance with local, state and federal laws. We and our employees seek to conduct our activities in compliance with applicable law and general standards of ethical behavior. We have aligned our corporate strategy with our philosophy of social responsibility. We believe that by maximizing our financial results and shareholder value we are also maximizing the benefits we provide to the environment.

Environmental Matters

We are subject to various federal, state, local and foreign environmental laws, regulations and permits, including those relating to: the discharge of materials into the air, water and ground; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of our employees. These laws, regulations and permits also can require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damage, criminal sanctions, permit revocations and/or facility shutdowns. In an effort to ensure that we secure all necessary environmental permits in a timely fashion, and remain in compliance with environmental permits, regulations and laws, we have hired an environmental permitting and compliance manager and routinely employ the services of qualified outside environmental consulting firms. Currently, our production facilities are not subject to any administrative claims or orders or enforcement actions alleging necessary permits are not secured, or that we are not in compliance with existing environmental permits, laws and regulations.

There is a risk of liability for the investigation and cleanup of environmental contamination at each of the properties that we own, lease or operate and at off-site locations where a release or disposal of hazardous substances occurs and we are deemed to be a responsible party. While biodiesel is biodegradable, we utilize certain hazardous substances in our production process, and it is also possible that prior uses of our sites or nearby operations may cause contamination of our sites. We may be responsible under CERCLA or other environmental laws for all or part of the costs of investigation and/or remediation and for damage to natural resources. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from these properties. Some of these matters may require us to expend significant amounts for investigation and/or cleanup or other costs. We address the risk of environmental contamination in part by commissioning qualified environmental consulting firms at appropriate times to perform Phase I Environmental Site Assessments for properties we will own, lease or operate. We then commission the consultants to conduct follow up or Phase II investigations as necessary. Our Seattle production facility is a leased space in an existing warehouse that has no known environmental issues. At the Grays Harbor production facility site our consultants performed Phase I and Phase II analyses and concluded that the site poses no significant financial risks from environmental contamination based on the available information. For the Hawaii production facility, our consultants performed a Phase I analysis of our potential site and their assessment revealed no evidence of recognized environmental conditions. We do not currently have pending any administrative orders requiring remediations or enforcement actions or claims for contribution to or recovery of environmental remediation costs or for injury or damages relating to environmental releases from or affecting sites we own, lease or operate.

Our air emissions are subject to the federal Clean Air Act, the federal Clean Air Act Amendments of 1990 and similar state and local laws and associated regulations. For example, the EPA has promulgated National Emissions Standards for Hazardous Air Pollutants, or NESHAP, under the federal Clean Air Act that will apply to facilities that we own or operate if the emissions of hazardous air pollutants exceed certain thresholds. If a production facility we operate is authorized to emit hazardous air pollutants above the threshold level, then we are required to comply with the NESHAP related to our manufacturing process and would be required to come into compliance with another NESHAP applicable to boilers and process heaters by September 2007. New or expanded facilities would be required to comply with both standards if they exceed the hazardous air pollutant threshold. Emissions at our Grays Harbor production facility may exceed such thresholds, but we have designed, and are constructing, the facility to comply with NESHAP requirements. In addition to costs for achieving and maintaining compliance with these laws, more stringent standards may also limit our operating flexibility. Other federal and state air emission limitations, such as New Source Performance Standards, may also apply to facilities we own or operate. Because other domestic biodiesel manufacturers will have similar restrictions, however, we believe that compliance with stringent air emission control or other environmental laws and regulations is not likely to materially affect our competitive position.

In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement of existing laws or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our ongoing operations. Present and future environmental laws and regulations, and related interpretations, applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial capital and other expenditures.

The hazards and risks associated with producing and transporting our products, such as fires, natural disasters, explosions, abnormal pressures, blowouts and pipeline ruptures and the failure of pollution control equipment also may result in personal injury claims or damage to property and third parties. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. Our coverage includes physical damage to assets, employer’s liability, commercial general liability, automobile liability and workers’ compensation. We believe that our insurance is adequate and customary for our industry, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. We do not currently have pending material claims for damages or liability to third parties relating to the hazards or risks of our business.

See “Risk Factors—Risks Relating to the Biodiesel Industry—We may be adversely affected by environmental, health and safety laws, regulations and liabilities.”

Employees

As of August 15, 2007, we had 107 full-time employees, 42 in operations, 14 in engineering, and 51 who are responsible for companywide management, marketing, project management, logistics and administration. All of our employees are located in the U.S., except for one employee located in Argentina. None of our employees are covered by collective bargaining agreements. We have had no labor-related work stoppages, and we believe we have positive relations with our employees.

Facilities

We sublease approximately 27,300 square feet of office space in Seattle, Washington, for our corporate headquarters. The sublease expires in July 2011. We also lease approximately 8,200 square feet of office space in Seattle, Washington for our prior corporate offices. We have sublet this space to another company that has committed to remain in the space until the expiration of the master lease in March 2008. For a description of our current and proposed biodiesel production facilities, see “—Production Facilities” above.

Legal Proceedings

As of the date of this prospectus, we are not party to any material pending or threatened legal proceedings.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages of each of our executive officers and directors as of August 31, 2007, followed by a description of their business experience. All positions shown are with Imperium Renewables, Inc.

Name	Age	Position

Executive Officers
Martin G. Tobias	43	Chief Executive Officer, Chairman of the Board and Director
John P. Plaza	42	President and Director
Marc D. Stolzman	41	Chief Financial Officer
Arthur D. Ayrault IV	46	Vice President of International
Jerold J. Goade	44	Vice President of Finance and Administration
James Graham Noyes	43	Vice President of Sales and Business Development
Jane A. Orenstein	51	Vice President, General Counsel and Secretary
Mark E. Warner	44	Vice President of Engineering

Non-Employee Directors
Robert H. Brust(1)(2)(3)	64	Director
Ira M. Ehrenpreis(1)(2)(3)(4)	38	Director
Nancy C. Floyd(1)(2)(3)(4)	52	Director
V. Paul Unruh	58	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Will resign all committee memberships following this offering

Martin G. Tobias. Mr. Tobias has been our Chief Executive Officer, Chairman of the Board and a director since May 2005. Mr. Tobias has been a Venture Partner at Ignition Venture Partners since March 2002, and has invested in over two dozen start-up companies including Cloudmark, Inc., a messaging security company, for which he is a board member. From 1997 to 2001, Mr. Tobias was the Founder, Chief Executive Officer and Chairman of Loudeye Technologies, Inc., a digital media production company now part of Nokia Corporation. Prior to Loudeye, Mr. Tobias was with Microsoft Corporation from 1991 to 1997 in various operational management roles and was with Andersen Consulting, now known as Accenture, from 1987 to 1991. Mr. Tobias received his bachelor’s degree in Marketing and Computer Science from Oregon State University.

John P. Plaza. Mr. Plaza has been our President and a director since founding Seattle Biodiesel LLC, the predecessor to our company, in March 2004. From March 2004 to May 2007, Mr. Plaza also served as our Secretary. From 1996 to March 2005, Mr. Plaza was a commercial airline pilot with Northwest Airlines Corporation, and he has over 20 years of commercial piloting experience. Mr. Plaza attended AAR Western Skyways, where he received his Pilots License. Mr. Plaza also received an Airline Transport Pilot License, which is the highest level of aircraft pilot certification. Mr. Plaza is a member of the National Biodiesel Board.

Marc D. Stolzman. Mr. Stolzman has been our Chief Financial Officer since March 2007. From 1994 to January 2007, Mr. Stolzman served in a number of finance and management capacities with Starbucks Corporation, including Senior Vice President of Finance and Business Development of Starbucks Coffee International from July 2003 to January 2007, Chief Financial Officer of Starbucks Coffee Japan from 2001 to July 2003, as Vice President of Finance of North America from 1997 to 2001, and Director of Corporate Business Planning and Analysis Director of Corporate Business Planning and Analysis from 1996 to 1997. Mr. Stolzman received his bachelor’s degree in Business Administration from Washington State University.

Arthur D. Ayrault IV. Mr. Ayrault has been our Vice President of International since July 2006, prior to which he served as a consultant to us from March 2006. Mr. Ayrault is responsible for development of joint ventures and production facility sites for all international locations and Hawaii. From August 2002 to February 2006 he was Chief Executive Officer of Mobility Inc., doing business as Flexcar, a vehicle sharing company, for which he remains Vice Chairman of the Board of Directors. Prior to Flexcar, Mr. Ayrault served as Vice President, International for AEI Music Network Inc. from 1998 to April 2002. He served as General Manager with Simpson Latin America, Ltd. from 1990 to 1993, and then Vice President, International of Simpson Paper Company from 1994 to 1998. Mr. Ayrault received his bachelor’s degree in History from Harvard University and his Masters in Business Administration from the University of Washington.

Jerold J. Goade. Mr. Goade has served as our Vice President of Finance and Administration since April 2006. Mr. Goade has over 15 years of experience in finance and accounting roles with start-up companies, technology, retail and broadcasting companies, as well as public accounting experience. From December 2004 to March 2006, Mr. Goade was the Vice President of Finance at Clearwire Corporation, an international wireless high-speed Internet and Internet phone service company. Prior to Clearwire, Mr. Goade served as Sr. Vice President of Finance and interim Chief Financial Officer of Loudeye from 1999 to December 2004. Mr. Goade is among several former officers and directors of Loudeye named in a private securities class action suit filed just prior to Loudeye’s acquisition by Nokia and which is still pending. Mr. Goade is a Certified Public Accountant (CPA inactive) in the State of Washington and received his bachelor’s degree in Business Administration from Seattle University.

James Graham Noyes. Mr. Noyes has been our Vice President of Sales and Business Development since February 2007. From 2000 to December 2007, Mr. Noyes was Vice President of Sales at World Energy Alternatives, LLC, a leading distributor generally recognized as the biodiesel industry’s first company to market biodiesel. Prior to World Energy Alternatives, Mr. Noyes practiced law at the Law Offices of Graham Noyes in San Francisco, California from 1995 to 2000. Mr. Noyes received his bachelor’s degree in Political and Social Thought from the University of Virginia, Charlottesville and a Juris Doctorate from the University of California, Davis School of Law, where he served as a staff editor for the law review.

Jane A. Orenstein. Ms. Orenstein has been our General Counsel since August 2006 and our Vice President and Secretary since May 2007. From December 2004 to August 2006, Ms. Orenstein served as Vice President and General Counsel for Shurgard Storage Centers, Inc., a self-storage company that merged with Public Storage, Inc. in August 2006, where she also served as Assistant General Counsel from 1999 to December 2004. Prior to Shurgard, Ms. Orenstein served for four years as Assistant General Counsel for Smart & Final Stores Corporation, a grocery wholesale and retail chain. Ms. Orenstein has over 20 years of experience as a government and corporate attorney. Ms. Orenstein received her bachelor’s degree in History from the University of California, Los Angeles and a Juris Doctorate from the University of Southern California Law Center.

Mark E. Warner. Mr. Warner has been our Vice President of Engineering since May 2007, prior to which he served as our Managing Director of Project Engineering from May 2006 to April 2007. From April 2001 to May 2006, he was Vice President of Pacific Operations at Weston Solutions, Inc., an engineering consulting company. Mr. Warner received his bachelor’s degree in Chemical Engineering from Washington State University.

Robert H. Brust. Mr. Brust has been a director since July 2007. From January 2000 until his retirement in January 2007, Mr. Brust served as Executive Vice President and Chief Financial Officer of Eastman Kodak Company, a provider of photographic products and services. From 1997 to 1999, Mr. Brust served as Senior Vice President and Chief Financial Officer of Unisys Corporation, a global information services and technology company. From 1965 to 1997, Mr. Brust served in a variety of financial and financial management positions at General Electric Company, a diversified industrial corporation. Mr. Brust serves as a director of Applied Materials, Inc., Delphi Corporation and Covidien Ltd. (formerly Tyco Healthcare). Mr. Brust received his bachelor’s degree in Accounting from Pennsylvania State University.

Ira M. Ehrenpreis. Mr. Ehrenpreis has been a director since December 2005. Mr. Ehrenpreis is also a General Partner at Technology Partners, a venture capital firm. Mr. Ehrenpreis joined Technology Partners in

1996, where he leads the firm’s cleantech investment practice. Mr. Ehrenpreis currently serves on the board of the National Venture Capital Association and the Western Association of Venture Capitalists. Mr. Ehrenpreis has also served as Chairman of the Cleantech Venture Network Advisory Board, Chairman of the Clean-Tech Investors Summit and Chairman of the Energy Investors Forum. Mr. Ehrenpreis received his bachelor’s degree from the University of California, Los Angeles (Phi Beta Kappa, summa cum laude) and a Masters in Business Administration and Juris Doctorate from the Stanford Graduate School of Business and Stanford Law School, where he was an Associate Editor of Stanford Law Review.

Nancy C. Floyd. Ms. Floyd has been a director since July 2005. Ms. Floyd is Founder and Managing Director of Nth Power, a venture capital firm. Ms. Floyd has led Nth Power’s investments in various entities, including Silicon Energy Corp and Northern Power Systems. In addition to serving on various company boards, Ms. Floyd sits on the boards of the Cleantech Venture Network, Center for Resource Solutions and American Council on Renewable Energy. Prior to founding Nth Power in 1997, Ms. Floyd built, managed and negotiated the sale of two high-growth energy and telecommunications companies. Ms. Floyd received her bachelor’s degree in Political Science from Franklin and Marshall College, where she currently serves as a Trustee, and her Masters degree in Political Science from Rutgers University.

V. Paul Unruh. Mr. Unruh has been a director since July 2007. Since May 2003, Mr. Unruh has served as a director for several companies. From 1978 until his retirement in June 2003, Mr. Unruh served in a variety of financial management and executive positions at Bechtel Group, Inc., a global engineering and construction services company, including Vice Chairman from January 2001 to June 2003. Mr. Unruh also served as Chief Financial Officer, Controller, Treasurer and Manager of Financial Systems Development at Bechtel, and as Vice Chairman of Bechtel Enterprises, the development and financing subsidiary of Bechtel. Mr. Unruh serves as a director of Move, Inc., Symantec Corporation and Heidrick & Struggles International, Inc. Mr. Unruh is a Certified Public Accountant in the State of California (CPA Inactive) and received his bachelor’s and Masters degrees in Accounting from the University of North Dakota.

Composition of the Board of Directors

Our board of directors is currently composed of six members. The board of directors has determined that Ms. Floyd and Messrs. Brust, Ehrenpreis and Unruh are “independent” directors under the rules of the NASDAQ Stock Market. Upon completion of this offering, our amended and restated articles of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I directors will be Ms. Floyd and Mr. Ehrenpreis, and their terms will expire at the annual meeting of shareholders to be held in 2008;

•	the Class II directors will be Messrs. Plaza and Tobias, and their terms will expire at the annual meeting of shareholders to be held in 2009; and

•	the Class III directors will be Messrs. Brust and Unruh, and their terms will expire at the annual meeting of shareholders to be held in 2010.

At each annual meeting of shareholders after the initial classes are established, the successors to directors whose terms expire at that meeting will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below.

Audit Committee. Ms. Floyd and Messrs. Brust and Ehrenpreis, each of whom is a non-employee member of our board of directors, currently comprise our audit committee. Mr. Brust is the chairman of our audit committee and our board has determined that he also qualifies as an “audit committee financial expert” under applicable SEC rules. Upon completion of this offering, our audit committee will be composed of Mr. Brust,              and             . Our board has determined that each such member of our audit committee meets the requirements for independence and financial literacy under the listing standards for the NASDAQ Stock Market and SEC rules and regulations. We are relying on applicable NASDAQ and SEC phase-in rules concerning the number of independent directors serving on our audit committee. The audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	evaluating the performance and independence of our independent auditors;

•

reviewing and discussing with management and our independent directors our financial statements and the effect of regulatory and accounting initiatives as they relate to financial statements or accounting matters;

•	reviewing with management its assessment of the effectiveness of our internal control structure and procedures;

•	preparing the audit committee report that the SEC requires in our annual proxy statement;

•	reviewing and approving any related-party transactions; and

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters.

Compensation Committee. Ms. Floyd and Messrs. Brust and Ehrenpreis, each of whom is a non-employee member of our board of directors, currently comprise our compensation committee. Upon completion of this offering, our compensation committee will be composed of Mr. Brust,              and             . Our board has determined that each such member of our compensation committee meets the requirements for independence under the listing standards for the NASDAQ Stock Market. The compensation committee is responsible for, among other things:

•	develop annual performance objectives relevant to the compensation of our chief executive officer and evaluate his or her performance in light of these objectives;

•

reviewing our chief executive officer’s and other executive officers’ annual base salaries and annual incentive bonuses, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control agreements/provisions, and any other benefits, compensation or arrangements;

•	evaluating, approving and administering incentive compensation plans; and

•	preparing or reviewing disclosures regarding compensation that the SEC requires in our annual proxy statement.

Nominating and Corporate Governance Committee. Ms. Floyd and Messrs. Brust and Ehrenpreis, each of whom is a non-employee member of our board of directors, currently comprise our nominating and corporate governance committee. Upon completion of this offering, our nominating and corporate governance committee will be composed of Mr. Brust,              and             . Our board has determined that each such member of our nominating and corporate governance committee meets the requirements for independence under the listing standards for the NASDAQ Stock Market. The nominating and corporate governance committee is responsible for, among other things:

•	assisting the board in identifying prospective director nominees and recommending to the board director nominees for each annual meeting of shareholders or otherwise to fill vacancies;

•	consider any nominations of director candidates made by shareholders;

•	developing, reviewing and recommending to the board governance principles applicable to us, if so required by our board of directors;

•	overseeing the evaluation of the board of directors and its committees, if requested by the board of directors;

•	recommending members for each board committee; and

•	recommending compensation for service on our board of directors and its committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Ms. Floyd and Messrs. Brust and Ehrenpreis are the current members of our compensation committee. See “Certain Relationships and Related Party Transactions” for a summary of related party transactions involving Mr. Ehrenpreis and Ms. Floyd.

COMPENSATION DISCUSSION AND ANALYSIS

The primary goals of the compensation committee of our board of directors with respect to executive compensation are to attract and retain the most talented and dedicated executives possible, to tie annual and long-term cash and stock-based incentives to achievement of specified performance objectives, and to align executives’ incentives with shareholder value creation. To achieve these goals, the compensation committee intends to implement and maintain compensation plans that tie a substantial portion of executives’ overall compensation to key strategic goals such as raising capital, the speed of developing and constructing our production facilities, achieving production goals, and recruiting talented executives and staff. The compensation committee in 2006 evaluated individual executive performance with a goal of setting compensation at levels the committee believed were comparable to executives in other companies of similar size and stage of development operating in the alternative energy industry while taking into account our relative performance and our own strategic goals.

Our compensation committee has extensive experience with early-stage companies as well as extensive experience in serving on compensation committees of companies specializing in “clean technology” and alternative energy. In May 2007, the compensation committee also retained a compensation consultant to review our policies and procedures with respect to executive compensation.

Elements of Compensation

Our executive compensation consists of the following elements:

Base salary. Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. As we are a relatively new company, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy. However, because our industry is relatively new, we must compete with other more established industries such as petroleum and chemical companies, which may cause us to offer salaries higher than the median to strategic hires. Following this offering, base salaries will be reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Discretionary annual bonus. Prior to 2007, the compensation committee recommended and the board of directors awarded discretionary annual bonuses to our executive officers and other employees in accordance with target percentages of annual salary set forth in these employees’ offer letters. For 2006, the target bonus level for our Chief Executive Officer was 50% of base salary; for our President, 50% of base salary; for Mr. Ayrault, 50% of base salary; for Mr. Goade, 20% of base salary; and lower percentage ranges for directors, managers and others. The specific targeted bonus levels for each executive officer were determined by our compensation committee based on general consideration of the factors described above. For 2006, the compensation committee determined that 100% of the target bonus should be awarded for each of the eligible executives, pro rated for the number of months employed during 2006. The compensation committee based its decision on the following factors: success of our financing efforts during the year; progress of the Grays Harbor production facility; progress of future site selection efforts; and entry into strategic agreements such as the RCCL biodiesel purchase agreement. Our discretionary annual bonuses provide a recruitment tool and motivation to achieve our corporate and individual goals.

Beginning in 2007, the compensation committee will have the authority to award discretionary annual cash bonuses to our executive officers under the terms of our 2007 Senior Management Team Bonus Program, or Bonus Program. The Bonus Program is an annual cash bonus plan for employees serving in positions of Vice President or above, and such other individuals as designated by the compensation committee. The Bonus Program provides the potential for cash bonuses based on the achievement of specified corporate and individual performance objectives approved by the compensation committee. Awards paid to our Chief Executive Officer, President and Chief Financial Officer will be 100% tied to corporate performance objectives. All other participants are eligible to earn a portion of an award based on individual performance criteria for the participant’s particular area of responsibility. Similar to bonuses paid in the past, the actual amount of discretionary bonus will be determined by the compensation committee based on established target bonus levels. Awards will generally be paid in the first quarter following completion of a given fiscal year. The compensation committee will have the authority to award bonuses, set the terms and conditions of those bonuses and performance objectives and take all other actions necessary to administer the Bonus Plan.

For 2007, the compensation committee established the following target bonus levels at maximum 100% payout under the Bonus Program: 100% of base salary for Messrs. Tobias and Plaza; 50% of base salary for Mr. Stolzman; and 40% of base salary for Messrs. Ayrault and Goade.

The compensation committee has not determined whether it would attempt to recover bonuses from our executive officers if the performance objectives that led to the bonus determination were to be restated, or found not to have been met to the extent originally believed by the compensation committee. However, as a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws as a result of misconduct, the chief executive officer and chief financial officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of Section 304 of the Sarbanes-Oxley Act.

Other than for Mr. Goade, we have not paid any significant signing or promotion bonuses to our named executive officers, nor have we guaranteed any bonuses to our named executive officers. Mr. Goade received a $30,000 signing bonus in 2006.

Long-term incentive program. Our salary and bonus programs are intended to compensate our executive officers for short-term performance. We believe that long-term performance is achieved through an ownership culture that encourages such performance by many of our employees including our executive officers through the use of equity incentives. Our stock compensation plans have been established to provide our employees, including our executive officers, with incentives to help align those employees’ long-term interests with the interests of shareholders. In 2006 our long-term incentives consisted solely of stock option grants under our Amended and Restated 2005 Stock Option Plan. However, our executive officers have also acquired equity in us through direct investment in our common stock and in our prior preferred stock offerings. Long-term incentive awards are meant to supplement cash compensation, and ensure that our executive officers have an equity stake in our company. Following this offering we plan to provide long-term incentives through equity-based awards under our new 2007 Performance Incentive Plan and participation in our 2007 Employee Stock Purchase Plan. See “—Benefit Plans” below.

Except as described above, we have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation. However, we believe that the use of stock and stock-based awards offers the best approach to achieving our compensation goals. We have not adopted stock ownership guidelines, and, other than with respect to Messrs. Plaza and Tobias, our stock compensation plans have provided the principal method for our executive officers to acquire equity or equity-linked interests in our company. We believe that the annual aggregate value of these awards should be set near competitive median levels for comparable companies. However, due to the early stage of our business, we expect to provide a greater portion of total compensation to our executives through our stock compensation plans than through cash-based compensation.

For more information regarding stock option grants to our named executive officers as of December 31, 2006 and grants made to our named executive officers after December 31, 2006, see “—Grants of Plan-Based Awards” below.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, generally does not permit a tax deduction for compensation in excess of $1.0 million paid to the chief executive officer and the four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) of the Code so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) of the Code when it believes that such payments are appropriate to attract and retain executive talent.

Role of Executives in Executive Compensation Decisions

Historically, each element of compensation of executive officers has been recommended to the compensation committee by our Chief Executive Officer, except as to his own compensation. The amount of each element of compensation for our Chief Executive Officer is determined by the board of directors upon the recommendation of the compensation committee. The compensation committee also works with our finance and human resources departments in evaluating the financial, accounting, tax and retention implications of our various compensation programs. Neither our Chief Executive Officer nor any of our other executives participates in deliberations relating to his or her own compensation.

Stock Option Practices

We have awarded all options to purchase our common stock to executive officers at or above the fair market value of our common stock at the grant date. Following this offering, option grants will be made by our compensation committee at meetings or via written consents, and we expect that the grants will have an exercise price equal to the closing market price of our common stock on the date of grant.

As a privately-owned company, there has been no market for our common stock. Accordingly, in 2006 we had no program, plan or practice pertaining to the timing of option grants to executive officers coinciding with the release of material non public information.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our Chief Executive Officer, President, the person acting as our Chief Financial Officer, and the two other most highly compensated executive officers during the fiscal year ended December 31, 2006. We refer to these executive officers as our “named executive officers” elsewhere in this prospectus.

Name and Principal Position	Salary ($)	Bonus ($)(1)		Option Awards ($)(2)	All Other Compensation ($)		Total ($)
Martin G. Tobias	$152,308	$75,000		—	—		$227,308
Chief Executive Officer and Chairman of the Board
John P. Plaza	$177,693	$87,500		—	$1,909	(3)	$267,102
President
Jerold J. Goade	$106,346	$51,205	(4)	$7,693	—		$165,244
Vice President of Finance and Administration
David Kirkpatrick(5)	$97,788	$32,000		$13,283	$24,443	(6)	$167,514
Vice President of Business Development
Arthur D. Ayrault IV(7)	$75,000	$37,603		$24,161	—		$136,764
Vice President of International

(1)	Excluding a $30,000 signing bonus paid to Mr. Goade in 2006, the amounts otherwise represent target bonuses earned during 2006.
(2)

The amounts represent the compensation expense recognized pursuant to SFAS No. 123R for 2006. See Note 1 to our audited consolidated financial statements included in this prospectus for a discussion of all assumptions made by us in determining the SFAS 123R values of our equity awards. Our executive officers will not realize the estimated value of these awards in cash until these awards are vested and exercised or sold. The weighted-average fair value of our options granted during the year ended December 31, 2006, calculated pursuant to SFAS No. 123R, was $0.74 per share. For information regarding our valuation of option awards, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Critical Accounting Policies and Estimates—Stock-Based Compensation.”

(3)	Consists of annual health club membership dues.
(4)	Mr. Goade commenced employment with us on April 17, 2006. Amount includes prorated target bonus and a signing bonus.
(5)	Mr. Kirkpatrick’s employment terminated as of December 31, 2006.
(6)	Represents relocation expenses paid to Mr. Kirkpatrick.
(7)	Mr. Ayrault commenced employment with us on July 1, 2006. He served as a consultant from May 1, 2006 through June 30, 2006.

Employment Agreement

Martin G. Tobias

We entered into an “at will” employment agreement with Martin G. Tobias, our Chief Executive Officer, on May 23, 2005. Under his employment agreement, Mr. Tobias is entitled to receive an annual base salary of $150,000. Upon completion of this offering, this employment agreement will be superseded by the executive employment agreement discussed below under “—Executive Employment Agreement with Certain Executive Officers.”

Other than with Mr. Tobias, prior to 2007 we did not have written employment agreements with our executive officers.

Executive Employment Agreements with Certain Executive Officers

Upon consummation of this offering, we will enter into an executive employment agreement with each of Messrs. Tobias, Plaza, Stolzman, Ayrault, Goade, Noyes and Warner and Ms. Orenstein. Each executive employment agreement will set forth such officer’s current annual base salary, which for Mr. Tobias is $300,000, Mr. Plaza is $275,000, Mr. Stolzman is $250,000, Messrs. Ayrault, Goade and Noyes is $200,000, Ms. Orenstein is $200,000 and Mr. Warner is $150,000. The executive employment agreement will entitle each officer to receive medical benefits, as well as fringe benefits provided to our senior executives.

Each officer is an “at will” employee and may terminate employment with us at any time. Similarly, we can terminate such officer’s employment at any time, with or without cause.

Grants of Plan-Based Awards

Set forth below is information regarding awards granted to our named executive officers during 2006. All equity grants were made under our Amended and Restated 2005 Stock Option Plan.

2006 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)	Exercise Base Price of Option Awards ($/share)(1)	Grant Date Fair Value of Option Awards ($)(2)
Martin G. Tobias	—	$75,000	—	—	—
John P. Plaza	—	$87,500	—	—	—
Jerold J. Goade	5/11/2006	—	124,628	$0.5797	$43,535
	—	$21,205	—	—	—
David Kirkpatrick(3)	5/11/2006	—	234,256	$0.5797	$81,829
Arthur D. Ayrault IV	5/11/2006	—	249,256	$0.5797	$144,568
	—	$37,603	—	—	—

(1)

The exercise price for these options was determined by our board of directors based on an approximation of the fair market value of our common stock on the date of grant based on several factors, including previous sales of our Series A and B redeemable convertible preferred stock, the implementation of our business strategy, and the achievement of significant quantitative and qualitative milestones. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Critical Accounting Policies and Estimates—Significant factors, assumptions, and methodologies used in determining the fair value of our common stock.”

(2)	These amounts represent the grant date fair value of the awards pursuant to SFAS No. 123R. See Note 1 to our audited consolidated financial statements for a discussion of all assumptions made by us in determining the SFAS 123R values of our equity awards. These options vest at the rate of 25% following the first anniversary of the grant date, and in monthly installments thereafter for the subsequent three years.
(3)	Mr. Kirkpatrick’s employment terminated as of December 31, 2006 and his options were forfeited at such time.

The following table summarizes the outstanding equity awards held by each of our named executive officers as of December 31, 2006.

Outstanding Equity Awards at 2006 Fiscal Year-End

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date
Martin G. Tobias	540,000	540,000	(1)	$0.50	6/9/2015
John P. Plaza	—	—		—	—
Jerold J. Goade	—	124,628	(2)	$0.5797	4/16/2016
David Kirkpatrick(3)	—	—		—	—
Arthur D. Ayrault IV	—	249,256	(2)	$0.5797	4/30/2016

(1)	These stock options vest in equal monthly installments of 30,000 shares per month over three years. Vesting is accelerated upon a change in control of us. Upon termination for cause, all options will be immediately forfeited. Upon termination due to death or disability, vested options will remain exercisable for the earlier of twelve months or their earlier expiration date, and unvested options will be forfeited. For all other terminations, vested options will remain exercisable for the earlier of three months or their earlier expiration date, and unvested options will be forfeited.
(2)	These stock options vest 25% on the first anniversary of the date of grant, and monthly thereafter in equal installments for the next three years following the grant date. Vesting is accelerated upon a change in control of us. Upon termination for cause, all options will be immediately forfeited. Upon termination due to death or disability, vested options will remain exercisable for the earlier of twelve months or their earlier expiration date, and unvested options will be forfeited. For all other terminations, vested options will remain exercisable for the earlier of three months or their earlier expiration date, and unvested options will be forfeited.
(3)	Mr. Kirkpatrick’s employment terminated as of December 31, 2006 and his options were forfeited at such time.

In March 2007, Mr. Stolzman, our Chief Financial Officer, and Mr. Goade, our Vice President of Finance and Administration, were granted options to purchase up to 250,000 and 25,000 shares of common stock, respectively, under the Amended and Restated 2005 Stock Option Plan at an exercise price of $13.00 per share. These options vest 25% on the first anniversary of the date of hire, in the case of Mr. Stolzman, and the date of grant, in the case of Mr. Goade, and monthly thereafter in equal installments for the next three years following such date. The exercise price for these options was determined by our board of directors based on an approximation of the fair market value of our common stock on the date of grant after taking into account, among other things, the last price at which our capital stock was sold to an outside investor in an arms-length transaction, recent business activities, the liquidation preference attributable to our redeemable convertible preferred stock, and our current and budgeted short-term cash positions.

Option Exercises and Stock Vested

There have been no exercises of stock options, stock appreciation rights or similar instruments, or vesting of stock, restricted stock, restricted stock units or similar instruments, by our named executive officers during the last fiscal year.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. The compensation committee, which will be composed solely of “outside directors” as defined for purposes of Section 162(m) of the Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

Potential Payments Upon Termination or Change in Control

We are not obligated to make any cash payment to any of our named executive officers on the termination of employment for any reason. We do not provide any medical continuation or death or disability benefits for any of our executive officers that are not also available to our employees. Messrs. Tobias, Stolzman, Goade and Ayrault hold options that would vest in full upon any change in control. We are not obligated to make any other payments on a change in control. Assuming a change in control had taken place on December 31, 2006, the following individuals would have been entitled to change in control payments related to their stock options in the amounts set forth opposite their name:

Value of Accelerated Equity and Performance Awards(1)
Martin G. Tobias	$
Marc D. Stolzman
Jerold J. Goade
Arthur D. Ayrault IV

(1)	Based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

Director Compensation

We paid no compensation to our non-employee directors during 2006 other than the reimbursement of their actual out-of-pocket expenses for attending meetings.

Upon first becoming a non-employee director, a director will receive restricted stock valued at $150,000 that will vest in 36 equal monthly installments. Each new non-employee director also will annually receive a restricted stock grant valued at $50,000 that will vest according to the same 36-month schedule. Each new non-employee director will receive an annual retainer of $40,000. In addition, each new non-employee director will receive $2,500 per meeting of the board of directors attended in person, and each committee chair will receive an additional annual retainer of $10,000.

Benefit Plans

Amended and Restated 2005 Stock Option Plan

Our Amended and Restated 2005 Stock Option Plan was adopted by our board of directors and approved by our shareholders in December 2005 and provides for the grant of stock options and restricted stock grants to our directors, employees and consultants. As of June 30, 2007, options to purchase 3,063,837 shares of our common stock at a weighted-average exercise price of $5.61 per share were outstanding under our Amended and Restated 2005 Stock Option Plan. Our Amended and Restated 2005 Stock Option Plan will terminate upon the effective date of our 2007 Performance Incentive Plan. However, any outstanding options granted under our Amended and Restated 2005 Stock Option Plan will remain outstanding and subject to the terms of such plan and related stock option agreements until they are exercised or until they terminate or expire by their terms.

Our Amended and Restated 2005 Stock Option Plan provides for the grant of both incentive stock options that qualify for favorable tax treatment under Section 422 of the Code and nonqualified stock options, both of which have maximum permitted terms of ten years. Incentive stock options may be granted only to employees of Imperium Renewables, Inc., while nonqualified stock options may be granted to our employees, employees of affiliates and consultants. The exercise price of incentive stock options may not be less than the fair market value of our common stock on the date of grant. Prior to the completion of this offering, the exercise price of nonstatutory stock options could not be less than 85% of the fair market value of our common stock on the date of grant. In the case of 10% shareholders, the exercise price of incentive and nonstatutory stock options may not be less than 110% of the fair market value of our common stock on the date of grant.

In the event of a change in control of us, the Amended and Restated 2005 Stock Option Plan also provides that all outstanding options will, to the extent not assumed or substituted by the successor entity, immediately vest in full and become exercisable prior to such change in control and options that remain unexercised shall terminate on the consummation of the change in control.

Historically, stock option grants under the Amended and Restated 2005 Stock Option Plan were made at the discretion of our board of directors and, in appropriate circumstances, with recommendations from our executive officers, including Martin G. Tobias, our Chief Executive Officer, and John P. Plaza, our President. Stock options granted by us have an exercise price equal to the fair market value of our common stock on the day of grant, typically vest 25% after one year and monthly thereafter over an additional three years from the date of hire for initial grants based upon continued employment, and generally expire ten years after the date of grant.

2007 Performance Incentive Plan

In May 2007 our board of directors adopted, and in July 2007 our shareholders approved, our 2007 Performance Incentive Plan, or the Incentive Plan. The Incentive Plan will become effective upon the effectiveness of this offering.

The Incentive Plan is intended to make available incentives that will assist us to attract, retain and motivate employees, consultants and members of the board of directors, whose contributions are essential to our success. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares and units, deferred compensation awards, other cash-based or stock-based awards and non-employee director awards.

A total of 2,000,000 shares of our common stock will initially be authorized and reserved for issuance under the Incentive Plan, plus such additional number of shares as are subject to outstanding options under our Amended and Restated 2005 Stock Option Plan as of the date of the plan’s termination that expire or otherwise terminate under the Amended and Restated 2005 Stock Option Plan without having been exercised in full. This initial authorization will increase automatically on January 1, 2008 and each subsequent anniversary through January 1, 2017 by an amount equal to the lesser of 1% of the number of shares of common stock issued and outstanding on December 31 of the prior year, or 500,000 shares. Alternatively, our board of directors can act prior to January 1 of each year to increase the share reserve by a lesser amount.

The administrator of our Incentive Plan will be the compensation committee of our board of directors. The administrator has the sole authority to construe and interpret the terms of the Incentive Plan and awards granted under it. Subject to the provisions of the Incentive Plan, the administrator has the discretion to determine the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. The compensation committee may increase the discretionary annual bonus paid to our executive officers. The actual amount of discretionary bonus is determined following a review of each executive’s individual performance and contribution to our strategic goals conducted during the first quarter of each fiscal year. The compensation committee has not fixed a maximum payout for any officers’ annual discretionary bonus.

Our employees and consultants are eligible to receive grants of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units and performance shares or units under the Incentive Plan, while only employees are eligible to receive incentive stock option awards. For all options granted under the Incentive Plan, the exercise price may not be less than the fair market value of a share of our common stock on the date of grant. Deferred compensation awards may be granted only to officers, directors or members of a select group of highly compensated employees. Non-employee director awards may be granted only to members of the board of directors who are not our employees or any affiliate of ours. These awards may be granted in the form of nonstatutory stock options, stock appreciation rights, restricted stock or restricted stock units. Non-employee director awards are limited to no more than 75,000 shares in any fiscal year, except that this limit may be increased on the basis of the attainment of certain milestones, including the individual’s initial appointment or election to the board of directors, service as the chairman or lead director of the board of directors, service on a committee of the board of directors, and service as chairman on a committee of the board of directors.

In the event of certain changes in control of us, stock options and stock appreciation rights outstanding under the Incentive Plan may be assumed or substituted by the successor entity. Any stock options or stock appreciation rights that are not assumed in connection with a change in control or exercised prior to a change in control will terminate without further action by the administrator. However, the administrator may choose to:

•	accelerate the vesting and exercisability of any or all outstanding options and stock appreciation rights upon such terms as it determines; or

•	cancel each or any outstanding option or stock appreciation right in exchange for a payment to the holder with respect to each share.

In the event of a change in control, the administrator may also, in certain cases, choose to accelerate the vesting and/or settlement of any restricted stock award, restricted stock unit award, performance share or performance unit award, deferred compensation award, or cash-based or other stock-based award upon such conditions as it determines. In addition, the vesting of all non-employee director awards will, to the extent not assumed or substituted, automatically be accelerated in full upon a change in control.

The Incentive Plan will continue in effect until it is terminated by the administrator; provided, however, that all awards will be granted, if at all, within ten years of the effective date of the Incentive Plan. The administrator may amend, suspend or terminate the Incentive Plan at any time; provided that without shareholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options or effect any other change that would require shareholder approval under any applicable law or listing rule. Amendment, suspension or termination of the Incentive Plan may not adversely affect any outstanding award without the consent of the participant, unless such amendment, suspension or termination is necessary to comply with any applicable law, regulation or rule.

2007 Employee Stock Purchase Plan

In May 2007 our board of directors adopted, and in July 2007 our shareholders approved, our Employee Stock Purchase Plan, or ESPP. The ESPP will become effective upon the effectiveness of this offering.

A total of 500,000 shares of our common stock will be made available for sale under the ESPP. This initial authorization will increase automatically on January 1, 2008 and each subsequent anniversary through January 1, 2017 by an amount equal to the smaller of 1% of the number of shares of common stock issued and outstanding on December 31 of the prior year, or 100,000 shares. Alternatively, our board of directors can act prior to January 1 each year to increase the share reserve by a lesser amount determined by the compensation committee of the board of directors. Appropriate adjustments will be made to the number of authorized shares and other numerical limits in the ESPP and in outstanding purchase rights to prevent dilution or enlargement of participants’ rights in the event of certain changes to our capital structure. Our board of directors or a committee of our board of directors will administer the ESPP. Our board of directors or our administering committee will have full and exclusive authority to interpret the terms of the ESPP and determine eligibility.

All of our employees are eligible to participate in the ESPP if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not participate in the ESPP if, as a result of participating, the employee would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock. In addition, no employee may participate in the ESPP at a rate that would enable the employee to purchase more than $25,000 worth of stock for each calendar year.

Our ESPP is intended to qualify under Section 423 of the Code and provides for six-month offering periods. The offering periods generally start on the first trading day on or after July 1st and January 1st of each year, except for the first offering period, which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after December 31, 2007.

Our ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s base salary, wages, overtime and shift premium pay and commissions, but excludes payments of incentive compensation, bonuses and other compensation.

Accumulated payroll deductions are used to purchase shares of our common stock at the end of each offering period. For each offering period, the purchase price is 95% of the fair market value of our common stock on the purchase date. Participants may end their participation at any time during an offering period, and will be refunded in their accumulated payroll deductions for such offering period. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of our “change in control,” a successor entity may assume or substitute for rights to participate in the ESPP. If the successor entity refuses to assume or substitute for the outstanding participation rights, the offering period then in progress will be shortened and a new end of offering period date will be set prior to the effective date of the change in control transaction.

Our ESPP may be terminated by our board of directors or an administering committee at any time. The board of directors or such a committee has the authority to amend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

Other Benefit Plans

Our employees, including our executive officers, are entitled to various employee benefits. These benefits include the following: medical and dental care plans; flexible spending accounts for healthcare; a 401(k) plan; and paid time off.

401(k) Plan

Beginning January 1, 2007, our eligible employees have been offered the right to participate in a 401(k) Plan administered by our compensation committee through a third party financial services firm. We currently do not offer any matching contributions to the employee contributions made under this plan.

Limitation of Liability and Indemnification

Our articles of incorporation provide that we will indemnify our directors and officers to the fullest extent permitted by the Washington Business Corporation Act, including instances in which indemnification is otherwise discretionary under the law. Our articles of incorporation provide that we will indemnify our officers and directors against liability incurred by them as a result of their performance of services requested by our company, and will advance to them reasonable expenses towards the defense of any such proceeding brought against them, except in any case in which liability results from:

•	acts or omissions adjudged to have involved intentional misconduct, a knowing violation of law or an unlawful distribution; or

•	any transaction in which the director or officer is adjudged to have personally received a benefit in money, property or services to which he or she is not legally entitled.

Our articles of incorporation also limit our directors’ liability to us and our shareholders for monetary damages incurred in their capacity as a director to liability resulting from the same acts or omissions or transactions described above.

Our articles of incorporation also provide that we may purchase and maintain liability insurance on behalf our directors, officer, employees, and agents. We currently maintain a liability insurance policy pursuant to which our directors and officers may be indemnified against liability incurred as a result of serving in their capacities as directors and officers.

Prior to completion of the offering, we intend to enter into shareholder-approved indemnification agreements with each of our directors and officers to provide additional contractual assurances regarding the scope of the indemnification provided for in our articles of incorporation and to provide additional procedural protections. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers.

At present we are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents in their capacity as such, for which indemnification will be required or permitted. In addition, we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since March 5, 2004, our date of inception, we have engaged in the following transactions with our executive officers, directors and holders of 5% or more of our capital stock, and their affiliates.

Prior to 2007, we did not have a formal policy regarding the review and approval of related-party transactions. All of the transactions set forth below were approved by a majority of our board of directors. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties. As described above under “Management—Committees of the Board of Directors,” beginning in 2007 the audit committee will review and approve any related-party transactions.

Sale of Preferred Stock

In December 2005, we sold an aggregate of 2,282,584 shares of our Series A redeemable convertible preferred stock at $1.3143 per share for an aggregate purchase price of approximately $3.0 million to Nth Power Clean Energy Fund, L.P. and Nth Power Technologies Fund II-A, L.P., which entities are affiliated with Nancy C. Floyd, one of our directors. These two affiliated entities together hold 5% or more of our capital stock.

In October 2006, we sold an aggregate of 573,162 shares of our Series B redeemable convertible preferred stock at $13.0853 per share for an aggregate purchase price of approximately $7.5 million to Technology Partners Fund VII, L.P. and Technology Partners Affiliates VII, L.P., which entities are affiliated with Ira M. Ehrenpreis, one of our directors. These two affiliated entities together hold 5% or more of our capital stock. In October 2006 and February 2007, we sold an aggregate of 165,243 shares of our Series B redeemable convertible preferred stock at $13.0853 per share for an aggregate purchase price of approximately $2.2 million to Nth Power Clean Energy Fund, L.P. and Nth Power Technologies Fund II-A, L.P.

Investor Rights Agreement

In connection with the sale of our Series B redeemable convertible preferred stock, we entered into an investor rights agreement with certain of our shareholders, which agreement provides such shareholders certain rights to request us to register their securities under the Securities Act. Parties to this agreement include: Technology Partners Fund VII, L.P., Technology Partners Affiliates VII, L.P., Nth Power Clean Energy Fund, L.P. and Nth Power Technologies Fund II-A, L.P.; Odyssey Biofuels, LLC, which entity is affiliated with John P. Plaza, one of our directors and executive officers, and which holds 5% or more of our capital stock; Martin G. Tobias, one of our directors, an executive officer, and holder of 5% or more of our capital stock; and IOA LLC, a holder of 5% or more of our capital stock. As of June 30, 2007, the holders of 16,978,703 shares of our common stock were entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.” The agreement also provides the holders of our redeemable convertible preferred stock with the right to receive certain financial information as well as other rights, all of which rights, other than registration rights, terminate immediately prior to the consummation of this offering.

Other Agreements

Pursuant to a voting agreement originally entered into in December 2005 and most recently amended and restated in February 2007 by and among us and certain of our shareholders, Nancy C. Floyd, Ira M. Ehrenpreis, Martin G. Tobias and John P. Plaza have each been elected to serve as members on our board of directors, and, as of the date of this prospectus, continue to so serve. Pursuant to the voting agreement, the holders of our common stock are entitled to nominate two members to our board of directors, and the holders of our Series A and Series B redeemable convertible preferred stock are entitled to nominate two members to our board of directors, as designated by Nth Power Clean Energy Fund, L.P. and Nth Power Technologies Fund II-A, L.P. and by Technology Partners Fund VII, L.P. and Technology Partners Affiliates VII, L.P., respectively. Additionally, the holders of our common stock and Series A and Series B redeemable convertible preferred stock are entitled to nominate one independent member to our board of directors by mutual agreement. We also entered into a right of first refusal and co-sale agreement with holders of our common and redeemable convertible preferred stock pursuant to which such holders have the right to purchase and/or sell shares of our capital stock in the event of proposed sales by another party to this agreement. These agreements and the rights provided therein terminate upon consummation of this offering.

Notes and Warrants

In connection with the sale of our Series A redeemable convertible preferred stock, in August 2005 we issued and sold convertible promissory notes to Nth Power Clean Energy Fund, L.P. and Nth Power Technologies Fund II-A, L.P. for an aggregate principal amount of $250,000, which accrued interest at 10% per annum and which converted with $9,041 of accrued interest into 446,853 shares of common stock at $0.5797 per share in December 2005. In connection with the sale of our Series B redeemable convertible preferred stock, in October 2006 we issued and sold convertible promissory notes for an aggregate principal amount of $500,000, which accrued interest at 8% per annum and that were repaid with $9,863 of accrued interest in January 2007, and warrants to purchase up to 54,762 shares of our common stock at an exercise price of $0.01 per share to Nth Power Clean Energy Fund, L.P. and Nth Power Technologies Fund II-A, L.P. In addition, in connection with the sale of our Series B redeemable convertible preferred stock in October 2006, we issued and sold convertible promissory notes for an aggregate principal amount of $3,500,000, which accrued interest at 8% per annum and that were repaid with $69,041 of accrued interest in January 2007, and warrants to purchase up to 280,183 shares of our common stock at an exercise price of $0.01 per share to Technology Partners Fund VII, L.P. and Technology Partners Affiliates VII, L.P.

Stock Option

In January 2007, we granted an option to TP Management VII, LLC, an entity affiliated with Mr. Ehrenpreis, Technology Partners Fund VII, L.P. and Technology Partners Affiliates VII, L.P., to purchase 100,000 shares of common stock at an exercise price of $6.50 per share.

IOA Agreement

We hired a third party contractor, IOA LLC, to provide certain construction and engineering services related to our production facility in Seattle, Washington, between March 2004 and December 2004. In settlement of $250,000 due for such services, IOA LLC accepted an interest in our subsidiary, Seattle Biodiesel LLC, which was then converted into 3,000,000 shares of our common stock, which made IOA LLC a holder of 5% or more of our capital stock. In 2005 and 2006, we engaged IOA LLC to provide additional construction services for our Seattle production facility, for which we paid approximately $210,000 and $199,000 during the years ended December 31, 2005 and 2006, respectively. The four members of IOA LLC are also owners of Sabyr Contractors, Inc., which we have engaged to act as the “owner’s representative” for construction of our Grays Harbor production facility. The payment amount under the contract for their services as owner’s representative is on a time and materials basis and we expect the total payment amount to be approximately $300,000.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth, as of June 30, 2007, information regarding beneficial ownership of our capital stock by the following:

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of any class of our voting securities;

•	each of our current directors and proposed directors;

•	each of our named executive officers;

•	all current directors and executive officers as a group; and

•	each of the selling shareholders.

Beneficial ownership is determined according to the rules of the SEC. Beneficial ownership means that a person has or shares voting or investment power of a security, and includes shares underlying options and warrants that are currently exercisable or exercisable within 60 days after the measurement date. This table is based on information supplied by officers, directors and principal and selling shareholders. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

Unless otherwise indicated, we deem shares of common stock subject to options and warrants that are exercisable within 60 days of June 30, 2007 to be outstanding and beneficially owned by the person holding the options and warrants for the purpose of computing percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the ownership percentage of any other person.

The percentage of shares beneficially owned before the offering is based on 31,929,733 shares of our common stock outstanding as of June 30, 2007, assuming conversion of all outstanding shares of our redeemable convertible preferred stock into an equal number of shares of common stock, but in accordance with the rules of the SEC, assuming no exercise of outstanding warrants or options. The percentage of shares beneficially owned after the offering is based on             shares of common stock outstanding after the closing of the offering, assuming no exercise of the underwriters’ over-allotment option. The percentage of shares beneficially owned after the offering assuming full exercise of the over-allotment option is based on             shares of common stock outstanding after the closing of the offering.

Unless otherwise indicated, the address for each person or entity named below is c/o Imperium Renewables, Inc., 1741 First Avenue South, Third Floor, Seattle, Washington 98134.

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After Offering Assuming No Exercise of Over-Allotment Option			Shares Offered in Over- Allotment Option	Shares Beneficially Owned After Offering Assuming Full Exercise of Over-Allotment Option
	Number	Percent	Number	Percent		Number	Number	Percent
Odyssey Biofuels LLC(1)	7,356,996	23.0%			%				%
4130 S.W. Monroe Street
Seattle, Washington 98136
Entities affiliated with Technology Partners(2)	3,996,790	12.5%			%				%
550 University Avenue
Palo Alto, California 94301
IOA LLC(3)	2,827,497	8.9%			%				%
3852 S. 66th Street
Tacoma, Washington 98409
Entities affiliated with Nth Power(4)	2,949,442	9.2%			%				%
50 California Street, Suite 840
San Francisco, California 94111
Entities affiliated with BlackRock(5)	2,674,756	8.4%			%				%
33 King William Street London EC4R9A5, England
John P. Plaza(6)	7,556,996	23.7%			%				%
Ira M. Ehrenpreis(7)	3,996,790	12.5%			%				%
550 University Avenue
Palo Alto, California 94301
Nancy C. Floyd(8)	2,949,442	9.2%			%				%
50 California Street, Suite 840
San Francisco, California 94111
Martin G. Tobias(9)	2,574,000	7.9%			%				%
Arthur D. Aryault IV(10)	77,892	*			%				%
Jerold J. Goade(11)	41,542	*			%				%
Robert H. Brust(12)	0	*		*				*
David Kirkpatrick(13)	0	*		*				*
Marc D. Stolzman	0	*		*				*
V. Paul Unruh(14)	0	*		*				*
All directors and executive officers as a group (13 persons)(15)	17,221,662	53.7%			%				%

Other Selling Shareholders
Seattle City Employees’ Retirement System(16)	1,018,929	3.2%			%				%
Entities associated with Robeco Alternative Investments(17)	905,801	2.8%			%				%
Entities associated with Capricorn Management, LLC(18)	812,587	2.5%			%				%
Stark Biodiesel Investments I, Ltd.(19)	764,196	2.4%			%				%
Silver Point Capital Fund, LP(20)	509,464	1.6%			%				%
Entities associated with Treaty Oak Capital Management(21)	509,463	1.6%			%				%

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After Offering Assuming No Exercise of Over-Allotment Option			Shares Offered in Over- Allotment Option	Shares Beneficially Owned After Offering Assuming Full Exercise of Over-Allotment Option
	Number	Percent	Number	Percent		Number	Number	Percent
Jabe Blumenthal(22)	413,474	1.3%			%				%
Meadow Point, LLC(23)	396,223	1.2%			%				%
Peter Saladino(24)	396,223	1.2%			%				%
Richard and Susan Fade	378,973	1.2%			%				%
Southwest Financial Exchange LLC(25)	296,456	*			%				%
The Environmental Agency Active Pension Fund(26)	213,670	*			%				%
Vulcan Capital Venture Capital I LLC(27)	196,781	*			%				%
Daniel Kerns and Cynthia Zappone	193,307	*			%				%
Evans Renewable Holdings LLC(28)	191,054	*			%				%
Finn M.W. Caspersen	189,486	*			%				%
Mercury Capital LLC(29)	103,369	*			%				%
Entities associated with Sound Energy Partners, Inc.(30)	101,892	*			%				%
Gerald Grinstein	94,744	*			%				%
Keith Grinstein	94,744	*			%				%
Thomas Hughes	94,744	*			%				%
Linda Stone	94,744	*			%				%
Sugar Mountain Capital LLC(31)	94,744	*			%				%
Entities associated with Straus Partners(32)	76,421	*			%				%
William L. Heston	75,794	*			%				%
Brad Silverberg	55,196	*			%				%
Alexandra Loeb and Ethan Meginnes(33)	51,685	*			%				%
Christian and Kelly Eyerman	47,372	*			%				%
Todd Shaver	47,372	*			%				%
Stuart Ellman(34)	15,283	*			%				%
John Connors(35)	10,189	*			%				%

*	Less than one percent (1%).
(1)	Mr. Plaza, as managing member, has sole voting and investment power with respect to such shares.
(2)	Consists of 3,662,984 shares held by Technology Partners Fund VII, L.P., 233,806 shares held by Technology Partners Affiliates VII, L.P., and 100,000 shares issuable upon the exercise of a stock option issued outside of our Amended and Restated 2005 Stock Option Plan to TP Management VII, LLC (collectively, “Technology Partners”). TP Management VII, LLC is the general partner of both Technology Partners Fund VII, L.P. and Technology Partners Affiliates VII, L.P. The managing members of TP Management VII, LLC are Mr. Ehrenpreis, John E. Ardell, Jim Glasheen, Sheila Mutter and Roger Quy, who possess shared voting and investment power. Each of the managing members of TP Management VII, LLC disclaims beneficial ownership of the shares held by Technology Partners except to the extent of his or her pecuniary interest therein.
(3)	Karen Say, as managing member, shares voting and investment power over the shares with members Michael McAloon, Michael Muller and Winfield Brown.
(4)	Consists of 2,654,498 shares held by Nth Power Technologies Fund II-A, L.P. (“Nth Power Technologies”) and 294,944 shares held by Nth Power Clean Energy Fund, L.P. (“Nth Power Clean Energy,” and together with Nth Power Technologies, “Nth Power”). The general partner of Nth Power Technologies is Nth Power Management II-A, LLC, whose managing member is Nth Power LLC. The general partner of Nth Power Clean Energy is Nth Power Management CEF, LLC, whose managing member is also Nth Power LLC. The managing directors of Nth Power LLC are Ms. Floyd, Bryant J. Tong and Tim Woodward, who possess shared voting and investment power. Each of the managing directors of Nth Power LLC disclaims beneficial ownership of the shares held by Nth Power except to the extent of his or her pecuniary interest therein.
(5)

Consists of 2,521,913 shares held by Merrill Lynch International Investment Funds New Energy Fund (“MLIIF New Energy Fund”) and 152,843 shares held by BlackRock Natural Resources Fund (together, the “BlackRock” entities). BlackRock Investment Management (UK) Limited acts as the Investment Advisor to the MLIIF New Energy Fund and possesses sole voting and investment power with respect to the shares held by MLIIF New Energy Funds. BlackRock Investment Management International Limited acts as the Investment Manager for the BlackRock Natural Resources Fund and possesses sole voting and investment power with respect to the shares held by BlackRock Natural Resources Fund.

(6)	Includes 7,356,996 shares held by Odyssey Biofuels, LLC (“Odyssey”), of which Mr. Plaza, as managing member, has sole voting and investment power, and 200,000 shares held by the Plaza 2007 Annuity Trust I (the “Plaza Trust”), of which Mr. Plaza, as trustee, has sole voting and investment power. Mr. Plaza disclaims beneficial ownership of the shares held by Odyssey and the Plaza Trust except to the extent of his pecuniary interest therein. Mr. Plaza is our President and a member of our board of directors.
(7)	Includes 3,996,790 shares, 100,000 of which are issuable upon exercise of an option issued outside of our Amended and Restated 2005 Stock Option Plan, held by Technology Partners, of which Mr. Ehrenpreis, as a managing member of the general partner of the Technology Partners entities, has shared voting and investment power. Mr. Ehrenpreis disclaims beneficial ownership of the shares held by Technology Partners except to the extent of his pecuniary interest therein.
(8)	Includes 2,949,442 shares held by Nth Power, of which Ms. Floyd, as a managing director of the managing member of the general partners of the Nth Power entities, has shared voting and investment power. Ms. Floyd disclaims beneficial ownership of the shares held by Nth Power except to the extent of her pecuniary interests therein.
(9)	Includes 780,000 shares issuable pursuant to stock options exercisable within 60 days after June 30, 2007. Includes 46,154 shares owned by Finn Tobias GST Exempt Trust, of which Mr. Tobias, as a co-trustee, along with Alex Landes, possess voting and investment power, and 225,000 shares held by the Pipeline 2007 Trust I, of which Mr. Tobias, as trustee, possesses voting and investment power. Mr. Tobias disclaims beneficial ownership of the shares held by the Finn Tobias GST Exempt Trust and the Pipeline 2007 Trust I except to the extent of his pecuniary interest therein. Mr. Tobias is our Chief Executive Officer and a member of our board of directors.
(10)	Includes 77,892 shares issuable pursuant to stock options exercisable within 60 days after June 30, 2007.
(11)	Includes 41,542 shares issuable pursuant to stock options exercisable within 60 days after June 30, 2007.
(12)	Upon approval by our board of directors, Mr. Brust will be issued 7,500 shares of our common stock, subject to certain rights of repurchase by us.
(13)	Mr. Kirkpatrick’s employment terminated as of December 31, 2006.
(14)	Upon approval by our board of directors, Mr. Unruh will be issued 7,500 shares of our common stock, subject to certain rights of repurchase by us.
(15)	Consists of shares beneficially owned by all executive officers and directors as a group, as well as 18,750 shares issuable to Jane A. Orenstein, and 6,250 shares issuable to Mark E. Warner, upon the exercise of options exercisable within 60 days after June 30, 2007.
(16)	Includes 254,713 shares issuable upon the exercise of warrants. Richard McIver, Dwight Dively, Mark McDermott, Lou Walter, Mary Norris, Rod Rich and Frank Matthews, as members of the Board of Administration of the Seattle City Employees’ Retirement System, have shared voting and investment power. The Board of Administration, Ms. Norris and Messrs. McIver, Dively, McDermott, Walter, Rich and Matthews disclaim beneficial ownership of the shares held by Seattle City Employees’ Retirement System except to the extent of their pecuniary interest therein.
(17)	Consists of 267,475 shares and 105,501 shares issuable upon the exercise of warrants held by RSPE C.V. (“RSPE”), 244,549 shares and 96,459 shares issuable upon the exercise of warrants held by Stichting Custody Master Clean Tech II (EUR) (“Stichting EUR”) and 137,559 shares and 54,258 shares issuable upon the exercise of warrants held by Stichting Custody Master Clean Tech II (USD) (“Stichting USD,” together with RSPE and Stichting EUR, the “Robeco Alternative Investment Funds”). Volker Wijtzes, Sander van Eijkern and Nicolaas Franciscus Molenaar, as Directors of Robeco Institutional Asset Management B.V., the authorized agent for the Robeco Alternative Investment Funds, possess voting and investment power. Messrs. Wijtzes, van Eijkern and Molenaar disclaim beneficial ownership of the shares held by the Robeco Alternative Entity Funds, except to the extent of their pecuniary interest therein.
(18)	Consists of 504,383 shares and 257,260 shares issuable upon the exercise of warrants held by Pacific Sequoia Holdings LLC (“Pacific Sequoia”), 19,105 shares and 6,367 shares issuable upon the exercise of warrants held by Skoll Foundation and 19,105 shares and 6,367 shares issuable upon the exercise of warrants held by The Skoll Fund. Stephen J. George, John Jonson, Ion Yadigaroglu and James G.B. DeMartini, III, as managers of Pacific Sequoia, possess voting and investment power. Messrs. George, Jonson, Yadigaroglu and DeMartini disclaim beneficial ownership of the shares held by Pacific Sequoia except to the extent of their pecuniary interests therein. Messrs. George, Jonson and DeMartini, as managers of Skoll Foundation and The Skoll Fund, possess voting and investment power. Messrs. George, Jonson and DeMartini disclaim beneficial ownership of the shares held by Skoll Foundation and The Skoll Fund except to the extent of their pecuniary interests therein.
(19)	Includes 191,034 shares issuable upon the exercise of warrants. Brian J. Stark and Michael A. Roth possess shared voting and investment power. Messrs. Stark and Roth disclaim beneficial ownership of the shares held by Stark Biodiesel Investments I, Ltd. except to the extent of their pecuniary interests therein.
(20)	Includes 127,356 shares issuable upon the exercise of warrants. Silver Point Capital, L.P. (“Silver Point”) acts as the investment manager for the Silver Point Capital Fund, L.P. (the “SP Fund”) and Silver Point Capital Management, LLC (“SP Management”) is the general partner of Silver Point. Messrs. Edward A. Mule and Robert J. O’Shea, as the members of SP Management, possess voting and investment power. Silver Point, SP Management and Messrs. Mule and O’Shea disclaim beneficial ownership of the shares held by the SP Fund except to the extent of their pecuniary interests therein.
(21)	Consists of 184,184 shares and 61,388 shares issuable upon the exercise of warrants held by Treaty Oak Ironwood, 159,713 shares and 53,232 shares issuable upon the exercise of warrants held by Treaty Oak Master Fund and 38,211 shares and 12,735 shares issuable upon the exercise of warrants held by Treaty Oak Acorn (collectively, “Treaty Oak”). John Myers and Aaron Stanley, as investment managers of the Treaty Oak funds, possess voting and investment power. Messrs. Myers and Stanley disclaim beneficial ownership of the shares held by the Treaty Oak funds except to the extent of their pecuniary interests therein.

(22)	Includes 34,501 shares issuable upon the exercise of warrants.
(23)	Includes 17,250 shares issuable upon the exercise of warrants. Frank Firmani, as managing member, possesses voting and investment power. Mr. Firmani disclaims beneficial ownership of the shares held by Meadow Point, LLC except to the extent of his pecuniary interest therein.
(24)	Includes 17,250 shares issuable upon the exercise of warrants.
(25)	Includes 3,056 shares issuable upon the exercise of warrants. Art Cervantes, as managing member, possesses voting and investment power. Mr. Cervantes disclaims beneficial ownership of the shares held by Southwest Financial Exchange LLC except to the extent of his pecuniary interest therein.
(26)	Includes 60,287 shares issuable upon the exercise of warrants. Volker Wijtzes, Sander van Eijkern and Nicolaas Franciscus Molenaar, as Directors of Robeco Institutional Asset Management B.V., the authorized agent for The Environment Agency Active Pension Fund (“EAP”), possess voting and investment power. Messrs. Wijtzes, van Eijkern and Molenaar disclaim beneficial ownership of the shares held by EAP.
(27)	Paul Allen is the sole stockholder of Vulcan Capital Venture Holdings Inc., the manager of Vulcan Capital Venture Capital Management I LLC, the manager of Vulcan Capital Venture Capital I LLC, and as such possesses sole voting and investment power. Mr. Allen disclaims beneficial ownership of the shares held by Vulcan Capital Venture Capital I LLC except to the extent of his pecuniary interest therein.
(28)	Danny L. Evans, as manager, possesses voting and investment power. Mr. Evans disclaims beneficial ownership of the shares held by Evans Renewable Holdings LLC except to the extent of his pecuniary interest therein.
(29)	Includes 8,625 shares issuable upon the exercise of warrants. Charles Brighton, as manager, possesses voting and investment power. Mr. Brighton disclaims beneficial ownership of the shares held by Mercury Capital LLC except to the extent of his pecuniary interest therein.
(30)	Consists of 35,762 shares and 11,919 shares issuable upon the exercise of warrants held by Southport Energy Alternatives Fund, L.P., 21,614 shares and 7,203 shares issuable upon the exercise of warrants held by Southport Energy Alternatives SPV Fund, L.P. and 19,046 shares and 6,348 shares issuable upon the exercise of warrants held by Southport Energy Alternatives SPV Offshore Fund, Inc. (collectively, the “Sound Energy” entities). Sound Energy Partners, Inc. acts as the investment advisor to the Sound Energy entities, of which Anthony Glammalva, as chief executive officer and authorized signatory, possesses voting and investment power. Mr. Glammalva disclaims beneficial ownership of the shares held by the entities associated with Sound Energy Partners except to the extent of his pecuniary interest therein.
(31)	Kurt B. Dammeier, as manager, has sole voting and investment power. Mr. Dammeier disclaims beneficial ownership of the shares held by Sugar Mountain Capital LLC except to the extent of his pecuniary interest therein.
(32)	Consists of 34,391 shares held by Straus Partners LP and 42,030 shares held by Straus - GEPT Partners LP.
(33)	Includes 4,313 shares issuable upon the exercise of warrants.
(34)	Includes 3,820 shares issuable upon the exercise of warrants.
(35)	Includes 2,547 shares issuable upon the exercise of warrants.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facility

In June 2007, our subsidiary Imperium Grays Harbor, LLC, or IGH, entered into a $101.2 million senior secured credit facility with, among other parties and lenders named therein, Société Générale, as administrative agent, collateral agent, disbursement agent and lender, and its U.S. subsidiary SG Americas Securities, LLC, as lead arranger, and such other lenders that may become party to the credit facility. In July 2007 the financing agreement was amended and restated to add parties to the agreement and to make other changes as disclosed below. The credit facility consists of a $41.2 million term loan that we may use to finance a portion of the construction of our Grays Harbor production facility and to reimburse us for our qualified project expenditures in excess of a minimum amount, and a $60.0 million senior secured revolving credit facility available for working capital purposes related to the Grays Harbor production facility, including letters of credit for the bulk purchase of vegetable oil and biodiesel. Subject to satisfying the conditions to funding for the term loan, which include amending the operating agreement of IGH to the satisfaction of Société Générale, receiving a written engineering report that favorably reports on technical aspects of the Grays Harbor production facility, receiving Société Générale’s approval of a commodity management plan and Société Générale’s approval of environmental audits and due diligence concerning the Grays Harbor production facility, the term loan will be available until the earlier of September 2008 or one year after the date that our Grays Harbor production facility is mechanically complete, as confirmed by Société Générale in consultation with a designated construction engineer. If the term loan is not funded by October 5, 2007, the obligation of the lenders to make term or working capital loans under the credit facility will terminate and we will be required to prepay in full all outstanding borrowings under the credit facility within one business day. As of June 30, 2007 we had $25.0 million available for borrowing under the revolving credit facility, of which we had drawn $6.7 million and utilized $18.3 million for letters of credit. After the conditions to funding the term loan have been satisfied, we will have up to an additional $35.0 million available to borrow under the revolving credit facility, subject to a borrowing base limitation based on a percentage of the amounts related to eligible receivables and inventory accounts. All borrowing under the term loan and the revolving credit facility will mature in June 2014. Amounts borrowed and repaid under the term loan cannot be reborrowed, while amounts borrowed and repaid under the revolving credit facility may be reborrowed.

Borrowings under either the term loan or revolving credit facility bear interest at our election at (A) the higher of (i) the federal funds rate plus 3.00%, plus a margin ranging from 0.25% to 0.50% or (ii) the Société Générale prime rate, plus a margin ranging from 0.25% to 0.50%, or (B) the London Interbank Offered Rate plus a margin ranging from 3.25% to 3.50%. For example, on August 13, 2007, the lowest available interest rate under this formula would have been 9.00%. If more than 21% of the nameplate capacity of the Grays Harbor production facility is sold under firm, fixed-price contracts to buyers acceptable to Société Générale and having a specified credit rating, and the contracts are expected to provide cash flow that satisfies the minimum debt service requirements under the revolving credit facility, then the interest rate would be reduced 0.005% for each million gallons of capacity sold under such contracts. Interest is payable quarterly.

In addition to paying interest on the outstanding principal under the credit facility, we are required to pay a commitment fee in respect of unused loan commitments at a rate of 0.5% per annum. We are also required to pay an annual $60,000 administration fee to Société Générale as well as other fees and expenses. Under the credit facility, we are also required, no later than 30 business days after the first funding of the term loan, to enter into an interest rate hedge agreement the intent of which is to protect against increases in variable interest rates. The hedging transactions under this interest rate hedge agreement must have an aggregate notional amount corresponding to 50% of the aggregate principal amount of the outstanding term loan, assuming that 100% of the term loan is funded.

The obligations under the credit facility are secured by a first-priority security interest in all present and future assets, accounts receivable and inventory of IGH, including all material agreements and regulatory permits related to our Grays Harbor production facility. Our obligations under the term loan will be secured additionally by collateral customary in project finance transactions including a deed of trust on the production facility and a pledge of all of our equity interests in IGH.

The terms of the credit facility require IGH to comply with various covenants, including:

•

delivery, prior to the earlier of six months after mechanical completion of the Grays Harbor production facility or March 22, 2008, of a notice indicating whether the Grays Harbor production facility has passed the performance test required under the credit facility;

•

delivery, prior to the earlier of 12 months after mechanical completion of the Grays Harbor production facility or June 22, 2008, of certificates evidencing that the facility is capable of operating at 100 MGY capacity and other items related to the legal and intended operation of the facility; and

•	maintaining various debt service reserves, debt-service and tangible net worth to total indebtedness ratios, and minimum working capital and tangible net worth amounts.

The terms of the credit facility generally require IGH to comply with various negative covenants, including that:

•	IGH will not merge or consolidate with any other entity, or liquidate or dissolve;

•

IGH will not enter into any contractual obligations, other than obligations that involve amounts in the aggregate of less than $500,000, in any 12 month period and that IGH may terminate on no more than 30 days’ notice;

•	IGH will not guarantee or otherwise become liable for indebtedness of other entities, subject to certain exceptions;

•

IGH will not create or assume, or allow to be created or assumed, any lien on any property or asset that secures the obligations under the credit facility, except as contemplated under the terms of the credit agreement;

•	IGH will not create, incur or assume any other indebtedness subject to certain exceptions;

•

IGH will not make, declare or pay any dividend or other distribution or payment on account of the purchase, redemption or termination of any equity interests of IGH or payment of any management consultancy or similar fee to holders of equity interests in IGH, except as contemplated under the terms of the credit agreement;

•	IGH will not conduct any business or enter into any transaction with any affiliate, except as contemplated under the terms of the credit agreement; and

•	IGH will not use the proceeds under the credit agreement other than for purposes generally related to the Grays Harbor production facility,

in each case without the approval of Société Générale and the holders of at least 50% in principal amount of the notes.

At the end of each fiscal quarter, we are required to repay an amount equal to 1.25% of the aggregate principal amount of the term loan then outstanding. In addition, the credit facility also has a cash flow sweep feature pursuant to which, beginning in the second quarter after the earlier of (a) completion of the Grays Harbor production facility (as described in the credit facility) or (b) twelve months after the mechanical completion of the Grays Harbor production facility, we are required, in each quarter from such time, to use at least 50% of IGH’s excess cash flow to repay the term loan such that at the eighth such repayment date the principal balance outstanding under the term loan is no greater than $28,861,161, and continue such repayments in each quarter until maturity. In addition, under a Sponsor Support Agreement to be executed upon the funding of the term loan, we will be required to maintain a segregated account with a bank acceptable to Société Générale in the amount of $35.0 million to secure the credit facility until the satisfaction of specific engineering tests at the Grays Harbor production facility. Under the Sponsor Support Agreement, when entered into, we will be obligated to guarantee the obligations of our subsidiaries providing biodiesel marketing, operations and maintenance services to the Grays Harbor production facility.

The credit facility also includes standard events of default, including, subject to exceptions, those related to:

•	defaults in the payment of principal and interest;

•	material breaches of representations or warranties made by us or IGH;

•	defaults in the observance or performance of any of the affirmative or negative covenants set forth in the facility;

•	cross defaults on other indebtedness of more than $1.0 million;

•	certain events of bankruptcy;

•	the occurrence of a change in control of IGH;

•	the credit facility and related documents cease to be in full force and effect; and

•	significant delays in completion of our Grays Harbor production facility or such other event that makes operation of the Grays Harbor production facility uneconomical or unfeasible.

Other Debt Outstanding

We have agreed to repurchase the equity interest of RCCL in IGH, which we have classified as a put note payable on our consolidated balance sheet. See Note 7 to our audited consolidated financial statements included in this prospectus. We have entered into a purchase agreement to acquire RCCL’s 7% interest in IGH for a purchase price of $10.0 million. The purchase price is payable in cash on the earlier of the closing of this offering, October 31, 2007, or the closing of the $41.2 million term loan under our credit facility. In August 2007, we issued $14.0 million in promissory notes to RCCL as consideration for the modification of certain provisions of our biodiesel purchase agreement with RCCL. We are contractually required to repay these promissory notes no later than the closing of this offering. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Repurchase of Interest in Subsidiary, Modification of Contract.”

DESCRIPTION OF CAPITAL STOCK

Upon the consummation of this offering and the filing of our amended and restated articles of incorporation with the Washington Secretary of State, our authorized capital stock will consist of 300,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

As of June 30, 2007, 33,826,625 shares of our common stock were outstanding and held of record by 84 shareholders, assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into 14,879,886 shares of common stock, which will occur immediately upon consummation of this offering, and exercise of all of our outstanding warrants to purchase 1,796,892 shares of common stock and an option to purchase 100,000 shares of common stock issued outside of our Amended and Restated 2005 Stock Option Plan. In addition, as of June 30, 2007, 3,063,837 shares of our common stock were issuable upon exercise of options outstanding under our Amended and Restated 2005 Stock Option Plan.

Each share of our common stock entitles its holder to one vote on all matters to be voted on by our common shareholders and there are no cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock will be entitled to election of directors standing for election. Subject to preferences to which holders of any of our preferred stock may be entitled, holders of our common stock will receive ratably any dividends, when, as and if declared by our board of directors, out of funds legally available for that purpose. If we liquidate, dissolve or wind up our business, the holders of our common stock are entitled to share ratably in all assets and funds of the corporation available for distribution to our shareholders, subject to any preference of any of our outstanding shares of preferred stock. Holders of our common stock have no preemptive rights, conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering will be fully paid and nonassessable.

The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Upon consummation of this offering, our outstanding shares of redeemable convertible preferred stock will convert into 14,879,886 shares of common stock. Thereafter, pursuant to our articles of incorporation, our board of directors will have the authority, without further action by our shareholders, to issue up to 5,000,000 shares of our preferred stock from time to time in one or more series. Our board of directors may designate the number of shares constituting any series and to fix the relative rights and preferences of any series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and sinking fund terms. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting, economic and other rights of the holders of common stock. Immediately after consummation of this offering, no shares of our preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Registration Rights

Upon completion of this offering, the holders of                          shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. We refer to these shares as registrable securities. Under the terms of the investor rights agreement between us and the holders of the registrable securities, if we propose to register any of our securities under the Securities Act, holders of registrable securities are entitled to notice of such registration and may be entitled to include their registrable securities in the proposed registration statement. At any time within the five year period following the completion of this offering, holders of all of these registrable securities will be entitled to demand registration, pursuant to which they may require us to use our best efforts to register their registrable securities under the Securities Act, up to a maximum of two registrations. Holders of a majority of these registrable securities, acting together, may initiate this type of registration and request that we register all or a portion of their registrable securities. If and when we become eligible under applicable securities laws to file a registration statement on Form S-3, holders of registrable securities may also require us to file an unlimited number of additional registration statements on Form S-3 so long as the holders propose to sell at least $500,000 of registrable securities and we have not already filed two registration statements on Form S-3 in the previous twelve months. The foregoing registration rights of the holders of registrable securities are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a demand registration 180 days after this offering or 90 days after any subsequent offering of our securities. In addition, no shareholder will have any rights under the agreement to include registrable securities in a registration statement (1) five years following the consummation of this offering, or (2) if all registrable securities held by such holder may be sold in any 90-day period pursuant to Rule 144 or another similar exemption under the Securities Act without registration.

Under the agreement, we are required to pay for all costs and expenses (other than underwriting discounts and commissions, stock transfer taxes and expenses of one special counsel to such holders) incurred in connection with the registration of registrable securities. All shares registered may be resold in the public markets. Under the agreement, we have agreed to indemnify the holders of the common stock entitled to registration rights against certain liabilities, including liabilities under the Securities Act.

Anti-Takeover Provisions

Washington Anti-Takeover Law

Washington law imposes restrictions on some transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act generally prohibits a “target corporation” from engaging in specified “significant business transactions” with an “acquiring person.” This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us. An acquiring person is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. The target corporation may not engage in “significant business transactions,” as defined in Chapter 23B.19, for a period of five years after the date of the transaction in which the person became an acquiring person, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. “Significant business transactions” include, among other things:

•	a merger or share exchange with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•

a termination of 5% or more of the employees of the target corporation employed in the State of Washington as a result of the acquiring person’s acquisition of 10% or more of the shares, whether at one time or over the five-year period following the share acquisition; or

•	a transaction in which the acquiring person is allowed to receive a disproportionate benefit as a shareholder.

After the five-year period, a “significant business transaction” may occur, as long as it complies with “fair price” provisions specified in the statute or is approved at a meeting of shareholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, not counting the votes of shares as to which the acquiring person has beneficial ownership or voting control. A corporation may not “opt out” of this statute.

Articles of Incorporation and Bylaw Provisions

Upon the consummation of this offering, our articles of incorporation and bylaws will include a number of provisions that may have the effect of deterring takeovers or delaying or preventing changes in control or changes in our management that a shareholder might deem to be in his or her best interest. These provisions include the following:

•	our board of directors may issue up to 5,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control;

•

our articles of incorporation provide for the division of our board of directors into three classes, with one class being elected each year by our shareholders, which generally makes it more difficult for shareholders to replace a majority of the board of directors;

•	our articles of incorporation and bylaws provide that our board of directors may only be removed for cause by the affirmative vote of our shareholders;

•	our bylaws limit who may call a special meeting of shareholders to our board of directors, chairman of the board or president;

•

our bylaws provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide timely advance written notice to us in writing;

•	our bylaws specify requirements as to the form and content of a shareholder’s notice;

•

our bylaws provides that, subject to the rights of the holders of any outstanding series of our preferred stock, all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum;

•	our bylaws provides that our board of directors may fix the number of directors by resolution; and

•

our articles of incorporation do not provide for cumulative voting for our directors. The absence of cumulative voting may make it more difficult for shareholders owning less than a majority of our capital stock to elect any members to our board of directors.

Transfer Agent and Registrar

Computershare Trust Company, N.A. has been appointed as the transfer agent and registrar for our common stock.

Listing

We have applied to list our common stock on the NASDAQ Global Market under the trading symbol “IMPR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on shares outstanding as of June 30, 2007, upon the consummation of this offering,              shares of common stock will be outstanding. Of these outstanding shares, the              shares sold in this offering, or              shares if the underwriters’ over-allotment option is exercised in full, will be freely transferable without restriction or further registration under the Securities Act, unless the shares are purchased by our “affiliates” as that term is defined under Rule 144 under the Securities Act, or Rule 144.

The remaining                  shares of common stock that will be outstanding upon the consummation of this offering will be “restricted securities” as defined under Rule 144. Restricted securities may be sold in the U.S. public markets only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or 701 under the Securities Act, which rules are summarized below. These remaining shares will be eligible for sale in the public market as follows:

•	Upon the expiration of the lock-up agreements described below, approximately additional shares will be eligible for sale pursuant to Rules 144 and 701;

•

Beginning in              , of the              shares referred to in the previous bullet,              shares will be eligible for resale pursuant to Rule 144(k), and the remaining shares of our common stock referred to in the previous bullet (assuming these shares are not held by our affiliates) may become eligible for resale under Rule 144(k) at various dates thereafter.

For shares of common stock received upon a “cashless exercise” of a warrant or option, the Rule 144 holding period commences on the date the holder acquired the warrant or option. For shares of common stock received upon payment of the exercise price, the Rule 144 holding period commences on the date the holder acquired the shares of common stock received upon exercise. For purposes of the foregoing calculations, we have assumed that the 1,896,892 shares of common stock issuable upon exercise of all of our outstanding warrants and an option issued outside of our Amended and Restated 2005 Stock Option Plan were exercised by payment in cash of the exercise price. Additionally, of the 3,063,837 shares of common stock issuable upon exercise of options outstanding as of June 30, 2007, approximately              shares will be vested and eligible for sale 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the restricted securities proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of us, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Under Rule 701, shares of our common stock acquired from us in connection with a qualified compensatory plan or other written agreement may be resold, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, beginning 90 days after the date of this prospectus, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the date of this prospectus, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

As of June 30, 2007, options to purchase a total of 3,063,837 shares of common stock were outstanding, of which 904,412 were vested. All shares of our common stock issuable under these options are subject to lock-up agreements with the underwriters.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act after the closing of this offering to register the shares of our common stock that are issuable pursuant to our 2007 Performance Incentive Plan, Amended and Restated 2005 Stock Option Plan and 2007 Employee Stock Purchase Plan. These registration statements will be effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Registration Rights

After completion of this offering and based on shares outstanding as of June 30, 2007, the holders of             shares of our capital stock will be entitled to various rights with respect to the registration of their shares of common stock for offer or sale to the public pursuant to an investors rights agreement. Such registration will permit the resale of those shares in the public market.

Lock-up Agreements

We expect that prior to the pricing of this offering, we, all of our directors and executive officers, each of the selling shareholders and holders of all outstanding shares of our common stock and securities exercisable for or convertible into our common stock will have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. on behalf of the underwriters, we and they will not, during the period beginning on the date of this prospectus and ending at least 180 days thereafter or, if the underwriters’ over-allotment option is exercised, 270 days from the date of this prospectus in the case of our Chief Executive Officer, our President and the other founder:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; or

•

file or cause to be filed a registration statement (other than, solely in our case, a registration statement on Form S-8 for the registration of shares of our common stock issued pursuant to equity incentive plans described under “Compensation Discussion and Analysis—Benefit Plans”) relating to any shares of our common stock or securities convertible, exercisable or exchangeable into our common stock, whether any such transaction described in the first two bullet points immediately above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. may, in their sole discretion, at any time and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements. See “Underwriters.”

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a beneficial owner that, for U.S. federal income tax purposes, is treated as a non-U.S. holder. As used in this prospectus, the term “non-U.S. holder” is a person that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•

a corporation or partnership (including any entity treated as such for U.S. federal tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

An individual may be treated, for U.S. federal income tax purposes, as a resident of the U.S. in any calendar year by being present in the U.S. on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. The 183-day test is determined by counting all of the days the individual is treated as being present in the current year, one-third of such days in the immediately preceding year and one-sixth of such days in the second preceding year. Residents are subject to U.S. federal income tax as if they were U.S. citizens.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. We urge beneficial owners of our common stock that are a partnership and partners in these partnerships to consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock.

This discussion assumes that non-U.S. holders will acquire and hold our common stock sold pursuant to this offering as a capital asset (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986, as amended, or the Code, which will generally be the case if you hold the stock for investment.

This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular non-U.S. holder in light of the holder’s individual investment or tax circumstances, or to non-U.S. holders that are subject to special tax rules. In addition, this description of U.S. tax consequences does not address:

•	U.S. state and local or non-U.S. tax consequences;

•	the tax consequences for the shareholders, partners, beneficiaries or other owners of a non-U.S. holder; and

•	special tax rules that may apply to non-U.S. holders subject to special tax treatment under U.S. federal tax laws, including:

•	former citizens or residents of the Untied States subject to tax as expatriates;

•	partnerships or other pass-through entities;

•	hybrid entities;

•	tax-exempt entities;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	banks and insurance companies;

•	certain trusts;

•	dealers in securities;

•	brokers;

•	holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction or integrated transaction; and

•	persons who hold or receive our common stock as compensation.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or IRS, and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not requested a ruling from the IRS or an opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

In view of the foregoing and because the following is intended as a general summary only, we urge you to consult your tax advisor regarding the U.S. federal tax consequences of acquiring, owning or disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction or under any applicable tax treaty.

Distributions

As described under “Dividend Policy” above, we do not anticipate making distributions with respect to our common stock in the foreseeable future. If, however, distributions are made with respect to shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. (References in the remainder of this discussion to “dividends” will be to distributions that are treated as dividends for U.S. federal tax purposes.) Distributions in excess of our current or accumulated earnings and profits generally will constitute a return of capital to the extent of the recipient’s adjusted tax basis in our common stock and will be applied against and reduce such adjusted tax basis. To the extent that a non-dividend distribution exceeds the recipient’s adjusted tax basis in our common stock, the excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated, for non-U.S. holders, as described under “—Disposition of Common Stock” below.

Dividends we pay to a non-U.S. holder, that are not treated as effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S., generally will be subject to U.S. federal income withholding tax at a rate of 30% of the gross amount of the dividend unless the holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. To receive a reduced treaty rate, prior to the payment of a dividend a non-U.S. holder must provide us with an IRS Form W-8BEN (or successor form) certifying qualification for the reduced rate.

Dividends we pay to a non-U.S. holder that are treated as effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S., or (if an applicable income tax treaty applies) that are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S., generally are not subject to the U.S. withholding tax. To obtain this exemption, prior to the payment of a dividend, a non-U.S. holder must provide us with an IRS Form W-8ECI (or successor form) properly certifying this exemption. Such effectively connected dividends or dividends attributable to a permanent establishment, together with other U.S. trade or business income, net of specified deductions and credits, generally are subject to U.S. federal income tax at rates applicable to U.S. persons. In addition, such dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business (or dividends attributable to a corporate non-U.S. holder’s permanent establishment in the U.S. if an income tax treaty applies) may be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Regardless of whether the distribution is treated as effectively connection with the non-U.S. holder’s conduct of a trade or business in the U.S., if we are, or have been at any time during the five-year period preceding such distribution (or the non-U.S. holder’s holding period, if shorter), a “United States real property holding corporation,” we may be required to withhold 10% of the gross amount of a non-dividend distribution. Consequently, we may withhold at a 10% rate in circumstances in which withholding at a 30% rate (or lower rate as specified in an applicable income tax treaty) does not apply or may not apply.

A non-U.S. holder who provides us with an IRS Form W-8BEN or an IRS Form W-8ECI will be required to periodically update such form.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other taxable disposition of our common stock unless any one of the following applies:

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale, exchange or other taxable disposition and certain other conditions are met;

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. or (if an applicable tax treaty requires) attributable to a U.S. permanent establishment or fixed base of such non-U.S. holder, which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits purposes; or

•

we are, or have been at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), a “United States real property holding corporation,” unless (i) our common stock is regularly traded on an “established securities market,” as defined in applicable U.S Treasury regulations, and (ii) the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant five-year period (or the non-US holder’s holding period, if shorter). Generally, we will be a United States real property holding corporation if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and our other assets used or held for use in a trade or business, all as determined under applicable U.S Treasury regulations. Although we believe we are not currently a U.S. real property holding corporation and do not expect to become a U.S. real property holding corporation, it is possible that, because of our acquisition, construction and development of real property in the United States through our facilities, we could become a U.S. real property holding corporation. Accordingly, no assurances can be made in this regard. If we are deemed to be a U.S. real property holding corporation and you are a non-U.S. holder owning more than 5% of our outstanding common stock, directly or indirectly, during the relevant period prescribed above, you may be subject to U.S. federal tax on its disposition of our common stock and should consult your tax advisor.

U.S. Federal Estate Taxes

An individual non-U.S. holder who is treated as the owner, or has made certain lifetime transfers, of an interest in our common stock will be required to include the value thereof in his or her gross estate for U.S.

federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS the amount of distributions paid, the name and address of the recipient and the amount of the tax withheld, if any. A similar report is sent to the holder. The information reporting requirement applies regardless of whether withholding was required. Copies of the information returns reporting those distributions and withholding, if any, may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement. The gross amount of dividends paid to a non-U.S. holder subject to information reporting that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations may be subject to backup withholding at the applicable rate.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to additional informational reporting and backup withholding. Backup withholding will not apply if the non-U.S. holder established an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN (or successor form). Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner.

The foregoing discussion is only a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any U.S., state, local, non-U.S. or other tax laws and any applicable income or estate tax treaty.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. are acting as representatives and book-running managers, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Lehman Brothers Inc.
UBS Securities LLC
Jefferies & Company, Inc.
Piper Jaffray & Co.
SG Americas Securities, LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $              per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              and              additional shares of common stock, respectively, at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

Total
	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Imperium Renewables, Inc.	$	$	$
The selling shareholders	$	$	$
Proceeds, before expenses, to Imperium Renewables, Inc.	$	$	$
Proceeds, before expenses, to selling shareholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list of our common stock on the NASDAQ Global Market under the trading symbol “IMPR.”

We and all directors and officers, the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. on behalf of the underwriters, we and they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter or, in the case of our Chief Executive Officer, our President and the other founder, if the underwriters’ over-allotment option is exercised, 270 days from the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission (other than, solely in our case, a registration statement on Form S-8 for the registration of shares of our common stock issued pursuant to equity incentive plans described under “Compensation Discussion and Analysis—Benefit Plans”) relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•

issuances by us of shares of common stock upon the exercise of options or warrants or the conversion of a security outstanding on the date hereof of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	transfers by any person other than us of shares of common stock or any security convertible into common stock as a bona fide gift;

•

transfers by any person other than us of shares of common stock to any trust, partnership or limited liability company solely for the direct or indirect benefit of such person or the immediate family of such person provided that any such transfer shall not involve a disposition for value;

•	transfers by any person other than us of shares of common stock to any beneficiary of such person pursuant to a will or other testamentary document or applicable laws of descent;

•	transfers by any person other than us of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock to us;

•

distributions by any person other than us of shares of common stock or any security convertible into common stock to partners, members or shareholders of such person provided that any such transfer shall not involve a disposition for value; or

•

transfers by any person other than us of shares of common stock to any wholly-owned subsidiary of such person or to the parent corporation of such person or any wholly-owned subsidiary of such parent corporation provided that any such transfer shall not involve a disposition for value.

The 180-day or 270-day restricted period, as applicable, described in the preceding paragraph will be extended if:

•	during the last 17 days of the applicable restricted period we issue an earnings release, we disclose material news or a material event relating to us occurs; or

•	prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the applicable restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release, the disclosure of the material news or the occurrence of the material event.

To facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. Any such activities will be conducted in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as an underwriter or selling group member and should not be relied upon by you.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved a number of shares of common stock that would equal an investment of $14.0 million in our common stock, to be issued by us and offered by this prospectus for sale, at the initial public offering price, to one of our customers. If purchased by such customer, these shares will be subject to a 180-day lock-up restriction, subject to extension in certain cases as described above. The number of shares of common stock available for sale to the general public will be reduced to the extent such customer purchases such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Other Relationships

The underwriters and/or their affiliates have provided and in the future may continue to provide investment banking, commercial banking and/or other financial services, including the provision of credit facilities, to us in the ordinary course of business for which they have received and may in the future receive compensation. In particular, an affiliate of one of the underwriters participating in this offering is a lender under our $101.2 million senior secured credit facility.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each of the underwriters has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each of the underwriters has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

If you purchase shares of common stock offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by our counsel, DLA Piper US LLP, Seattle, Washington. Sidley Austin LLP, San Francisco, California is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Imperium Renewables, Inc. at December 31, 2005 and 2006, and for each of the two years in the period ended December 31, 2006 and the period from March 5, 2004 (inception) through December 31, 2004, appearing in the Registration Statement of which this prospectus is a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. In addition, upon the consummation of this offering, we will file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may obtain copies of this information from the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers. The address of that website is www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENT S

Report of Independent Registered Public Accounting Firm	F-2

Audited Consolidated Financial Statements

Consolidated Balance Sheets: As of December 31, 2005 and 2006	F-3
Consolidated Statements of Operations: For the period from March 5, 2004 (inception) to December 31, 2004, and the years ended December 31, 2005 and 2006	F-4

Consolidated Statements of Redeemable Convertible Preferred Stock and of Shareholders’ Equity and Members’ Deficit:
For the period from March 5, 2004 (inception) to December 31, 2004 and the years ended December 31, 2005 and 2006

F-5
Consolidated Statements of Cash Flows: For the period from March 5, 2004 (inception) to December 31, 2004, and the years ended December 31, 2005 and 2006	F-6
Notes to Consolidated Financial Statements	F-7

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets: As of December 31, 2006 and June 30, 2007	F-27
Condensed Consolidated Statements of Operations: For the six months ended June 30, 2006 and 2007	F-28
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Shareholders’ Equity: For the six months ended June 30, 2007	F-29
Condensed Consolidated Statements of Cash Flows: For the six months ended June 30, 2006 and 2007	F-30
Notes to Condensed Consolidated Financial Statements	F-31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Imperium Renewables, Inc.

We have audited the accompanying consolidated balance sheets of Imperium Renewables, Inc. (the Company) as of December 31, 2005 and 2006, and the related consolidated statements of operations, redeemable convertible preferred stock and shareholders’ equity and members’ deficit, and cash flows for the period from March 5, 2004 (inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Imperium Renewables, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for the period from March 5, 2004 (inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, effective January 1, 2006.

/s/ Ernst & Young LLP

Seattle, Washington

May 1, 2007

IMPERIUM RENEWABLES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2006
Assets
Current assets:
Cash and cash equivalents	$8,696,810	$18,446,662
Short-term investments	—	27,563,850
Trade accounts receivable	104,722	279,582
Other accounts receivable	38,113	9,732
Inventory	290,715	156,081
Prepaid expenses and other current assets	15,019	406,452

Total current assets	9,145,379	46,862,359

Property, plant and equipment, net	692,211	989,213
Construction in progress	—	21,261,578
Other assets	4,000	453,190

Total assets	$9,841,590	$69,566,340

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$533,256	$10,062,655
Notes payable to related parties, net of discount	—	7,500,000
Accrued expenses and other current liabilities	107,423	803,623

Total current liabilities	640,679	18,366,278
Deferred rent	8,741	89,402
Asset retirement obligation	21,456	24,138
Long term put note payable	—	10,000,000

Commitments and contingencies (Note 15)

Redeemable convertible preferred stock, no par value, authorized and designated 12,000,000 shares; 5,679,906 and 8,635,308 shares issued and outstanding at December 31, 2005 and 2006, respectively	7,362,930	37,400,548

Shareholders’ equity
Common stock, no par value, warrants and additional paid in capital, authorized 39,000,000 shares; 16,559,920 shares issued and outstanding at December 31, 2005 and 2006	2,876,076	10,112,801

Receivable from sale of common stock	(25,000)	—
Accumulated other comprehensive income	—	67,434
Accumulated deficit	(1,043,292)	(6,494,261)

Total shareholders’ equity	1,807,784	3,685,974

Total liabilities and shareholders’ equity	$9,841,590	$69,566,340

See accompanying notes to consolidated financial statements.

IMPERIUM RENEWABLES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Period From March 5, 2004 (inception) to December 31, 2004
		Years Ended December 31,
		2005	2006

Product sales	$—	$1,311,883	$4,982,371
Cost of sales	—	1,599,411	5,845,570

Gross loss	—	(287,528)	(863,199)
Operating expenses:
Research and development expenses	29,542	100,785	268,002
Selling, general and administrative expenses	66,841	501,494	4,243,010

Total operating expenses	96,383	602,279	4,511,012

Operating loss	(96,383)	(889,807)	(5,374,211)

Other income (expense):
Interest income	4	27,858	658,937
Interest expense	(2,360)	(82,604)	(735,695)

Total other expense, net	(2,356)	(54,746)	(76,758)

Net loss	$(98,739)	$(944,553)	$(5,450,969)

Net loss per basic and diluted common share	$(0.01)	$(0.07)	$(0.33)

Shares used in computing net loss per basic and diluted common share	8,124,590	13,439,567	16,559,920

See accompanying notes to consolidated financial statements.

IMPERIUM RENEWABLES, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND OF SHAREHOLDERS’ EQUITY AND MEMBERS’ DEFICIT

	Redeemable Convertible Preferred Stock				Common Stock		Receivable from Sale of Common Stock	Members’ Contribution	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity or Members’ Deficit
	Series A		Series B
	Shares	Amount	Shares	Amount	Shares	Amount
Contributions from members	—	$—	—	$—	—	$—	$—	$71,855	$—	$—	$71,855
Net loss	—	—	—	—	—	—	—	—	—	(98,739)	(98,739)

Balance at December 31, 2004	—	—	—	—	—	—	—	71,855	—	(98,739)	(26,884)

Contributions from members	—	—	—	—	—	—	—	449,707	—	—	449,707
Reorganization and merger of Seattle Biodiesel LLC with and into Imperium Renewables, Inc.	—	—	—	—	12,000,000	521,562	—	(521,562)	—	—	—
Proceeds from convertible note and common stock warrant holders allocated to warrants	—	—	—	—	—	30,000	—	—	—	—	30,000
Beneficial conversion feature associated with convertible notes payable	—	—	—	—	—	30,000	—	—	—	—	30,000
Sale of common stock, net of issuance costs of $348,869	—	—	—	—	3,250,551	1,535,473	(25,000)	—	—	—	1,510,473
Conversion of notes payable and accrued interest to common stock	—	—	—	—	1,309,369	759,041	—	—	—	—	759,041
Conversion of notes payable and accrued interest to Series A redeemable convertible preferred stock	196,781	258,630	—	—	—	—	—	—	—	—	—
Sale of Series A redeemable convertible preferred stock, net of issuance costs of $102,172	5,483,125	7,104,300	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	(944,553)	(944,553)

Balance at December 31, 2005	5,679,906	$7,362,930	—	$—	16,559,920	$2,876,076	$(25,000)	$—	$—	$(1,043,292)	$1,807,784

Sale of Series A redeemable convertible preferred stock, net of issuance cost of $6,412	223,333	287,117	—	—	—	—	—	—	—	—	—
Sale of Series B redeemable convertible preferred stock and common stock warrants, net of issuance costs of $87,788	—	—	2,732,069	29,750,501	—	5,911,654	—	—	—	—	5,911,654
Proceeds from convertible note and common stock warrants allocated to common stock	—	—	—	—	—	1,240,000	—	—	—	—	1,240,000
Collection of receivable from sale of common stock	—	—	—	—	—	—	25,000	—	—	—	25,000
Stock-based compensation	—	—	—	—	—	85,071	—	—	—	—	85,071
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—	67,434	—	67,434
Net loss	—	—	—	—	—	—	—	—	—	(5,450,969)	(5,450,969)

Balance at December 31, 2006	5,903,239	$7,650,047	2,732,069	$29,750,501	16,559,920	$10,112,801	$—	$—	$67,434	$(6,494,261)	$3,685,974

See accompanying notes to consolidated financial statements.

IMPERIUM RENEWABLES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period From March 5, 2004 (inception) to December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006
Operating activities:
Net loss	$(98,739)	$(944,553)	$(5,450,969)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,879	181,465	487,979
Gain on sale of equipment	—	—	11,937
Stock-based compensation	—	—	85,071
Deferred rent	7,955	786	80,661
Asset retirement obligation	—	2,384	2,682
Write down of inventory to lower of cost or market	—	—	10,136
Noncash interest	2,340	78,488	650,778
Company expenses paid by member as capital contribution	44,890	—	—
Changes in operating assets and liabilities:
Accounts receivable	—	(142,835)	(146,479)
Inventory	—	(290,715)	124,498
Prepaid expenses and other assets	(9,975)	(9,044)	(467,290)
Accounts payable	15,775	517,481	227,138
Accrued expenses and other current liabilities	13,042	94,381	604,294

Net cash used in operating activities	(19,833)	(512,162)	(3,779,564)

Investing activities:
Purchase of property, plant and equipment	(35,398)	(547,120)	(796,918)
Purchase of construction in progress	—	—	(11,651,522)
Purchases of short term investments	—	—	(52,613,719)
Sales and maturities of short term investments	—	—	25,117,303

Net cash used in investing activities	(35,398)	(547,120)	(39,944,856)

Financing activities:
Proceeds from borrowings on related party note payable	71,550	100,000	—
Prepayment of member’s contribution	(15,000)	(100,000)	—
Proceeds from issuance of convertible debt	—	1,000,000	—
Capital contributions from shareholders	—	140,000	—
Proceeds from borrowings on note payable	—	—	7,500,000
Proceeds from issuance of put note payable	—	—	10,000,000
Proceeds from issuance of common stock receivable	—	—	25,000
Proceeds from sale of common stock, net	—	1,510,473	—
Proceeds from sale of Series A redeemable convertible preferred stock and warrants, net	—	7,104,300	287,117
Proceeds from sale of Series B redeemable convertible preferred stock and warrants, net	—	—	35,662,155

Net cash provided by financing activities	56,550	9,754,773	53,474,272

Net increase in cash and cash equivalents	1,319	8,695,491	9,749,852
Cash and cash equivalents at beginning of period	—	1,319	8,696,810

Cash and cash equivalents at end of period	$1,319	$8,696,810	$18,446,662

Supplemental disclosures of cash flow information:
Noncash investing and financing activity:
Accounts payable to member for construction services	$250,000	$—	$—
Members’ contribution of property, plant and equipment	26,965	—	—
Recognition of asset retirement obligation and related asset	19,072	—	—
Issuance of members’ equity in settlement of accounts and notes payable to related party	—	309,707	—
Conversion of notes payable and accrued interest into common stock	—	759,041	—
Conversion of notes payable and accrued interest to Series A redeemable convertible preferred stock	—	258,630	—
Conversion of members’ interest into common stock	—	521,562	—

See accompanying notes to consolidated financial statements.

IMPERIUM RENEWABLES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Imperium Renewables, Inc. (together with its consolidated subsidiaries, the “Company”) designs, develops, builds, owns and operates biodiesel production facilities and sells biodiesel directly or though distributors to a variety of users, including industrial, fleet and marine operators, utilities, fuel distributors and blenders, and federal, state and local governments. The Company owns and operates a biodiesel production facility located in Seattle, Washington. The Company is currently constructing a new larger production facility in Grays Harbor County, Washington. The Company was in the development stage until it commenced operations in April 2005.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned and majority owned subsidiaries. The Company commenced operations as Seattle Biodiesel LLC, a Washington limited liability company, in March 2004. Seattle Biodiesel LLC acquired, developed and operates the production facility in Seattle, Washington. In May 2005, the Company formed Seattle Biofuels, Inc., a Washington corporation, and changed its name in March 2005 to Imperium Renewables, Inc. and merged Seattle Biodiesel LLC into a wholly-owned subsidiary, with Seattle Biodiesel LLC as the surviving entity. In November 2005, the Company formed Imperium Grays Harbor, LLC, formerly Imperium Oils, LLC and Inland Empire Oilseeds, LLC of which a majority is owned by the Company. Imperium Grays Harbor, LLC owns, is developing, and will operate the Grays Harbor production facility. In August 2006, the Company formed Imperium Renewables Hawaii LLC, which will own, is developing, and will operate the Company’s planned Hawaii production facility. In November 2006, the Company formed Imperium Services LLC, a wholly-owned subsidiary that is responsible for feedstock acquisition and marketing. All significant intercompany accounts and transactions have been eliminated in consolidation. The 2005 merger between Seattle Biodiesel LLC and Seattle Biofuels, Inc. had no accounting impact as the transaction involved entities under common control.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include: (1) the evaluation of the collectibility of the Company’s trade accounts receivable; (2) the determination of the carrying value of the Company’s inventories; (3) the determination of the useful lives of property, plant and equipment; (4) the determination of the fair value of the Company’s put note obligation; (5) the determination of the fair value of a liability for an asset retirement obligation; and (6) the fair value of equity-related transactions, including the valuation of the Company’s common stock, stock-based compensation, warrants issued in connection with the Company’s preferred stock and beneficial conversion features related to the issuance of convertible debt with related warrants.

Revenue Recognition

Revenue is recognized only when persuasive evidence of an arrangement exists, title and the risk and rewards of ownership have passed to the customer, the price is fixed and determinable, and collectibility is reasonably assured. To date, the terms of the Company’s sales arrangements provide that title and the risks and rewards of ownership pass to the customer free on board shipping point.

Shipping and handling costs invoiced to customers are included in product sales and the related costs are included in cost of sales.

Fair Value of Financial Instruments

The Company carries cash and cash equivalents and short-term investments at fair value. The Company’s other financial instruments, including accounts receivables, accounts payables and accrued liabilities are carried at cost which approximated their fair values based on the short-term maturities of these instruments.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid securities with maturities when acquired of three months or less and are carried at cost, which approximates market value given their short-term nature. The Company maintains cash and cash equivalents with financial institutions where the balances exceed federally insured limits. During the period from March 5, 2004 (inception) to December 31, 2004 and the years ended December 31, 2005 and 2006, the Company did not experience any losses related to these balances and management believes the Company’s credit risk is minimal.

Short-Term Investments

The Company has classified as available-for-sale all marketable debt securities with a maturity of one year or less when purchased and equity securities for which there is a determinable fair market value and on which the Company has no restrictions to sell within the next 12 months. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, net of applicable income taxes. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income (expense), net. The cost basis for determining realized gains and losses on available-for-sale securities is determined using the specific identification method.

Trade Accounts Receivable

Trade accounts receivable are carried at the original invoice amount and do not bear interest. The Company periodically evaluates the credit standing of its customers and does not require collateral. The Company periodically evaluates the collectibility of its trade accounts receivables based on several factors, including an initial credit assessment of its customers, historical trends of aging of accounts, write-off experience and expectations of future performance. Delinquent accounts are written off when, and if, they are determined to be uncollectible. Management has determined that an allowance for doubtful accounts was not necessary as of December 31, 2005 or 2006.

Government Incentives

In November 2000, the U.S. Department of Agriculture (“USDA”) implemented a Bioenergy Program (the “Program”) using appropriated funds, for the purpose of expanding industrial consumption of agricultural commodities by promoting their use in the production of bioenergy (such as ethanol and biodiesel). The Commodity Credit Corporation was the financing organization for the USDA’s commodity programs. Under the Program, eligible bioenergy producers receive partial compensation for the purchase of commodities used to expand existing production. The Company claimed benefits under the Program totaling $231,797 and $70,027 during the years ended December 31, 2005 and 2006, respectively, which were accounted for as a reduction to the cost of sales. No amounts were earned or accrued during 2004. A total of $35,524 of the amount recorded as of December 31, 2005 was included in other accounts receivable. There were no outstanding other accounts receivable amounts related to government incentives at December 31, 2006.

The USDA notified all program participants in 2006 that the Program was terminated effective June 30, 2006 as a result of a funding shortfall. Accordingly, the Company received no further benefits after the period ended June 30, 2006.

Inventory

Inventory is stated at the lower of cost or market. The cost, which is based on actual costs incurred, is determined using the first-in first-out method. Costs of inventory include costs associated with the procurement of vegetable oil and other raw materials used in the manufacture of biodiesel, labor, depreciation of manufacturing equipment, manufacturing facilities expense and other manufacturing costs. Costs of inventories are reduced by applicable government incentives.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 151, Inventory Costs (“SFAS 151”), which is effective for the Company for inventory costs incurred on or after January 1, 2006. SFAS 151 clarified the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Under SFAS 151, such items are recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS 151 did not have a significant impact on the Company’s consolidated statement of operations or financial position.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the lesser of the useful lives of the respective assets beginning at the point assets are placed in service, or the term of the applicable lease to the premises in which the assets are located. The Company capitalizes costs of additions and improvements which increase the value or materially extend the life of the related assets, including direct costs of constructing property, plant and equipment and interest costs related to construction. Leasehold improvements are amortized over the lesser of the useful life or the term of the applicable lease using the straight-line method. Maintenance and repairs are expensed as incurred. Estimated asset lives for depreciation and amortization purposes at the Company’s Seattle production facility and corporate headquarters are as follows:

Years
Manufacturing and production equipment	4
Office equipment	3–5
Leasehold improvements	3–4

To date, recorded manufacturing and production equipment relate to the Company’s Seattle production facility, which is located in a building subject to a four-year operating lease. In accordance with SFAS No. 13, Accounting for Leases, the estimated useful lives assigned to the manufacturing and production equipment residing within the leased building have been recorded at the lesser of the estimated useful lives of the specific assets (5 to 7 years) or the lease term (4 years). Future purchases of non-Seattle manufacturing and production equipment are expected to have estimated useful lives ranging from 5 to 25 years.

Construction in progress of $21,261,578 at December 31, 2006 represents costs associated with property, plant and equipment under construction at the Company’s Grays Harbor production facility. Construction in progress is stated at cost, which includes the cost of construction and other direct costs attributable to the production facility construction, including a portion of interest costs incurred that theoretically could have been avoided if the production facility was not being constructed during the related construction period, in accordance with SFAS No. 34, Capitalization of Interest Costs. The amount of capitalized interest in a period is determined by applying an interest rate, which is based upon borrowings outstanding during the period, to the average amount of accumulated expenditures during the period not to exceed the total amount of interest cost incurred during the period. In addition, the Company capitalized other direct costs, including direct labor and the related benefits. Such costs will be reclassified to an appropriate fixed asset classification and will begin being depreciated when the asset is placed into service. Site rental costs incurred during the construction period are recognized as rental expense in accordance with FASB Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred During a Construction Period.

Impairment or Disposal of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset or asset group to estimated undiscounted future cash flows expected to be generated by such assets. If the carrying amount of the assets exceeds their estimated future cash flows, an impairment charge would be recognized equal to the amount by which the carrying amount of the assets exceeds their fair value.

Research and Development

Research and development costs, which are primarily related to the Company’s development of its biodiesel production process, are recorded as research and development expenses as incurred in accordance with SFAS No. 2, Accounting for Research and Development Costs.

Deferred Rent

The Company recognizes rent expense on a straight-line basis over the non-cancelable term of its operating lease and, accordingly, records the difference between the cash rent payments and the recognition of the straight-line rent expense as a deferred rent liability.

Asset Retirement Obligations

The Company accounts for asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation when there is a legal obligation associated with the retirement of a tangible long-lived asset and the liability can be reasonably estimated. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the estimated remaining term of the related lease. Under SFAS 143, present value techniques are generally used to establish the fair value of an asset retirement obligation and the resulting liability is accreted to its expected settlement amount using the interest method. The estimated liability is remeasured periodically as additional information becomes available.

Other Comprehensive Income

Other comprehensive income consists of net loss and other comprehensive income, which is comprised of unrealized gains on marketable short-term investment securities. As of December 31, 2006, other comprehensive income was approximately $67,434. There was no comprehensive income during the year ended December 31, 2005.

Income Taxes

Prior to the May 17, 2005 reorganization and merger of Seattle Biodiesel LLC with and into Seattle Biofuels, Inc., the Company was treated as a limited liability company. Therefore, all taxable income and losses were allocated to the Company’s members. With the completion of the reorganization and merger, the Company became taxable as a C corporation.

The recorded tax provision for the year ended December 31, 2005, reflects the tax impact of the Company’s operations from May 17, 2005, the date the reorganization and merger were completed, through December 31,

2005. The recorded tax provision for the year ended December 31, 2006, reflects the tax impact of the Company’s operations for full fiscal year or January 1, 2006 through December 31, 2006.

Deferred income taxes are provided on all temporary differences between the financial and tax basis of assets and liabilities existing at December 31, 2005 and 2006 using enacted tax rates for the years during which taxes are expected to be paid or recovered. A valuation allowance is established, when necessary, to reduce tax assets to the amount that were more likely than not expected to be realized.

Stock-Based Compensation

The Company grants options to purchase shares of its common stock under its 2005 Stock Option Plan (the “Plan”) approved on June 9, 2005 (See Note 10). No options were granted prior to the approval of the Plan.

Prior to January 1, 2006, the Company measured stock-based compensation expense for its employee compensation plan using the intrinsic value method prescribed by APB 25, Accounting for Stock Issued to Employees (“APB 25”). Under APB 25, when the exercise price of the Company’s employee stock options were equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized. The Company applied the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation (“SFAS 123”) as amended by SFAS No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure (“SFAS 148”) as if the fair-value based method had been applied in measuring compensation expense. In accordance with SFAS 123, the Company’s 2005 pro forma fair value disclosures include an expected volatility rate of zero. Under APB 25, when the exercise price of the Company’s employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation was recognized.

Effective January 1, 2006, the Company adopted the provisions of, and began accounting for stock-based compensation in accordance with SFAS No. 123—revised 2004, Share-Based Payment (“SFAS 123R”), which replaced SFAS No. 123, and supersedes APB 25. Under the fair value provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. SFAS 123R also requires the Company to estimate forfeitures in calculating stock-based compensation expense, rather than recognizing the impact of the forfeitures as they occur, which was previously permitted. The Company uses the Black-Scholes option pricing model to determine the fair value of stock-based awards under SFAS 123R.

As the Company was considered a nonpublic entity at the date of adoption and used the minimum value method for pro forma disclosures under SFAS No. 123, the Company was required to apply the prospective transition method. The Company has applied the provisions of SFAS 123R to employee stock options granted, modified, repurchased, cancelled or settled on or after January 1, 2006 and uses the Black-Scholes option pricing model to determine the fair value of stock-based awards under SFAS 123R.

The calculation of stock-based compensation expense requires complex and subjective assumptions, including the Company’s stock price volatility, expected term of the option grants, dividend yield and the applicable risk-free interest rate. During the year ended December 31, 2006, the expected stock price volatility the Company used was based on the average historical volatility of a comparable group of companies that are publicly traded. As a privately held company with minimal history, the Company deemed an assessment of stock price volatility associated with a comparable group of publicly traded companies within the Company’s industry as a reasonable measurement of stock price volatility. The expected term of the options represents the estimated period of time until exercise and is based on the simplified method prescribed in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, Share-Based Payment, which is the midpoint of the vesting and contractual life of the option. Based on the Company’s limited operating history, the Company considers the expected term of the option grants, as calculated in accordance with SFAS 123R, as reasonable and expects to update such upon the development of actual historical results. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a term equivalent to the expected term of the stock options. The Company has not paid dividends in the past and as such the dividend rate used was 0%.

The fair value of options granted during 2005 and 2006 was determined using the Black-Scholes model and the following weighted-average assumptions:

	2005	2006
Volatility	0%	59%
Risk-free interest rate	3.9–4.4%	4.43–5.16%
Expected life	6.0-6.25 years	6.1 years
Expected dividend yield	0%	0%

In accordance with SFAS 123R, beginning in the year ended December 31, 2006, the Company presents excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the Consolidated Statements of Cash Flows for years in which a tax benefit is recorded. No such benefit was recorded for the year ended December 31, 2006 and as a result there were no differences in net cash used in operating and financing activities due to the implementation of SFAS 123R.

Total stock-based compensation expense recorded during the year ended December 31, 2006 was $85,071. No amounts related to stock-based compensation were capitalized as part of the cost of an asset as of December 31, 2006. As of December 31, 2006, approximately $509,000 of total unrecognized compensation cost, net of estimated forfeitures, related to stock options is expected to be recognized over a weighted-average period of approximately three years.

The following table presents the impact of the Company’s adoption of SFAS 123R on selected line items from the consolidated statement of operations during the year ended December 31, 2006:

	As Reported Following SFAS 123R	Impact of SFAS 123R Stock-Based Compensation Included
Operating loss	$5,374,211	$61,198
Net loss before taxes	$5,450,969	$61,198
Net loss	$5,450,969	$61,198

During 2006, the Company granted stock options to a third party for consulting services. The options were valued with a grant date fair value of $23,873, which is included in the total stock-based compensation of $85,071 for the year ended December 31, 2006.

The following table presents the impact of the Company’s adoption of SFAS 123R on selected line items from the consolidated statement of operations during the year ended December 31, 2006:

Year Ended December 31, 2006
Cost of sales	$1,557
Selling, general and administrative expenses	83,514

Total stock-based compensation	$85,071

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS 123R to stock-based employee compensation during the year ended December 31, 2005.

Year Ended December 31, 2005
Net loss as reported	$(944,553)
Employee stock-based compensation expense included in reported net loss	—
Employee stock-based compensation expense determined under fair-value-based method	(20,710)

Pro forma net loss	$(965,263)

Net loss per basic and diluted common share—as reported	$(0.07)

Net loss per basic and diluted common share—pro forma	$(0.07)

Stock compensation expense for equity instruments granted to non-employees was determined in accordance with SFAS 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. This resulted in stock compensation expense equal to the fair value of the consideration received or the fair value of the equity instruments issued, whichever was more reliably measured. The fair value of equity instruments granted to nonemployees was measured as of the earlier of the performance commitment date or the date at which performance was complete (the “measurement date”). When it was necessary under GAAP to recognize these costs during financial reporting periods prior to the measurement date, the fair value of the equity instruments granted to nonemployees was periodically remeasured as the underlying instruments vested and were earned.

New Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose, at specified election dates, to measure eligible items at fair value and to report in earnings unrealized gains and losses on those items for which the fair value option has been elected. SFAS 159 also requires entities to display the fair value of those assets and liabilities on the face of the balance sheet. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 159. The Company is currently evaluating the impact of this pronouncement on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this pronouncement on its consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise’s tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FIN 48 is effective for the fiscal years beginning after December 15, 2006. Accordingly, the Company was required to adopt FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a significant impact on the Company’s consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the prior year amounts in order to conform to the current year presentation. Redeemable convertible preferred stock, which in the prior year financial statements had been classified in shareholders’ equity, is now classified as temporary equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities.

Net Loss Per Share

Net loss per basic and diluted common share is computed using the weighted-average number of shares of common stock outstanding during the respective period without consideration of common stock equivalents. Potentially dilutive securities consisting of convertible preferred stock, common stock warrants and stock options were not included in the net loss per diluted share attributable to common shareholders for all periods presented because the inclusion of such shares would have been anti-dilutive.

The following table sets forth the computation of net loss per basic and diluted share for the period from March 5, 2004 (inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006:

	March 5, 2004 (inception) to December 31, 2004	Years Ended December 31,
		2005	2006
Net loss	$(98,739)	$(944,553)	$(5,450,969)
Weighted-average common shares outstanding	8,124,590	13,439,567	16,559,920
Shares used to compute net loss per basic and diluted common share	8,124,590	13,439,567	16,559,920
Net loss per basic and diluted common share	$(0.01)	$(0.07)	$(0.33)

2. Segment Information

The Company operates in one business segment related to the sale of biodiesel.

3. Cash and Cash Equivalents and Short-Term Investments

Cash and cash equivalents consisted of the following at December 31, 2005:

	Cost	Unrealized Gain	Fair Value
Cash and cash equivalents:
Cash	$252,927	$—	$252,927
Money market	8,443,883	—	8,443,883

Total cash and cash equivalents	$8,696,810	$—	$8,696,810

Cash and cash equivalents and short-term investments consisted of the following at December 31, 2006:

	Cost	Unrealized Gain	Fair Value
Cash and cash equivalents:
Cash	$6,998,384	$—	$6,998,384
Money market	1,506,228	—	1,506,228
Government bonds	9,899,485	42,565	9,942,050

Total cash and cash equivalents	$18,404,097	$42,565	$18,446,662

Short-term investments:
Auction rate securities	$22,600,000	$—	$22,600,000
Government bonds	4,938,981	24,869	4,963,850

Total short-term investments	$27,538,981	$24,869	$27,563,850

There were no unrealized losses related to the Company’s short-term investments at December 31, 2006. The Company did not hold short-term investments at December 31, 2005. All of the Company’s short-term investments at December 31, 2006 had contractual maturities of one year or less at the time of purchase. Proceeds from the sale of available-for-sale securities during the year ended December 31, 2006 amounted to $25,025,000. We realized no gains or losses on those sales during the year ended December 31, 2006. During the year ended December 31, 2005, there were no proceeds from the sale of available-for-sale securities. During the year ended December 31, 2006, no unrealized gains or losses were reclassified out of accumulated other comprehensive income into earnings.

4. Inventory

Inventory consisted of the following at December 31, 2005 and 2006:

	2005	2006
Raw materials	$253,383	$97,257
Work in process	—	35,905
Finished goods	37,332	22,919

	$290,715	$156,081

During the year ended December 31, 2006, the Company recorded a write down of inventories to market value in the amount of $10,136.

5. Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31, 2005 and 2006:

	2005	2006
Manufacturing and refining equipment	$803,090	$1,362,964
Vehicles	—	6,500
Office equipment and other	25,231	209,335
Leasehold improvements	11,685	32,409
Capitalized asset retirement obligation	19,072	19,072

	859,078	1,630,280
Less: Accumulated depreciation	(166,867)	(641,067)

Total	$692,211	$989,213

Construction in progress	$—	$21,261,578

Depreciation expense was $246 for the period from March 5, 2004 (inception) to December 31, 2004 and $181,465 and $487,979 for the years ended December 31, 2005 and 2006, respectively.

As of December 31, 2006, the Company capitalized approximately $247,000 of interest costs, at an effective interest rate similar to what the Company could obtain from a third-party, which are included in construction in progress. Site rental costs expensed were $82,996 during the year ended December 31, 2006. There was no capitalized interest and no site rental costs expensed for the period from March 5, 2004 (inception) to December 31, 2004 and the year ended December 31, 2005.

6. Asset Retirement Obligation

The Company uses underground storage tanks at its Seattle production facility to store raw materials used in making biodiesel. An asset retirement obligation arose when the Company began using these tanks in December 2004. The Company estimated the fair value of the asset retirement obligation using a credit adjusted risk free interest rate of 12.5%. The following table reflects the changes in the Company’s asset retirement obligations for the period from March 5, 2004 (inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006:

Liability incurred in December 2004	$19,072
Accretion expense during 2004	—

Balance at December 31, 2004	19,072
Accretion expense during 2005	2,384

Balance at December 31, 2005	21,456
Accretion expense during 2006	2,682

Balance at December 31, 2006	$24,138

7. Notes Payable

Put Note Payable

In September 2006, Imperium Grays Harbor, LLC (“IGH”), a subsidiary of the Company, entered into a unit purchase agreement and an operating agreement with a third party. Under the unit purchase agreement, the third party purchased a 7% interest in IGH for $10.0 million. The operating agreement provides that beginning as of September 30, 2009 or upon a change in control, at the option of the third party, the Company would be obligated to repurchase the 7% interest in IGH for the greater of: (1) $10.0 million, less any dividends or other returns to such date to the third party by IGH; or (2) an amount equal to 7% of the then fair value of IGH. The Company has recorded the initial $10.0 million as a put note payable as of December 31, 2006 and will adjust the recorded value of the note to its fair value to the extent the fair value exceeds $10.0 million, less any cash dividend distributions, with the change in the fair value of the note being recognized as interest in the period in which they occur.

Under its biodiesel purchase agreement with the third party, IGH will manufacture and sell to the third party approximately 18 million gallons of pure biodiesel in 2007, which may increase by up to 10% per year through 2011. The third party has the option to extend the biodiesel purchase agreement for a three year renewal term. Under the arrangement, the third party is obligated to procure vegetable oil and sell it to IGH at cost. IGH is then obligated to manufacture and deliver pure biodiesel (“B-100”) to a blender who will blend this product with petroleum-based diesel oil and deliver such blended product to the third party. IGH will sell the B-100 to the blender at a variable price subject to certain limitations to be determined based on the price paid by IGH for the vegetable oil plus refining costs, corporate overhead and a defined profit margin. The third party may terminate the agreement with six months’ notice provided the third party pays to IGH a fee equal to the lower of: (1) IGH’s projected cost and profit for the minimum quantities deliverable under the arrangement for its remaining initial or renewal term; (2) 20% of IGH’s total construction and start up costs for the Grays Harbor production facility, prorated for the amount of time the biodiesel purchase agreement was in effect; or (3) $13,000,000. The third party may also terminate the agreement without the payment of any fee in the event of IGH’s inability to perform its responsibilities, its insolvency, its uncured material breach of the agreement, including IGH’s inability to supply biodiesel at required specifications, or if any law, regulation, judgment or order makes the performance of any obligation under the agreement illegal or prohibited. The third party has the option to extend the agreement through December 31, 2014. In connection with these agreements, the Company entered into a joinder of guarantor agreement with IGH, thereby guaranteeing the obligations of IGH with respect to the agreements with the third party.

Convertible Notes Payable

In April and May 2005, the Company issued non-interest bearing promissory notes with a principal amount of $500,000, due on demand at any time after June 1, 2006. The notes were mandatorily convertible upon the close by the Company of an equity financing with proceeds of at least $1.0 million into the shares issued in such equity financing, with the conversion price equal to the per share price obtained in the financing transaction.

In July 2005, in connection with the Company’s sale of common stock (See Note 9), the notes were converted, in accordance with their terms, into 862,516 shares of common stock at a conversion price per share of $0.5797. Also, in July 2005, in accordance with the terms of the notes, the Company issued to the note holders warrants to purchase 86,252 shares of common stock with an exercise price of $0.5797 per share, expiring in July 2015. The Company accounted for the warrants as a debt discount and recognized interest expense, based on the fair value of the warrants, in the amount of $30,000. The fair value of the warrants was calculated using the Black-Scholes model, based on assumptions including an estimated volatility of 42%, an expected warrant term equal to the contractual term of the warrants of ten years, a risk free interest rate of 4.2%, and an expected dividend yield of zero. The Company allocated the proceeds of the financing between the notes and the warrants resulting in the identification of a beneficial conversion feature contained in the notes. The beneficial conversion feature resulted in an additional charge to interest expense on conversion of the notes, also in the amount of $30,000.

In August 2005, the Company issued convertible promissory notes in the aggregate principal amount of $500,000, bearing interest at an annual rate of 10%. The convertible promissory notes were due on demand at any time after July 31, 2007. The principal and accrued interest were convertible at the Company’s option upon completion by the Company of a preferred equity financing yielding gross proceeds of at least $1.0 million into the shares issued in such preferred equity financing at the price per share obtained in the financing transaction. In December 2005, in connection with the Company’s sale of Series A redeemable convertible preferred stock (See Note 8), one of the convertible promissory notes with a principal balance of $250,000, plus accrued interest of $8,630, was converted in accordance with its terms into 196,781 shares of Series A redeemable convertible preferred stock at a conversion price per share of $1.31. Also in December 2005, the terms of conversion for the remaining convertible promissory note, with an aggregate principal amount of $250,000, plus accrued interest in the amount of $9,041, were amended such that the notes were convertible into common stock at a conversion price of $0.5797 per share. These notes were converted into 446,853 shares of common stock in December 2005.

In October 2006, the Company issued $7,500,000 in convertible promissory notes (the “Convertible Notes”), bearing interest at an annual rate of 8%, to certain existing shareholders of the Company. The Convertible Notes were to be repaid from the proceeds received by the Company from the subsequent sale of Series B redeemable convertible preferred stock. To the extent any portion of the Convertible Notes remained unpaid at January 28, 2007, the amount of any unpaid principal and accrued unpaid interest was to be automatically converted into Series B redeemable convertible preferred stock, with the same rights and preferences as the Series B redeemable convertible preferred stock discussed in Note 8. In accordance with the terms of the Convertible Notes, the Company issued to the note holders warrants to purchase an aggregate of 191,034 shares of common stock with an exercise price of $0.01 per share, expiring in October 2011. The

Company accounted for the warrants as a debt discount based on the fair value of the warrants, in the amount of $1,240,000, which was amortized to interest costs over the term of the Convertible Notes. As of December 31, 2006, the Company had recognized $866,667 as interest costs related to the debt discount. The fair value of the warrants was calculated using the Black-Scholes model, based on assumptions including an estimated volatility of 59%, an expected warrant term equal to the contractual term of the warrants of five years, a risk free interest rate of 4.64%, and an expected dividend yield of zero. The Convertible Notes and related accrued interest of approximately $150,000 were paid in full during the quarter ending March 31, 2007.

Notes Payable to Related Party

In 2004, the Company received net unsecured loans from its sole member bearing interest at an annual rate of 8% with a principal balance of $46,550, classified in the accompanying balance sheet at December 31, 2004 as non-current liabilities. The Company also borrowed $10,000 from an investor who became the Company’s member, shareholder and Chief Executive Officer in 2005. In early 2005, the outstanding balances of these borrowings of $59,707, including accrued interest of $3,147, were settled through capital contributions from these members.

In March and April 2005, the Company received advances totaling $100,000 from a shareholder under a revolving promissory note bearing interest at an annual rate of 10%. The revolving promissory note was due on the earlier of May 1, 2006 or the close of the Company’s next equity financing yielding gross proceeds of at least $1.0 million, and was secured by the Company’s inventory. In June 2005, the Company settled its obligation under the revolving promissory note through payment in full of the principal amount plus accrued interest in the amount of approximately $2,000.

8. Redeemable Convertible Preferred Stock

Series A and Series B Redeemable Convertible Preferred Stock

The Series A redeemable convertible preferred stock (the “Series A”) and Series B redeemable convertible preferred stock (the “Series B”) consisted of the following at December 31, 2005 and 2006:

	Shares Authorized and Designated	Shares Issued and Outstanding	Net Proceeds
As of December 31, 2005
Series A redeemable convertible preferred stock	6,000,000	5,679,906	$7,362,930
Series B redeemable convertible preferred stock	—	—	—

Total	6,000,000	5,679,906	$7,362,930

As of December 31, 2006
Series A redeemable convertible preferred stock	6,000,000	5,903,239	$7,650,047
Series B redeemable convertible preferred stock	6,000,000	2,732,069	29,750,501

Total	12,000,000	8,635,308	$37,400,548

Within 180 days after December 22, 2010, the holders of a majority of the then outstanding Series A and Series B shares may elect to cause the Company to redeem all outstanding Series A and Series B shares. The Series A share redemption would be at a price equal to 140% of the original purchase price ($1.84 per share or an aggregate value of $10.9 million for all shares outstanding at December 31, 2006). The Series B share redemption would be at a price equal to 140% of the original Series B purchase price ($18.3194 per share or an aggregate value of $50.0 million for all shares outstanding at December 31, 2006) in three annual installments, with the first such installment due no later than 90 days after such election. The Company may accelerate the redemption payments at its election, without penalty or premiums.

The redemption value and liquidation preferences of the redeemable convertible preferred shares, which is not recorded by the Company, as of December 31, 2005 and 2006 was as follows:

	Liquidation Preference	Redemption Value
As of December 31, 2005
Series A redeemable convertible preferred stock	$7,465,100	$10,451,027
Series B redeemable convertible preferred stock	—	—

Total	$7,465,100	$10,451,027

As of December 31, 2006
Series A redeemable convertible preferred stock	$7,758,627	$10,861,959
Series B redeemable convertible preferred stock	71,499,885	50,049,865

Total	$79,258,512	$60,911,824

In the event of a liquidation, dissolution or winding up of the Company the holders of the Series A and Series B shares will be entitled to receive, in preference to the holders of common stock, the greater of $1.3143 per share in the case of the Series A shares, and $26.1706 in the case of the Series B shares, plus all declared or accrued but unpaid dividends, or the amount that such holders would be entitled to receive if their Series A and Series B shares had been converted to common stock immediately prior to the liquidation event and participated with the holders of common stock in an allocation of the proceeds of liquidation. Remaining assets, if any, would be distributed ratably to the holders of the common stock.

The Series A and Series B shares shall automatically convert to common stock upon the affirmative vote of the holders of a majority of the then outstanding Series A and Series B shares, voting as a single class, or upon the consummation of a public offering of shares of common stock resulting in net proceeds to the Company of at least $30.0 million. Each Series A share and Series B share is initially convertible, at the option of the holders into one share of common stock, subject to potential anti-dilution adjustments as defined in the Company’s articles of incorporation. However, with respect to the Series B shares, if the public offering price is less than $26.18 per share, subject to adjustment for stock splits, the number of shares of common stock issued upon conversion of each outstanding share of Series B will be increased and will be equal to the number obtained by dividing $13.0853, subject to adjustment for stock splits, by 50% of the public offering price per share in the offering. Therefore, depending on the price of the shares sold in the initial public offering, the holders of the Series B shares may receive more than one share of common stock for each outstanding share of Series B.

Holders of the Series A and Series B shares are entitled to receive cumulative dividends in preference to any dividend on common stock at the rate of 8% per annum, payable if and when declared by the board of directors. The holders of Series A and Series B shares are also entitled to participate pro rata in any dividends paid on the common stock on an as-if-converted basis. No dividends have been declared through December 31, 2006. Cumulative dividends in arrears as of December 31, 2005 and 2006 were approximately $15,000 in aggregate, or $0.003 per share, and $1.2 million in aggregate or $0.143 per share, respectively. If the Series A and Series B shares are converted to common shares under the conditions described above, then the holders of the Series A and Series B shares are no longer eligible to receive any amounts related to the cumulative dividends in arrears. Due to the Company actively pursuing an initial public offering, it is not probable that any dividends related to the Series A and Series B shares would be declared or paid, and as such, the Company has not recorded any related dividends. Additionally, the Series A and Series B shares are not currently redeemable and it is not probable that the Series A and Series B shares will become redeemable, therefore the Company has not recorded any related accretion.

Holders of Series A and Series B shares, voting together as a separate class, are entitled to elect two members of the Company’s board of directors. Holders of a majority of the Company’s common stock are entitled to elect two members of the Company’s board of directors. The remaining director is to be elected by the holders of Series A and Series B shares and common shareholders voting together as a single class on an as-if-converted basis.

For so long as at least 500,000 shares of Series A and/or Series B remain outstanding, the Company must obtain the consent of the holders of at least a majority of the Series A and Series B shares, voting together as a single class, to take certain actions such as: altering the rights or preferences of Series A and Series B so as to adversely affect Series A and Series B; creating a new class of shares having rights, or privileges senior to or on a parity with Series A and Series B; amending or waiving any provision of the articles of incorporation so as to adversely affect the Series A and Series B; changing the authorized number of shares of capital stock; redeeming any shares of capital stock, subject to certain exceptions; consummating any merger, sale of control, or any transaction in which all or substantially all of the assets of the Company are sold; altering the size of the board of directors; authorizing, paying or declaring any dividend; liquidating or dissolving the Company; or creating or altering any equity incentive plan or increasing the number of shares reserved for issuance under the Plan. The Series A and Series B shares vote together with common stock on substantially all other matters. Each share of Series A and Series B has a number of votes equal to the number of shares of common stock then issuable upon conversion of Series A and Series B shares.

Rights of First Refusal

Pursuant to a Right of First Refusal and Co-Sale Agreement, should any shareholder of the Company propose to accept an offer to sell such shares, the Company and certain of its shareholders have certain rights to purchase such shares. Such rights will terminate immediately prior to the consummation of a public offering with net proceeds of not less than $30 million, or upon the sale of the Company or execution of certain other strategic transactions.

Registration Rights

Pursuant to an Investor Rights Agreement, certain holders of the Series A and Series B shares hold certain rights to require the Company to register their shares of common stock issued upon the conversion of the Series A or Series B shares.

9. Shareholders’ Equity

Common Stock

In January 2005, the Company conveyed a 25% member’s equity interest to a contractor in settlement of a $250,000 liability for construction and engineering services (See Note 14). Also, in January 2005, the Company conveyed a 10% member’s equity interest to an investor for cash in the amount of $140,000 and a settlement of an outstanding borrowing from the investor of $10,000. In June 2005, this investor became the Company’s Chief Executive Officer.

During the period of June 2005 to November 2005 the Company sold 2,656,547 shares of common stock to various investors for $0.58 per share raising proceeds of approximately $1.5 million, net of offering costs of $348,869, including 594,000 shares of common stock issued to one of the Company’s shareholders according to the terms of a May 11, 2005 Founders’ Agreement, and in connection with this shareholder’s anti-dilution rights and his services to raise additional financing of at least $500,000.

Common Stock Reserved

A summary of common stock reserved for issuance is as follows at December 31, 2006:

Conversion of outstanding Series A redeemable convertible preferred stock	5,903,239
Conversion of outstanding Series B redeemable convertible preferred stock	2,732,069
Exercise of authorized unissued common stock options	4,284,437
Exercise of outstanding common stock warrants	1,187,875

14,107,620

Common Stock Purchase Warrants

In July 2005, in connection with the conversion of notes payable into common stock, the Company issued the note holders warrants to purchase common stock with an exercise price of $0.58, expiring in July 2015.

In connection with certain issuances of Series B redeemable convertible preferred stock, the Company issued the purchasers warrants to purchase 910,589 shares of common stock and allocated $5,911,654 of the proceeds from the issuance of the Series B redeemable convertible preferred stock to the common stock warrants based on their estimated fair value on the date of issuance. Upon surrender of a warrant, the holder is entitled to purchase one share of the Company’s common stock for $0.01. The warrants expire in October 2011. The Company also issued 191,034 warrants to purchase common stock in connection with the Convertible Notes issued in October 2006 (See Note 7) and allocated $1,240,000 of the proceeds from the issuance of the Convertible Notes to the common stock warrants based on their estimated fair value on the date of issuance.

Registration Rights

Pursuant to an Investor Rights Agreement, certain holders of warrants to purchase common stock hold certain rights to require the Company to register the shares of common stock issuable upon the exercise of the warrants.

10. Equity Compensation Plans

2005 Stock Option Plan

In June 2005, the board of directors approved the Plan, which provides for the grant of incentive and nonqualified stock options to employees and non-employee consultants. A total of 4,284,437 shares of common stock are authorized and reserved for issuance under the Plan as of December 31, 2006. The Plan is administered by the board of directors or a committee of the board of directors which has the discretion to determine which employees and non-employee consultants shall be granted options. Options typically vest over a three to four year period and the Plan provides for an option term not to exceed ten years. The Plan provides that in the event of certain strategic events, vesting is automatically accelerated such that 100% of all options shall become vested unless such options are assumed by a successor corporation or unless the option was subject to other limitations imposed by the Plan Administrator when the option was issued.

As of December 31, 2006, 2,432,053 shares of common stock were available for future grants.

Following is a summary of stock option activity from the inception of the Plan in 2005 through the year ended December 31, 2006:

	Options Outstanding
	Available for Grant	Number of Shares	Weighted- Average Exercise Price
Balances, June 9, 2005	2,376,228	—
Options granted	(1,250,000)	1,250,000	$0.51
Options canceled	100,000	(100,000)	0.58

Balances, December 31, 2005	1,226,228	1,150,000	0.50
Additional options authorized	1,908,209	—
Options granted	(938,640)	938,640	1.13
Options canceled	236,256	(236,256)	0.58

Balances, December 31, 2006	2,432,053	1,852,384	$0.81

The following table summarizes information about common stock options outstanding at December 31, 2006:

Exercise Price	Options Outstanding	Weighted-Average Remaining Contractual Life (Years)	Exercisable
$0.50	1,080,000	8.45	540,000
$0.58	511,884	9.22	21,458
$0.75	178,500	9.52	10,000
$6.50	82,000	9.82	—

	1,852,384	8.82	571,458

The weighted-average grant date fair value of options granted during 2006 was $0.74 per share. The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2006 was approximately $10,537,000 and $3,424,000, respectively. The aggregate intrinsic value represents the difference between the Company’s stock price on the last day of the respective year, which was $6.50 as of December 31, 2006. During the years ended December 31, 2005 and 2006, approximately 180,000 and 391,000 shares, respectively, vested with an estimated grant date fair value of approximately $20,000 and $48,000, respectively. There were approximately 970,000 options unvested at the beginning of the year ended December 31, 2006. There were no options outstanding as of the beginning of the year ended December 31, 2005.

11. Income Taxes

During the period from March 5, 2004 to December 31, 2004 and until May 17, 2005, the Company and its predecessor operated as a limited liability company. As such, taxable income and loss passed through to the Company’s members and the Company did not incur or owe any income tax related amounts. As of and subsequent to May 2005, the Company became a taxable entity for income tax purposes.

The tax effect of temporary differences is reported as deferred income taxes. SFAS No. 109, Accounting for Income Taxes (“SFAS 109”), requires that deferred tax assets be evaluated for future realization and be reduced by a valuation allowance to the extent the Company believes a portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of its deferred tax assets, including its recent cumulative net loss experience and expectations of future taxable income by taxing jurisdiction, the carry-forward period available to the Company for tax reporting purposes, and other relevant factors. Significant judgment is required in making this assessment, and it is very difficult to predict when, if ever, its assessment may conclude that the remaining portion of its deferred tax assets are realizable. In accordance with SFAS 109, the Company allocated the valuation allowance to current and long-term deferred tax assets on a pro-rata basis.

Significant components of deferred tax assets and liabilities that result from temporary differences between the financial statement and tax basis of assets and liabilities as of December 31, 2005 and 2006 are as follows:

	2005	2006
Deferred tax assets:
Net operating loss carryforwards	$250,810	$1,554,000
Other	26,401	456,000

Total deferred tax assets	277,211	2,010,000
Valuation allowance	(277,211)	(2,010,000)

Net deferred tax asset	$—	$—

The Company has recorded a valuation allowance on its deferred tax assets due to the uncertainty as to whether such assets will be realized. In addition, the use of net operating losses in any given year may be limited under

Section 382 of the Internal Revenue Code due to ownership changes which may have occurred or which may occur in future periods. The change in the valuation allowance was approximately $1,733,000 for the year ended December 31, 2006. At December 31, 2005 and 2006, all of the Company’s deferred tax assets were non-current.

A reconciliation of income tax benefit (expense) computed at the U.S. federal statutory tax rates to the actual provision for income taxes for the years ended December 31, 2005 and 2006 is as follows:

	2005	2006
Federal income tax rate	34.0%	34.0%
Change in valuation allowance	(29.0)%	(31.8)%
Nontaxable losses attributable to operations as a limited liability company	(4.0)%	—
Non-deductible debt facility costs	—	(4.1)%
Permanent difference—other	(1.0)%	1.9%

Net effective tax rate	0.0%	0.0%

The Company has a net operating loss credit carryforward for federal income tax purposes of approximately $4,570,000 at December 31, 2006, of which $738,000 expires in 2025 and the remainder in 2026.

12. Leasing Arrangements

On May 9, 2006, the Company entered into an agreement to lease from the Port of Grays Harbor, Washington (the “Port”), for land for the construction of a biodiesel production facility. The lease has an initial term through May 31, 2031 and the Company holds three five-year renewal options. Rent becomes payable at the earlier of: (1) two years after the execution of the lease; or (2) the date of the first shipment of 23,500 gallons or more of biodiesel from the production facility, which is anticipated to be May 2007. Annual rent is approximately $132,000 in each of the first five years following the rent commencement date plus excise tax related to the leasehold improvements. The rent payments are subject to adjustment on a five-year basis thereafter based on the lesser of changes in the Consumer Price Index for All Urban Consumers, or 2% per year, but not to exceed 10% in any five-year period. The Company also holds an option to lease certain adjoining property from the Port and a right of first refusal to purchase the leased property and adjoining land. The Company currently expects to begin rental payments in May 2007. As such, the Company has recorded deferred rent for the free rent period from lease inception to April 30, 2007.

On March 31, 2006, the Company entered into a two-year operating lease for office space in Seattle, Washington. The average annual lease commitment under the arrangement is approximately $133,000, plus certain allocated building operating expenses.

In November 2006, the Company entered into a ten-year operating lease agreement to lease insulated rail cars. The lease calls for the delivery of the rail cars to the Company between October 2007 and March 2008. The monthly payments stipulated under the lease agreement are dependent on the number of rail cars delivered to the Company. Upon full delivery of the contracted number of rail cars the Company’s lease payments are expected to be approximately $78,500 per month. The agreement terminates in November 2016.

On November 20, 2006, the Company entered into a three-year operating lease agreement to lease a marine tanker barge, under which the Company expects to receive the barge between August 1, 2007 and November 1, 2007.

The Company’s Seattle production facility is leased under an operating lease expiring in 2008. The Company has the right to extend the lease for an additional five years at the market rent. The Company also leases other equipment under operating leases expiring in 2009.

Future minimum annual rentals payable under these lease agreements are as follows at December 31, 2006:

2007	$1,407,793
2008	5,203,534
2009	4,673,627
2010	1,074,466
2011	1,083,297
Thereafter	8,700,611

$22,143,328

The Company recognizes rental expense related to the total lease payments due under the related lease agreements based on a straight-line basis over the entire lease term. Rent expense for the years ended December 31, 2005 and 2006 was approximately $41,112 and $237,393, respectively. The Company recorded deferred rent in the amount of $8,741 and $89,402 at December 31, 2005 and 2006, respectively.

13. Concentrations

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and trade receivables. Cash and cash equivalents are maintained primarily at two financial institutions and amounts held at these institutions exceed federally insured limits. The Company is exposed to credit risk in the event of a default by the financial institutions holding its cash, cash equivalents and marketable securities and issuers of investments to the extent recorded on the balance sheet.

During the year ended December 31, 2005, the Company’s customers are located primarily on the West Coast of the U.S. Three customers accounted for 43%, 26% and 18% of total sales during the year ended December 31, 2005. Amounts due from two of these customers comprised 80% and 13% of total trade receivables at December 31, 2005.

During the year ended December 31, 2006, the Company’s customers were located primarily on the West Coast of the U.S. Three customers accounted for approximately 63%, 18% and 6% of total sales during the year ended December 31, 2006. Amounts due from two of these customers comprised approximately 71% and 8% of total trade receivables at December 31, 2006.

Concentrations of Supply

Vegetable oil is the primary ingredient in biodiesel produced by the Company and the Company has predominately used soybean oil to date to manufacture this product. During the year ended December 31, 2006, two suppliers provided the Company with 83% and 17% of the soybean oil purchases.

14. Related Party Transactions

During the period from March 5, 2004 (inception) to December 31, 2004, certain expenses of the Company in the amount of $44,890 were paid by the Company’s President, who is also a shareholder. In addition, during 2004, this individual paid $26,965 on behalf of the Company for property, plant and equipment. All such payments were treated as capital contributions by the Company and are recognized as operating expenses in the consolidated statement of operations and property, plant and equipment in the accompanying consolidated balance sheet.

During 2004 and until February 2005, one member of the Company provided services as its executive officer without receiving a salary or other compensation.

The Company hired a third party contractor to provide certain construction and engineering services related to the construction of its production facility in Seattle, Washington. These services were provided during the period from March 5, 2004 to December 31, 2004. On January 7, 2005, the parties executed an operating agreement under which the contractor agreed to accept a 25% member’s interest in the Company in settlement of $250,000 due for such construction and engineering services. This interest was ultimately transferred into 3,000,000 shares of common stock. In addition, during 2006 and 2005 the Company engaged the contractor to provide additional construction services in connection with the completion of the manufacturing facility. The Company paid approximately $210,000 and $199,000 in cash for such services during the years ended December 31, 2005 and 2006, respectively.

The Company hired a third party contractor to provide certain legal related services that were provided during the year ended December 31, 2006. The third party contractor owns shares in the Company. During the year ended December 31, 2006, the Company incurred costs of approximately $126,000 related to the third party.

15. Commitments and Contingencies

Purchase Commitments

At December 31, 2006, the Company had outstanding contracts with a vendor to purchase approximately 50,000 metric tons of palm biodiesel for approximately $41.5 million. The delivery of the palm biodiesel is anticipated between May 2007 and July 2007, prior to the beginning of manufacturing at the Company’s Grays Harbor production facility, and is expected to be used to satisfy anticipated demand of certain of the Company’s customers during that period. This is a purchase commitment made in the normal course of business. The contracts had no significant fair value at December 31, 2006.

At December 31, 2006, the Company had an outstanding agreement with a vendor to purchase a minimum of 12,000 metric tons of palm oil per year during certain peak customer demand periods beginning in March 2007 for a three year period. This is a purchase commitment made in the normal course of business. The contracts had no significant fair value at December 31, 2006.

In December 2006, the Company entered into an agreement to purchase a marine tanker barge, subject to certain closing conditions, for a purchase price of approximately $6.0 million. The vessel is anticipated to be delivered to the Company between June 1, 2007 and August 1, 2007. The sale closes upon the delivery of the vessel to the Company.

Additionally, the Company has entered into agreements in the ordinary course of business, for which payment is due from the Company based on the delivery of the contracted products or services. To the extent that such products or services were received by the Company during the year ended December 31, 2006, the related amounts are reflected in its consolidated financial statements.

Environmental Liabilities

The Company’s operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdiction in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of material at its locations. Accordingly, the Company has adopted policies, practices, and procedures in the areas of pollution control, occupational health, and the production, handling, storage, and use of hazardous materials to prevent environmental or other damage, and to limit the financial liability which could result from such events. Additionally, the Company maintains insurance for certain environmental risks. Environmental liabilities are recorded when the Company’s liability is probable and the costs can be reasonably estimated. No such liabilities were recorded at December 31, 2005 or 2006.

16. Subsequent Events

Sale of Series B Redeemable Convertible Preferred Stock

In January 2007, the Company completed the sale of 2,991,904 shares of Series B redeemable convertible preferred stock at a price per share of $13.0853 raising proceeds, net of commissions and other direct costs, of approximately $38.7 million (the “Second Closing”). In connection with the Second Closing, the purchasers were granted warrants to purchase an aggregate of 997,194 shares of common stock with an exercise price of $0.01 per share. The Series B redeemable convertible preferred stock issued in the Second Closing had preferences identical to the preferences provided in connection with the sale of Series B redeemable convertible preferred stock in October 2006 (See Note 8).

In February 2007, the Company completed of the sale of Series B redeemable convertible preferred stock at a price of $13.0853 per share raising proceeds, net of commissions and other direct costs, of approximately $39.9 million (the “Third Closing”). The Series B redeemable convertible preferred stock issued in the Third Closing had preferences identical to the preferences provided in connection with the previous sales of Series B redeemable convertible preferred stock, but did not include the issuance of any warrants to purchase shares of common stock.

Letter of Credit

In March 2007, the Company entered into a letter of credit with a large international commercial bank (the “Bank”) under which the Company can draw funds for purposes of securing payments to be made by the Company to a third party vendor. The Company has drawn approximately $24.4 million against the letter of credit at April 30, 2007. The letter of credit is secured by a deposit of approximately $25.4 million that the Company placed in an account at the Bank.

Land Purchase

On March 7, 2007, the Company signed an agreement to purchase land, subject to certain closing conditions, in Honolulu, Hawaii for approximately $25.0 million.

2007 Performance Incentive Plan

In May 2007, the Company’s board of directors adopted, subject to shareholder approval, the form of a 2007 Performance Incentive Plan (the “Incentive Plan”). Prior to effectiveness of the Company’s initial public offering, the Company’s board of directors will establish the number of shares of the Company’s common stock that will be authorized and reserved for issue under the Incentive Plan. Prior to effectiveness of the Company’s initial public offering the Company will seek shareholder approval for the Incentive Plan. The Incentive Plan, if approved by the shareholders, will provide for the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares and units, deferred compensation awards, other cash-based or stock-based awards and non-employee director awards.

2007 Employee Stock Purchase Plan

In May 2007, the Company’s board of directors adopted, subject to shareholder approval, an Employee Stock Purchase Plan (the “ESPP”). The ESPP, if approved by the shareholders, permits eligible participants to purchase shares of common stock through payroll deductions. A total of 500,000 shares of common stock will be made available for sale under the ESPP. This initial authorization will increase automatically on January 1, 2008 and each subsequent anniversary through January 1, 2017 by an amount equal to the smaller of 1% of the number of shares of common stock issued and outstanding on December 31 of the prior year, or 100,000 shares. Alternatively, the Company’s board of directors can act prior to January 1 each year to increase the share reserve by a lesser amount determined by the compensation committee of the board of directors.

Accumulated payroll deductions are used to purchase shares of the Company’s common stock at the end of each offering period. For each offering period, the purchase price is 95% of the fair market value of the Company’s common stock on the purchase date. Participants may end their participation at any time during an offering period, and will be refunded their accumulated payroll deductions for such offering period. Participation ends automatically upon termination of employment.

IMPERIUM RENEWABLES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2006	June 30, 2007	Pro Forma Shareholders’ Equity At June 30, 2007 (Note 1)
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$18,446,662	$22,150,033
Short-term investments	27,563,850	3,700,000
Trade accounts receivable	279,582	7,794,700
Other accounts receivable	9,732	68,103
Inventory	156,081	21,642,229
Restricted cash	—	9,483,401
Prepaid expenses and other current assets	406,452	6,346,887

Total current assets	46,862,359	71,185,353

Property, plant and equipment, net	989,213	45,716,194
Construction in progress	21,261,578	29,259,644
Other assets	453,190	7,280,585

Total assets	$69,566,340	$153,441,776

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$10,062,655	$5,359,719
Accrued expenses and other current liabilities	803,623	8,995,596
Hedging liabilities	—	9,061,463
Notes payable to related parties, net of discount	7,500,000	—

Total current liabilities	18,366,278	23,416,778
Deferred rent	89,402	131,796
Asset retirement obligation	24,138	41,328
Long-term put note payable	10,000,000	10,000,000
Long-term debt—credit facility	—	6,704,000
Other liabilities	—	400,688

Commitments and contingencies

Redeemable convertible preferred stock, no par value, authorized and designated 12,000,000 at December 31, 2006; 16,000,000 shares at June 30, 2007; and 8,635,308 shares and 14,879,886 shares issued and outstanding at December 31, 2006 and June 30, 2007, respectively	37,400,548	109,537,532	$—

Shareholders’ equity
Common stock, no par value, warrants and additional paid in capital; authorized 39,000,000 shares and 129,000,000 shares as of December 31, 2006 and June 30, 2007, respectively; 16,559,920 shares and 17,049,847 shares issued and outstanding at December 31, 2006 and June 30, 2007, respectively	10,112,801	18,063,294	128,952,191
Accumulated other comprehensive income	67,434	7,225	7,225

Accumulated deficit	(6,494,261)	(14,860,865)	(28,860,865)

Total shareholders’ equity	3,685,974	3,209,654	$100,098,551

Total liabilities and shareholders’ equity	$69,566,340	$153,441,776

See accompanying notes to condensed consolidated financial statements.

IMPERIUM RENEWABLES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,
	2006	2007
	(unaudited)

Product sales	$1,517,794	$21,679,345
Cost of sales	1,825,839	23,373,714

Gross loss	(308,045)	(1,694,369)
Operating expenses:
Research and development expenses	102,490	644,455
Selling, general and administrative expenses	1,396,263	7,366,277

Total operating expenses	1,498,753	8,010,732

Operating loss	(1,806,798)	(9,705,101)

Other income (expense), net:
Interest income	173,495	1,784,883
Interest expense	(3,288)	(346,403)
Loss from hedging activities	—	(99,983)

Total other income, net	170,207	1,338,497

Net loss	$(1,636,591)	$(8,366,604)

Net loss per basic and diluted common share	$(0.10)	$(0.50)

Shares used in computing net loss per basic and diluted common share	16,559,920	16,668,654

Pro forma net loss per basic and diluted share		$(0.26)

Shares used to compute pro forma net loss per basic and diluted share		32,722,683

See accompanying notes to condensed consolidated financial statements.

IMPERIUM RENEWABLES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY

	Redeemable Convertible Preferred Stock				Common Stock		Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity
	Series A		Series B
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2006	5,903,239	$7,650,047	2,732,069	$29,750,501	16,559,920	$10,112,801	$67,434	$(6,494,261)	$3,685,974
Sales of Series B redeemable convertible preferred stock and common stock warrants, net of issuance costs of $3,101,320	—	—	6,244,578	72,136,984	—	6,830,979	—	—	6,830,979
Proceeds from issuance of common stock upon exercise of stock options.	—	—	—	—	1,750	1,142	—	—	1,142
Proceeds from issuance of common stock upon exercise of common stock warrants	—	—	—	—	488,177	19,623	—	—	19,623
Stock-based compensation	—	—	—	—	—	1,098,749	—	—	1,098,749
Unrealized losses on short-term investments	—	—	—	—	—	—	(60,209)	—	(60,209)
Net loss	—	—	—	—	—	—	—	(8,366,604)	(8,366,604)

Balance at June 30, 2007	5,903,239	$7,650,047	8,976,647	$101,887,485	17,049,847	$18,063,294	$7,225	$(14,860,865)	$3,209,654

See accompanying notes to condensed consolidated financial statements.

IMPERIUM RENEWABLES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2006	2007
	(unaudited)
Operating activities:
Net loss	$(1,636,591)	$(8,366,604)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	196,834	715,490
Loss on asset disposal	—	9,295
Unrealized loss on hedging activities, net	—	2,854,223
Stock-based compensation	11,414	1,098,749
Deferred rent	—	42,394
Asset retirement obligation	16,082	17,190
Write down of inventory to lower of cost or market	5,018	19,562
Noncash interest expense	—	300,636
Noncash warrant expense	—	67,972
Changes in operating assets and liabilities:
Trade accounts receivable	(54,919)	(7,573,489)
Inventory	61,825	(21,505,710)
Prepaid expenses and other current assets	(28,806)	(3,057,835)
Increase in restricted cash equivalents	—	(9,483,401)
Accounts payable	32,686	(6,963,427)
Accrued expenses and other current liabilities	120,177	2,126,034
Deposits and other assets	—	(3,470,675)

Net cash used in operating activities	(1,276,280)	(53,169,596)

Investing activities:
Purchase of property, plant and equipment	(464,262)	(25,050,276)
Purchase of construction in progress	(599,181)	(20,073,126)
Purchases of short term investments	(7,775,000)	(37,260,209)
Sales and maturities of short term investments	1,550,000	61,063,850

Net cash used in investing activities	(7,288,443)	(21,319,761)

Financing activities:
Repayment of note payable	—	(7,500,000)
Proceeds from borrowing on long term debt—credit facility	—	6,704,000
Proceeds from issuance of common stock	—	20,765
Proceeds from sale of Series A redeemable convertible preferred stock and warrants, net	288,290	—
Proceeds from sale of Series B redeemable convertible preferred stock and warrants, net	—	78,967,963

Net cash provided by financing activities	288,290	78,192,728

Net increase (decrease) in cash and cash equivalents	(8,276,433)	3,703,371
Cash and cash equivalents at beginning of period	8,696,810	18,446,662

Cash and cash equivalents at end of period	$420,377	$22,150,033

See accompanying notes to condensed consolidated financial statements.

IMPERIUM RENEWABLES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of Imperium Renewables, Inc. and its wholly-owned and majority owned subsidiaries (together, the “Company”). The Company commenced operations as Seattle Biodiesel LLC, a Washington limited liability company, in March 2004. Seattle Biodiesel LLC acquired, developed and operates its production facility in Seattle, Washington. In May 2005, the Company formed Seattle Biofuels, Inc., a Washington corporation, and changed its name in March 2006 to Imperium Renewables, Inc. and merged Seattle Biodiesel LLC into a wholly-owned subsidiary, with Seattle Biodiesel LLC as the surviving entity. In November 2005, the Company formed Imperium Grays Harbor, LLC, formerly Imperium Oils, LLC and Inland Empire Oilseeds, LLC of which a majority is owned by the Company through a subsidiary formed in 2007, IGH Investment Company, LLC. Imperium Grays Harbor, LLC owns and will operate the Grays Harbor production facility. In August 2006, the Company formed Imperium Renewables Hawaii LLC, which will own and operate the Company’s planned Hawaii production facility. In November 2006, the Company formed Imperium Services LLC, a wholly-owned subsidiary that is responsible for feedstock acquisition and marketing. In 2007, the Company formed a wholly-owned subsidiary related to planned projects in the Northeastern U.S., Imperium Renewables Tri-State, LLC, and a wholly-owned subsidiary in Argentina, Imperium Renewables Argentina S.A. In addition, in the second quarter of 2007, the Company formed a wholly-owned subsidiary, Imperium Process Technologies LLC, to hold certain intellectual and logistical assets. All significant intercompany accounts and transactions have been eliminated in consolidation. The 2005 merger between Seattle Biodiesel LLC and Seattle Biofuels, Inc. had no accounting impact as the transaction involved entities under common control.

These financial statements reflect all adjustments, consisting of normal, recurring adjustments that, in the opinion of the Company’s management, are necessary for a fair presentation of the results of operations for the periods presented. Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for any subsequent quarter or for the year ending December 31, 2007.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2006.

Unaudited Interim Financial Information

The Company has prepared the accompanying unaudited condensed consolidated financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying balance sheet as of June 30, 2007, statements of operations for the six months ended June 30, 2006 and 2007, statements of redeemable convertible preferred stock and shareholders’ equity for the six months ended June 30, 2007, statements of cash flows for the six months ended June 30, 2006 and 2007, and related information contained in the notes to financial statements are unaudited. These unaudited interim financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). In the opinion of the Company’s management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position, results of operations and cash flows for the six months ended June 30, 2006 and 2007. The results of the six months ended June 30, 2007 include a significant amount of revenues and cost of sales associated with one customer whose purchase obligations are primarily during the months of April through October and, as a result, are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

Unaudited Pro Forma Shareholders’ Equity

The Company has filed a registration statement with the SEC for the sale of shares of the Company’s common stock in an initial public offering. Shares of Series A and Series B preferred shares outstanding at June 30, 2007 will automatically convert into 14,879,886 shares of common stock upon closing of the initial public offering, assuming a one-to-one conversion ratio. Unaudited pro forma shareholders’ equity, as adjusted for the assumed conversion of the preferred stock, the conversion of 1,896,892 common stock warrants and an option granted outside of the 2005 Stock Option Plan, the assumed payment of $10.0 million for the Company’s acquisition of the 7% interest of Royal Caribbean Cruises, Ltd. (“RCCL”) in the Company’s subsidiary Imperium Grays Harbor, LLC and the assumed payment to RCCL of the two promissory notes issued in consideration for the modification of the Company’s biodiesel purchase agreement with RCCL is set forth on the accompanying balance sheets as if such activity had all occurred on June 30, 2007. The assumed conversion of common stock warrants and the option granted outside of the 2005 Stock Option Plan is based on notices of exercise received from common stock warrant holders, as well as on the fact that all such warrants and the non-plan option are in-the-money, all such warrants and the non-plan option will terminate by their terms no later than the consummation of the planned initial public offering, and 1,896,892 of such warrants and the non-plan option will automatically convert to common stock of the Company upon the consummation of the planned initial public offering because they are in-the-money.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include: (1) the evaluation of the collectibility of the Company’s trade accounts receivable; (2) the determination of the carrying value of the Company’s inventories; (3) the determination of the useful lives of property, plant and equipment; (4) the determination of the fair value of the Company’s put note obligation; (5) the determination of the fair value of a liability for an asset retirement obligation; and (6) the fair value of equity-related transactions, including valuation of the Company’s common stock, stock-based compensation, warrants issued in connection with the Company’s preferred stock and beneficial conversion features related to the issuance of convertible debt with related warrants.

Revenue Recognition

Revenue is recognized only when persuasive evidence of an arrangement exists, title and the risk and rewards of ownership have passed to the customer, the price is fixed and determinable, and collectibility is reasonably assured. To date, the terms of the Company’s sales arrangements provide that title and the risks and rewards of ownership pass to the customer free on board shipping point. Based on customer demand and production capabilities, the Company periodically purchases biodiesel on the open market from other biodiesel producers for resale. Prior to delivery of the purchased biodiesel to customers, the Company takes title and ownership of the purchased biodiesel and processes it to ensure quality. In accordance with Emerging Issues Task Force No. 99-19, Reporting Revenue Gross as Principle Versus Net as an Agent, the Company records the sale of purchased biodiesel from other biodiesel producers as product sales with the related costs being recorded as cost of sales.

Shipping and handling costs invoiced to customers are included in product sales and the related costs are included in cost of sales.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid securities with maturities of three months or less when acquired and are carried at cost, which approximates market value. The Company maintains cash and cash equivalents with financial institutions where the balances exceed federally insured limits. During the six months ended June 30, 2006 and 2007, the Company did not experience any losses related to these balances and management believes its credit risk is minimal.

Restricted cash at June 30, 2007 represents cash pledged as collateral against letters of credit and commodity derivative instruments in connection with the Company’s commitments for the purchase of biodiesel and vegetable oil, as well as cash pledged as collateral against a letter of credit relating to an office building lease.

Short-Term Investments

The Company has classified as available-for-sale all marketable debt securities with a maturity of one year or less when purchased and equity securities for which there is a determinable fair market value and on which the Company has no restrictions to sell within the next 12 months. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a component of shareholders’ equity, net of applicable income taxes. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income (expense), net. The cost basis for determining realized gains and losses on available-for-sale securities is determined using the specific identification method.

Trade Accounts Receivable

Trade accounts receivable are carried at the original invoice amount and do not bear interest. The Company periodically evaluates the credit standing of its customers and does not require collateral. Management has determined that an allowance for doubtful accounts was not necessary at December 31, 2006 and June 30, 2007.

Government Incentives

In November 2000, the U.S. Department of Agriculture (“USDA”) implemented a Bioenergy Program (the “Program”) using appropriated funds, for the purpose of expanding industrial consumption of agricultural commodities by promoting their use in the production of bioenergy (such as ethanol and biodiesel). The Commodity Credit Corporation was the financing organization for the USDA’s commodity programs. Under the Program, eligible bioenergy producers receive partial compensation for the purchase of commodities used to expand existing production. The Company claimed benefits under the Program totaling approximately $70,000 during the six months ended June 30, 2006, which was accounted for as a reduction to the cost of sales.

The USDA notified all program participants in 2006 that the Program was terminated effective June 30, 2006 as a result of a funding shortfall. Accordingly, the Company received no further benefits after the period ended June 30, 2006. As a result, during the six months ended June 30, 2007, no such benefits were claimed and there were no outstanding other accounts receivable amounts related to government incentives, if any.

Inventory

Inventory is stated at the lower of cost or market. The cost is determined using the first-in first-out method. Costs of inventory include costs associated with the procurement of vegetable oil and other raw materials used in the manufacture of biodiesel, labor, depreciation of manufacturing equipment, manufacturing facilities expense and other manufacturing costs. Costs of inventories are reduced by applicable government incentives.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the lesser of the useful lives of the respective assets beginning at the point assets are placed in service, or the term of the applicable lease in which the assets are located. The Company capitalizes costs of additions and improvements which increase the value or materially extend the life of the related assets, including direct costs of constructing property, plant and equipment and interest costs related to construction. Leasehold improvements are amortized over the lesser of the useful life or the term of the applicable lease using the straight-line method. Maintenance and repairs are expensed as incurred. Estimated asset lives for depreciation and amortization purposes are as follows:

Years
Manufacturing and production equipment	4–25
Office equipment	3–5
Leasehold improvements	3–4

Construction in progress of $21.3 million and $29.3 million at December 31, 2006 and June 30, 2007, respectively, represents costs associated with property, plant and equipment under construction at the Company’s Grays Harbor production facility and pre-construction costs incurred at the Company’s Hawaii production facility. Construction in progress is stated at cost, which includes the cost of construction and other direct costs attributable to the production facility construction, including a portion of interest costs incurred during the related construction period, as well as direct labor and related benefits. The amount of capitalized interest in a period is determined by applying an interest rate, which is based upon borrowings outstanding during the period, to the average amount of accumulated expenditures during the period not to exceed the total amount of interest cost incurred during the period. Such costs are reclassified to an appropriate fixed asset classification and depreciated when the asset is placed into service. Site rental costs incurred during the construction period are recognized as rental expense in accordance with FASB Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred During a Construction Period.

Commodity Derivative Instruments

The Company is exposed to market risks related to the price volatility of vegetable oil feedstock used in the production of biodiesel. Currently, the Company utilizes derivative commodity instruments to manage its exposure on a portion of its activity, including firm commitments and anticipated transactions for the purchase, sale and storage of vegetable oil feedstock. In accordance with the Company’s Risk Management Policy, the Company engages in transactions involving various derivative instruments, with maturities generally not longer than two years, to hedge assets, liabilities, sales and purchases.

The Company’s biodiesel production process uses various raw materials, including vegetable oil, which are actively traded on commodity exchanges. The Company hedges these commodities when management determines conditions are appropriate to mitigate the inherent price risks. While this hedging may limit the Company’s ability to participate in gains from favorable commodity fluctuations, it also tends to reduce the risk of loss from adverse changes in vegetable oil prices. Commodities underlying the Company’s derivative instruments are subject to significant price fluctuations. Any requirement to mark-to-market the positions that have not been designated or do not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”) could result in volatility in the Company’s results of operations. The Company attempts to closely match the hedging instrument terms with the hedged item’s terms.

The Company’s market exposure positions are monitored and managed by an internal Risk Management Committee to ensure compliance with the Company’s risk management policies that have been approved by the Audit Committee of the Company’s Board of Directors. The derivative instruments used in the Company’s risk management and trading activities consist mainly of futures and option contracts traded on the Chicago Board of Trade. Exposure limits and minimum credit ratings are used to minimize the risks of counterparty default, and the Company had no material exposures to default at June 30, 2007.

The Company accounts for derivative financial instruments in accordance with SFAS 133. SFAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at fair value. Accounting for changes in the fair value of a derivative depends on whether the derivative qualifies and has been designated as part of a hedging relationship. For derivatives that qualify and have been designated as hedges for accounting purposes, changes in anticipated cash flows have no net impact on earnings, to the extent the derivative is considered highly effective in achieving offsetting changes in anticipated cash flows attributable to the risk being hedged, until the hedged item is recognized in earnings (commonly referred to as the “hedge accounting” method). For derivatives that do not qualify or are not designated as hedging instruments for accounting purposes, changes in fair value are recorded in current period earnings (commonly referred to as the “mark-to-market” method). Under SFAS 133, the Company may elect either method of accounting for items in its derivative portfolio, assuming all the necessary requirements are met. Regardless of their designation under SFAS 133, the Company believes all its derivative instruments represent economic hedges against changes in vegetable oil feedstock prices.

For derivatives designated as a hedge of a forecasted or specific transaction or of the variability of cash flows related to a recognized asset or liability (cash flow hedges), the effective portion of the change in fair value of the derivative is reported in accumulated other comprehensive income (loss) and reclassified into earnings in the period in which the hedged item affects earnings. Amounts excluded from the effectiveness calculation and any ineffective portion of the change in fair value of the derivative are recognized currently in earnings. Forecasted or specific transactions designated as the hedged item in a cash flow hedge are regularly evaluated to assess whether they continue to be probable of occurring. If the forecasted or specific transactions are no longer probable of occurring, any gain or loss deferred in accumulated other comprehensive income (loss) is immediately recognized in earnings.

As of June 30, 2007, all of the Company’s derivative instruments were undesignated with realized and unrealized gains and losses being recognized in current earnings within other income, net. As such, no derivative instruments have been assessed for ineffectiveness.

Undesignated

The Company currently utilizes derivatives, primarily futures contracts, to manage its exposure to the variability in commodity price risk. As all of the current futures contracts are undesignated, unrealized gains or losses, together with actual realized gains and losses, are recognized in current period earnings within other income, net.

Cash Flow Hedges

In the third quarter of 2007, the Company plans to begin to designate some of its derivatives as hedges for accounting purposes (primarily futures contracts) to manage its exposure to the variability in expected future cash flows attributable to commodity price risk associated with purchases of vegetable oil feedstock.

The Company expects to designate certain of its derivatives as hedges for purposes of applying hedge accounting, beginning in the third quarter of 2007. Under hedge accounting, derivative gains or losses from cash flow hedges will be deferred in other comprehensive income (loss) and then reclassified into earnings in the same period or periods during which the underlying hedged item affects earnings. Cash flow hedges will relate to specific transactions and will be designated and documented as such at inception of each hedge by matching the terms of the hedge to the underlying transaction. The Company will classify the cash flows from the hedging transactions in the same categories as the cash flows from the respective underlying transaction. Once established, cash flow hedges will generally not be removed until maturity unless an anticipated transaction is no longer likely to occur. The Company plans to use various methods, including dollar-offset, regression and other analysis, to assess and measure effectiveness of the derivative contracts. Any hedge ineffectiveness will be recognized immediately in “other income, net” on the consolidated statements of operations. Discontinued or derecognized cash flow hedges will immediately be settled with counterparties, and the related accumulated derivative gains or losses will be recognized in current earnings in “other income, net” on the consolidated statements of operations. To match the underlying transaction being hedged, derivative gains or losses from designated cash flow hedges will be recognized in cost of sales when the hedged item affects earnings. The Company generally does not hedge cash flows related to commodities beyond two years. To date, the Company has not entered into any derivative instruments classified as cash flow hedges.

Commodities

The size and mix of the Company’s derivative portfolio varies from time to time based upon the Company’s analysis of current and future market conditions. The Company did not enter into any derivative commodity instruments prior to April 2007. The fair value of unrealized losses, net of the Company’s open derivative financial instruments as of June 30, 2007, was $2.9 million. For the six months ended June 30, 2007, the Company reported realized gains on its closed derivative instruments of $2.8 million. As of June 30, 2007, the Company was party to approximately 47,500 commodity futures contracts (approximately 22,600 short positions and approximately 23,000 long positions) associated with less than 0.1 million gallons, net, of vegetable oil feedstock with various maturities through December 2008.

The Company’s derivative portfolio unrealized gains (losses) on hedging activities are recorded on the balance sheet at June 30, 2007 as follows:

June 30, 2007
Prepaid expenses and other current assets	$3,251,208
Other assets	3,356,720
Hedging liabilities	(9,061,463)
Other liabilities	(400,688)

Unrealized loss on hedging activities, net	$(2,854,223)

All of the Company’s derivatives instruments are recorded at fair value on the condensed consolidated balance sheet with resulting realized and unrealized gains and losses being reflected in current earnings. Fair values are derived principally from published market quotes. Each hypothetical 10% increase in the price of the applicable vegetable oil feedstock futures would increase the fair value of the vegetable oil feedstock derivative contracts by approximately $2.3 million. The same hypothetical decrease in the prices of these commodities would result in approximately the same opposite effect on the fair values of the contracts. The hypothetical effect on these contracts was estimated by calculating the fair value of the contracts as the difference between the hypothetical and current market prices multiplied by the contract amounts. The hypothetical variances used in this section were selected for illustrative purposes only and do not represent the Company’s estimation of market changes. The actual impact of future market changes could differ materially due to factors discussed elsewhere in this report, including those set forth under the heading “Risk Factors” in the prospectus included in the Company’s Form S-1 Registration Statement.

Impairment or Disposal of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset or asset group to estimated undiscounted future cash flows expected to be generated by such assets. If the carrying amount of the assets exceeds their estimated future cash flows, an impairment charge would be recognized equal to the amount by which the carrying amount of the assets exceeds their fair value.

Research and Development

Research and development costs, which are primarily related to the Company’s development of its biodiesel production process, are recorded as research and development expenses as incurred in accordance with SFAS No. 2, Accounting for Research and Development Costs.

Deferred Rent

The Company recognizes rent expense on a straight-line basis over the non-cancelable term of its operating lease and, accordingly, records the difference between the cash rent payments and the recognition of the straight-line rent expense as a deferred rent liability.

Asset Retirement Obligations

The Company accounts for asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation when there is a legal obligation associated with the retirement of a tangible long-lived asset and the liability can be reasonably estimated. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the estimated remaining term of the related lease. Under SFAS 143, present value techniques are generally used to establish the fair value of an asset retirement obligation and the resulting liability is accreted to its expected settlement amount using the interest method. The estimated liability is remeasured periodically as additional information becomes available.

Comprehensive Loss

Comprehensive loss consists of net loss and other comprehensive income, which is comprised of unrealized gains on marketable short-term investment securities. Comprehensive loss for the six months ended June 30, 2006 and 2007 was approximately $1,636,591 and $8,426,813, respectively.

Income Taxes

Certain items of income and expense are not reported in tax returns and financial statements in the same year. The tax effect of such temporary differences is reported as deferred income taxes. SFAS No. 109, Accounting for Income Taxes (“SFAS 109”), requires that deferred tax assets be evaluated for future realization and be reduced by a valuation allowance to the extent the Company believes a portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of its deferred tax assets, including its recent cumulative net loss experience and expectations of future taxable income by taxing jurisdiction, the carry-forward period available to the Company for tax reporting purposes, and other relevant factors. Significant judgment is required in making this assessment, and it is very difficult to predict when, if ever, its assessment may conclude that the remaining portion of its deferred tax assets are realizable. In accordance with SFAS 109, the Company allocated the valuation allowance to current and long-term deferred tax assets on a pro-rata basis.

Deferred income taxes are provided on all temporary differences between the financial and tax basis of assets and liabilities existing at December 31, 2006 and June 30, 2007 using enacted tax rates for the periods during which taxes are expected to be paid or recovered. A valuation allowance is established, when necessary, to reduce tax assets to the amount that were more likely than not expected to be realized.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise’s tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FIN 48 is effective for the fiscal years beginning after December 15, 2006. Accordingly, the Company was required to adopt FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a significant impact on the Company’s consolidated financial statements.

Fair Value of Financial Instruments

The Company carries cash and cash equivalents and short-term investments, and derivative commodity instruments at fair value. The Company’s other financial instruments, including accounts receivables, accounts payables and accrued liabilities are carried at cost which approximated their fair values based on the short-term maturities of these instruments.

Net Loss Per Share

Net loss per basic and diluted common share is computed using the weighted-average number of shares of common stock outstanding during the respective period. Potentially dilutive securities consisting of convertible preferred stock, common stock warrants and stock options were not included in the net loss per diluted common share attributable to common shareholders for all periods presented because the inclusion of such shares would have been anti-dilutive.

The computation of net loss per basic and diluted common share is based on the weighted-average number of shares outstanding as follows:

	March 5, 2004 (inception) to December 31, 2004	Year Ended December 31,		Six Months Ended June 30,
		2005	2006	2006	2007
				(unaudited)
Historical:
Net loss (numerator)	$(98,739)	$(944,553)	$(5,450,969)	$(1,636,591)	$(8,366,604)
Weighted-average number of shares outstanding (denominator)	8,124,590	13,439,567	16,559,920	16,559,920	16,668,654

Net loss per basic and diluted common share	$(0.01)	$(0.07)	$(0.33)	$(0.10)	$(0.50)

Pro forma (unaudited):
Weighted-average number of shares outstanding			16,559,920		16,668,654
Pro forma adjustments to reflect assumed weighted-average effect of conversion of redeemable convertible preferred stock (unaudited)(1)			6,773,069		16,054,029

Shares used to compute pro forma net loss per basic and diluted share (unaudited)(1)			23,332,989		32,722,683

Pro forma net loss per basic and diluted share (unaudited)(1)			$(0.23)		$(0.26)

Securities excluded from net loss per share calculation as their impact would be anti-dilutive:
Stock options			1,852,384		3,063,837

Total			1,852,384		3,063,837

(1)	The unaudited pro forma net loss per basic and diluted share calculations assume the conversion of all outstanding shares of redeemable convertible preferred stock, warrants and an option issued outside of the 2005 Stock Option Plan, into common stock using the as-if converted method, as if such conversion had occurred as of the first day of the period presented, or the original issuance date, if later.

Stock-Based Compensation

The Company grants options to purchase shares of its common stock under its 2005 Stock Option Plan (the “Plan”) approved in June 2005 (See Note 10). No options were granted prior to the approval of the Plan.

Effective January 1, 2006, the Company adopted the provisions of, and began accounting for stock-based compensation in accordance with SFAS No. 123—revised 2004, Share-Based Payment (“SFAS 123R”), which replaced SFAS No. 123, and supersedes APB 25. Under the fair value provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock-based awards under SFAS 123R.

As the Company was considered a nonpublic entity at the date of adoption and used the minimum value method for pro forma disclosures under SFAS No. 123, the Company was required to apply the prospective transition method. The Company has applied the provisions of SFAS 123R to employee stock options granted, modified, repurchased, cancelled or settled on or after January 1, 2006 and uses the Black-Scholes option pricing model to determine the fair value of stock-based awards under SFAS 123R.

The calculation of stock-based compensation expense requires complex and subjective assumptions, including the Company’s stock price volatility, expected term of the option grants, dividend yield and the applicable risk-free interest rate. During the six months ended June 30, 2006 and 2007, the expected stock price volatility used was based on the average historical volatility of a comparable group of companies that are publicly traded. As a privately held company with minimal history, the Company deemed an assessment of stock price volatility associated with a comparable group of publicly traded companies within the Company’s industry as a reasonable measurement of stock price volatility. The expected term of the options represents the estimated period of time until exercise and is based on the simplified method, prescribed in the SEC’s Staff Accounting Bulletin No. 107, Share Based Payment, which is the midpoint of the vesting and contractual life of the option. Based on the Company’s limited operating history, the Company considers the expected term of the option grants, as calculated in accordance with SFAS 123R, as reasonable and expects to update such upon the development of actual historical results. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a term equivalent to the expected term of the stock options. The Company has not paid dividends in the past and as such the dividend rate used was 0%.

In accordance with SFAS 123R, beginning in the year ended December 31, 2006, the Company is required to present excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the Condensed Consolidated Statement of Cash Flows for quarters in which a tax benefit is recorded. No such benefit was recorded for the year ended December 31, 2006 or the six months ended June 30, 2007 and as a result there were no differences in net cash used in operating and financing activities due to the implementation of SFAS 123R.

Total stock-based compensation expense recorded during the six months ended June 30, 2006 and 2007 was $11,414 and $1,098,749, respectively. No amounts related to stock-based compensation were capitalized as part of the cost of an asset during the six months ended June 30, 2006 and 2007. As of June 30, 2007, approximately $7.6 million of total unrecognized compensation cost, net of estimated forfeitures, related to stock options is expected to be recognized over a weighted-average period of approximately 3.5 years.

During the six months ended June 30, 2007, the Company granted stock options to a third party for consulting services. The options were valued with a grant date fair value of $473,464, which is included in the total stock-based compensation of $657,677 for the six months ended June 30, 2007.

The following table presents the impact of the Company’s adoption of SFAS 123R on selected line items from the consolidated statement of operations during the quarters ended June 30, 2006 and 2007:

	Six Months Ended June 30,
	2006	2007
Cost of sales	$481	$10,210
Research and development	—	21,874
Selling, general and administrative expenses	10,933	1,066,665

Total stock-based compensation	$11,414	$1,098,749

The fair value of options granted during the six months ended June 30, 2006 and 2007 was determined using the Black-Scholes model and the following weighted-average assumptions:

	Six Months Ended June 30,
	2006	2007
Volatility	59%	59%
Risk-free interest rate	4.43-5.07%	4.54-5.02%
Expected life	6.1 years	6.1 years
Expected dividend yield	0%	0%

Stock compensation expense for equity instruments granted to non-employees was determined in accordance with SFAS 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. This resulted in stock compensation expense equal to the fair value of the consideration received or the fair value of the equity instruments issued, whichever was more reliably measured. The fair value of equity instruments granted to nonemployees was measured as of the earlier of the performance commitment date or the date at which performance was complete (the “measurement date”). When it was necessary under GAAP to recognize these costs during financial reporting periods prior to the measurement date, the fair value of the equity instruments granted to nonemployees was periodically remeasured as the underlying instruments vested and were earned.

Reclassifications

Certain reclassifications have been made to the prior year amounts in order to conform to the current year presentation. Redeemable convertible preferred stock, which in the prior year financial statements had been classified in shareholders’ equity, is now classified as temporary equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities.

2. Segment Information

The Company operates in one business segment related to the sale of biodiesel.

3. Significant Customers

During the six months ended June 30, 2007, product sales to RCCL, a related party (see note 7) and Associated Petroleum Products Inc. (“Associated Petroleum”), amounted to $18.1 million and $2.8 million, respectively, and accounted for approximately 84% and 13% of products sales, respectively. Product sales to RCCL were from biodiesel purchased from other biodiesel producers. Biodiesel purchased from other biodiesel producers accounted for 74% of our cost of sales during the six months ended June 30, 2007. At June 30, 2007, 94% and 5% of trade accounts receivable related to RCCL and Associated Petroleum, respectively. Furthermore, at June 30, 2007, 51% of inventory related to biodiesel purchased from other biodiesel producers.

During the six month ended June 30, 2006, product sales to Associated Petroleum amounted to $0.6 million and accounted for approximately 41% of product sales. At June 30, 2006, 24% of trade accounts receivable related to Associated Petroleum. During the six months ended June 30, 2006, there were no purchases of biodiesel from other biodiesel producers.

4. Inventory

Inventory consisted of the following:

	December 31, 2006	June 30, 2007
Raw materials	$97,257	$10,504,583
Work in process	35,905	30,629
Finished goods	22,919	11,107,017

Total	$156,081	$21,642,229

5. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2006	June 30, 2007
Manufacturing and refining equipment	$1,362,964	$45,370,944
Vehicles	6,500	42,506
Office equipment and other	209,335	1,596,990
Leasehold improvements	32,409	37,099
Capitalized asset retirement obligation	19,072	34,507

	1,630,280	47,082,046
Less: Accumulated depreciation	(641,067)	(1,365,852)

Total	$989,213	$45,716,194

Construction in progress	$21,261,578	$29,259,644

In June 2007, the Company completed construction of the tank farm at its Grays Harbor production facility. As a result, $43.7 million of costs within construction in progress were transferred to manufacturing and production equipment and began being depreciated. In June 2007, upon completion of the site selection and progress toward planned construction of the Company’s Hawaii production facility, the Company transferred approximately $3.7 million of costs from prepaid expenses and other current assets to construction in progress. Furthermore, in May 2007, the Company ceased pursuit of a 21-acre land purchase in Honolulu, Hawaii.

As of June 30, 2007, the Company capitalized approximately $84,000 of interest costs, which are included in construction in progress. Site rental costs expensed were approximately $66,000 during the six months ended June 30, 2007. There was no capitalized interest or site rental costs in the six months ended June 30, 2006.

6. Credit Facility

In June 2007, Imperium Grays Harbor, LLC (“IGH”), a subsidiary of the Company, entered into a $101.2 million senior secured credit facility (“Credit Facility”) with Société Générale and its U.S. subsidiary SG Americas Securities, LLC (the “Bank”), which facility was amended and restated in July 2007. The Credit Facility consists of a $41.2 million term loan (the “Term Loan”) that the Company will be able to utilize to finance the completion of construction of the Grays Harbor production facility, subject to satisfying conditions to funding the Term Loan, and a $60.0 million senior secured revolving credit facility (the “Revolver”) available for working capital purposes related to the Grays Harbor production facility. Borrowings under the Term Loan and the Revolver bear interest at the Company’s election at (A) the higher of (i) the federal funds rate plus 3.00%, plus a margin ranging from 0.25% to 0.50% or (ii) the Société Générale prime rate, plus a margin ranging from 0.25% to 0.50%, or (B) the London Interbank Offered Rate (LIBOR) plus a margin ranging from 3.25% to 3.50%. Interest is payable quarterly. In addition to paying interest on amounts outstanding under the Term Loan and Revolver, the Company is required to pay an unused commitment fee of 0.50% per annum. All borrowings under the Term Loan and the Revolver will mature in June 2014. If the Term Loan is not funded by October 5, 2007, the obligation of the Bank to make the Term Loan and Revolver will terminate and the Company will be required to prepay in full all outstanding borrowings under the Credit Facility. The Credit Facility is secured by all the assets of IGH and is guaranteed by the Company. The Credit Facility also requires the Company to comply with various covenants, including certain financial ratios. At June 30, 2007, conditions necessary to allow borrowing under the Term Loan had not been satisfied. However, $25.0 million was available to the Company under the Revolver. After the conditions to fund the Term Loan have been satisfied, an additional $35.0 million will become available under the Revolver.

At June 30, 2007, the Company had no borrowings outstanding under the Term Loan and $6.7 million outstanding under the Revolver. The interest rate associated with borrowing under the Revolver was 8.75% at June 30, 2007. At June 30, 2007, the Company was in compliance with existing covenants.

In connection with the Credit Facility and the purchasing of inventory, the Company is periodically required to enter into letters of credit with the Bank under which the Company can draw funds for purposes securing payments to be made by the Company to a third party vendor. As of June 30, 2007, the Company had letters of credit outstanding totaling $18.3 million. The letters of credit are secured by a deposit of approximately $3.0 million that the Company placed in an account at the Bank and availability under the Revolver.

7. Notes Payable

Put Note Payable

In September 2006, IGH entered into a unit purchase agreement and an operating agreement with RCCL. Under the unit purchase agreement, RCCL purchased a 7% interest in IGH for $10.0 million. The operating agreement provides that beginning as of September 30, 2009, or upon a change in control at the option of RCCL the Company would be obligated to repurchase the 7% interest in IGH for the greater of: (1) $10.0 million, less any dividends or other returns to such date to RCCL by IGH; or (2) an amount equal to 7% of the then fair value of IGH. The Company has recorded the initial $10.0 million as a Put Note Payable as of December 31, 2006 and March 31, 2007 and will adjust the recorded value of the note to its fair value to the extent the fair value exceeds $10.0 million, less any cash dividend distributions, with the change in the fair value of the note being recognized as interest in the period in which they occur. In July 2007, the Company entered into a purchase agreement with RCCL to acquire RCCL’s 7% interest in IGH for a purchase price of $10.0 million. The purchase price is payable in cash on the earlier of the closing of an initial public offering of the Company, October 31, 2007, or the closing of the Term Loan within the Credit Facility.

Under its biodiesel purchase agreement with RCCL, IGH will manufacture and sell to RCCL approximately 15 million gallons of biodiesel in 2007 and thereafter approximately 18 million gallons of pure biodiesel annually, which may increase by up to 10% per year through 2011. RCCL has the option to extend the biodiesel purchase agreement for a three year renewal term through December 2014. Under the arrangement, RCCL is obligated to procure vegetable oil and sell it to IGH at cost. IGH is then obligated to manufacture and deliver pure biodiesel (“B-100”) to a blender who will blend this product with petroleum based diesel oil and deliver such blended product to RCCL. IGH will sell the B-100 to the blender at a variable price subject to certain limitations to be determined based on the price paid by IGH for the vegetable oil plus refining costs, corporate overhead and a defined profit margin. RCCL may also terminate the agreement with six months’ notice provided RCCL pays to IGH a fee equal to the lower of: (1) IGH projected cost and profit for the minimum quantities deliverable under the arrangement for its remaining initial or renewal term; (2) 20% of IGH’s total construction and start up costs for the Grays Harbor production facility, prorated for the amount of the time the biodiesel purchase agreement was in effect; or (3) $13,000,000. RCCL may also terminate the agreement without the payment of any fee in the event of IGH’s inability to perform its responsibilities, its insolvency, its uncured material breach of the agreement, including IGH’s inability to supply biodiesel at required specifications, or if any law, regulation, judgment or order makes the performance of any obligation under the agreement illegal or prohibited. In connection with these agreements, the Company entered into a joinder of guarantor agreement with IGH, thereby guaranteeing the obligations of IGH with respect to the agreements with RCCL. In July 2007, the

Company modified the biodiesel purchase agreement with RCCL to remove certain provisions that had restricted the Company’s operations, including certain biodiesel fuel specifications. In consideration for this modification, the Company has agreed to pay RCCL $14.0 million, which will be recorded as other expense, and has issued two promissory notes to RCCL, one in the amount of $10.0 million and the second in the amount of $4.0 million, both of which accrue interest at 7% per annum and are payable on the earlier of the Company’s initial public offering or dates ranging from October 31, 2007 through June 30, 2008. In connection with the $10.0 million promissory note, if at any time prior to the maturity of the promissory note the Company closes a private equity financing, RCCL may elect to convert some or all of the principal and accrued interest due on the promissory note into shares of capital stock of the Company issued in the equity financing based on the price at which such shares are sold to investors.

Convertible Notes Payable

In October 2006, the Company issued $7,500,000 in convertible promissory notes (the “Convertible Notes”), bearing interest at an annual rate of 8%, to certain existing shareholders of the Company. The Convertible Notes were to be repaid from the proceeds received by the Company from the subsequent sale of Series B redeemable convertible preferred stock. To the extent any portion of the Convertible Notes remained unpaid at January 28, 2007, the amount of any unpaid principal and accrued unpaid interest was to be automatically converted into Series B redeemable convertible preferred stock, with the same rights and preferences as the Series B redeemable convertible preferred stock discussed in Note 8. In accordance with the terms of the Convertible Notes, the Company issued to the note holders warrants to purchase an aggregate 191,034 shares of common stock with an exercise price of $0.01 per share, expiring in October 2011. The Company accounted for the warrants as a debt discount based on the fair value of the warrants, in the amount of $1,240,000, which was amortized to interest expense over the term of the convertible notes. The Company recognized $373,333 as interest expense during the six months ended June 30, 2007 and $866,667 as interest expense during the three months ended December 31, 2006, related to the debt discount. The fair value of the warrants was calculated using the Black-Scholes model, based on assumptions including an estimated volatility of 59%, an expected warrant term equal to the contractual term of the warrants of five years, a risk free interest rate of 4.64%, and an expected dividend yield of zero. The Convertible Notes and related accrued interest of approximately $150,000 were paid in full during the three months ended March 31, 2007.

8. Redeemable Convertible Preferred Stock

Sale of Series B Redeemable Convertible Preferred Stock

In January 2007, the Company completed the sale of 2,991,904 shares of Series B redeemable convertible preferred stock at a price per share of $13.0853 raising proceeds, net of commissions and other direct costs, of approximately $38.7 million (the “Second Closing”). In connection with the Second Closing, the purchasers were granted warrants to purchase an aggregate of 997,194 shares of common stock with an exercise price of $0.01 per share. The Series B redeemable convertible preferred stock issued in the Second Closing had preferences identical to the preferences provided in connection with the sale of Series B redeemable convertible preferred stock in October 2006.

In February 2007, the Company completed the sale of 3,252,674 shares Series B redeemable convertible preferred stock at a price per share of $13.0853 raising proceeds, net of commissions and other direct costs, of approximately $39.9 million (the “Third Closing”). The Series B redeemable convertible preferred stock issued in the Third Closing had preferences substantially identical to the preferences provided in connection with the previous sales of Series B redeemable convertible preferred stock, but did not include the issuance of any warrants to purchase shares of common stock.

Series A and Series B Redeemable Convertible Preferred Stock

Within 180 days after December 22, 2010, the holders of a majority of the then outstanding Series A redeemable convertible preferred stock (the “Series A”) and Series B redeemable convertible preferred stock (the

“Series B”) may elect to cause the Company to redeem all outstanding Series A and Series B shares. The Series A share redemption would be at a price equal to 140% of the original purchase price ($1.84 per share or an aggregate value of $10.9 million for all shares outstanding at June 30, 2007). The Series B share redemption would be at a price equal to 140% of the original Series B preferred purchase price ($18.3194 per share or an aggregate value of $164.5 million for all shares outstanding at June 30, 2007) in three annual installments, with the first such installment due no later than 90 days after such election. The Company may accelerate the redemption payments at its election, without penalty or premiums.

The redemption value and liquidation preferences of the shares, which is not recorded by the Company, as of December 31, 2006 and June 30, 2007:

	Liquidation Preference	Redemption Value
As of December 31, 2006
Series A redeemable convertible preferred	$7,758,627	$10,861,959
Series B redeemable convertible preferred	71,499,885	50,049,865

Total	$79,258,512	$60,911,824

As of June 30, 2007
Series A redeemable convertible preferred	$7,758,627	$10,861,959
Series B redeemable convertible preferred	234,924,238	164,446,787

Total	$242,682,865	$175,308,746

In the event of a liquidation, dissolution or winding up of the Company, the holders of the Series A and Series B shares will be entitled to receive, in preference to the holders of common stock, the greater of $1.3143 per share in the case of the Series A shares, and $26.1706 in the case of the Series B shares, plus all declared or accrued but unpaid dividends, or the amount that such holders would be entitled to receive if their Series A and Series B shares had been converted to common stock immediately prior to the liquidation event and participated with the holders of common stock in an allocation of the proceeds of liquidation. Remaining assets, if any, would be distributed ratably to the holders of the common stock.

The Series A and Series B shares shall automatically convert to common stock upon the affirmative vote of the holders of a majority of the then outstanding Series A and Series B shares, voting as a single class, or upon the consummation of a public offering of shares of common stock resulting in net proceeds to the Company of at least $30.0 million. Each Series A share and Series B share is initially convertible, at the option of the holders into one share of common stock, subject to potential anti-dilution adjustments as defined in the Company’s articles of incorporation. However, with respect to the Series B shares, if the public offering price is less than $26.18 per share, subject to adjustment for stock splits, the number of shares of common stock issued upon conversion of each outstanding share of Series B will be increased and will be equal to the number obtained by dividing $13.0853, subject to adjustment for stock splits, by 50% of the public offering price per share in the offering. Therefore, depending on the price of the shares sold in the initial public offering, the holders of the Series B shares may receive more than one share of common stock for each outstanding share of Series B.

Holders of the Series A and Series B shares are entitled to receive cumulative dividends in preference to any dividend on common stock at the rate of 8% per annum, payable if and when declared by the board of directors. The holders of Series A and Series B shares are also entitled to participate pro rata in any dividends paid on the common stock on an as-if-converted basis. No dividends have been declared through June 30, 2007. Cumulative dividends in arrears as of December 31, 2006 and June 30, 2007 were approximately $1.2 million in aggregate, or $0.143 per share and $6.1 million in aggregate or $0.412 per share, respectively. If the Series A and Series B shares are converted to common shares under the conditions described above, then the holders of the Series A and Series B shares are no longer eligible to receive any amounts related to the cumulative dividends in arrears. Due to the Company actively pursuing an initial public offering, it is not probable that any dividends related to the Series A and Series B shares would be declared or paid, and as such, the Company has not recorded any related dividends. Additionally, the Series A and Series B shares are not currently redeemable and it is not probable that the Series A and Series B shares will become redeemable, therefore the Company has not recorded any related accretion.

Holders of Series A and Series B shares, voting together as a separate class, are entitled to elect two members of the Company’s board of directors. Holders of a majority of the Company’s common stock are entitled to elect two members of the Company’s board of directors. The remaining director is to be elected by the holders of the Series A and Series B shares and common shareholders voting together as a single class on an as-if-converted basis.

For so long as at least 500,000 shares of Series A and/or Series B shares remain outstanding, the Company must obtain the consent of the holders of at least a majority of the Series A and Series B shares, voting as a single class, to take certain actions such as: altering the rights or preferences of Series A and Series B shares so as to adversely affect Series A and Series B shares; creating a new class of shares having rights, or privileges senior to or on a parity with Series A and Series B shares; amending or waiving any provision of the Articles of Incorporation so as to adversely affect Series A and Series B shares; changing the authorized number of shares of capital stock; redeeming any shares of capital stock, subject to certain exceptions; consummating any merger, sale of control, or any transaction in which all or substantially all of the assets of the Company are sold; altering the size of the board of directors; authorizing, paying or declaring any dividend; liquidating or dissolving the Company; or creating or altering any equity incentive plan or increasing the number of shares reserved for issuance under the Plan. The Series A and Series B shares vote together with common stock on substantially all other matters. Each share of Series A and Series B shares has a number of votes equal to the number of shares of common stock then issuable upon conversion of Series A and Series B shares.

Rights of First Refusal

Pursuant to a Right of First Refusal and Co-Sale Agreement, should any shareholder of the Company propose to accept an offer to sell such shares, the Company and certain of its shareholders have certain rights to purchase such shares. Such rights will terminate immediately prior to the consummation of a public offering with net proceeds of not less than $30 million, or upon the sale of the Company or execution of certain other strategic transactions.

Registration Rights

Pursuant to an Investor Rights Agreement, certain holders of the Series A and Series B shares hold certain rights to require the Company to register their shares of common stock issued upon the conversion of the Series A or Series B shares.

9. Shareholders’ Equity

Common Stock Reserved

A summary of common stock reserved for issuance is as follows at June 30, 2007:

Conversion of outstanding Series A redeemable convertible preferred stock	5,903,239
Conversion of outstanding Series B redeemable convertible preferred stock	8,976,647
Exercise of outstanding and available common stock options	4,282,687
Exercise of common stock options granted outside of the Plan	100,000
Exercise of outstanding common stock warrants	1,796,892

Total	21,059,465

Common Stock Purchase Warrants

In connection with the issuance of the Series B redeemable convertible preferred stock, the Company issued the purchasers warrants to purchase 1,907,783 shares of common stock and allocated $12,385,525 of the proceeds from the issuance of the Series B redeemable convertible preferred stock to the common stock warrants. The Company also issued 191,034 warrants to purchase common stock in connection with the Convertible Notes issued in October 2006 (See Note 7) and allocated $1,240,000 of the proceeds from the issuance of the Convertible Notes to the common stock warrants based on their estimated fair value on the date of issuance. Upon surrender of a warrant, the holder is entitled to purchase one share of the Company’s common stock for $0.01.

Registration Rights

Pursuant to an Investor Rights Agreement, certain holders of warrants to purchase common stock hold certain rights to require the Company to register the shares of common stock issuable upon the exercise of the warrants.

10. Equity Compensation Plans

2005 Stock Option Plan

In June 2005, the board of directors approved the Plan, which provides for the grant of incentive and nonqualified stock options to employees and non-employee consultants. A total of 4,284,437 shares of common stock are authorized and reserved for issuance under the Plan as of December 31, 2006. The Plan is administered by the board of directors or a committee of the board of directors which has the discretion to determine which employees and non-employee consultants shall be granted options. Options typically vest over a three to four year period and the Plan provides for an option term not to exceed ten years. The Plan provides that in the event of certain strategic events, vesting is automatically accelerated such that 100% of all options shall become vested unless such options are assumed by a successor corporation or unless the option was subject to other limitations imposed by the Plan Administrator when the option was issued. As of June 30, 2007, 1,218,850 shares of common stock were available for future grants.

2007 Performance Incentive Plan

In May 2007, the Company’s board of directors adopted, and in July 2007 the Company’s shareholders approved, the Company’s 2007 Performance Incentive Plan (the “Incentive Plan”). The Incentive Plan will become effective upon the effectiveness of the Company’s initial public offering. A total of 2,000,000 shares of common stock will be authorized and reserved for issuance under the Incentive Plan, plus an additional number of shares as are subject to outstanding option under the Plan as of the date of the Plan’s termination that expire or otherwise terminate under the Plan without having been exercised in full. This initial authorization will increase automatically on January 1, 2008 and each subsequent anniversary through January 1, 2017 by an amount equal to the smaller of 1% of the number of shares of common stock issued and outstanding on December 31 of the prior year, or 500,000 shares. Alternatively, the Company’s board of directors can act prior to January 1 of each year to increase the share reserve by a lesser amount. The Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares and units, deferred compensation awards, other cash-based or stock-based awards and non-employee director awards.

2007 Employee Stock Purchase Plan

In May 2007, the Company’s board of directors adopted, and in July 2007 the Company’s shareholders approved, the Company’s Employee Stock Purchase Plan (the “ESPP”). The ESPP permits eligible participants to purchase shares of common stock through payroll deductions. A total of 500,000 shares of common stock will be made available for sale under the ESPP. This initial authorization will increase automatically on January 1,

2008 and each subsequent anniversary through January 1, 2017 by an amount equal to the smaller of 1% of the number of shares of common stock issued and outstanding on December 31 of the prior year, or 100,000 shares. Alternatively, the Company’s board of directors can act prior to January 1 each year to increase the share reserve by a lesser amount.

Accumulated payroll deductions are used to purchase shares of the Company’s common stock at the end of each offering period. For each offering period, the purchase price is 95% of the fair market value of the Company’s common stock on the purchase date. Participants may end their participation at any time during an offering period, and will be refunded their accumulated payroll deductions for such offering period. Participation ends automatically upon termination of employment.

Following is a summary of stock option activity under the Plan during the six months ended June 30, 2007:

	Options Outstanding
	Available for Grant	Number of Shares	Weighted-Average Exercise Price
Balances, December 31, 2006	2,432,053	1,852,384	$0.81
Options granted	(1,228,453)	1,228,453	12.78
Options exercised		(1,750)	0.65
Options canceled	15,250	(15,250)	1.83

Balances, June 30, 2007	1,218,850	3,063,837	$5.61

The weighted-average fair value of options granted during the six months ended June 30, 2007 and 2006 was $7.64 per share and $0.35 per share, respectively.

The following table summarizes information about common stock options outstanding at June 30, 2007:

Exercise Price	Options Outstanding	Weighted-Average Remaining Contractual Life (Years)	Exercisable
$0.50	1,080,000	7.95	720,000
$0.58	505,884	8.73	154,100
$0.75	170,500	9.03	30,312
$6.50	179,500	9.43	--
$11.00	487,703	9.60	--
$13.00	370,000	9.71	--
$15.00	53,000	9.79	--
$18.00	132,750	9.86	--
$20.00	84,500	9.97	--

	3,063,837	8.87	904,412

The aggregate intrinsic value of options outstanding and options exercisable as of June 30, 2007 was approximately $44.1 million and $17.6 million, respectively. The aggregate intrinsic value represents the aggregate amount by which the common stock share price as of June 30, 2007 ($20.00 per share) exceeds the exercise price of the options. This value will fluctuate in the future based on the fair value of our common stock. During the six months ended June 30, 2007, approximately 0.3 million shares vested with an estimated grant date fair value of approximately $0.1 million. There were approximately 1.3 million options unvested at the beginning of the six months ended June 30, 2007.

During the six months ended June 30, 2007, the Company granted 100,000 stock options to a third party that was engaged in consulting services for the Company. These options, which were granted outside of the Plan, have an exercise price of $6.50 per share and were fully vested during the six months ended June 30, 2007. The stock option expense related to these options of $473,464 was included in the total stock compensation of $1,098,749 that was recorded during the six months ended June 30, 2007.

11. Related Party Transactions

The Company hired a third party contractor to provide certain construction and engineering services related to the construction of its production facility in Seattle, Washington. During 2006 the Company engaged the contractor to provide construction services in connection with the completion of the Company’s manufacturing facility in Grays Harbor, Washington. During the six months ended June 30, 2006 and 2007, the Company paid approximately $141,000 and $167,000, respectively, in cash for such services.

The Company hired a third party contractor to provide certain legal related services that were provided during the six months ended June 30, 2006 and 2007. The third party contractor owns shares in the Company. During the six months ended June 30, 2006 and 2007, the Company incurred costs of approximately $69,000 and $29,000 respectively, related to the third party.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, all of which will be borne by the registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the NASDAQ Stock Exchange listing fee.

SEC registration fee	$10,592
NASD filing fee	35,000
NASDAQ Stock Exchange listing fee	100,000
Blue Sky fees and expenses	5,000
Transfer agent and registrar fees	13,000
Accounting fees and expenses	1,250,000
Legal fees and expenses	1,300,000
Printing and engraving expenses	150,000
Directors’ and officers’ insurance	530,000
Miscellaneous	56,408

Total	$3,450,000

*	To be provided by amendment.

Item 14. Indemnification of Officers and Directors

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under various circumstances for liabilities arising under the Securities Act. As permitted by the Washington Business Corporation Act, the registrant’s articles of incorporation that will be effective following the offering provide that the registrant will indemnify any individual against liabilities incurred by it with respect to a proceeding because that individual is or was one of the registrant’s directors, officers, employees or agents, and will advance or reimburse the reasonable expenses incurred by that individual with respect to such proceeding, to the fullest extent permitted by applicable law without regard to the limitations of Sections 23B.08.510 through 23B.08.550 and 23B.08.560(2) of the Washington Business Corporation Act. The indemnification rights conferred in the registrant’s articles of incorporation are not exclusive.

The registrant maintains a liability insurance policy pursuant to which its directors and officers may be indemnified against liability incurred for serving in their capacities as directors and officers.

Prior to the completion of this offering, the registrant intends to enter into shareholder-approved indemnification agreements with each of its directors and officers. The indemnification agreements set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

The form of underwriting agreement filed as an exhibit to this registration statement provides for indemnification under certain circumstances by the underwriters of the registrant, its directors, certain of its officers and its controlling persons for certain liabilities.

The Second Amended and Restated Investor Rights Agreement, as amended, between the registrant and certain holders of its capital stock provides for cross-indemnification in connection with registration of the registrant’s common stock on behalf of such holders.

Item 15. Recent Sales of Unregistered Securities

The following sets forth the information regarding unregistered securities issued and sold by the registrant since its incorporation on May 10, 2005:

•

Between June 2005 and August 2007, the registrant granted employees, directors and consultants stock options to purchase an aggregate of 3,474,093 shares of common stock, at exercise prices ranging from $0.50 to $20.00 per share. Of these, stock options covering an aggregate of 351,506 shares were canceled without being exercised. In May 2007 and June 2007, the registrant issued an aggregate of 1,750 shares of common stock to certain employees and consultants upon the exercise of stock options at exercise prices ranging from $0.5797 to $0.75 per share, for aggregate cash consideration of $1,142. In July 2007, the registrant granted 15,000 shares of restricted stock to two directors at $20.00 per share for an aggregate amount of $300,000. These transactions were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation, and on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

•

In May 2005, the registrant issued an aggregate of 12,000,000 shares of common stock to its founders in connection with the transfer by the founders of their interests in Seattle Biodiesel LLC. In July 2005, the registrant issued an additional 594,000 shares to one of its founders pursuant to an anti-dilution adjustment provided in a Founders’ Agreement dated May 11, 2005. These transactions were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

•

In May 2005, in connection with the registrant’s assumption of certain convertible promissory notes of Seattle Biodiesel LLC, the registrant issued warrants to purchase an aggregate of 86,252 shares of common stock at an exercise price of $0.5797 per shares to holders of such assumed convertible promissory notes. These transactions were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, and Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering.

•

Between April 2005 and October 2005, the registrant issued and sold an aggregate of 3,519,067 shares of common stock to accredited investors at an offering price of $0.5797 per share for an aggregate purchase price of approximately $2.0 million. These transactions were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, and Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering.

•

In August 2005, the registrant issued and sold convertible promissory notes to entities affiliated with Nth Power for an aggregate amount of $250,000, which converted into 446,853 shares of common stock at $0.5797 per share in December 2005. These transactions were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

•

In December 2005 and January 2006, the registrant issued and sold an aggregate of 5,903,239 shares of Series A redeemable convertible preferred stock to accredited investors at an offering price of $1.3143 per share for an aggregate purchase price of approximately $7.8 million. These transactions were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, and Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering.

•

In October 2006, the registrant issued and sold an aggregate of 2,732,069 shares of Series B redeemable convertible preferred stock to accredited investors at an offering price of $13.0853 per share for an aggregate purchase price of approximately $35.7 million. In subsequent closings in January 2007 and February 2007, the registrant issued and sold an aggregate of 6,244,578 additional shares of Series B redeemable convertible preferred stock to accredited investors at an offering price of $13.0853 per share for an aggregate purchase price of approximately $81.7 million. These transactions were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, and Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering.

•

In October 2006, in connection with the sale of Series B redeemable convertible preferred stock, the registrant issued and sold convertible promissory notes to certain purchasers of our Series B redeemable convertible preferred stock for an aggregate principal amount of $7,500,000, which were repaid with accrued interest in January 2007. These transactions were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

•

In October 2006 and January 2007, in connection with the purchase of shares of Series B redeemable convertible preferred stock and convertible promissory notes, the registrant issued to such accredited investors warrants to purchase an aggregate of 2,098,817 shares of common stock at an exercise price of $0.01 per share. These transactions were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, and Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering.

•

In January 2007, in connection with the execution of a Strategic Consultant Services Agreement with Robeco Institutional Asset Management, the registrant issued to The Environment Agency Active Pension Fund, an accredited investor, a warrant to purchase 100,000 shares of common stock at an exercise price of $6.50 per share. This transaction was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

•

In May 2007 and June 2007, the registrant issued an aggregate of 488,177 shares of common stock to certain existing shareholders upon the exercise of warrants at exercise prices ranging from $0.01 to $0.5797 per share, for aggregate cash consideration of $19,623.34. These transactions were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

•

In August 2007, the registrant issued a convertible promissory note for an aggregate amount of $10,000,000, and a promissory note for an aggregate amount of $4,000,000, to Royal Caribbean Cruises, Ltd., or RCCL. These notes were issued in connection with the modification of the registrant’s biodiesel purchase agreement with RCCL. This transaction was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions that such securities had not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom.

No underwriters were involved in the foregoing sales of securities.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1+	Amended and Restated Articles of Incorporation of the registrant

3.2+	Form of Amended and Restated Articles of Incorporation of the registrant, to be effective following this offering

3.3+	Amended and Restated Bylaws of the registrant

3.4	Form of Amended and Restated Bylaws of the registrant, to be effective following this offering

4.1*	Specimen certificate evidencing shares of common stock

5.1*	Opinion of DLA Piper US LLP

10.1+	Form of Indemnification Agreement to be entered into between the registrant and each of its directors and officers

10.2+	Key Employee Agreement between the registrant and Martin G. Tobias, dated May 23, 2005

10.3+	Second Amended and Restated Investor Rights Agreement, dated February 7, 2007, by and among the registrant and certain of its shareholders

10.4+	Amended and Restated 2005 Stock Option Plan and related agreements

10.5+	2007 Performance Incentive Plan and related agreements

10.6+	2007 Employee Stock Purchase Plan and related agreements

10.7+	Construction Agreement by and between JH Kelly, LLC and Imperium Grays Harbor, LLC, dated August 25, 2006

10.8+	Rental Agreement No. 1014 by and between the Port of Grays Harbor and Imperium Grays Harbor, LLC, dated May 15, 2006

10.9+	Lease Agreement by and between Joseph Vance Building Ltd. Partnership and the registrant, dated March 31, 2006

10.10+	Lease Agreement between American Life, Inc. and Vincent DeLuca, as tenants in common, and John P. Plaza, dated March 16, 2004, assigned to Seattle Biodiesel LLC and as amended by Assignment and Amendment to Lease Agreement dated December 19, 2005

10.11+†	Methanol Sales Agreement between Methanex Methanol Company and the registrant, dated December 8, 2006

10.12+†	Contract for the Supply of RBD Palm Olein by and between the registrant and Cargill International Trading Pte Ltd., dated November 22, 2006

10.13+	Sublease Agreement by and between McCann Erickson USA, Inc. and the registrant, dated May 17, 2007

10.14+	2007 Senior Management Team Bonus Program

10.15+†	Marketing and Exclusivity Contract for Biodiesel by and between Constellation Energy Commodities Group, Inc. and Imperium Services, LLC, dated June 15, 2007

10.16+	Standing Time Charter by and between Sea Coast Transportation, LLC and the registrant, dated November 20, 2006

10.17+	Second Amended and Restated Voting Agreement by and among the registrant and certain of its shareholders, dated February 7, 2007

Exhibit Number	Description of Document

10.18+	First Amended and Restated Financing Agreement by and among Société Générale, SG Americas Securities, LLC, Banco Santander Centro Hispano, New York Branch, Norddeutsche Landesbank Girozentrale, New York and/or Cayman Islands Branch and Imperium Grays Harbor, LLC, dated July 27, 2007, and related agreements

10.19*	Form of Executive Employment Agreement between the registrant and Martin G. Tobias

10.20*	Form of Executive Employment Agreement between the registrant and John P. Plaza

10.21*	Form of Executive Employment Agreement between the registrant and Marc D. Stolzman

10.22*	Form of Executive Employment Agreement between the registrant and Arthur D. Ayrault IV

10.23*	Form of Executive Employment Agreement between the registrant and Jerold J. Goade

10.24*	Form of Executive Employment Agreement between the registrant and James Graham Noyes

10.25*	Form of Executive Employment Agreement between the registrant and Jane A. Orenstein

10.26*	Form of Executive Employment Agreement between the registrant and Mark E. Warner

10.27+†	Second Amended and Restated Biodiesel Purchase Agreement by and between Royal Caribbean Cruises, Ltd. and Imperium Grays Harbor, LLC, dated August 3, 2007

10.28+	Operating Agreement of Imperium Grays Harbor, LLC by and between Royal Caribbean Cruises, Ltd. and the registrant, dated September 20, 2006

10.29+	Unit Purchase Agreement by and among Royal Caribbean Cruises, Ltd., Imperium Grays Harbor, LLC and the registrant, dated September 20, 2006

10.30+	Interest Purchase Agreement by and among Royal Caribbean Cruises, Ltd., Imperium Grays Harbor, LLC and the registrant, dated August 3, 2007

10.31+†	Biodiesel Supply Contract by and between Hawaiian Electric Company, Inc. and Imperium Services LLC, dated August 13, 2007

21.1	Subsidiaries of the registrant

23.1	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of DLA Piper US LLP (included in Exhibit 5.1)

24.1+	Power of Attorney. Reference is made to the signature page hereto.

24.2+	Power of Attorney for Robert H. Brust

24.3+	Power of Attorney for V. Paul Unruh

*	To be filed by amendment.
+	Previously filed.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, in the County of King, State of Washington, on the 13th day of September, 2007.

IMPERIUM RENEWABLES, INC.

By:	/s/ Martin G. Tobias
Martin G. Tobias
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Martin G. Tobias Martin G. Tobias	Chief Executive Officer, Chairman and Director (Principal Executive Officer)	September 13, 2007

/s/ John P. Plaza* John P. Plaza	President and Director	September 13, 2007

/s/ Marc D. Stolzman Marc D. Stolzman	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 13, 2007

/s/ Robert H. Brust* Robert H. Brust	Director	September 13, 2007

/s/ Ira M. Ehrenpreis* Ira M. Ehrenpreis	Director	September 13, 2007

/s/ Nancy C. Floyd* Nancy C. Floyd	Director	September 13, 2007

/s/ V. Paul Unruh* V. Paul Unruh	Director	September 13, 2007

* By	/s/ Martin G. Tobias
Martin G. Tobias Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

3.1+	Amended and Restated Articles of Incorporation of the registrant

3.2+	Form of Amended and Restated Articles of Incorporation of the registrant, to be effective following this offering

3.3+	Amended and Restated Bylaws of the registrant

3.4	Form of Amended and Restated Bylaws of the registrant, to be effective following this offering

4.1*	Specimen certificate evidencing shares of common stock

5.1*	Opinion of DLA Piper US LLP

10.1+	Form of Indemnification Agreement to be entered into between the registrant and each of its directors and officers

10.2+	Key Employee Agreement between the registrant and Martin G. Tobias, dated May 23, 2005

10.3+	Second Amended and Restated Investor Rights Agreement, dated February 7, 2007, by and among the registrant and certain of its shareholders

10.4+	Amended and Restated 2005 Stock Option Plan and related agreements

10.5+	2007 Performance Incentive Plan and related agreements

10.6+	2007 Employee Stock Purchase Plan and related agreements

10.7+	Construction Agreement by and between JH Kelly, LLC and Imperium Grays Harbor, LLC, dated August 25, 2006

10.8+	Rental Agreement No. 1014 by and between the Port of Grays Harbor and Imperium Grays Harbor, LLC, dated May 15, 2006

10.9+	Lease Agreement by and between Joseph Vance Building Ltd. Partnership and the registrant, dated March 31, 2006

10.10+	Lease Agreement between American Life, Inc. and Vincent DeLuca, as tenants in common, and John P. Plaza, dated March 16, 2004, assigned to Seattle Biodiesel LLC and as amended by Assignment and Amendment to Lease Agreement dated December 19, 2005

10.11+†	Methanol Sales Agreement between Methanex Methanol Company and the registrant, dated December 8, 2006

10.12+†	Contract for the Supply of RBD Palm Olein by and between the registrant and Cargill International Trading Pte Ltd., dated November 22, 2006

10.13+	Sublease Agreement by and between McCann Erickson USA, Inc. and the registrant, dated May 17, 2007

10.14+	2007 Senior Management Team Bonus Program

10.15+†	Marketing and Exclusivity Contract for Biodiesel by and between Constellation Energy Commodities Group, Inc. and Imperium Services LLC, dated June 15, 2007

10.16+	Standing Time Charter by and between Sea Coast Transportation, LLC and the registrant, dated November 20, 2006

10.17+	Second Amended and Restated Voting Agreement by and among the registrant and certain of its shareholders, dated February 7, 2007

10.18+	First Amended and Restated Financing Agreement by and among Société Générale, SG Americas Securities, LLC, Banco Santander Centro Hispano, New York Branch, Norddeutsche Landesbank Girozentrale, New York and/or Cayman Islands Branch and Imperium Grays Harbor, LLC, dated July 27, 2007, and related agreements

Exhibit Number	Description of Document
10.19*	Form of Executive Employment Agreement between the registrant and Martin G. Tobias

10.20*	Form of Executive Employment Agreement between the registrant and John P. Plaza

10.21*	Form of Executive Employment Agreement between the registrant and Marc D. Stolzman

10.22*	Form of Executive Employment Agreement between the registrant and Arthur D. Ayrault IV

10.23*	Form of Executive Employment Agreement between the registrant and Jerold J. Goade

10.24*	Form of Executive Employment Agreement between the registrant and James Graham Noyes

10.25*	Form of Executive Employment Agreement between the registrant and Jane A. Orenstein

10.26*	Form of Executive Employment Agreement between the registrant and Mark E. Warner

10.27+†	Second Amended and Restated Biodiesel Purchase Agreement by and between Royal Caribbean Cruises, Ltd. and Imperium Grays Harbor, LLC, dated August 3, 2007

10.28+	Operating Agreement of Imperium Grays Harbor, LLC by and between Royal Caribbean Cruises, Ltd. and the registrant, dated September 20, 2006

10.29+	Unit Purchase Agreement by and among Royal Caribbean Cruises, Ltd., Imperium Grays Harbor, LLC and the registrant, dated September 20, 2006

10.30+	Interest Purchase Agreement by and among Royal Caribbean Cruises, Ltd., Imperium Grays Harbor, LLC and the registrant, dated August 3, 2007

10.31+†	Biodiesel Supply Contract by and between Hawaiian Electric Company, Inc. and Imperium Services LLC, dated August 13, 2007

21.1	Subsidiaries of the registrant

23.1	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of DLA Piper US LLP (included in Exhibit 5.1)

24.1+	Power of Attorney. Reference is made to the signature page hereto.

24.2+	Power of Attorney for Robert H. Brust

24.3+	Power of Attorney for V. Paul Unruh

*	To be filed by amendment.
+	Previously filed.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.